LETTER TO SHAREHOLDERS Dear Fellow Shareholders, At this year’s Annual General Meeting, you will be asked to vote on several proposals, all of which your Board unanimously recommends. I wanted to provide you with some additional detail regarding one proposal however, which is Proposal 4, the shareholder approval required under New York Stock Exchange and Bermuda Stock Exchange rules, to issue Butterfield shares as part of our proposed acquisition of CIBC Caribbean. It is separate from the routine annual general mandate to issue shares (Proposal 3), which is an ordinary course of business annual authorization unrelated to this acquisition. Creating Long-term Value Through Growth In May 2026, we announced our agreement to acquire CIBC Caribbean. Opportunities like this one do not come along often. CIBC Caribbean is a business we know well. Our relationship with CIBC goes back to 2010, when they supported the recapitalization of Butterfield, and this transaction is a natural evolution of that partnership. We are combining with a business with approximately 2,700 employees, 42 branches across 10 Caribbean jurisdictions, and long-standing client relationships. The businesses are complementary, with a compelling business case for the combined entity that scales Butterfield’s successful long-term strategy, profitability, and culture. The purchase price of $1.794 billion represents 1.06x CIBC Caribbean’s tangible book value (approximately 8.6x 2025 Adjusted Earnings). It will be paid approximately 61% in cash and 39% in newly issued Butterfield shares. If approved, we will issue approximately 11.58 million new Butterfield shares to CIBC, and a smaller number to CIBC Caribbean and CIBC Bahamas minority shareholders depending on their elections (minority shareholders will be offered the ability to elect to receive up to 100% share consideration). Existing Butterfield shareholders are expected to own approximately 72.3% to 75.2% of the enlarged group, depending on the mix of consideration elected by CIBC Caribbean and CIBC Bahamas minority shareholders. While the share component of the transaction is the reason we are seeking your approval (as we will be issuing in excess of 20% of our shares outstanding), we also believe it is one of the strengths of the transaction. We believe that issuing shares, rather than using only cash, allows us to complete an acquisition of this scale while maintaining a strong, conservatively managed balance sheet and capital levels, and it results in CIBC retaining a meaningful investment in the combined company. The cash portion will be funded from existing resources and a subordinated debt offering for which we have already secured underwriting commitments. We expect to structure the subordinated debt in such a way that, if the transaction were not completed, the debt would be repaid. Better Together Together with CIBC Caribbean, we will hold the number one banking position in the Cayman Islands, Bermuda, Barbados, The Bahamas, and Turks & Caicos, with approximately $29 billion in total assets and more than $25 billion in deposits across 19 jurisdictions. Scale matters in our industry, supporting investment in technology, talent, and client service. The businesses fit together naturally: CIBC Caribbean’s loan book is weighted toward corporate lending, while ours is weighted toward residential mortgages. Their deposit base is largely corporate and US dollar-linked, with an attractively low cost of funding; ours complements it. Their geographic footprint and client base offer a meaningful organic growth opportunity for our wealth platform. The combined group will operate at around a 50% loan-to- deposit ratio, which is the same prudent, liquidity-rich model that has served Butterfield shareholders well for the last 10 years. These are advantages that we expect will compound over time, and they will belong to your bank.

The financial case is compelling: We expect the transaction to be approximately 15% accretive to cash earnings per share in the first full year, approximately 10% accretive to tangible book value per share, and to generate an internal rate of return over 20%. We intend to maintain our current quarterly dividend rate of $0.50 per share, supported by the combined group’s earnings. We have identified approximately $49 million in annual pre-tax cost savings, which we plan to phase in deliberately over a four-year period. Importantly, the success of the transaction does not depend on these savings. Before signing, we and independent specialists completed a comprehensive due diligence program. Butterfield has a strong record of successfully integrating acquisitions, and we intend to get this right, not simply done quickly. Our values and approach are aligned: The conservative approach to capital, credit, and risk that defines Butterfield will characterize the combined group. Our group headquarters will stay in Bermuda, with the Bermuda Monetary Authority as our consolidated banking regulator. CIBC Caribbean’s current headquarters in Barbados will remain the regional operating headquarters within the combined group. Following completion, CIBC will hold approximately 22% of Butterfield’s shares and will be entitled to nominate two directors to our Board, an alignment of interests we welcome. Two members of CIBC Caribbean’s current leadership team will also join Butterfield’s executive management team. The longstanding commitments of both organizations to supporting our communities will not change. We believe this longstanding partnership will help ensure a successful integration of our two companies for our respective investors, customers and communities. Recommendation The Butterfield Board of Directors, with the benefit of independent financial and legal advice, has considered this transaction carefully and believes it is in the best interests of Butterfield and its shareholders. The Board’s decision was supported by a written opinion from Barclays, our financial advisor. We have already submitted substantially all of the required regulatory filings across the relevant jurisdictions. Completion remains subject to regulatory approvals and other conditions, including your approval of the issuance of Butterfield shares at this year’s Annual General Meeting, and your Board will continue to oversee the transaction through to closing and beyond. The Butterfield Board of Directors unanimously recommends that you vote “FOR” the share issuance in connection with the transaction, as further described in the accompanying proxy statement. Voting at the AGM Your vote is important. I encourage you to review the accompanying proxy materials and to submit your vote in good time and no later than the applicable date in the accompanying proxy materials. For more information about the proposed transaction, visit www.butterfieldgroup.com/future. Thank you for your continued confidence in Butterfield. Sincerely, Michael Weld Collins Chairman & Chief Executive Officer Some statements in this letter are forward-looking. Please read them alongside the “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” sections of the accompanying proxy statement.

i NOTICE OF ANNUAL GENERAL MEETING TO THE SHAREHOLDERS OF THE BANK OF N.T. BUTTERFIELD & SON LIMITED The 2026 Annual General Meeting (the “Meeting”) of The Bank of N.T. Butterfield & Son Limited (“Butterfield” or the “Bank”) will be held at 10:00 a.m. Bermuda time on September 18, 2026. The meeting is a virtual shareholder meeting and will be held via a live webcast with telephone access. There will be no physical meeting. Shareholders will be able to access the virtual Meeting, vote their shares and submit questions during the Meeting by visiting www.virtualshareholdermeeting.com/NTB2026. Shareholders may also access the Meeting by telephone at 1 (888) 880-1731 (toll-free U.S. and Canada) or 1 (929) 207-7814 (international). Shareholders must enter the control number included in their proxy materials in order to attend the Meeting through the website or by telephone. If attending by telephone, shareholders should ask to be joined into “The Bank of N.T. Butterfield & Son Limited” call. Additional instructions regarding voting by the internet and telephone are listed on the proxy card. At the meeting, in addition to transacting such other business as may properly come before the Meeting including any adjournments and postponements thereof, the shareholders of the Bank will consider and vote on the following proposals: 1. Proposal 1: To appoint PricewaterhouseCoopers Ltd. as the independent auditor of the Bank for the year ending December 31, 2026, and to authorize the Board of Directors of the Bank, acting through the Audit Committee, to set PricewaterhouseCoopers’ remuneration. 2. Proposal 2: To elect each of the following individuals as a Director, to hold office until the close of the 2027 Annual General Meeting, or until his or her successor is duly elected or appointed: Michael Weld Collins Alastair Barbour Stephen E. Cummings Andrew Henton Mark T. Lynch Meroe Park Ingrid Pierce Jana R. Schreuder Michael Schrum 3. Proposal 3: To generally and unconditionally authorize the Butterfield Board of Directors to dispose of or transfer all or any treasury shares, and to allot, issue or grant (i) shares; (ii) securities convertible into shares; or (iii) options, warrants or similar rights to subscribe for any shares or such convertible securities, where the shares in question are of a class that is listed on the Bermuda Stock Exchange (“BSX shares”), provided that the BSX shares allotted and issued pursuant hereto are in aggregate less than 20% of the share capital of Butterfield issued and outstanding on the day before the 2026 Annual General Meeting, to such person(s), at such times, for such consideration and upon such terms and conditions as the Butterfield Board of Directors may determine. 4. Proposal 4: To approve the issuance of Butterfield shares to holders of CIBC Caribbean Bank Limited common stock pursuant to the Share Purchase Agreement, dated as of May 27, 2026, by and among Butterfield, Canadian Imperial Bank of Commerce, and CIBC Investments (Cayman) Limited and the takeover transactions to be undertaken in connection therewith (as defined and described in the accompanying proxy statement) for purposes of complying with NYSE Listing Rule 312.03 and paragraph 6.21 of Section IIA of the BSX Listing Regulations. This authorization is separate from the authorization of the BSX shares pursuant to Proposal 3.

ii 5. Proposal 5: To adjourn or postpone the meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment or postponement, there are not sufficient votes to approve Proposal 4 or to ensure that any supplement or amendment to the proxy statement is timely provided to Butterfield shareholders. In addition, the audited financial statements for Butterfield for the year ended December 31, 2025 and the independent auditor’s report thereon will be laid before the shareholders at the 2026 Annual General Meeting. Only shareholders of record, as shown on the register of shareholders of Butterfield, as of the close of business on July 29, 2026 are entitled to notice of and to vote at the 2026 Annual General Meeting. Our bye-laws permit us to provide shareholder documents (including proxy materials) to our shareholders via electronic delivery, unless they request printed copies of such materials. Electronic delivery allows us to conserve natural resources and reduces the costs of printing and distributing the proxy materials. On or about August 14, 2026, we will begin mailing or otherwise distributing a notice regarding the availability of proxy materials to shareholders informing them that our proxy statement, 2025 Annual Report on Form 20-F and voting instructions are available on the internet as of such date. Instructions will be provided about how to access the materials and vote. We will provide a printed or emailed copy of our proxy materials to those shareholders who request delivery by such methods. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE APPROVAL OF PROPOSAL NUMBERS 1, 2, 3, 4 and 5. PLEASE VOTE BY INTERNET, TELEPHONE, OR MAIL AS PROMPTLY AS POSSIBLE IF YOU DO NOT PLAN TO ATTEND THE MEETING. IF YOU LATER DESIRE TO REVOKE YOUR PROXY FOR ANY REASON, YOU MAY DO SO IN THE MANNER DESCRIBED IN THE ENCLOSED PROXY STATEMENT. By Order of the Board of Directors, Mr. Michael Weld Collins Chairman & Chief Executive Officer August 14, 2026 Hamilton, Bermuda

iii PROXY STATEMENT The Board of Directors (the “Butterfield board of directors” or the “Board”) of The Bank of N.T. Butterfield & Son Limited (the “Bank” or “Butterfield”) is soliciting the accompanying proxy form to be voted at the 2026 Annual General Meeting of the Bank to be held at 10:00 a.m. Bermuda time on September 18, 2026 (the “Meeting”), including any adjournments or postponements thereof. The Meeting is virtual and will be held via a live webcast with telephone access. There will be no physical meeting. Shareholders will be able to access the virtual Meeting, vote their shares and submit questions during the Meeting by visiting www.virtualshareholdermeeting.com/NTB2026. Shareholders may also access the Meeting by telephone by dialing 1 (888) 880-1731 (toll-free U.S. and Canada) or 1 (929) 207-7814 (international). Shareholders must enter the control number included in their proxy materials in order to attend the Meeting through the website or by telephone. Please see “Attending and Participating in the Meeting” below for additional information. Only holders of voting ordinary shares, par value BD$0.01 per share, of the Bank (the “ordinary shares,” “common shares” or “shares”) of record as of the close of business on July 29, 2026 (the “Record Date”) will be entitled to vote at or participate in the Meeting. As of the close of business on the Record Date, there were 39,326,687 issued and outstanding shares entitled to vote at the Meeting. Each share entitles the holder of record on such date to one vote. Any shareholder wishing to vote by giving a proxy prior to the Meeting must vote online, by phone or by mail. To use the internet to transmit voting instructions, shareholders must access the website www.proxyvote.com. Shareholders may alternatively use any touchtone phone to transmit voting instructions by dialing (800) 690-6903. Shareholders who vote online or by phone must vote by 11:59 pm ET on September 17, 2026. For voting by mail, shareholders must deliver a completed proxy to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717, USA. Completed proxy cards delivered by mail must be postmarked on or before September 11, 2026 in order to be processed. If you have any questions or need assistance with voting, please contact Butterfield’s proxy solicitor, Innisfree M&A Incorporated, by calling 1 (877) 750-9496 (toll-free U.S. and Canada) or +1 (412) 232-3651 (international). When a proxy is properly executed and returned, the shares to which it relates will, subject to any direction to the contrary, be voted in the manner indicated on the proxy with respect to the proposals specified in the Notice of Annual General Meeting attached hereto and, in the absence of voting instructions, will be voted in favor of each of the proposals. Any shareholder who has given a proxy may revoke it prior to its exercise by providing Broadridge at the address listed above with written notice of revocation (provided such notice is given in sufficient time to permit the necessary examination and tabulation of the revocation before the vote is taken), by voting at the Meeting or by executing a later-dated proxy (provided such later-dated proxy is submitted or postmarked within the voting deadlines for internet, telephone or mail voting, as applicable). The affirmative vote of a majority of the votes cast by holders of issued and outstanding shares present in person or by proxy at the Meeting is required for approval of the proposals specified in the Notice of Annual General Meeting accompanying this Proxy Statement; provided that a quorum is present consisting of two or more persons present in person and representing in person or by proxy in excess of 25% of the total issued and outstanding shares entitled to vote at the Meeting. Holders of common shares who are present in person or by proxy but who abstain from voting will be counted towards the quorum but will not be considered as voting. To assist in the solicitation of proxies, Butterfield has retained Innisfree M&A Incorporated. Butterfield and its proxy solicitor may also request banks, brokers, trustees and other intermediaries holding shares of Butterfield shares beneficially owned by others to send this proxy statement to, and obtain proxies from, the beneficial owners and may reimburse such record holders for their reasonable out-of-pocket expenses in so doing. A notice informing shareholders where they can access this Proxy Statement, the accompanying Notice of Annual General Meeting, the proxy form and Butterfield’s Annual Report on Form 20-F for the year ended December 31, 2025 is first being mailed or otherwise distributed to shareholders on or about August 14, 2026. Please see “Electronic Delivery of Proxy Materials” below for additional information.

iv It is important that your shares be represented and voted at the Meeting. Regardless of whether you plan to virtually attend and participate in the Meeting, we encourage you to vote in advance. The Butterfield board of directors knows of no specific matter to be brought before the Meeting which is not referred to in the accompanying Notice of Annual General Meeting.

v WHERE YOU CAN FIND MORE INFORMATION Accompanying this proxy statement is Butterfield’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025 (the “2025 Annual Report”). In addition to the 2025 Annual Report, we refer you to certain additional information contained in documents that are available on our website and filed with the SEC on EDGAR (or, where noted, CIBC Caribbean’s website). We are disclosing important information to you by referring you to those documents. This information is an important part of this proxy statement. We refer you to:  Butterfield’s report on Form 6-K furnished to the SEC on April 28, 2026;  Butterfield’s report on Form 6-K furnished to the SEC on May 28, 2026;  Butterfield’s report on Form 6-K furnished to the SEC on July 27, 2026;  Butterfield’s report on Form 6-K filed with the SEC on August 14, 2026; and  CIBC Caribbean’s 2025 Annual Report, available at https://www.cibccaribbean.com/binaries/content/assets/annual-reports/2025/cibccaribbean-group-ar- 2025.pdf. Except as set forth above, the information contained on or accessible from our website or from CIBC Caribbean’s website, including any references to such website in this proxy statement, any documents incorporated herein or the accompanying letter to shareholders, does not constitute a part of this proxy statement. As a general matter, no information other than the information specifically designated in a supplement to this proxy statement shall be deemed to be a part of this proxy statement. Any statement contained in this proxy statement will be deemed to be modified or superseded for purposes of this proxy statement to the extent that a statement contained in any subsequent document modifies or supersedes that statement. Any statement that is modified or superseded in this manner will no longer be a part of this proxy statement, except as modified or superseded.

vi TABLE OF CONTENTS Page PROXY STATEMENT ............................................................................................................................................ III WHERE YOU CAN FIND MORE INFORMATION ............................................................................................. V QUESTIONS AND ANSWERS .................................................................................................................................. 1 SUMMARY .................................................................................................................................................................. 9 The Bank of N.T. Butterfield & Son Limited ......................................................................................................... 9 Canadian Imperial Bank of Commerce .................................................................................................................. 9 CIBC Caribbean Bank Limited .............................................................................................................................. 9 CIBC Investments (Cayman) Limited .................................................................................................................... 9 The Transaction ...................................................................................................................................................... 9 Butterfield’s Reasons for the Transaction; Recommendation of Butterfield’s Board of Directors ...................... 10 Opinion of Butterfield’s Financial Advisor .......................................................................................................... 10 Governance of Butterfield Following the Transaction ......................................................................................... 11 Regulatory Approvals ........................................................................................................................................... 11 Transaction Financing .......................................................................................................................................... 12 Expected Timing .................................................................................................................................................. 12 Stock Exchange Listings ...................................................................................................................................... 12 Risk Factors .......................................................................................................................................................... 13 CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS ............................... 14 RISK FACTORS ....................................................................................................................................................... 16 PROPOSAL 1 APPOINTMENT OF INDEPENDENT AUDITOR AND AUDITOR REMUNERATION ............................................................................................................................................ 30 PROPOSAL 2 ELECTION OF DIRECTORS ....................................................................................................... 31 PROPOSAL 3 GENERAL MANDATE TO ISSUE SHARES .............................................................................. 33 PROPOSAL 4 THE SHARE ISSUANCE PROPOSAL ......................................................................................... 35 PROPOSAL 5 THE ADJOURNMENT PROPOSAL ............................................................................................ 37 THE TRANSACTION .............................................................................................................................................. 38 The Parties ............................................................................................................................................................ 38 The Bank of N.T. Butterfield & Son Limited ....................................................................................................... 38 CIBC ..................................................................................................................................................................... 38 CIBC Caribbean Bank Limited ............................................................................................................................ 38 CIBC Investments (Cayman) Limited .................................................................................................................. 38 The Transaction .................................................................................................................................................... 38 Appraisal or Dissenters’ Rights ............................................................................................................................ 39 Butterfield’s Reasons for the Transaction; Recommendation of Butterfield’s Board of Directors ...................... 40 Certain Unaudited Prospective Financial Information ......................................................................................... 42 Certain Stand-Alone Butterfield Prospective Financial Information .................................................................... 44 Certain Stand-Alone CIBC Caribbean Financial Information .............................................................................. 44 Certain Estimated Synergies Attributable to the Transaction ............................................................................... 45 Opinion of Butterfield’s Financial Advisor .......................................................................................................... 45 Governance of Butterfield Following the Transaction ......................................................................................... 53 Transaction Financing .......................................................................................................................................... 54 Accounting Treatment .......................................................................................................................................... 54 Regulatory Approvals ........................................................................................................................................... 54 Stock Exchange Listings ...................................................................................................................................... 55 UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION ............................ 56 THE TRANSACTION DOCUMENTS ................................................................................................................... 65 Explanatory Note Regarding the Transaction Documents .................................................................................... 65 The Share Purchase Agreement ............................................................................................................................ 65

vii The Shareholder Agreement ................................................................................................................................. 79 VOTE REQUIRED ................................................................................................................................................... 82 ATTENDING AND PARTICIPATING IN THE MEETING ............................................................................... 83 ELECTRONIC DELIVERY OF PROXY MATERIALS ...................................................................................... 84 RECOMMENDATION BY THE BOARD OF DIRECTORS .............................................................................. 85 ANNEX A SHARE PURCHASE AGREEMENT ............................................................................................... A-1 ANNEX B OPINION OF BARCLAYS ................................................................................................................ B-1

1 QUESTIONS AND ANSWERS The following are some questions that you may have about the Meeting and the transaction (as defined below) and brief answers to those questions. We urge you to read carefully the remainder of this proxy statement because the information in this section does not provide all of the information that might be important to you with respect to the Meeting or the transaction. Additional important information is also contained in the documents incorporated by reference into this proxy statement. See the section entitled “Where You Can Find More Information” beginning on page v. In this proxy statement, unless the context otherwise requires: “Barclays” refers to Barclays Capital Inc., financial advisor to the Butterfield board of directors; “Butterfield” or the “Bank” refers to The Bank of N.T. Butterfield & Son Limited, a local company limited by shares incorporated under the laws of Bermuda; “BSX” refers to the Bermuda Stock Exchange; “Common Shares,” “ordinary shares,” “Butterfield shares” or “shares” refers to the voting ordinary shares, par value BD$0.01 per share, of Butterfield; “CIBC” refers to Canadian Imperial Bank of Commerce, a bank organized under the laws of Canada; “CIBC Bahamas” refers to CIBC Caribbean Bank (Bahamas) Limited; “CIBC Bahamas takeover bid” refers to (i) the takeover bid expected to be made by Butterfield for any and all of the outstanding CIBC Bahamas shares not held by CIBC Caribbean, in accordance with the Securities Industry (Take- Over) Rules, 2019 of The Bahamas, and (ii) any other minority acquisition transaction relating to the CIBC Bahamas shares; “CIBC Caribbean” refers to CIBC Caribbean Bank Limited, a company incorporated and registered under the laws of Barbados; “CIBC Caribbean minority shareholders” refers to CIBC Caribbean shareholders other than CIBC Holdco; “CIBC Caribbean takeover bid” refers to the mandatory takeover bid for any CIBC Caribbean shares issued and outstanding after the closing held by shareholders other than CIBC and CIBC Holdco for the per share consideration (as defined below); “CIBC Caribbean takeover transactions” refers to (i) the CIBC Caribbean takeover bid, which will be made in accordance with the Take-Over Bid Regulations, 2002 of Barbados and (ii) any other minority acquisition transaction relating to the CIBC Caribbean shares not acquired by Butterfield in the share purchase, including any subsequent amalgamation; “CIBC Caribbean shares” refers to common shares of CIBC Caribbean; “CIBC Holdco” refers to CIBC Investments (Cayman) Limited, a Cayman Islands exempted company and wholly owned subsidiary of CIBC that holds approximately 91.67% of the issued and outstanding CIBC Caribbean shares; “CIBC Parties” refers to CIBC and CIBC Holdco, collectively; “NYSE” refers to the New York Stock Exchange; “proposed transaction” refers to the share purchase and the CIBC Caribbean takeover bid;

2 “shareholder agreement” refers to the shareholder agreement to be entered into between Butterfield and CIBC at the closing of the share purchase; “share purchase agreement” refers to the Share Purchase Agreement, dated as of May 27, 2026, by and among Butterfield, CIBC and CIBC Holdco, as it may be amended from time to time; “share purchase” refers to Butterfield’s acquisition from CIBC or an affiliate thereof of all of the issued and outstanding equity interests of CIBC Holdco pursuant to the share purchase agreement; “share issuance” means the issuance of ordinary shares as share consideration pursuant to the share purchase agreement and in connection with the takeover transactions; “takeover transactions” refers to CIBC Caribbean takeover transactions and the CIBC Bahamas takeover bid; “transaction” refers to the share purchase together with the takeover transactions; and “transition services agreement” refers to the transition services agreement to be entered into among Butterfield and the CIBC Parties at the closing of the share purchase. Q: Why am I receiving these materials? A: You are receiving these materials because you are a shareholder of record of Butterfield as of July 29, 2026, the Record Date for the Meeting. In addition to the regular annual business that will be conducted at the Meeting, at the Meeting Butterfield is also asking its shareholders to consider and approve the share issuance proposal, which proposal must be approved in order for Butterfield to issue the share consideration to CIBC and CIBC Caribbean and CIBC Bahamas minority shareholders in the transaction, and is a condition to the completion of the share purchase. Additional details about the transaction, the share issuance, the share issuance proposal and the Meeting are contained in this proxy statement. A copy of the share purchase agreement is also attached as Annex A to this proxy statement. Q: What is the share purchase and the share purchase agreement? A: On May 27, 2026, Butterfield, CIBC and CIBC Holdco entered into the share purchase agreement. Pursuant to the share purchase agreement, in the share purchase, Butterfield will acquire all of outstanding equity interests of CIBC Holdco from CIBC or an affiliate thereof, which owns 1,445,725,257 CIBC Caribbean shares, representing the indirect acquisition by Butterfield of approximately 91.67% of the issued and outstanding CIBC Caribbean shares. Thereafter, Butterfield will undertake the takeover transactions in which it will seek to acquire all of the remaining outstanding CIBC Caribbean shares not owned by CIBC Holdco and all of the CIBC Bahamas shares not owned by CIBC Caribbean, in each case on the terms described in this proxy statement. The share purchase agreement also contains various representations, warranties and covenants of the parties. See “The Transaction Documents – The Share Purchase Agreement” beginning on page 65 for more information. Q: What consideration will CIBC or its affiliates receive? A: Pursuant to the share purchase agreement, CIBC (or an affiliate thereof) will receive a combination of cash and Butterfield ordinary shares, with an aggregate value of $1.1376 per CIBC Caribbean share (the “Per CIBC Caribbean Share Aggregate Consideration”). The cash consideration CIBC (or an affiliate thereof) will receive is $0.6918 per CIBC Caribbean share owned by CIBC Holdco (the “Per CIBC Caribbean Share Cash Consideration”), less certain amounts related to CIBC Caribbean long-term incentive plan obligations in respect of the Assumed LTIP Awards (as defined below) and certain transaction expenses as specified in the share purchase agreement. The remainder of the Per CIBC Caribbean Share Aggregate Consideration is payable in Butterfield shares at an exchange ratio of 0.008008 of a Butterfield share for each CIBC Caribbean share (the “Per CIBC Caribbean Share Stock Consideration”), which was determined based on a reference price of $55.66 per Butterfield share, the ten-day (10-day) average trading price of Butterfield shares on the NYSE prior to the announcement of the share purchase agreement. Based on the foregoing, Butterfield will issue 11,577,367 Butterfield shares to CIBC (or an affiliate thereof) pursuant to the share purchase agreement,

3 subject to equitable adjustment for certain changes in Butterfield’s capitalization. See “The Transaction Documents—The Share Purchase Agreement—Share Purchase Consideration.” Q: What are the CIBC Caribbean takeover transactions? A: In accordance with applicable Barbados law and regulation, after the closing of the share purchase, Butterfield will commence the CIBC Caribbean takeover transactions, which will be an offer for any and all of the outstanding CIBC Caribbean shares held by CIBC Caribbean minority shareholders, inviting each such holder of CIBC Caribbean shares to tender its CIBC Caribbean shares in the CIBC Caribbean takeover transactions. In the CIBC Caribbean takeover transactions, Butterfield will offer to each then CIBC Caribbean minority shareholder consideration per CIBC Caribbean share equal to (x) the Per CIBC Caribbean Share Stock Consideration and (y) the Per CIBC Caribbean Share Cash Consideration ((x) and (y) together, the “Base Consideration”), provided that each CIBC Caribbean minority shareholder will have the right to elect to receive up to 100% of the value of the Base Consideration in Butterfield ordinary shares in lieu of any Per CIBC Caribbean Share Cash Consideration (with the number of ordinary shares being calculated using the same price per share that was used to calculate the Per CIBC Caribbean Share Stock Consideration). Butterfield will designate CIBC Holdco as the recipient of all CIBC Caribbean shares acquired in the CIBC Caribbean takeover transactions. Following the completion of the CIBC Caribbean takeover transactions, if CIBC Caribbean minority shareholders representing not less than ninety percent (90%) of shares held by CIBC Caribbean minority shareholders accept the CIBC Caribbean takeover transactions (the “90% acceptance threshold”), Butterfield would then apply Section 186 of the Barbados Companies Act to compulsorily acquire any CIBC Caribbean shares not validly tendered in the CIBC Caribbean takeover transactions for the Base Consideration. If the 90% acceptance threshold is not met, Butterfield may pursue a subsequent amalgamation in which a newly formed wholly owned subsidiary of Butterfield amalgamates with CIBC Caribbean, and CIBC Caribbean minority shareholders that do not tender their CIBC Caribbean shares in the CIBC Caribbean takeover transactions would receive the Base Consideration. Q: What is the CIBC Bahamas takeover bid? A: In accordance with applicable Bahamas law and regulation, Butterfield will undertake the CIBC Bahamas takeover bid, which will be an offer for any and all of the outstanding CIBC Bahamas shares held by CIBC Bahamas minority shareholders, inviting each such holder of CIBC Bahamas shares to tender its CIBC Bahamas shares in the CIBC Bahamas takeover bid. CIBC Bahamas shareholders will be offered the same relative mix of cash and Butterfield ordinary shares as the Base Consideration offered to CIBC Caribbean shareholders, along with the same election to receive up to 100% of their consideration in Butterfield ordinary shares. The offer price is expected to be based on an equivalent tangible book value multiple implied by the terms of the share purchase agreement and the CIBC Caribbean takeover bid. Butterfield currently estimates that the aggregate cash consideration payable to CIBC Bahamas minority shareholders would be approximately $27 million (assuming the consideration mix equivalent to the Base Consideration is accepted by all CIBC Bahamas minority shareholders). Butterfield expects to issue between approximately 300,000 (assuming the consideration mix equivalent to the Base Consideration is accepted by all CIBC Bahamas minority shareholders) and 800,000 (assuming 100% share consideration is elected by all CIBC Bahamas minority shareholders) Butterfield ordinary shares to CIBC Bahamas minority shareholders, depending on CIBC Bahamas minority shareholder elections. Q: What will happen at the closing of the share purchase? A: At the closing of the share purchase, CIBC will sell, and Butterfield will purchase, all of the outstanding equity interests in CIBC Holdco and therefore indirectly acquire CIBC Holdco’s approximately 91.67% interest in CIBC Caribbean. In connection therewith, Butterfield will deliver the Per CIBC Caribbean Share Stock Consideration and the Per CIBC Caribbean Share Cash Consideration to CIBC (or an affiliate thereof). Q: What is the aggregate share consideration in the transaction expected to be? A: Based on the number of CIBC Caribbean and CIBC Bahamas shares issued and outstanding as of the date of the share purchase agreement, Butterfield will issue 11.58 million ordinary shares to CIBC (or an affiliate thereof) and between 1.36 million and 3.47 million ordinary shares in the takeover transactions, depending on minority shareholder elections. Butterfield shareholders are expected to own approximately 75.2%, and

4 CIBC (or an affiliate thereof) is expected to own approximately 22.2% and former CIBC Caribbean and CIBC Bahamas minority shareholders are expected to own approximately 2.6% of the issued and outstanding Butterfield shares, respectively, following the completion of the transaction, assuming all CIBC Caribbean and CIBC Bahamas minority shareholders elect the base consideration (the percentages identified in the preceding sentence will be approximately 72.3%, 21.3% and 6.4%, respectively, if all CIBC Caribbean and CIBC Bahamas minority shareholders elect 100% share consideration). Q: What is the aggregate cash consideration in the transaction expected to be? A: Based on the number of CIBC Caribbean and CIBC Bahamas shares issued and outstanding as of the date of the share purchase agreement, Butterfield will deliver approximately $1.0 billion in cash consideration to CIBC or its designated affiliate and up to $117.5 million in cash consideration to all CIBC Caribbean and CIBC Bahamas minority shareholders if all such minority shareholders accept the Base Consideration (no additional cash consideration would be payable if all CIBC Caribbean and CIBC Bahamas minority shareholders elect 100% share consideration). Q: What am I being asked to vote on at the Meeting that is in relation to the transaction? A: Butterfield shareholders are being asked to consider and vote on two proposals relating to the transaction: first, a proposal to approve the issuance of Butterfield ordinary shares in the share issuance, which we refer to as the “share issuance proposal” (or “proposal no. 4”); and second, a proposal to approve the adjournment of the Meeting, if necessary or appropriate, including to solicit additional proxies if there are not sufficient votes at the time of the Meeting to approve the share issuance proposal or to ensure that any supplement or amendment to this proxy statement is timely provided to Butterfield shareholders, which we refer to as the “adjournment proposal” (or “proposal no. 5”). Approval of the share issuance proposal is a condition to completion of the share purchase. The Butterfield board of directors is asking shareholders to approve the maximum number of Butterfield shares that may be issued in the transactions, taking the share purchase and the takeover transactions (and the maximum number of Butterfield shares that may be issued in connection therewith) in the aggregate. Q: Why is Butterfield seeking shareholder approval to issue Butterfield ordinary shares? A: Butterfield ordinary shares are listed on the NYSE and the BSX. Under the applicable rules of the NYSE, a listed company generally must obtain shareholder approval before issuing common equity in connection with a transaction if the number of shares to be issued equals or exceeds 20% of the voting power or number of shares outstanding before the issuance. Paragraph 6.21 of Section IIA of the BSX Listing Regulations requires shareholder approval in connection with the issuance of BSX listed securities. Because the Butterfield ordinary shares to be issued in connection with the transaction will exceed this threshold and will be listed on the BSX, Butterfield is asking its shareholders to approve the share issuance. Approval of the share issuance proposal is a condition to completion of the transaction. Q: How does the Butterfield board of directors recommend that I vote at the Meeting? A: The Butterfield board of directors unanimously recommends that you vote “FOR” proposals 1, 2, 3, 4 and 5 at the Meeting. Q: When and where will the Meeting be held? A: The Meeting will be held at 10:00 a.m. Bermuda time on September 18, 2026. The Meeting is a virtual shareholder meeting and will be held via a live webcast with telephone access. There will be no physical meeting. Shareholders will be able to access the virtual the Meeting, vote their shares and submit questions during the Meeting by visiting www.virtualshareholdermeeting.com/NTB2026. Shareholders may also access the Meeting by telephone at 1 (888) 880-1731 (toll-free U.S. and Canada) or 1 (929) 207-7814 (international). Shareholders must enter the control number included in their proxy materials in order to attend the Meeting through the website or by telephone. If attending by telephone, shareholders should ask to be joined into “The Bank of N.T. Butterfield & Son Limited” call. Additional instructions regarding voting by the internet and telephone are listed on the proxy card.

5 Q: Who is entitled to vote at the Meeting? A: The Butterfield board of directors has fixed the close of business on July 29, 2026 as the record date for the Meeting. Only holders of Butterfield ordinary shares of record at the close of business on the record date are entitled to notice of, and to vote at, the Meeting or any adjournment or postponement of the Meeting. Each holder is entitled to one vote for each Butterfield ordinary share held of record as of the record date. As of July 29, 2026, there were 39,326,687 Butterfield ordinary shares outstanding and entitled to vote. Q: What will Butterfield shareholders receive in the transaction? A: Butterfield shareholders will not receive any consideration in the share purchase or the takeover transactions, and their Butterfield shares will remain outstanding and continue to be traded on the NYSE and the BSX. Q: Will the value of the Per CIBC Caribbean Share Stock Consideration change between the date of this proxy statement and the time the transaction is completed? A: Yes. The value of the Butterfield shares will fluctuate between the date of this proxy statement and the completion of the transaction based on market activity. Any fluctuation in the price of Butterfield shares will not affect the number of shares CIBC (or an affiliate thereof) would receive in the share purchase or the number of Butterfield shares CIBC Caribbean minority shareholders and CIBC Bahamas minority shareholders would be entitled to elect to receive in the takeover transactions. Such fluctuations in value may influence the elections made by CIBC Caribbean and CIBC Bahamas minority shareholders in the takeover transactions. Butterfield is not and the CIBC Parties are not permitted to terminate the share purchase agreement as a result of any increase or decrease in the market price of Butterfield shares. Q: How will CIBC Caribbean long-term incentive plan awards be treated in the transaction? A: At the effective time of the share purchase, each outstanding cash-settled award granted under the CIBC Caribbean long-term incentive plan will be cancelled and converted into a cash-settled award of Butterfield, referred to as an “Assumed LTIP Award.” Each Assumed LTIP Award will continue to vest, subject to substantially the same terms and conditions that applied immediately before the effective time of the share purchase, including service-based vesting conditions and treatment upon termination of employment or retirement, subject to the provisions of the share purchase agreement. Q: What constitutes a quorum for the Meeting? A: A quorum for the Meeting consists of two or more persons present in person and representing in person or by proxy in excess of 25% of the total issued and outstanding shares entitled to vote at the Meeting. Q: What vote is required for the approval of each proposal at the Meeting? A: The affirmative vote of a majority of the votes cast by holders of issued and outstanding Butterfield shares present in person or by proxy at the Meeting is required for approval of the proposals specified in the Notice of the Meeting accompanying this Proxy Statement; provided that a quorum is present consisting of two or more persons present in person and representing in person or by proxy in excess of 25% of the total issued and outstanding shares entitled to vote at the Meeting. Q: How can I attend and vote my shares virtually at the Meeting? Shareholders will be able to access the virtual Meeting, vote their shares and submit questions during the Meeting by visiting www.virtualshareholdermeeting.com/NTB2026. You may also attend by telephone at 1 (888) 880-1731 (toll-free U.S. and Canada) or 1 (929) 207-7814 (international). Shareholders must enter the control number found on their proxy materials in order to attend via the website or telephone. If attending by telephone, shareholders should ask to be joined into “The Bank of N.T. Butterfield & Son Limited” call. Additional instructions regarding voting by the internet and telephone are listed on the proxy card. Additional information on attending the Meeting can be found under the section entitled “Attending and Participating in the Meeting” on page 83.

6 Q: How can I vote my shares without attending the Meeting? A: Whether you hold your shares directly as a Butterfield shareholder of record or beneficially in “street name,” you may direct your vote by proxy without attending the Meeting. If you are a Butterfield shareholder of record, you can vote your shares by following the instructions provided in the enclosed proxy card. If you hold shares beneficially in “street name” as a beneficial owner of Butterfield shares, you should follow the voting instructions provided by your bank, broker or other nominee. Additional information on voting procedures can be found under the section entitled “Attending and Participating in the Meeting” on page 83. Q: What do I need to do now? A: After carefully reading and considering the information contained in this document, please vote as soon as possible by completing, signing and dating the accompanying proxy card and returning the enclosed postage- paid envelope, or by submitting your proxy by telephone or through the Internet, as soon as possible so that your shares may be represented at your Meeting. Please note that if you hold shares beneficially in “street name,” you should follow the voting instructions provided by your bank, broker or other nominee. Q: If my shares are held in “street name” by a broker, bank or other nominee, will my broker, bank or other nominee vote my shares for me in respect of the share issuance proposal? A: No. Your bank, broker or other nominee cannot vote your shares in respect of the share issuance proposal without instructions from you. You should instruct your bank, broker or other nominee how to vote your shares in accordance with the instructions provided to you. Please check the voting form used by your bank, broker or other nominee. Q: Why is my vote important? A: If you do not submit a proxy or attend the meeting and vote your shares, it will be more difficult for Butterfield to obtain the necessary quorum to hold the Meeting. A quorum is present consisting of two or more persons present in person and representing in person or by proxy in excess of 25% of the total issued and outstanding shares entitled to vote at the Meeting. The affirmative vote of a majority of the votes cast by holders of issued and outstanding shares present in person or by proxy at the Meeting is required for approval of the share issuance proposal. The Butterfield board of directors unanimously recommends that you vote “FOR” the share issuance proposal and “FOR” the other proposals presented at the Meeting. Q: What happens if I abstain or fail to vote? A: Your failure to submit a proxy or vote virtually at the Meeting, or failure to instruct your bank or broker how to vote, or abstention will have no effect on the outcome of any of the proposals, including the share issuance proposal and the adjournment proposal. If you fail to submit a proxy and do not vote at the Meeting, or if you hold your shares in “street name” and do not provide voting instructions to your bank, broker, trustee or other nominee, your shares will not be voted on the share issuance proposal or the adjournment proposal and will have no effect on the outcome of the proposals, but this may make it more difficult for Butterfield to obtain a quorum. Q: What will happen if I return my proxy card without indicating how to vote? A: If you sign and return your proxy card without indicating how to vote on any particular proposal, the Butterfield ordinary shares represented by your proxy will be voted as recommended by the Butterfield board of directors with respect to such proposals.

7 Q: Will Butterfield be required to submit the share issuance proposal to Butterfield shareholders even if the Butterfield board of directors has withdrawn, modified or qualified its recommendation? A: Yes. Unless the share purchase agreement is terminated before the Meeting, Butterfield is required to submit the share issuance proposal to its Butterfield shareholders even if the Butterfield board of directors has withdrawn or modified its recommendation. Q: Are Butterfield shareholders entitled to appraisal or dissenters’ rights? A: No. Butterfield shareholders are not entitled to appraisal or dissenters’ rights in connection with the transaction. For more information, see the section entitled “The Transaction—Appraisal or Dissenters’ Rights” beginning on page 39. Q: Are there any risks that I should consider in deciding whether to vote for the approval, as applicable, of the share issuance proposal? A: Yes. You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors” beginning on page 16. You also should read and carefully consider the risk factors of Butterfield in its Annual Report on Form 20-F for the year ended December 31, 2025 which is being provided together with this proxy statement. Q: When is the transaction expected to be completed? A: Butterfield expects the transaction to close during the first half of 2027. However, Butterfield cannot predict the actual date on which the transaction will be completed, or if the transaction will be completed at all, because completion is subject to conditions and factors outside the control of Butterfield, CIBC and CIBC Caribbean. Under the share purchase agreement, either Butterfield or CIBC may terminate the agreement if the share purchase has not been completed by August 27, 2027, subject to automatic extensions in specified circumstances relating to outstanding regulatory approvals, first to November 27, 2027 and then to February 27, 2028, and subject to the additional timing provisions in the share purchase agreement if all conditions are satisfied before the applicable termination date but the closing would occur after that date under the agreement’s closing mechanics. Butterfield must obtain approval of the share issuance proposal as set forth in this proxy statement, and Butterfield, CIBC and CIBC Caribbean must also obtain necessary regulatory approvals and satisfy certain other closing conditions. The share purchase will be completed promptly once Butterfield, CIBC and CIBC Caribbean have obtained necessary regulatory approvals and have satisfied other closing conditions, including, in the case of Butterfield, receipt of the requisite vote noted above. Q: What are the conditions to complete the share purchase? A: The obligations of Butterfield and CIBC to complete the share purchase are subject to the satisfaction or waiver of certain closing conditions contained in the share purchase agreement, including the receipt of required regulatory approvals, the expiration of all statutory waiting periods without the imposition of any materially burdensome regulatory condition and approval by Butterfield shareholders of the share issuance proposal. For more information, see “The Share Purchase Agreement—Conditions to Complete the Share Purchase” beginning on page 76. Q: What happens if I sell my shares after the record date but before the Meeting? A: The record date is before the date of the Meeting. If you sell or otherwise transfer your Butterfield shares after the record date but before the date of the Meeting, you will retain your right to vote at the Meeting. Q: Who can help answer my questions? A: If you have any questions about the Meeting or how to submit your proxy or voting instruction card, or if you need additional copies of this document or the enclosed proxy card or voting instruction card, you should contact Butterfield’s proxy solicitor, Innisfree M&A Incorporated, by calling 1 (877) 750-9496 (toll-free U.S. and Canada) or +1 (412) 232-3651 (international).

8 Q: Where can I find more information about Butterfield and CIBC Caribbean? A: You can find more information about Butterfield and CIBC Caribbean from the various sources described under “Where You Can Find More Information” beginning on page v.

9 SUMMARY The Bank of N.T. Butterfield & Son Limited Butterfield is a full-service bank and wealth manager headquartered in Hamilton, Bermuda. Our principal banking operations are located in Bermuda, the Cayman Islands, Guernsey and Jersey, providing deposit, cash management and lending solutions for individual, business and institutional clients. We provide a full range of wealth management services, comprising trust, private banking, asset management and custody, in Bermuda, the Cayman Islands and Guernsey, trust services in The Bahamas, Singapore and Switzerland, and residential property lending in the UK. Butterfield is publicly traded on the New York Stock Exchange (symbol: NTB) and the Bermuda Stock Exchange (symbol: NTB.BH). Canadian Imperial Bank of Commerce CIBC is a leading North American financial institution with 15 million personal banking, business, public sector and institutional clients. Across Personal and Business Banking, Commercial Banking and Wealth Management, and Capital Markets, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada, in the United States and around the world. CIBC is publicly traded on the Toronto Stock Exchange (symbol: CM) and the New York Stock Exchange (symbol: CM). CIBC Caribbean Bank Limited CIBC Caribbean is a relationship bank offering a full range of market leading financial services through its Corporate Banking, Personal and Business Banking and Private Wealth segments. CIBC Caribbean is located in ten (10) countries around the Caribbean, providing banking services through approximately 2,700 employees in 42 branches and offices. CIBC Investments (Cayman) Limited CIBC Investments (Cayman) Limited principal activity is to act as an intermediary holding company for the investment in CIBC Caribbean Bank Limited. CIBC Investments (Cayman) Limited’s principal place of business is in Grand Cayman, Cayman Islands. CIBC Investments (Cayman) Limited does not have any employees. The Transaction Under the share purchase agreement, in the share purchase, Butterfield will acquire all of outstanding equity interests of CIBC Holdco, which owns 1,445,725,257 CIBC Caribbean shares, representing approximately 91.67% of the issued and outstanding CIBC Caribbean shares. Thereafter, Butterfield will undertake the takeover transactions in which it will seek to acquire all of the CIBC Caribbean shares not owned by CIBC Holdco and all of the CIBC Bahamas shares not owned by CIBC Caribbean, in each case on the terms described in this proxy statement. Pursuant to the share purchase agreement, CIBC (or an affiliate thereof) will receive a combination of cash and Butterfield ordinary shares, with an aggregate value of $1.1376 per CIBC Caribbean share. The cash consideration CIBC (or an affiliate thereof) will receive is $0.6918 per CIBC Caribbean share owned by CIBC Holdco less the per share allocation of the LTIP closing amount and the transaction expense amount. The LTIP closing amount represents the balance, as of the date that is ten (10) days prior to the closing date, of CIBC’s obligations under the letter agreement regarding the CIBC Caribbean long term incentive plan (the “LTIP”). The transaction expense amount generally equals the amount by which specified out-of-pocket transaction expenses of CIBC Caribbean exceed $18,000,000. The share consideration is payable in Butterfield shares at an exchange ratio of 0.008008 of a Butterfield share for each CIBC Caribbean share, which was determined based on a reference price of $55.66 per Butterfield share, the ten-day (10-day) average trading price of Butterfield shares on the NYSE prior to the announcement of the share purchase agreement. Based on the foregoing, Butterfield will issue 11,577,367 Butterfield shares to CIBC (or an affiliate thereof) pursuant to the share purchase agreement, subject to equitable adjustment for certain changes in Butterfield’s capitalization.

10 In accordance with applicable Barbados law and regulation, after the closing of the share purchase, Butterfield will commence the CIBC Caribbean takeover transactions, which will be an offer for any and all of the outstanding CIBC Caribbean shares held by CIBC Caribbean minority shareholders, inviting each such holder of CIBC Caribbean shares to tender its CIBC Caribbean shares in the CIBC Caribbean takeover transactions. In the CIBC Caribbean takeover transactions, Butterfield will offer to each then CIBC Caribbean minority shareholder consideration per CIBC Caribbean share equal to (x) the Per CIBC Caribbean Share Stock Consideration and (y) the Per CIBC Caribbean Share Cash Consideration ((x) and (y) together, the “Base Consideration”), provided that each CIBC Caribbean minority shareholder will have the right to elect to receive up to 100% of the value of the Base Consideration in Butterfield ordinary shares (with the number of ordinary shares being calculated using the same price per share that was used to calculate the Per CIBC Caribbean Share Stock Consideration). Butterfield will designate CIBC Holdco as the recipient of all CIBC Caribbean shares acquired in the CIBC Caribbean takeover transactions. Following the completion of the CIBC Caribbean takeover transactions, if CIBC Caribbean minority shareholders representing not less than ninety percent (90%) of shares held by CIBC Caribbean minority shareholders accept the CIBC Caribbean takeover transactions, Butterfield would then to apply Section 186 of the Barbados Companies Act to compulsorily acquire any CIBC Caribbean shares not validly tendered in the CIBC Caribbean takeover transactions for the Base Consideration. If the 90% acceptance threshold is not met, Butterfield may pursue a subsequent amalgamation in which a newly formed wholly owned subsidiary of Butterfield amalgamates with CIBC Caribbean, and CIBC Caribbean minority shareholders that do not tender their CIBC Caribbean shares in the CIBC Caribbean takeover transactions would receive the Base Consideration. In accordance with applicable Bahamas law and regulation, Butterfield will undertake the CIBC Bahamas takeover bid, which will be an offer for any and all of the outstanding CIBC Bahamas shares held by CIBC Bahamas minority shareholders, inviting each such holder of CIBC Bahamas shares to tender its CIBC Bahamas shares in the CIBC Bahamas takeover bid. CIBC Bahamas shareholders will be offered the same relative mix of cash and Butterfield ordinary shares as the Base Consideration offered to CIBC Caribbean shareholders, along with the same election to receive up to 100% of their consideration in Butterfield ordinary shares. The offer price is expected to be based on an equivalent tangible book value multiple implied by the terms of the share purchase agreement and the CIBC Caribbean takeover bid. Butterfield currently estimates that the aggregate cash consideration payable to CIBC Bahamas minority shareholders would be approximately $27 million (assuming the consideration mix equivalent to the Base Consideration is accepted by all CIBC Bahamas minority shareholders). Butterfield expects to issue between approximately 300,000 (assuming the consideration mix equivalent to the Base Consideration is accepted by all CIBC Bahamas minority shareholders) and 800,000 (assuming 100% share consideration is elected by all CIBC Bahamas minority shareholders) Butterfield ordinary shares to CIBC Bahamas minority shareholders, depending on CIBC Bahamas minority shareholder elections. Butterfield’s Reasons for the Transaction; Recommendation of Butterfield’s Board of Directors The Butterfield board of directors has unanimously (i) determined that the transactions contemplated by the share purchase agreement, the shareholder agreement and entry into the transition services agreement are advisable and in the best interests of Butterfield and Butterfield shareholders and (ii) approved and declared advisable the share purchase agreement, and the transactions contemplated by the share purchase agreement and the other transaction documents, including the takeover transactions, the share issuance and the shareholder agreement, and approved the performance by Butterfield of its obligations, and the exercise by Butterfield of its rights, under the share purchase agreement and the shareholder agreement and the other transaction document to which Butterfield is or will be a party. The Butterfield board of directors unanimously recommends that Butterfield shareholders vote “FOR” the approval of share issuance proposal and “FOR” the other proposals presented at the Meeting. For a more detailed discussion of the Butterfield board of directors’ recommendation in relation to the share issuance proposal, see “The Transaction - Butterfield’s Reasons for the Transaction; Recommendation of Butterfield’s Board of Directors” beginning on page 40. Opinion of Butterfield’s Financial Advisor On May 27, 2026, Barclays rendered its oral opinion (which was subsequently confirmed in writing) to the Butterfield board of directors that, as of such date, and based upon and subject to the assumptions, limitations, qualifications and other matters stated in its opinion, (a) the 11,577,367 Butterfield ordinary shares representing an exchange ratio of

11 0.008008 Butterfield ordinary shares per CIBC Caribbean share held by CIBC Holdco and (b) an amount in cash equal to US$1,000,152,732.79, representing US$0.6918 per CIBC Caribbean share held by CIBC Holdco ((a) and (b) together, the “per share consideration”) to be paid by Butterfield in the proposed transaction was fair to Butterfield from a financial point of view. The full text of Barclays’ written opinion, dated as of May 27, 2026, is attached as Annex B to this proxy statement. Barclays’ opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Barclays in rendering its opinion. The summary of the opinion of Barclays set forth in this proxy statement is qualified in its entirety by reference to the full text of such opinion. Butterfield shareholders are urged to read the opinion in its entirety. Barclays’ opinion was addressed to the Butterfield board of directors (in its capacity as such) in connection with its consideration of the proposed transaction, and was limited to the fairness, from a financial point of view, of the per share consideration to be paid by Butterfield in the proposed transaction and did not address any other aspect of the proposed transaction. Barclays expressed no opinion about Butterfield’s underlying business decision to proceed with or effect the proposed transaction or the likelihood of consummation of the proposed transaction. In addition, Barclays expressed no opinion on, and its opinion did not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the proposed transaction, or any class of such persons, relative to the consideration paid in the proposed transaction or otherwise. The opinion is not intended to be and does not constitute a recommendation to any Butterfield shareholder as to how such shareholder should vote or otherwise act with respect to the proposed transaction. For more information regarding the opinion of Barclays, see “Opinion of Butterfield’s Financial Advisor” beginning on page 45 and the full text of the written opinion of Barclays attached as Annex B to this proxy statement. Governance of Butterfield Following the Transaction Board of Directors Effective as of the closing of the share purchase, Butterfield will appoint two (2) directors designated by CIBC or an affiliate of CIBC to the Butterfield board of directors. Thereafter, (i) until the date on which CIBC’s “ownership percentage” (as defined in the shareholder agreement) of Butterfield shares falls below fifteen percent (15%), CIBC will maintain the right to nominate two (2) nominees for election to the Butterfield board of directors and (ii) until the date on which CIBC’s ownership percentage first falls below ten percent (10%), CIBC will maintain the right to designate one (1) nominee for election to the Butterfield board of directors, in each case of clauses (i) and (ii), subject to the satisfaction of specified qualification requirements and the applicable requirements of any governmental authority as set forth in the shareholder agreement. Senior Management Michael Weld Collins, the current Chairman & Chief Executive Officer of Butterfield, will continue to serve as Chairman & Chief Executive Officer of Butterfield and lead its senior management team following the completion of the transaction. Butterfield expects to retain key members of CIBC Caribbean’s existing leadership team and, at the group level, appoint two members of CIBC Caribbean’s leadership team to Butterfield’s senior management team following completion of the share purchase. Several members of CIBC Caribbean’s Executive Committee are also expected to participate in the governance and management of the combined organization to support integration, continuity of leadership and the sharing of regional expertise. Regulatory Approvals Completion of the transactions contemplated by the share purchase agreement is subject to the prior receipt of regulatory, governmental and securities exchange approvals, authorizations, non-objections, notices and filings in multiple jurisdictions. Subject to the terms of the share purchase agreement, Butterfield and the CIBC Parties have agreed to cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation to effect the applications, notices, petitions and filings required to obtain the requisite regulatory

12 approvals, and to use reasonable best efforts to make such filings within forty-five (45) days of the date of the share purchase agreement. Substantially all of these filings were made on or about July 15, 2026. Butterfield and the CIBC Parties have further agreed to use reasonable best efforts to obtain as promptly as practicable all other permits, consents, approvals and authorizations of all third parties, regulatory agencies and governmental entities that are necessary or advisable to consummate the transactions contemplated by the share purchase agreement, and to comply with the terms and conditions thereof. The approval of an application means only that the applicable regulatory criteria for approval have been satisfied or waived. It does not mean that the approving authority has determined that the consideration to be received in the transaction is fair, and regulatory approval does not constitute an endorsement or recommendation of the transaction. Butterfield and the CIBC Parties believe that the transaction does not raise significant regulatory concerns and that they will be able to obtain all requisite regulatory approvals. However, there can be no assurance that all of the regulatory approvals described herein will be obtained and, if obtained, there can be no assurance regarding the timing of the approvals or the parties’ ability to obtain the approvals on satisfactory terms. These approvals could be delayed or not obtained at all, including due to an adverse development in Butterfield’s, CIBC’s or CIBC Caribbean's regulatory standing or in any other factor considered by regulators when granting such approvals; governmental, political, labor or community group inquiries, investigations or opposition; or changes in legislation or any of the relevant political environments generally. Transaction Financing Butterfield intends to fund the cash consideration through a combination of existing liquidity and an SEC-registered offering (the “subordinated debt financing”) of Tier 2 capital-qualifying subordinated debt (the “subordinated notes”). Butterfield expects to raise up to approximately $700 million in the subordinated debt financing and has obtained underwriting commitments from two investment banks for up to such amount. The subordinated debt financing is expected to occur in the fourth quarter of 2026 or the first quarter of 2027, subject to market conditions. Butterfield expects that the terms of the subordinated debt financing will include a special mandatory redemption feature which will provide that should the share purchase agreement be terminated or the share purchase fails to close by a specified date, Butterfield will be required to redeem all of the outstanding subordinated notes at a redemption price of 101% of the outstanding aggregate principal amount of the subordinated notes. Expected Timing Butterfield expects to complete the share purchase during the first half of 2027. However, Butterfield cannot predict the actual date on which the share purchase will be completed, or if the share purchase will be completed at all, because completion is subject to conditions and factors outside the control of Butterfield and the CIBC Parties. Butterfield must first obtain the approval of Butterfield shareholders for the share issuance proposal. Butterfield and the CIBC Parties must also obtain necessary regulatory approvals and satisfy certain other closing conditions. Butterfield expects the share purchase to be completed after having obtained the approval of Butterfield shareholders for the share issuance and following obtaining the necessary regulatory approvals and having satisfied the other closing conditions. The share purchase will be immediately followed by the takeover transactions in which Butterfield will seek to acquire all of the CIBC Caribbean shares not owned by CIBC Holdco and all of the CIBC Bahamas shares not owned by CIBC Caribbean. The takeover bid circular for the CIBC Caribbean takeover bid must be mailed, by the latest, within 7 days of the completion of the share purchase and not less than 28 days before the date on which the takeover bid is to close. Stock Exchange Listings Pursuant to the share purchase agreement, Butterfield has agreed to use its reasonable best efforts to establish a secondary listing of Butterfield shares on the Barbados Stock Exchange, effective substantially concurrently with the closing of the share purchase, and to use commercially reasonable efforts to establish further secondary listings of Butterfield shares on the Trinidad & Tobago Stock Exchange and The Bahamas International Securities Exchange. Butterfield shares will continue to be listed on the NYSE and BSX following the closing of the share purchase.

13 Risk Factors In evaluating the transaction, the share purchase agreement and the share issuance, you should carefully read this proxy statement and give special consideration to the factors discussed in the section entitled “Risk Factors” beginning on page 16.

14 CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS Certain of the statements made in this proxy statement are forward-looking statements within the meaning of, and subject to the protections of, Section 27A of the Securities Act, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipate,” “assume,” “believe,” “estimate,” “expect,” “indicate,” “intend,” “may,” “plan,” “point to,” “predict,” “project,” “seek,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions, although not all forward-looking statements contain these identifying words. All statements other than statements of historical fact are statements that could be forward-looking statements. Forward-looking statements are not historical facts and include statements with respect to, among other things, Butterfield’s beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, including, without limitation, statements regarding the proposed acquisition of CIBC Caribbean by Butterfield; the expected timing, structure, terms and completion of the proposed transaction; the expected form and mix of consideration, including the issuance of Butterfield ordinary shares; any acquisition of shares from minority shareholders of CIBC Caribbean or CIBC Bahamas and any related compulsory acquisition, squeeze-out or similar process; the expected ownership, governance, management, capital, regulatory and operating profile of Butterfield following the proposed transaction; the expected financing of the proposed transaction, including the amount, terms and timing of the proposed subordinated debt financing; and the anticipated benefits of the proposed transaction, including expected scale, diversification, cost savings, synergies, earnings accretion, tangible book value per share accretion, capital generation, regulatory capital ratios, risk-weighted assets, liquidity, deposit mix, market position and other financial and operating impacts. Forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are beyond Butterfield’s control, which may cause the actual results, performance, capital, ownership, financial condition or achievements of Butterfield to be materially different from future results, performance, capital, ownership, financial condition or achievements expressed or implied by such forward-looking statements. These risks and uncertainties include, among others:  Butterfield’s ability to successfully complete the proposed acquisition of CIBC Caribbean on the anticipated terms or timeline or at all;  Butterfield’s ability to realize the anticipated benefits of the proposed transaction in the expected timeframes or at all, including cost savings, synergies, capital and balance sheet optimization initiatives, earnings accretion, and tangible book value per share accretion;  Butterfield’s ability to successfully integrate CIBC Caribbean’s businesses, operations, systems, controls, compliance programs, risk management framework, personnel and culture into those of Butterfield;  the risk that such integration may be more difficult, time-consuming or costly than expected; the failure of any of the conditions to the proposed transaction to be satisfied or waived;  the failure to obtain required shareholder, regulatory, governmental, securities exchange, exchange-control or other approvals, or delays in obtaining such approvals;  the risk that such approvals may result in the imposition of conditions, restrictions or requirements that could adversely affect Butterfield, CIBC Caribbean or the expected benefits of the proposed transaction materially or that any proposed conditions, restrictions or requirements or other actions of regulatory or governmental bodies or securities exchanges could delay or prevent the closing of the proposed transactions;  the risk that any minority shareholder offer, compulsory acquisition, squeeze-out or similar process is delayed, not completed or completed on different terms than expected;  revenues following the proposed transaction being lower than expected;  operating costs, customer loss and business disruption, including difficulties in maintaining relationships with employees, customers, clients, depositors, vendors, suppliers, regulators and other business partners, being greater than expected;  risks associated with the disruption of management’s attention from Butterfield’s ongoing business operations due to the proposed transaction;  reputational risks and potential adverse reactions to the announcement, pendency or completion of the proposed transaction;

15  the outcome of any legal, regulatory or shareholder proceedings, inquiries or investigations that may be instituted or arise in connection with the proposed transaction;  the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected transaction, integration, restructuring, financing, litigation, regulatory, tax, accounting or other costs;  dilution caused by the issuance of additional Butterfield ordinary shares in connection with the proposed transaction;  changes in Butterfield’s share price, interest rates, foreign exchange rates, capital markets or other market conditions that may affect the transaction financing or expected financial impacts of the proposed transaction;  the risk that any subordinated debt or other transaction financing is not obtained on the expected terms, timing or at all; and  the risk that assumptions underlying pro forma financial information, purchase accounting, credit marks, fair value marks, integration costs, cost savings, synergies, capital ratios, earnings accretion, tangible book value per share accretion, return metrics and other financial impacts prove to be inaccurate. Other factors that may impact Butterfield’s future results, performance, financial condition or achievements include worldwide and regional economic conditions, including economic growth and general business conditions in Bermuda, the Cayman Islands, Barbados, The Bahamas, Turks and Caicos, Trinidad and Tobago, the broader Atlantic, Caribbean and other markets in which Butterfield or CIBC Caribbean operate; fluctuations in interest rates, inflation, monetary policy, foreign exchange rates, capital markets, tourism, real estate markets and sovereign credit ratings, including a decline in Bermuda’s sovereign credit rating; any sudden liquidity crisis; changes in customer behavior, including customer borrowing, repayment, investment and deposit practices; unfavorable developments concerning asset quality, credit quality, loan losses, non-performing loans, collateral values, loan concentrations, sovereign exposures, residential mortgage risk weighting, reserves, funding costs, liquidity and deposit flows; competitive product and pricing pressures; security risks, including cybersecurity, data privacy, fraud, financial crime, anti-money laundering and sanctions risks; the impact, extent and timing of technological changes, systems conversions and operational resilience initiatives; risks relating to the success of Butterfield’s updated systems and platforms; capital management activities; changes in laws, regulations, accounting standards, tax laws, regulatory capital or liquidity requirements and supervisory expectations; potential impacts of climate change, hurricanes and other natural disasters; compliance with regulatory requirements; and other factors. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this proxy statement or the dates of the documents incorporated by reference in this proxy statement. Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results. Except as required by applicable law, Butterfield does not undertake to update these forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made. For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please see the “Risk Factors” section of this proxy statement beginning on page 16 and reports that Butterfield files with the SEC as described under the section entitled “Where You Can Find More Information” beginning on page v. Butterfield expressly qualifies in their entirety all forward-looking statements attributable to it or any person acting on its behalf by the cautionary statements contained in, referred to, or incorporated in this proxy statement.

16 RISK FACTORS A decision on the part of Butterfield shareholders to approve the share issuance proposal involves risks for Butterfield shareholders who will continue to hold their Butterfield shares after the transaction. Certain material risks and uncertainties connected with the transaction, the share purchase agreement and transactions contemplated thereby are discussed below, along with risk factors relating to CIBC Caribbean’s business and operations. In addition, Butterfield has discussed certain other material risks connected with the ownership of Butterfield ordinary shares and with Butterfield’s business under the caption “Risk Factors” appearing in its Annual Reports on Form 20-F for the fiscal year ended December 31, 2025 filed with the SEC, and may include additional or updated disclosures of such material risks in its subsequent reports on Form 6-k that are filed with the SEC or that it may file with the SEC after the date of this proxy statement. Butterfield shareholders should carefully read and consider all of these risks and all other information contained in this proxy statement, including the discussions of risk factors included in the documents in the section entitled “Where You Can Find More Information” in this proxy statement, in deciding whether to vote for approval of the Butterfield share issuance at the Meeting. The risks described in this proxy statement and in those documents incorporated by reference may adversely affect the value of Butterfield ordinary shares that you, as an existing Butterfield shareholder, currently hold and could result in a significant decline in the value of Butterfield ordinary shares and cause Butterfield shareholders to lose all or part of the value of their respective investments in Butterfield ordinary shares. Risks Relating to the Consummation of the Transaction and Butterfield Following the Transaction Butterfield is expected to incur substantial costs related to the transaction and integration, and these costs may be greater than anticipated due to unexpected events. Butterfield has incurred and expects to incur a number of significant non-recurring costs associated with the transaction. These costs include legal, financial advisory, accounting, consulting and other advisory fees, severance/employee benefit-related costs, public company filing fees and other regulatory fees, financial printing and other printing costs and other related costs. Some of these costs are payable by Butterfield regardless of whether or not the transaction is completed. In addition, Butterfield will incur integration costs following the completion of the transaction as Butterfield and CIBC Caribbean integrate their businesses, including facilities and systems consolidation costs and employment-related costs. Butterfield may also incur additional costs to maintain employee morale and to retain key employees. There are a large number of processes, policies, procedures, operations, technologies and systems that may need to be integrated, including purchasing, accounting and finance, payroll, compliance, treasury management, branch operations, vendor management, risk management, lines of business, pricing and benefits. While Butterfield has assumed that a certain level of costs will be incurred, there are many factors beyond their control that could affect the total amount or the timing of the integration costs. Moreover, many of the costs that will be incurred are, by their nature, difficult to estimate accurately. These integration costs may result in Butterfield taking charges against earnings following the completion of the transaction, and the amount and timing of such charges are uncertain at present. There can be no assurances that the expected benefits and efficiencies related to the integration of the businesses will be realized to offset these transaction and integration costs over time. Combining Butterfield and CIBC Caribbean may be more difficult, costly or time-consuming than expected, and Butterfield may fail to realize the anticipated benefits of the transaction. The success of the transaction will depend, in part, on the ability to realize the anticipated revenue synergies and cost savings from combining the businesses of Butterfield and CIBC Caribbean. To realize the anticipated benefits and cost savings from the transaction, including revenue synergies and cost savings, Butterfield and CIBC Caribbean must successfully integrate and combine their businesses in a manner that permits those anticipated revenue synergies and cost savings to be realized without adversely affecting current revenues, current customer relationships and future growth. If Butterfield and CIBC Caribbean are not able to successfully achieve these objectives, the anticipated benefits of the transaction may not be realized fully or at all or may take longer to realize than expected. In addition, the actual cost savings of the transaction could be less than anticipated, and integration may result in additional and unforeseen expenses.

17 An inability to realize the full extent of the anticipated benefits of the transaction and the other transactions contemplated by the share purchase agreement, as well as any delays encountered in the integration process, could have an adverse effect upon the revenues, levels of expenses and operating results of Butterfield following the completion of the transaction, which may adversely affect the value of the Butterfield ordinary shares following the completion of the transaction. Butterfield and CIBC Caribbean have operated and, until the effective time of the share purchase, must continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the companies’ ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits, revenue synergies and cost savings of the transaction. Integration efforts between the companies may also divert management attention and resources. These integration matters could have an adverse effect on each of Butterfield and CIBC Caribbean during this transition period and for an undetermined period after completion of the transaction on Butterfield. The future results of Butterfield following the completion of the transaction may suffer if Butterfield does not effectively manage its expanded operations. Following the transaction, the size of the business of Butterfield will increase beyond the current size of Butterfield’s business. Butterfield’s future success will depend, in part, upon its ability to manage this expanded business, which may pose challenges for management, including challenges related to the management and monitoring of new operations and associated increased costs and complexity. Butterfield may also face increased scrutiny from governmental entities as a result of the increased size of its business. There can be no assurances that Butterfield will be successful or that it will realize the expected operating efficiencies, revenue enhancement or other benefits currently anticipated from the transaction. Butterfield may be unable to retain legacy CIBC Caribbean personnel successfully after the completion of the transaction. The success of the transaction will depend in part on Butterfield’s ability to retain the talent and dedication of key employees currently employed by CIBC Caribbean. It is possible that these employees may decide not to remain with CIBC Caribbean while the transaction is pending or after the completion of the transaction. If Butterfield is unable to retain key employees, including management, who are critical to the successful integration and future operations of Butterfield following the transaction, Butterfield could face disruptions in its operations, loss of existing customers, loss of key information, expertise or know-how and unanticipated additional recruitment costs. In addition, following the completion of the transaction, if key employees terminate their employment, Butterfield’s business activities following the transaction may be adversely affected, and management’s attention may be diverted from successfully hiring suitable replacements, all of which may cause Butterfield’s business following the transaction to suffer. Butterfield may also not be able to locate or retain suitable replacements for key employees. Regulatory approvals may not be received, may take longer than expected, or may impose conditions that are not presently anticipated or that could have an adverse effect on Butterfield following the transaction. Before the transaction may be completed, various approvals, consents and non-objections must be obtained from the CBB, the BMA, CIMA and regulatory authorities in other jurisdictions. In determining whether to grant these approvals, such regulatory authorities consider a variety of factors. See “The Transaction—Regulatory Approvals” beginning on page 54. These approvals could be delayed or not obtained at all, including due to an adverse development in Butterfield’s or CIBC Caribbean’s regulatory standing or in any other factors considered by regulators when granting such approvals; governmental, political, labor or community group inquiries, investigations or opposition; or changes in legislation or the political environment generally. The approvals that are granted may impose terms and conditions, limitations, obligations or costs, or place restrictions on the conduct of Butterfield’s business following the transaction or require changes to the terms of the transactions contemplated by the share purchase agreement. There can be no assurance that regulators will not impose any such conditions, limitations, obligations or restrictions and that such conditions, limitations, obligations or restrictions will not have the effect of delaying the completion of any of the transactions contemplated by the share purchase

18 agreement, imposing additional material costs on or materially limiting the revenues of Butterfield following the transaction or otherwise reducing the anticipated benefits of the transaction if the transaction was consummated successfully within the expected time frame. In addition, there can be no assurance that any such conditions, terms, obligations or restrictions will not result in the delay or abandonment of the transaction. Additionally, the completion of the transaction is conditioned on the absence of certain orders, injunctions or decrees by any court or governmental entity of competent jurisdiction that would prohibit or make illegal the completion of any of the transactions contemplated by the share purchase agreement. In addition, neither Butterfield nor the CIBC Parties, nor any of their respective subsidiaries, is required or (without the written consent of the other party) is permitted, to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining any permits, consents, approvals and authorizations of governmental authorities (other than specified exceptions) that would reasonably be expected to have a “material adverse effect” on CIBC Caribbean and its subsidiaries, taken as a whole, or Butterfield and its subsidiaries, taken as a whole. Under applicable law in certain jurisdictions in which CIBC Caribbean operates, exchange control requirements could limit CIBC Caribbean’s and its subsidiaries’ ability to pay dividends in such jurisdictions. In Barbados and other countries and territories in which CIBC Caribbean operates, there are exchange controls that could affect CIBC Caribbean’s and its subsidiaries’ ability to pay dividends to shareholders in U.S. dollars in such jurisdictions. The Barbados exchange control requirements preclude CIBC Caribbean from paying dividends in U.S. dollars from income generated in Barbados. For this reason, CIBC Caribbean maintains separate accounts into which it receives income generated outside of Barbados and from which it pays dividends in U.S. dollars to shareholders who reside outside Barbados. Each time CIBC Caribbean pays dividends, the Barbados Exchange Control Authority must be notified of its payment of those dividends in U.S. dollars from those separate accounts. CIBC Caribbean has historically received those approvals when requested. In addition, the receipt by Barbados-resident CIBC Caribbean minority shareholders of cash and/or Butterfield ordinary shares as consideration in the takeover transactions, and the proposed secondary listing and trading of Butterfield ordinary shares on the Barbados Stock Exchange, may be subject to notification to, or approval of, the Barbados Exchange Control Authority, and there can be no assurance that any such notifications or approvals will be obtained on the anticipated timeline or at all. CIBC Caribbean’s subsidiaries in the Bahamas are also subject to exchange control requirements. Each time CIBC Caribbean’s Bahamas subsidiaries pay dividends in U.S. dollars to CIBC Caribbean, it must obtain approval of the Bahamas Exchange Control Administration. CIBC Caribbean has historically received those approvals when requested. CIBC Caribbean expects to obtain the necessary approvals in Barbados, the Bahamas and elsewhere to pay dividends in U.S. dollars in a manner that is in compliance with local currency exchange controls and free of withholding taxes. Historically CIBC Caribbean has not had any issues paying dividends in U.S. dollars. However, no assurance can be given that any such approvals or exemptions will be obtained in the future, and if they are obtained, that they will not be rescinded in the future, in which case the ability to make distributions or dividends from applicable subsidiaries could be materially impacted. The opinion delivered by Barclays to the Butterfield board of directors prior to the entry into the share purchase agreement will not reflect changes in circumstances that may have occurred since the date of the opinion. The opinion of Barclays, Butterfield’s financial advisor, to the Butterfield board of directors, was delivered on and dated May 27, 2026. Changes in the operations and prospects of Butterfield or CIBC Caribbean, general market and economic conditions and other factors which may be beyond the control of Butterfield and CIBC Caribbean may have occurred since the date of the opinion. Barclays’ opinion does not speak as of the date of this proxy statement or as of any other date subsequent to the dates of the opinion.

19 The unaudited pro forma condensed combined financial information included in this proxy statement is preliminary and the actual consideration to be issued in the transaction as well as the actual financial condition and results of operations of Butterfield after the transaction may differ materially. The unaudited pro forma condensed combined financial information in this proxy statement is presented for illustrative purposes only and is not necessarily indicative of what Butterfield’s actual financial condition or results of operations would have been had the transaction been completed on the dates indicated. The unaudited pro forma condensed combined financial information reflects adjustments, which are based upon preliminary estimates, to record the CIBC Caribbean identifiable assets acquired and liabilities assumed at fair value and the resulting goodwill recognized. The transaction consideration value allocation reflected in this document is preliminary, and the final allocation thereof will be based upon the value of the actual transaction consideration and the fair value of the assets and liabilities of CIBC Caribbean as of the closing date. Accordingly, the actual value of the transaction consideration may vary significantly from the value used in preparing the unaudited pro forma combined consolidated financial information in this document. Accordingly, the final transaction accounting adjustments may differ materially from the pro forma adjustments reflected in this document. The prospective financial information presented in this proxy statement is based on various assumptions and may not be realized. While presented with numeric specificity, there can be no assurance that the prospective financial information presented in this proxy statement will be realized, and actual results may vary materially from those shown in the prospective financial information. In addition, since the prospective financial information covers multiple years, such information by its nature becomes subject to greater uncertainty with each successive year. The prospective financial information and the assumptions underlying the prospective financial information reflect numerous estimates and assumptions with respect to, among other things, economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among other things, the inherent uncertainty of the business and economic conditions affecting the industry in which Butterfield and CIBC Caribbean operate. For more information, see the section entitled “The Transaction—Certain Unaudited Prospective Financial Information” beginning on page 42. If the requisite approval of Butterfield shareholders is not obtained, or other conditions to the closing of the share purchase are not met, the share purchase agreement may be terminated in accordance with its terms and the transaction may not be completed. The share purchase agreement is subject to a number of conditions which must be fulfilled in order to complete the transaction. Those conditions include: (i) the approval by Butterfield shareholders of the share issuance proposal; (ii) approval for listing of the Butterfield ordinary shares to be issued in the share purchase; (iii) the receipt of requisite regulatory approvals, including the approval of the Bermuda Monetary Authority (the “BMA”), the Central Bank of Barbados (the “CBB”) and the Cayman Islands Monetary Authority (“CIMA”), and no such requisite regulatory approval resulting in the imposition of any materially burdensome regulatory condition; and (iv) the absence of any order, injunction or decree issued by any court or governmental authority of competent jurisdiction or other law preventing or making illegal the consummation of the share purchase or any of the other transactions contemplated by the share purchase agreement. Each party’s obligation to complete the share purchase is also subject to certain additional customary conditions, including (a) subject to applicable materiality standards, the accuracy of the representations and warranties of the other party and (b) the performance in all material respects by the other party of its obligations under the share purchase agreement. These conditions to the closing of the share purchase may not be fulfilled in a timely manner or at all, and, accordingly, the transaction may not be completed. In addition, the parties may mutually decide to terminate the share purchase agreement at any time, before or after the requisite Butterfield shareholder approval or Butterfield or CIBC may elect to terminate the share purchase agreement in certain other circumstances.

20 Failure to complete the transaction could negatively impact Butterfield. If the transaction is not completed for any reason, including as a result of Butterfield shareholders’ failure to approve the share issuance proposal, there may be various adverse consequences and Butterfield may experience negative reactions from the financial markets and from its customers and employees. For example, Butterfield’s businesses may be adversely impacted by the failure to pursue other beneficial opportunities due to the focus of management on the transaction, without realizing any of the anticipated benefits of completing the transaction. Additionally, if the share purchase agreement is terminated, the market price of Butterfield ordinary shares could decline to the extent that current market prices reflect a market assumption that the transaction will be beneficial and will be completed. Butterfield could also be subject to litigation related to any failure to complete the transaction or to proceedings commenced against Butterfield to perform its obligations under the share purchase agreement. If the share purchase agreement is terminated under certain circumstances, Butterfield may be required to pay a termination fee of $49.35 million to the other party. Additionally, Butterfield will incur substantial expenses in connection with the negotiation and completion of the transactions contemplated by the share purchase agreement, as well as the costs and expenses of preparing, filing, printing and mailing this proxy statement, and all filing and other fees paid in connection with the transaction. If the transaction is not completed, Butterfield would have to pay many of these expenses without realizing the expected benefits of the transaction. Butterfield will be subject to business uncertainties and contractual restrictions while the transaction is pending. Uncertainty about the effect of the transaction on employees and customers may have an adverse effect on Butterfield. These uncertainties may impair Butterfield’s and CIBC Caribbean’s ability to attract, retain and motivate key personnel until the transaction is completed, and could cause customers and others that deal with Butterfield or CIBC Caribbean to seek to change existing business relationships with Butterfield or CIBC Caribbean. In addition, subject to certain exceptions, Butterfield has agreed to operate and CIBC has agreed to operate CIBC Caribbean’s business the ordinary course in all material respects and to refrain from taking certain actions that may adversely affect its ability to consummate the transactions contemplated by the share purchase agreement on a timely basis without the consent of the other party. These restrictions may prevent Butterfield from pursuing attractive business opportunities that may arise prior to the completion of the transaction. The share purchase agreement limits Butterfield’s ability to pursue alternatives to the transaction and may discourage other companies from trying to acquire Butterfield. The share purchase agreement contains “no shop” covenants that restrict Butterfield’s ability to, directly or indirectly, among other things, initiate, solicit, knowingly encourage or knowingly facilitate inquiries or proposals with respect to, or, subject to certain exceptions generally related to the exercise of fiduciary duties by the Butterfield board of directors, engage or participate in any negotiations concerning, or provide any confidential or nonpublic information or data relating to, or have or participate in any discussions with any person relating to, any alternative acquisition proposals, subject to certain exceptions. These provisions, which could result in a $49.35 million termination fee payable by Butterfield to CIBC under certain circumstances, may discourage a potential third-party acquirer that might have an interest in acquiring all or a significant part of Butterfield from considering or making that acquisition proposal. Current Butterfield shareholders will generally have a reduced ownership and voting interest in Butterfield after the transaction. Butterfield shareholders currently have the right to vote for directors and on other matters affecting Butterfield. Immediately after the completion of the transaction, each Butterfield shareholder will remain a shareholder of Butterfield but with a percentage ownership that will be smaller than such shareholder’s percentage of Butterfield as of immediately prior to the transaction. As a result of this reduced ownership percentage, Butterfield shareholders will generally have less voting power in Butterfield after the transaction than they did prior to the transaction. Based on the number of CIBC Caribbean and CIBC Bahamas shares issued and outstanding as of the date of the share purchase agreement, Butterfield will issue 11.58 million ordinary shares to CIBC (or an affiliate thereof) and between 1.36 million and 3.47 million ordinary shares in the takeover transactions, depending on minority shareholder elections.

21 Butterfield shareholders are expected to own approximately 75.2%, CIBC is expected to own approximately 22.2% and former CIBC Caribbean and CIBC Bahamas minority shareholders are expected to own approximately 2.6% of the issued and outstanding ordinary shares, respectively, following the completion of the transaction, assuming all CIBC Caribbean and CIBC Bahamas minority shareholders elect the base consideration (the percentages identified in the preceding sentence will be approximately 72.3%, 21.3% and 6.4%, respectively, if CIBC Caribbean and CIBC Bahamas minority shareholders all elect entirely share consideration). Because the number of shares CIBC (or its designated affiliate) would receive in the share purchase or the number of Butterfield shares CIBC Caribbean or CIBC Bahamas minority shareholders would be entitled to elect to receive in the takeover transactions is fixed, fluctuations in the market price of Butterfield ordinary shares may influence the elections made by CIBC Caribbean or CIBC Bahamas minority shareholders in the takeover transactions. In the takeover transactions, Butterfield will offer to purchase all of the outstanding CIBC Caribbean shares not owned by CIBC Holdco and CIBC Bahamas shares not owned by CIBC Caribbean for an amount equal to the per share consideration payable under the share purchase agreement. The number of shares CIBC would receive in the share purchase and the number of Butterfield shares CIBC Caribbean and CIBC Bahamas minority shareholders would be entitled to elect to receive in the takeover transactions is fixed. The value of the Butterfield shares will fluctuate between the date of this proxy statement and the completion of the transaction based on market activity. Any fluctuation in the price of Butterfield shares will not affect the number of shares CIBC would receive in the share purchase or the number of Butterfield shares CIBC Caribbean and CIBC Bahamas minority shareholders would be entitled to elect to receive in the takeover transactions. Such fluctuations in value may influence the elections made by CIBC Caribbean and CIBC Bahamas minority shareholders in the takeover transactions. CIBC Caribbean and CIBC Bahamas minority shareholders may have appraisal rights in connection with the takeover transactions, and the exercise of such rights could increase the cost of the transaction and result in uncertainty. Under applicable law, minority shareholders of CIBC Caribbean and CIBC Bahamas may have certain rights in connection with any compulsory acquisition, squeeze-out, sell-out or similar process undertaken as part of the takeover transactions. These rights may include the ability, in certain circumstances, to apply to the court for a determination of the fair value of their shares. The fair value determined by the court could be more than, equal to or less than the consideration payable in the takeover transactions. Any such court proceedings could result in additional costs and delays. The existence of appraisal or dissent rights under applicable law may create uncertainty regarding the number of CIBC Caribbean shares and CIBC Bahamas shares that will be acquired in the takeover transactions and the total cost of the transaction. If a significant number of holders of CIBC Caribbean shares or CIBC Bahamas shares exercise such rights, Butterfield may be required to expend substantial additional cash or issue additional ordinary shares to satisfy any resulting obligations, which could adversely affect Butterfield’s liquidity, capital resources, financial condition and results of operations following the transaction. In addition, appraisal or dissent proceedings could be protracted and expensive, and Butterfield may incur significant legal, valuation and other costs in connection with defending any such proceedings. The pendency of such proceedings could also delay the full integration of CIBC Caribbean’s business and create additional uncertainty for investors. The structure and timing of the CIBC Caribbean takeover transactions may be subject to regulatory or shareholder scrutiny that could prevent or delay the completion of the CIBC Caribbean takeover transactions. CIBC Caribbean minority shareholders or regulatory authorities may file lawsuits that seek to challenge the CIBC Caribbean takeover transactions or may seek to exercise appraisal or similar rights that may be available under applicable law. Any such challenge, whether or not ultimately successful, could delay commencement or completion of the acquisition of the remaining CIBC Caribbean shares, increase transaction costs, or otherwise adversely affect Butterfield.

22 CIBC may sell a substantial amount of ordinary shares shortly after the closing of the share purchase as certain restrictions on sales expire and pursuant to registration rights granted under the shareholder agreement, and these sales (or potential sales) could cause the trading price of the ordinary shares to decrease. Pursuant to the shareholder agreement, CIBC is prohibited from selling its ordinary shares for the first three months following the closing of the share purchase. After the three-month anniversary of the completion of the share purchase, CIBC may sell twenty-five percent (25%) of such ordinary shares, subject to certain limitations contained in the shareholder agreement. Thereafter, CIBC may sell an additional twenty-five percent (25%) of such ordinary shares, subject to specified exceptions and restrictions contained in the shareholder agreement, (a) nine months following the closing of the share purchase, (b) fifteen (15) months following the closing of the share purchase and (c) twenty-one (21) months following the closing of the share purchase, such that all shares will become transferable twenty-one (21) months after the closing. Additionally, under the shareholder agreement, Butterfield has granted CIBC registration rights, which permit, among others, underwritten offerings. Sales or potential sales of large blocks of ordinary shares by CIBC could have the effect of decreasing the trading price of the ordinary shares either temporarily or for an extended period of time. Issuance of shares of Butterfield ordinary shares in connection with the transaction may adversely affect the market price of Butterfield ordinary shares. In connection with the transaction, Butterfield expects to issue between approximately 12.94 million (assuming all CIBC Caribbean and CIBC Bahamas minority shareholders accept the base consideration) and 15.0 million (assuming all CIBC Caribbean and CIBC Bahamas minority shareholders elect 100% share consideration) Butterfield ordinary shares in the transaction. The issuance of these new shares of Butterfield common shares may result in fluctuations in the market price of Butterfield shares, including a stock price decrease. Risks Relating to CIBC Caribbean’s Business CIBC Caribbean’s business is geographically concentrated in, and dependent on economic conditions in, Caribbean markets, particularly Barbados, The Bahamas and the Cayman Islands, and adverse conditions in those markets could materially and adversely affect its business. Barbados, the Bahamas and the Cayman Islands are the markets where CIBC Caribbean primarily operates. A downturn in the markets in which it operates, in particular in Barbados, the Bahamas or the Cayman Islands, could have a significant impact on its business performance. CIBC Caribbean’s financial performance generally, and in particular the ability of its borrowers to pay interest on and repay the principal of outstanding loans, the value of the collateral securing those loans, as well as the demand for loans and other products and services it offers on which it relies for its future growth, is highly dependent upon the business environment in the markets in which it operates. Some elements of the business environment that affect its financial performance include short-term and long-term interest rates, any downgrade in sovereign credit ratings, the prevailing yield curve, inflation and price levels, monetary policy, regulatory changes or changes in enforcement thereof, unemployment, investor or business confidence, natural or man-made disasters and the strength of the local economy. Unfavorable market conditions can result in a deterioration in the credit quality of its borrowers, decreased demand for its products and services, an increase in the number of loan delinquencies, defaults and charge-offs, additional provisions for loan losses, decreases in asset values, deterioration in investment performance and an overall material adverse effect on the quality of its loan portfolio. Volatility levels and fluctuations in foreign currency exchange rates and a de-pegging of certain currencies from the U.S. dollar could affect CIBC Caribbean’s business, results of operations and financial condition. Barbados and the Bahamas are two of CIBC Caribbean’s primary markets. In each of these markets the local currency is pegged to the U.S. dollar. The Barbados dollar is pegged to the U.S. dollar at a rate of BB$2.00 to U.S.$1.00 and the Bahamian dollar is pegged to the U.S. dollar at an exchange rate of U.S.$1.00 to B$1.00. The Cayman Islands dollar and the Eastern Caribbean dollar are also pegged to the U.S. dollar. If either of these currencies become depegged from the U.S. dollar, the value of such currency could increase in volatility and materially decline in value.

23 Additionally, any of CIBC Caribbean’s other local currencies that are not pegged to the U.S. dollar could at any time become more volatile and materially decline in value. CIBC Caribbean is also exposed to foreign currency risk as a result of its holdings of non-U.S. dollar denominated investments. Additionally, the amount of fees that it receives from its foreign exchange trading are affected by the supply of a currency and client demand. Currency volatility can increase CIBC Caribbean’s foreign exchange risk by changing the value of its investments and by affecting its clients’ demand for its foreign exchange trading services. For these reasons, a de-pegging or devaluation of a local currency in any of its markets, particularly in its primary markets, could have a material adverse effect on its business, financial condition and results of operations. CIBC Caribbean holds securities, including sovereign debt, that do not have an investment grade rating and that may negatively impact its business, results of operations and financial condition. CIBC Caribbean’s balance sheet includes significant exposure to sovereign and government-related issuers and to debt securities. As of October 31, 2025, CIBC Caribbean’s disclosed credit risk exposures included approximately $2.65 billion of government debt securities, approximately $745 million of other debt securities, approximately $4.53 billion of business and sovereign loans and approximately $1.78 billion of commitments, guarantees and contingent liabilities. CIBC Caribbean’s securities portfolio also included non-investment grade securities and securities identified as in default. In several jurisdictions including Barbados, the Bahamas and Jamaica, central bank reserve requirements, currency controls and local liquidity requirements may require CIBC Caribbean to maintain deposits or investments locally or limit its ability to reduce or diversify local exposures. Downgrades, restructurings, defaults, interest rate movements, valuation changes or market illiquidity affecting sovereigns, government-related issuers or other securities held by CIBC Caribbean could require higher expected credit loss provisions, impairments, fair value losses or increased capital charges. These developments could adversely affect CIBC Caribbean’s business, financial condition, results of operations, liquidity and capital position. CIBC Caribbean’s debt securities portfolio includes securities of issuers with below investment grade ratings. In countries such as Barbados and the Bahamas, CIBC Caribbean is required to hold securities pursuant to applicable central bank regulations. Currency controls also exist in certain countries such as Barbados and the Bahamas which require it to maintain excess local currency liquidity in those markets. As a result of these requirements, CIBC Caribbean invests in the sovereign debt of countries whose ratings are below investment grade. The Organisation for Economic Co-operation and Development (“OECD”) and European Union (“EU”) reviews of harmful tax practices could adversely affect CIBC Caribbean’s tax position in certain jurisdictions. The OECD and the EU continue to assess jurisdictions and preferential tax regimes by reference to international standards on tax transparency, fair taxation and measures addressing harmful tax practices. These assessments may result in adverse findings, classifications or listings, including under the EU list of non-cooperative jurisdictions for tax purposes or related monitoring processes. CIBC Caribbean operates in a number of jurisdictions which are regularly assessed, and consequently there is a risk that one or more jurisdictions in which CIBC Caribbean operates could become subject to an adverse classification, finding or listing. This could lead to changes in local tax laws, the application of defensive tax measures by other jurisdictions, increased compliance obligations or reputational consequences, any of which could adversely affect the Group's tax position, operating costs or business. CIBC Caribbean cannot predict whether any such classification, finding or listing will occur, whether any jurisdiction will amend its tax laws or practices in response or whether any such developments would result in additional taxes or other adverse consequences for CIBC Caribbean. CIBC Caribbean’s results are exposed to downturns in tourism, real estate, financial services and other key local industries in the markets in which it operates.

24 Tourism is a significant driver of economic activity in most of the markets in which CIBC Caribbean operates, including all of its primary markets. As a result, tourism directly and indirectly (including through real estate values) affects its results of operations and is one of the main drivers of its business. Trends in tourism in the Caribbean are primarily driven by the economic condition of the tourists’ home country or territory, the condition of their destination, and the affordability and desirability of air travel and cruises. Additionally, unexpected factors could reduce tourism at any time, including local or global economic recessions, terrorism, pandemics, severe weather or natural disasters. Real estate and financial services are also important drivers of economic activity in most of the markets in which CIBC Caribbean operates, including all of its primary markets. These sectors are affected by the level of tourism but also by local and global economic growth, demographic trends, interest rates and other factors affecting these economies generally. The economies of Jamaica and Trinidad and Tobago, which comprise a portion of CIBC Caribbean’s key growth markets, are driven by other industries that rely on global demand. Jamaica’s economy is primarily driven by the services industry and the bauxite/alumina industry, and Trinidad and Tobago’s economy is primarily driven by oil and related downstream industries. Because Jamaica and Trinidad and Tobago are important strategic markets for CIBC Caribbean, a contraction of their primary industries could also negatively impact its growth opportunities and results of operations. A decline in tourism, real estate and financial services in CIBC Caribbean’s primary or key growth markets or in certain key sectors of the economy in Jamaica and Trinidad and Tobago for these reasons or others could adversely affect its business, results of operations and financial condition. Tourism, real estate, financial services and the important sectors in its key growth markets are also sensitive to and affected by the performance of the largest economies globally, most importantly, the United States, the United Kingdom, Canada and China. Economic challenges in these countries could also affect the key industries across CIBC Caribbean’s primary and key growth markets which could also adversely affect its business, results of operations and financial condition. Severe weather, natural disasters and other external events could disrupt CIBC Caribbean’s businesses and adversely affect its financial condition or results of operations. CIBC Caribbean’s business is concentrated primarily in the Caribbean and is therefore subject to the risks associated with severe tropical storms, hurricanes, earthquakes and volcanic eruptions, including downed telephone lines, flooded facilities, power outages, fuel shortages, damaged or destroyed property and equipment, and work interruptions. Such severe weather conditions and natural disasters may negatively impact CIBC Caribbean and its clients and their ability to meet their financial obligations to it, including the repayment of loans. Such events may also result in an impairment of the value of property or other collateral used to secure the loans that CIBC Caribbean extends. In addition, CIBC Caribbean cannot predict whether it will continue to be able to obtain insurance for hazard-related damages to its premises in the affected countries or territories or, if obtainable and carried, whether this insurance will be adequate to cover its losses, or if its insurers will remain solvent and pay its claims. Moreover, CIBC Caribbean expects any insurance of this nature to be subject to substantial deductibles and to provide for premium adjustments based on claims, and it does not carry insurance against all types of losses. For all these reasons, any future hazard- related costs and work interruptions could have an adverse effect on its business, financial condition or results of operations. Global climate change may in the future increase the frequency and severity of weather events and the losses resulting therefrom, which could have a material adverse effect on the economies of CIBC Caribbean’s current and future markets and therefore on its business. Over the past several years, changing weather patterns and climatic conditions, such as global warming, have added to the unpredictability and frequency of natural disasters in certain parts of the world, including the Caribbean, and have created additional uncertainty as to future trends. There is a growing consensus today that climate change increases the frequency and severity of extreme weather events and, in recent years, the frequency of major weather events appears to have increased. CIBC Caribbean cannot predict whether or to what extent damage that may be caused by natural events, such as severe tropical storms and hurricanes, will affect its operations or the economies in its current or future market areas, but the increased frequency and severity of such weather events could increase the negative impacts to economic conditions in these regions and result in a decline in local loan demand and loan originations, a decline in the value or the destruction of properties securing its loans and an increase in delinquencies,

25 foreclosures or loan losses. In particular, if one of its primary markets or its key growth markets is impacted by such a natural catastrophe in the future, it could have a material adverse effect on its business. Further, the economies of such impacted areas may require significant time to recover and there is no assurance that a full recovery will occur. Even the threat of a severe weather event, such as a hurricane in the Caribbean, could impact its business, financial condition or results of operations. A decline in the residential and commercial real estate markets in markets in which CIBC Caribbean operates could increase defaults on its mortgage loans, create challenges with the foreclosure process and generally have an adverse effect on its business, financial condition or results of operations. CIBC Caribbean is exposed to the risk that its borrowers may not repay their mortgages according to their contractual terms and that the collateral securing the payment of these loans may be insufficient. Additionally, in certain of its markets it may face challenges foreclosing on an individual’s primary residence, particularly when an individual is strained financially and relocation is difficult. Additionally, the value and liquidity of residential and commercial properties in the markets in which CIBC Caribbean operates may be affected by a variety of factors outside of its control and the control of its borrowers, including economic conditions generally. For loans secured by commercial property, adverse changes in economic conditions may impact the ability of tenants to pay their rent or the demand for commercial tenancies generally, negatively impacting the cash flow produced by the assets securing its loans and, by implication, the ability of the borrower landlord to service the debt and/or repay the loan. A decline in the economic condition in any of the countries and territories in which CIBC Caribbean operates and in the real estate market could increase the number of defaults, create challenges in the foreclosure process and reduce the achievable sale value of the underlying real estate, so that even if it did successfully foreclose on a property, it would nonetheless suffer losses on the defaulted loans. Declines in the real estate market could also adversely affect demand for new loans, the credit quality of its borrowers and the demand for its products and services generally, further decreasing the interest revenue generated by its loan portfolio. If these conditions occur, CIBC Caribbean may incur impairment charges on its loans and other assets, higher costs and loan-loss provisions. In addition, if its estimate for its allowance for credit losses proves to be incorrect and its allowance is inadequate, it will have to increase the allowance accordingly. Any of the above factors could have an adverse effect on its business, financial condition or results of operations. See “—CIBC Caribbean’s business is geographically concentrated in, and dependent on economic conditions in, Caribbean markets, particularly Barbados, The Bahamas and the Cayman Islands, and adverse conditions in those markets could materially and adversely affect its business”. CIBC has historically provided CIBC Caribbean with services that we will transition away from following the completion of the acquisition pursuant to the transition services agreement, but this transition may not be successful. CIBC or its affiliates have historically provided certain operational, technology, administrative and support services to CIBC Caribbean and its subsidiaries. In connection with the transaction, Butterfield and the CIBC Parties have agreed to negotiate a transition services agreement under which CIBC is expected to provide certain services for a transition period following closing. These services are expected to include operational, technology, administrative and support services that historically were provided by CIBC or its affiliates to CIBC Caribbean and its subsidiaries. CIBC Caribbean may be unable to transition from these services on the anticipated timeline, at the expected cost or without disruption. Replacement services may be more expensive, less favorable or inferior in quality, and CIBC Caribbean may lose group discounts, shared service benefits or other support associated with its historical relationship with CIBC. CIBC Caribbean also relies on third-party providers, including information technology, data center, telecom, payment processing, administrative, investment advisory and other service providers, and on correspondent banking relationships to clear U.S. dollar and other foreign currency transactions. A failure, termination, disruption or material change in these arrangements could adversely affect CIBC Caribbean’s operations, liquidity, customer service and financial performance. CIBC Caribbean relies on its reputation and the appeal of its brand to its clients. Any damage to its reputation and appeal could harm it and/or Butterfield and our business prospects. The success of CIBC Caribbean’s strategy relies significantly on its reputation and on its clients associating its brand with meeting customer needs and delivering value to those clients. As a bank operating throughout the Caribbean, it

26 is subject to scrutiny with respect to potential or alleged legal and regulatory breaches and unethical behavior and associated reputational risks. Any circumstance that causes real or perceived damage to its brand or reputation, or banking or wealth management generally, may negatively affect its relationships with its clients, which would have an adverse effect on its and, following the completion of the transaction, Butterfield’s, business, financial condition or results of operations. Potential reputational issues include, but are not limited to:  breaching or facing allegations of having breached legal and regulatory requirements (including, but not limited to, conduct requirements, money laundering, anti-terrorism financing requirements, laws against assisting in tax evasion and data protection laws);  acting or facing allegations of having acted unethically (including having adopted inappropriate sales and trading practices);  failing or facing allegations of having failed to maintain appropriate standards of customer privacy, customer service and record-keeping;  failing to appropriately address potential conflicts of interest;  experiencing technology failures that impact customer services and accounts;  failing to properly identify legal, reputational, credit, liquidity and market risks inherent in products offered;  changing the terms of product offerings and pricing that may result in outcomes for clients which are unfair or perceived to be unfair;  its or its business associates’ failure to comply with privacy and security laws and regulations or the incurrence of a data security breach; and  experiencing labor disputes, industrial action, work stoppages, strikes or other employee relations issues, particularly in jurisdictions where employees are represented by trade unions, and adverse publicity, public campaigns or negative media coverage arising from union opposition to business decisions, organizational changes or employment-related matters. A failure to address the above or any other relevant issues appropriately could make clients unwilling to do business with CIBC Caribbean and/or Butterfield, which could have an adverse effect on its and, following the completion of the transaction, Butterfield’s, business, financial condition or results of operations and could damage relationships with employees and regulators. Additionally, CIBC Caribbean and/or Butterfield could be subjected to additional legal risk as a result of the underlying events that resulted in the reputational damage. In addition, portions of CIBC Caribbean’s workforce are represented by labor unions and subject to collective bargaining arrangements. Labor disputes, industrial action, strikes, work stoppages, slowdowns, grievances, collective bargaining negotiations or union demands for increased compensation, benefits or other employment-related concessions could disrupt operations, increase operating costs, reduce productivity, delay the implementation of strategic initiatives and adversely affect customer service. CIBC Caribbean may also incur additional costs and management time in responding to labor-related matters, and there can be no assurance that future negotiations will not result in materially higher employee costs or other operational constraints. Fluctuations in interest rates and inflation may negatively impact CIBC Caribbean’s net interest margin and our profitability. Net interest income is a significant component of CIBC Caribbean’s revenues, and changes in prevailing interest rates may adversely affect its business, including the level of net interest income it earns and, for its commercial and investment banking segment, the levels of deposits and the demand for loans. In certain interest rate environments, CIBC Caribbean’s net interest income could narrow if cost of funding increased without a correlative increase in the interest earned from loans and investments. For example, if are faced with competitive or regulatory pressures to increase rates on deposits in excess of the rate increase received on loans, then margins could narrow. Moreover, increases in interest rates may decrease customer demand for loans as the higher cost of obtaining credit may deter clients from seeking new loans. Further, higher interest rates might also lead to an increased number of delinquent loans and defaults, which would affect the value of loans.

27 Changes in interest rates may negatively affect the value of CIBC Caribbean’s assets and its ability to realize gains or avoid losses from the sale of those assets, all of which also ultimately affect its earnings and capital. A sustained increase in the inflation rate in its primary markets may also have an adverse effect on its, and, following the completion of the transaction, Butterfield’s, business, financial condition or results of operations. For example, a sustained increase in the inflation rate may result in an increase in nominal market interest rates. A failure to accurately anticipate higher inflation and factor it into product-pricing assumptions may result in mispricing of products, which could adversely affect CIBC Caribbean’s, and, following the completion of the transaction, Butterfield’s, business, financial position or results of operations. The appraisals and other valuation techniques used in evaluating and monitoring loans secured by real property may not accurately describe the net value of the collateral that can be realized. CIBC Caribbean makes residential and commercial mortgage loans and other secured loans in Caribbean real estate markets. The value and liquidity of real estate collateral may decline due to local economic conditions, changes in interest rates, declines in tourism or foreign investment, natural disasters, insurance availability, regulatory changes or other factors. Appraisals and other valuation methods used in underwriting, monitoring and provisioning are estimates and may not reflect the value that CIBC Caribbean can realize in a foreclosure or other enforcement process. In certain jurisdictions, legal, regulatory or practical limitations may delay or complicate collection and foreclosure processes, particularly where borrowers are financially strained or where collateral consists of residential property. Delays in enforcement may increase costs, reduce recoveries, require additional provisions and adversely affect CIBC Caribbean’s business, results of operations and financial condition. Limits on the collection of payments on loans and the foreclosure process in certain countries or territories in which CIBC Caribbean operates may limit CIBC Caribbean’s ability to collect on defaulted loans. Legal limitations on the collection and foreclosure process for loans are different in each of the countries and territories in which CIBC Caribbean operates. Any new regulations or policies implemented concerning collection and foreclosure processes may limit its ability to collect on payment. Such limitations may delay ultimate satisfaction of a loan, which may have an adverse effect on CIBC Caribbean’s financial condition, results of operations and cash flows. CIBC Caribbean may fail to attract, retain and motivate key management and employees, and labor disruptions could adversely affect its operations. CIBC Caribbean’s success depends on the continued service of experienced management, relationship managers, credit, risk, compliance, technology, operations, wealth management and other personnel with knowledge of its markets and clients. The announcement and pendency of the transaction, integration planning and post-closing changes may create uncertainty for employees and may increase retention risk. Competition for skilled personnel in Caribbean markets may be significant, and immigration, licensing and local labor requirements may limit CIBC Caribbean’s ability to recruit or relocate employees. CIBC Caribbean may also be unable to attract and retain staff due to its locations. Many of its employees are employed in separate countries and territories in the Caribbean, each of which are small markets. To the extent there are needs for employees in these locations, this may be an impediment to attracting and retaining experienced personnel. Further, immigration laws in small markets may impose limitations on attracting and retaining experienced personnel. CIBC Caribbean is subject to certain operational risks, including, but not limited to, fraud and data processing system failures and errors. Employee errors and employee and customer misconduct could subject CIBC Caribbean to financial losses or regulatory sanctions and seriously harm its reputation, and, following the completion of the transaction, Butterfield’s reputation. Misconduct by its employees could include hiding unauthorized activities, improper or unauthorized activities on behalf of clients or improper use of confidential information. It is not always possible to prevent employee

28 errors and misconduct, and the precautions taken to prevent and detect this activity may not be effective in all cases. Employee errors could also subject CIBC Caribbean to financial claims for negligence. CIBC Caribbean maintains a system of internal controls and insurance coverage to mitigate operational risks, including data processing system failures and errors and customer or employee fraud. If internal controls fail to prevent or detect an occurrence, or if any resulting loss is not insured or exceeds applicable insurance limits, it could have a material adverse effect on CIBC Caribbean’s, and, following the completion of the transaction, Butterfield’s business, financial condition and results of operations. CIBC Caribbean relies on third parties to provide services that are integral to its ordinary course operations, and their failure to perform in a satisfactory manner would negatively affect CIBC Caribbean. CIBC Caribbean relies on third parties to provide services that are integral to its ordinary course operations, including providers of information technology, data centers, telecom services and administrative and investment advisory services. Poor performance on the part of such service providers could adversely affect financial performance. A material breach of customer data may negatively impact business reputation and cause a loss of clients, result in increased expense to contain the event and/or require the provision of credit monitoring services for affected clients; result in regulatory fines and sanctions; and/or may result in litigation. CIBC Caribbean relies on its outsourced service providers to implement and maintain prudent cyber security controls. CIBC Caribbean has procedures in place to assess a vendor’s cyber security controls prior to establishing a contractual relationship with them and CIBC Caribbean periodically reviews assessments of those control systems; however, these procedures are not infallible and a vendor’s system can be breached despite the procedures CIBC Caribbean employs. CIBC Caribbean also relies on correspondent banking relationships to clear U.S. dollar and other foreign currency transactions in the markets where it operates. This enables CIBC Caribbean to provide an important service to its clients, especially since some countries use the U.S. dollar as their currency. Also, many Caribbean currencies are pegged to the U.S. dollar and the US dollar is the main currency for trade in the region. CIBC Caribbean and its subsidiaries maintain correspondent banking relationships with a number of financial institutions in respect of transactions involving most major hard currencies. These correspondent banks may decide to exit the region in the future or may decide to selectively exit certain markets in the region for strategic and other reasons. If CIBC Caribbean is unable to maintain correspondent banking relationships, this could have a material adverse affect on its business and operations. CIBC Caribbean may be alleged to have infringed upon intellectual property rights owned by others or may be unable to protect its own intellectual property. Competitors or other third parties may allege that CIBC Caribbean, or consultants or other third parties retained or indemnified by CIBC Caribbean, infringe on their intellectual property rights. Even in instances where CIBC Caribbean believes that claims and allegations of intellectual property infringement against it are without merit, defending against such claims is time-consuming and expensive and could result in the diversion of time and attention of management and employees. In addition, although in some cases a third party may have agreed to indemnify us for such costs, such indemnifying party may refuse, or be unable, to uphold its contractual obligations. Moreover, CIBC Caribbean relies on contractual measures to protect its intellectual property and proprietary information, including copyrights, trademarks and controls on access and distribution. These measures may not prevent misappropriation or infringement of its intellectual property or proprietary information and may result in a loss of competitive advantage. In any event, CIBC Caribbean may be required to litigate to protect its intellectual property and proprietary information from misappropriation or infringement by others, which is expensive and could cause a diversion of resources and may not be successful. Inadequate insurance coverage for possible losses that CIBC Caribbean or its clients may suffer or failure of a large insurance carrier may negatively affect results of operations. CIBC Caribbean’s insurance policies do not cover all types of potential losses and liabilities and are subject to limits and excesses. If any of CIBC Caribbean’s existing insurance carriers fail, CIBC Caribbean or its clients may not have

29 adequate or any insurance coverage. There can be no assurance that CIBC Caribbean’s insurance will be sufficient to cover the full extent of all losses or liabilities for which CIBC Caribbean is ultimately responsible, and CIBC Caribbean cannot guarantee that it will be able to renew its current insurance policies on favorable terms, or at all. In addition, if its clients do not have adequate insurance coverage or do not have any insurance, their ability to pay their loans may be affected in times of loss, which may negatively affect its loan portfolio. CIBC Caribbean is subject to litigation, regulatory actions, claims and other legal proceedings, and expenses related to the legal proceedings to which it is subject could have an adverse effect on its business, financial condition, results of operations or prospects. CIBC Caribbean is, from time to time, involved in litigation, regulatory actions, claims and other legal proceedings arising from normal business activities, including supervisory actions by regulators and investigations by enforcement agencies. These legal proceedings may involve large monetary claims, significant fines, restitution, forfeiture and penalties, significant defense costs and significant remediation or monitoring expenses. The outcome of these legal proceeding is often uncertain. Substantial legal liability or significant regulatory or enforcement action against CIBC Caribbean could have material financial effects or cause significant reputational harm to it, which in turn could seriously harm its business, financial condition, results of operations and prospects. CIBC Caribbean also may be subject to substantial uninsured or un-indemnified liabilities, which could materially affect its business, financial condition, results of operations or prospects. A significant majority of CIBC Caribbean’s permanent employees are unionized, and any union activity, including labor disputes or work stoppages, could have an adverse impact on its results of operations and financial condition. As of July 2026, approximately 77% of CIBC Caribbean’s permanent employees were covered by collective labor agreements with its union partners. CIBC Caribbean is currently in negotiations for new collective bargaining agreements covering approximately 46% of its employees. In these negotiations and in future negotiations with labor unions, wages and allowances, among other issues, will be important topics for negotiation. If, upon the expiration of such collective bargaining agreements, CIBC Caribbean is unable to negotiate acceptable contracts with labor unions, it could result in strikes by the affected workers and thereby significantly disrupt operations. Additionally, as part of any renegotiated collective bargaining agreement, there may be a need to raise wages, fund additional allowances or provide additional benefits, any of which could negatively impact results of operation. CIBC Caribbean’s business is affected by any decline in industrial and production activity in certain countries in which it operates. Industrial activity in certain markets in which CIBC Caribbean operates drives much of the economic activity and growth in such markets. For example, Trinidad and Tobago relies on its energy sector for much of its economic activity and oil and the related downstream industries are its main economic drivers. In Jamaica, alumina/bauxite production, agriculture, beverage and tobacco production are main drivers of economic activity and growth. A decline in industrial and production activity that affects the general economic environment of the markets in which CIBC Caribbean operates could negatively impact its business and could have a material adverse effect on its business, financial condition or results of operations, and, following the transaction, Butterfield’s business, financial condition or results of operations.

30 PROPOSAL 1 APPOINTMENT OF INDEPENDENT AUDITOR AND AUDITOR REMUNERATION To appoint PricewaterhouseCoopers Ltd. as the independent auditor of the Bank for the year ending December 31, 2026, and to authorize the Butterfield board of directors, acting through the Audit Committee, to set PricewaterhouseCoopers Ltd.’s remuneration. The Butterfield board of directors unanimously recommends that the shareholders appoint PricewaterhouseCoopers Ltd. as the independent auditor of the Bank for the year ending December 31, 2026 and authorize the Butterfield board of directors, acting through the Audit Committee, to set PricewaterhouseCoopers Ltd.’s remuneration. Vote Required for Approval The affirmative vote of a majority of the votes cast by holders of issued and outstanding Butterfield ordinary shares present in person or by proxy at the Meeting is required for approval of the auditor appointment proposal; provided that a quorum is present consisting of two or more persons present in person and representing in person or by proxy in excess of 25% of the total issued and outstanding shares entitled to vote at the Meeting. The Butterfield board of directors unanimously recommends that shareholders approve Proposal 1.

31 PROPOSAL 2 ELECTION OF DIRECTORS To elect each of Michael Weld Collins, Alastair Barbour, Stephen E. Cummings, Andrew Henton, Mark T. Lynch, Meroe Park, Ingrid Pierce, Jana R. Schreuder, and Michael Schrum as a Director, to hold office until the close of the 2027 Annual General Meeting, or until his or her successor is duly elected or appointed. The Butterfield board of directors has approved each of these persons for election as a Director and unanimously recommends that the shareholders approve Proposal 2. In relation to Proposal 2, the election of Directors, biographical information is provided for each person proposed: Michael Weld Collins, Alastair Barbour, Stephen E. Cummings, Andrew Henton, Mark T. Lynch, Meroe Park, Ingrid Pierce, Jana R. Schreuder, and Michael Schrum. With the exceptions of Mr. Collins, who serves as the Bank’s Chairman & Chief Executive Officer, and Mr. Schrum, who serves as the Bank’s President & Group Chief Financial Officer, the remaining Directors are independent Directors. Michael Weld Collins joined the Board in 2015 when he was named Chief Executive Officer of the Bank. He was named Chairman in July of 2017. Prior to this appointment, Mr. Collins was Senior Executive Vice President with responsibility for all of the Bank's client businesses in Bermuda, including Corporate, Private and Retail Banking, as well as the Operations, Custody and Marketing functions in Bermuda and the Cayman Islands. Mr. Collins has 40 years of experience in financial services, having held progressively senior positions at Morgan Guaranty Trust Company in New York and later at Bank of Bermuda and HSBC in Bermuda. Before joining the Bank in 2009, Mr. Collins was Chief Operating Officer at HSBC Bank Bermuda. Mr. Collins holds a BA in Economics from Brown University. Alastair Barbour joined the Board in 2012 and was named Lead Independent Director in 2021. He is a Chartered Accountant with more than 25 years of experience providing auditing and advisory services to publicly traded companies, primarily in the financial services industry. Mr. Barbour was employed with KPMG from 1978 until his retirement in 2011. During his time there, he held various positions both in the United Kingdom and overseas. In 1985, he was named Partner at KPMG (Bermuda) and his last position was head of KPMG's Financial Services Group in Scotland. Currently, Mr. Barbour serves on the Board of Directors of The Prudential Assurance Company Limited. Mr. Barbour trained with Peat, Marwick, Mitchell & Co. in London and holds a Bachelor of Science from the University of Edinburgh. He is a Fellow of the Institute of Chartered Accountants in England & Wales. Stephen E. Cummings joined the Board in 2024. He has had a long and successful career in banking and finance, most recently serving as the Secretary of Finance for the Commonwealth of Virginia having taken the oath of office on January 15, 2022 and completing his four-year term. Prior to his time in office, he was President and Chief Executive Officer of Mitsubishi UFJ Financial Group (MUFG) in the Americas. He has also worked as the Chairman of UBS’s Investment Banking division in the Americas, was Global Head of Corporate and Investment Banking at Wachovia Bank, and served as Chairman & Chief Executive Officer at Bowles Hollowell Conner & Co. Mr. Cummings has an MBA from Columbia University Graduate School of Business and a Bachelor of Arts degree from Colby College. Andrew Henton joined the Board as an Independent Director in July 2025. Between 2002 and 2011, Mr. Henton worked at Close Brothers Group plc and was latterly Head of Offshore Businesses. During this time he led the creation of Close Private Bank, which provided asset management, banking, and administration services to high net worth and institutional clients. Following the sale of Close Brothers’ offshore division in 2011, Mr. Henton has acted as a Director on the boards of a number of funds, investment managers and other financial services companies. Previously, he spent four years working in HSBC’s Corporate Finance division and three years as a Fund Manager with Baring Private Equity Partners. He is a qualified Chartered Accountant and holds a Master’s degree in Modern History from St John’s College, Oxford. Mark T. Lynch joined the Board in 2019. Until June 30, 2019, he was a partner of Boston-based Wellington Management Co., where he served as the firm’s senior financial services analyst since 1994 and a partner since 1996. He was also a portfolio manager of mutual funds, hedge funds, and institutional portfolios over that period. Mr. Lynch also serves as a director of Community State Bank of Paton, Iowa, Chromatic 3D Materials and of Dads'

32 Resource Center in State College, Pennsylvania. Prior to joining Wellington, Mr. Lynch was a US regional bank analyst with Lehman Brothers and Bear Stearns. He holds a degree in European History from Harvard College. Meroe Park joined the Board in February 2026. Ms. Park most recently served as Deputy Secretary and Chief Operating Officer of the Smithsonian Institution, the largest museum and research complex in the world. At the Smithsonian, Ms. Park oversaw the organization’s day-to-day operations, strategic planning and enterprise-wide initiatives across its museums, research centers and programs until her departure in 2026. Prior to the Smithsonian, Ms. Park had a distinguished career at the Central Intelligence Agency (CIA), serving 27 years in a series of increasingly senior leadership roles. She served as Executive Director and Chief Operating Officer (the agency’s highest-ranking civil service position) and briefly as Acting Director. During her tenure at the CIA, she was twice awarded the Presidential Rank Award and was recognized with the CIA’s Distinguished Intelligence Medal for her leadership. Ms. Park is currently on the Board of Directors of Georgetown University and has also served as Executive Vice President of the Partnership for Public Service. She holds a Bachelor of Science degree from Georgetown University’s School of Foreign Service. Ingrid Pierce joined the Board in 2022. She is the Global Managing Partner of Walkers, an international law firm servicing clients across the financial services spectrum. Recognized as one of the world's leading investment funds lawyers, she acts for financial institutions, asset managers, insurers, reinsurers, trustees and other fiduciaries. Prior to Walkers, Ms. Pierce spent nearly a decade working as a Barrister in London. She holds a Bachelor of Laws from University College London, a certificate in Company Direction from the Institute of Directors and a Certificate in Bank Risk Management from the Chartered Institute of Bankers. Ms. Pierce is a member of the Society of Trust and Estate Practitioners (STEP). From 2002-2006 she served on the Board of Lex Mundi, the world's leading network of independent law firms. Jana R. Schreuder joined the Board in 2020. She is an experienced executive who most recently served as Executive Vice President and Chief Operating Officer of Northern Trust Corporation, a role from which she retired in 2018. Ms. Schreuder joined Northern Trust in 1980 and during her tenure held multiple roles as a member of the executive management team, including: the President of Wealth Management; President of Operations & Technology; and Chief Risk Officer. Ms. Schreuder currently serves as a Director and Chair of the Compensation Committees of Kyndryl Holdings Inc. and Entrust Corporation. Ms. Schreuder received her Bachelor of Business Administration degree from Southern Methodist University and a Master’s degree in finance and marketing management from Northwestern University's Kellogg Graduate School of Management. Ms. Schreuder is a member of the New York Chapter of Women Corporate Directors and the National Association of Corporate Directors, from which she has received the NACD Directorship Certification. Michael Schrum is the President and Group Chief Financial Officer, a position he has held since September 2025. He joined the Board of Directors in 2020 and previously served as Group Chief Financial Officer from 2015, and the President and Group Chief Risk Officer from 2022. He was previously Chief Financial Officer at HSBC Bank Bermuda. Mr. Schrum has more than 25 years of financial services experience in London, New York and Bermuda, mainly in banking, insurance and tax. He joined HSBC in Bermuda in 2001 and held progressively more senior positions within the bank’s Commercial Banking, Strategy, and Finance divisions. He is a CFA Charterholder (CFA Institute) and a Fellow Chartered Accountant (Institute of Chartered Accountants in England and Wales). Mr. Schrum holds a Master’s (University of London) and Bachelor’s (Southern Denmark Business School) degree in Economics. Vote Required for Approval The affirmative vote of a majority of the votes cast by holders of issued and outstanding Butterfield ordinary shares present in person or by proxy at the Meeting is required for approval of the director election proposal; provided that a quorum is present consisting of two or more persons present in person and representing in person or by proxy in excess of 25% of the total issued and outstanding shares entitled to vote at the Meeting. The Butterfield board of directors has approved each of these persons for election as a Director and unanimously recommends that the shareholders approve Proposal 2

33 PROPOSAL 3 GENERAL MANDATE TO ISSUE SHARES To generally and unconditionally authorize the Butterfield board of directors to dispose of or transfer all or any treasury shares, and to allot, issue or grant (i) shares; (ii) securities convertible into shares; or (iii) options, warrants or similar rights to subscribe for any shares or such convertible securities, where the shares in question are of a class that is listed on the Bermuda Stock Exchange (“BSX shares”) provided that the BSX shares allotted and issued pursuant hereto are in aggregate less than 20% of the share capital of the Bank issued and outstanding on the day before the Meeting, to such person(s), at such times, for such consideration and upon such terms and conditions as the Butterfield board of directors may determine. Butterfield’s ordinary shares are listed on both the BSX and the NYSE. Consequently, the Bank is subject to the rules of the BSX and the rules of the NYSE applicable to foreign private issuers. Regulation 6.21 of the BSX Listing Regulations requires a company with shares listed on the BSX to obtain the consent of its shareholders prior to issuing any of the relevant securities or rights, except in the case of a rights issue, or where the shareholders have by resolution given the Directors a general mandate to issue such securities or rights. Regulation 6.21 applies to any issuance of such securities or rights by a BSX listed company and provides no de minimis exception that would allow a company to issue a small number of such securities or rights without seeking express shareholder approval. This Proposal 3 requests shareholder approval for share issuances as described above so that the Butterfield board of directors’ authority is consistent with and parallel to the requirement under NYSE Rule 312.03, which requires shareholder approval for certain share issuances by Butterfield. The scope of the general mandate is limited, so that the securities allotted and issued pursuant thereto are less than 20% of the share capital of the Bank issued and outstanding on the day before the Meeting. As noted above, under applicable rules of the BSX, absent the mandate the Butterfield board of directors may only take these actions if authorized to do so by shareholders. Pursuant to this Proposal 3, the Butterfield board of directors will be permitted to exercise its power to dispose of or transfer treasury shares, and to allot, issue or grant (i) BSX shares; (ii) securities convertible into BSX shares; or (iii) options, warrants or similar rights to subscribe for any BSX shares or such convertible securities, provided that the BSX shares allotted and issued are in aggregate less than 20% of the share capital of the Bank issued and outstanding on the day before the Meeting. The Board’s authority will only be valid until the conclusion of the Annual General Meeting in 2027. The grant of the general mandate will allow Butterfield to issue, amongst other things, shares pursuant to its employee share incentive plans, employee share purchase plan and to issue shares in connection with the exercise of any outstanding options previously granted by Butterfield. The general mandate would also allow Butterfield to engage in any corporate transaction consistent with its strategic growth strategy, subject to the limitation on the amount of shares that can be allotted and issued pursuant to the general mandate. The authority sought under the general mandate is separate in all respects from, and would not be used for, the share issuance contemplated by the share issuance proposal. In 2025, the general mandate was used to issue shares under Butterfield’s employee share incentive plans, the employee share purchase plan, and the Butterfield Director remuneration plan. Other than the allotment of shares for the purposes of fulfilling Butterfield’s obligations under certain of its share plans and in connection with the exercise of options or in connection with any corporate transaction consistent with its strategic growth strategy (other than the share issuance contemplated by the share issuance proposal), the Directors have no present intention to exercise this authority. The authority is, however, sought to ensure that Butterfield has maximum flexibility in managing the group’s capital resources and the Board considers it prudent to acquire the flexibility that this authority provides. The Board intends to seek renewal of this authority annually. As noted above, this general mandate is separate in all respects from the share issuance and the shares to be approved pursuant to the share issuance proposal.

34 Vote Required for Approval The affirmative vote of a majority of the votes cast by holders of issued and outstanding Butterfield ordinary shares present in person or by proxy at the Meeting is required for approval of the BSX mandate proposal; provided that a quorum is present consisting of two or more persons present in person and representing in person or by proxy in excess of 25% of the total issued and outstanding shares entitled to vote at the Meeting. The Butterfield board of directors unanimously recommends that the shareholders approve this Proposal 3.

35 PROPOSAL 4 THE SHARE ISSUANCE PROPOSAL Butterfield is asking holders of Butterfield ordinary shares to approve the issuance of Butterfield ordinary shares to CIBC (or an affiliate thereof) pursuant to the share purchase agreement, and to CIBC Caribbean and CIBC Bahamas minority shareholders pursuant to the takeover transactions for purposes of complying with NYSE Listing Rule 312.03 and paragraph 6.21 of Section IIA of the BSX Listing Regulations. Pursuant to NYSE Listing Rule 312.03, an NYSE- listed company is required to obtain shareholder approval prior to the issuance of shares of its common stock if the voting power or number of shares of common stock to be issued is, or will be upon issuance, equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the shares of common stock (for these purposes, Butterfield ordinary shares are equivalent to “common stock”). Paragraph 6.21 of Section IIA of the BSX Listing Regulations requires shareholder approval in connection with the issuance of BSX listed securities. If the transaction is completed, based on the number of CIBC Caribbean and CIBC Bahamas shares issued and outstanding as of the date of the share purchase agreement, Butterfield will issue 11.58 million ordinary shares to CIBC (or its designated affiliate) and between 1.36 million and 3.47 million ordinary shares in the takeover transactions, depending on minority shareholder elections. Butterfield shareholders are expected to own approximately 75.2%, CIBC (or its designated affiliate) is expected to own approximately 22.2% and former CIBC Caribbean and CIBC Bahamas minority shareholders are expected to own approximately 2.6% of the issued and outstanding ordinary shares, respectively, following the completion of the transaction, assuming all CIBC Caribbean and CIBC Bahamas minority shareholders elect the base consideration (the percentages identified in the preceding sentence will be approximately 72.3%, 21.3% and 6.4%, respectively, if all CIBC Caribbean and CIBC Bahamas minority shareholders elect entirely share consideration). Accordingly, the aggregate number of Butterfield ordinary shares that Butterfield will issue in the transaction is expected to exceed 20% of the Butterfield ordinary shares outstanding before such issuance, and for this reason, Butterfield is seeking the approval of Butterfield shareholders for the issuance of Butterfield ordinary shares in the transaction. Butterfield shareholders should read this proxy statement carefully and in its entirety, including the annexes, for more detailed information concerning the share purchase agreement and the transaction. A copy of the share purchase agreement is attached to this proxy statement as Annex A. After careful consideration, the Butterfield board of directors, at a meeting held on May 27, 2026, has unanimously (i) determined that the transactions contemplated by the share purchase agreement, the shareholder agreement and entry into the transition services agreement are advisable and in the best interests of Butterfield and Butterfield shareholders and (ii) approved and declared advisable the share purchase agreement, and the transactions contemplated by the share purchase agreement and the other transaction documents, including the takeover transactions, the share issuance and the shareholder agreement, and approved the performance by Butterfield of its obligations, and the exercise by Butterfield of its rights, under the share purchase agreement and the shareholder agreement and the other transaction document to which Butterfield is or will be a party. Approval of the share issuance proposal will constitute the required approval of the issuance of Butterfield shares required by the NYSE and BSX rules. Approval of the share issuance proposal is a condition to the completion of the share purchase. See the sections entitled “The Transaction” and “The Transaction Documents” for more detailed discussions of the transaction and the transaction documents. Vote Required for Approval The affirmative vote of a majority of the votes cast by holders of issued and outstanding Butterfield ordinary shares present in person or by proxy at the Meeting is required for approval of the share issuance proposal; provided that a quorum is present consisting of two or more persons present in person and representing in person or by proxy in excess of 25% of the total issued and outstanding shares entitled to vote at the Meeting. Recommendation of the Butterfield Board of Directors

36 The Butterfield board of directors unanimously recommends that the shareholders approve this Proposal 4. See the section entitled “The Transaction—Butterfield’s Reasons for the Transaction; Recommendation of the Butterfield Board of Directors” for a more detailed discussion of the Butterfield board of directors’ recommendation.

37 PROPOSAL 5 THE ADJOURNMENT PROPOSAL The Meeting may be adjourned or postponed to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Meeting to approve the share issuance proposal or to ensure that any supplement or amendment to this proxy statement is timely provided to Butterfield shareholders. If, at the Meeting, the number of Butterfield ordinary shares present or represented by proxy and voting in favor of the share issuance proposal is insufficient to approve the share issuance proposal, Butterfield intends to move to adjourn or postpone the Meeting to enable the Butterfield board of directors to solicit additional proxies for approval of the share issuance proposal. In that event, Butterfield will ask Butterfield shareholders to vote on the Butterfield adjournment proposal, but not the share issuance proposal or any other proposal. In this proposal, Butterfield is asking holders of Butterfield shares to authorize the holder of any proxy solicited by the Butterfield board of directors on a discretionary basis to vote in favor of adjourning the Meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from holders of Butterfield ordinary shares who have previously voted. Pursuant to the bye-laws, the Meeting may be adjourned by the chairman of any annual general meeting at which a quorum is present, with the consent of the holders of shares in the capital of Butterfield holding a majority of the voting rights of those holders of shares in the capital of Butterfield present at such annual general meeting in person or by proxy. The approval of the Butterfield adjournment proposal by Butterfield shareholders is not a condition to the completion of the share purchase. Vote Required for Approval Approval of the Butterfield adjournment proposal requires the votes cast by shareholders of Butterfield in favor of the proposal to exceed the votes cast by the shareholders of Butterfield against the proposal at the Meeting. Recommendation of the Butterfield Board of Directors The Butterfield board of directors unanimously recommends that the shareholders approve this Proposal 5.

38 THE TRANSACTION This section of the proxy statement describes material aspects of the transaction. This summary may not contain all of the information that is important to you. You should carefully read this entire section of the proxy statement and the other documents we refer you to for a more complete understanding of the transaction. In addition, the description in this section incorporates by reference important business and financial information about each of Butterfield and CIBC Caribbean. You may obtain the information described without charge by following the instructions in the section entitled “Where You Can Find More Information” beginning on page v. The Parties The Bank of N.T. Butterfield & Son Limited Butterfield is a full-service bank and wealth manager headquartered in Hamilton, Bermuda. Our principal banking operations are located in Bermuda, the Cayman Islands, Guernsey and Jersey, providing deposit, cash management and lending solutions for individual, business and institutional clients. We provide a full range of wealth management services, comprising trust, private banking, asset management and custody, in Bermuda, the Cayman Islands and Guernsey, trust services in The Bahamas, Singapore and Switzerland, and residential property lending in the UK. Butterfield is publicly traded on the New York Stock Exchange (symbol: NTB) and the Bermuda Stock Exchange (symbol: NTB.BH). CIBC CIBC is a leading North American financial institution with 15 million personal banking, business, public sector and institutional clients. Across Personal and Business Banking, Commercial Banking and Wealth Management, and Capital Markets, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada, in the United States and around the world. CIBC is publicly traded on the Toronto Stock Exchange (symbol: CM) and the New York Stock Exchange (symbol: CM). CIBC Caribbean Bank Limited CIBC Caribbean is a relationship bank offering a full range of market leading financial services through its Corporate Banking, Personal and Business Banking and Private Wealth segments. CIBC Caribbean is located in ten (10) countries around the Caribbean, providing banking services through approximately 2,700 employees in 42 branches and offices. CIBC Investments (Cayman) Limited CIBC Investments (Cayman) Limited principal activity is to act as an intermediary holding company for the investment in CIBC Caribbean Bank Limited. CIBC Investments (Cayman) Limited’s principal place of business is in Grand Cayman, Cayman Islands. CIBC Investments (Cayman) Limited does not have any employees. The Transaction Under the share purchase agreement, in the share purchase, Butterfield will acquire all of the outstanding equity interests of CIBC Holdco, which owns 1,445,725,257 CIBC Caribbean shares, representing approximately 91.67% of the issued and outstanding CIBC Caribbean shares. Thereafter, Butterfield will undertake the takeover transactions in which it will seek to acquire all of the CIBC Caribbean shares not owned by CIBC Holdco and all of the CIBC Bahamas shares not owned by CIBC Caribbean, in each case on the terms described in this proxy statement. Pursuant to the share purchase agreement, CIBC will receive a combination of cash and Butterfield ordinary shares. The cash consideration CIBC (or an affiliate thereof) will receive is $0.6918 per CIBC Caribbean share owned by CIBC Holdco less the per share allocated LTIP closing amount and the transaction expense amount. The LTIP closing amount represents the balance, as of the date that is ten (10) days prior to the closing date, of CIBC’s obligations under the letter agreement regarding the LTIP. The transaction expense amount generally equals the amount by which

39 specified out-of-pocket transaction expenses of CIBC Caribbean exceed $18,000,000. The share consideration is payable in Butterfield shares at an exchange ratio of 0.008008 of a Butterfield share for each CIBC Caribbean share. Based on the foregoing, Butterfield will issue 11,577,367 Butterfield shares to CIBC pursuant to the share purchase agreement, subject to equitable adjustment for certain changes in Butterfield’s capitalization. In accordance with applicable Barbados law and regulation, after the closing of the share purchase, Butterfield will commence the CIBC Caribbean takeover transactions, which will be an offer for any and all of the outstanding CIBC Caribbean shares held by CIBC Caribbean minority shareholders, inviting each such holder of CIBC Caribbean shares to tender its CIBC Caribbean shares in the CIBC Caribbean takeover transactions. In the CIBC Caribbean takeover transactions, Butterfield will offer to each then CIBC Caribbean minority shareholder consideration per CIBC Caribbean share equal to (x) the Per CIBC Caribbean Share Stock Consideration and (y) the Per CIBC Caribbean Share Cash Consideration ((x) and (y) together, the “Base Consideration”), provided that each CIBC Caribbean minority shareholder will have the right to elect to receive up to 100% of the value of the Base Consideration in Butterfield ordinary shares (with the number of ordinary shares being calculated using the same price per share that was used to calculate the Per CIBC Caribbean Share Stock Consideration). Butterfield will designate CIBC Holdco as the recipient of all CIBC Caribbean shares acquired in the CIBC Caribbean takeover transactions. Following the completion of the CIBC Caribbean takeover transactions, if CIBC Caribbean minority shareholders representing not less than ninety percent (90%) of shares held by CIBC Caribbean minority shareholders accept the CIBC Caribbean takeover transactions, Butterfield would then apply Section 186 of the Barbados Companies Act to compulsorily acquire any CIBC Caribbean shares not validly tendered in the CIBC Caribbean takeover transactions for the Base Consideration. If the 90% acceptance threshold is not met, Butterfield may pursue a subsequent amalgamation in which a newly formed wholly owned subsidiary of Butterfield amalgamates with CIBC Caribbean, and CIBC Caribbean minority shareholders that do not tender their CIBC Caribbean shares in the CIBC Caribbean takeover transactions would receive the Base Consideration. In accordance with applicable Bahamas law and regulation, Butterfield will undertake the CIBC Bahamas takeover bid, which will be an offer for any and all of the outstanding CIBC Bahamas shares held by CIBC Bahamas minority shareholders, inviting each such holder of CIBC Bahamas shares to tender its CIBC Bahamas shares in the CIBC Bahamas takeover bid. CIBC Bahamas shareholders will be offered the same relative mix of cash and Butterfield ordinary shares as the Base Consideration offered to CIBC Caribbean shareholders, along with the same election to receive up to 100% of their consideration in Butterfield ordinary shares. The offer price is expected to be based on an equivalent tangible book value multiple implied by the terms of the share purchase agreement and the CIBC Caribbean takeover bid. Butterfield currently estimates that the aggregate cash consideration payable to CIBC Bahamas minority shareholders would be approximately $27 million (assuming the consideration mix equivalent to the Base Consideration is accepted by all CIBC Bahamas minority shareholders). Butterfield expects to issue between approximately 300,000 (assuming the consideration mix equivalent to the Base Consideration is accepted by all CIBC Bahamas minority shareholders) and 800,000 (assuming 100% share consideration is elected by all CIBC Bahamas minority shareholders) Butterfield ordinary shares to CIBC Bahamas minority shareholders, depending on CIBC Bahamas minority shareholder elections. . Appraisal or Dissenters’ Rights Butterfield shareholders are not entitled to appraisal or dissenters’ rights in connection with the transaction. Under applicable law, CIBC Caribbean and CIBC Bahamas minority shareholders may have certain rights in connection with any compulsory acquisition, squeeze-out, sell-out or similar process undertaken as part of the takeover transactions, including, in certain circumstances, the ability to apply to the court for a determination of the fair value of their shares. If holders of not less than 90% of the CIBC Caribbean minority shares accept the CIBC Caribbean takeover bid within 120 days, Butterfield may compulsorily acquire the remaining shares under sections 186 to 196 of the Companies Act, Cap. 308, and each non-accepting shareholder may then elect to transfer on the same terms or apply to the Barbados courts for a determination of fair value. If the 90% threshold is not met, Butterfield may instead proceed by a subsequent amalgamation of CIBC Caribbean with a newly formed Butterfield subsidiary, in which case non- tendering shareholders would receive the Base Consideration, subject to such dissent and fair value rights (if any) as are available under the amalgamation provisions of the Companies Act, Cap. 308.

40 Butterfield’s Reasons for the Transaction; Recommendation of Butterfield’s Board of Directors After careful consideration, the Butterfield board of directors, at a meeting held on May 27, 2026, unanimously (i) determined that the transactions contemplated by the share purchase agreement, the shareholder agreement and entry into the transition services agreement are advisable and in the best interests of Butterfield and Butterfield shareholders and (ii) approved and declared advisable the share purchase agreement, and the transactions contemplated by the share purchase agreement and the other transaction documents, including the takeover transactions, the share issuance and the shareholder agreement, and approved the performance by Butterfield of its obligations, and the exercise by Butterfield of its rights, under the share purchase agreement and the shareholder agreement and the other transaction document to which Butterfield is or will be a party. In reaching this decision, the Butterfield board of directors evaluated the share purchase agreement, the transaction and the other matters contemplated by the share purchase agreement in consultation with Butterfield’s senior management, as well as with Butterfield’s legal and financial advisors, and considered a number of factors, including the following principal factors:  each of Butterfield’s and CIBC Caribbean’s business, operations, financial condition, assets, earnings, markets and prospects;  the complementary nature of the companies’ cultures, including relationship-based banking models, a strong commitment to community prosperity, and the belief that this alignment would facilitate the successful integration and implementation of the transaction;  the anticipated pro forma financial impact of the transaction on Butterfield, including expected accretion to cash earnings per share and tangible book value per share, and continued strength in asset quality, liquidity and regulatory capital levels;  the financial terms of the transaction, including the purchase price of $1,794 million which represents a purchase of approximately 106% of the tangible book value of CIBC Caribbean (approximately 8.6x 2025 Adjusted Earnings), which the Butterfield board of directors believes represents an attractive purchase price multiple for a transaction of this type based on its evaluation of CIBC Caribbean and its business and operations as well as other similar transactions in the market relating to comparable banking institutions;  the expectation that the transaction will offer the opportunity for potentially significant revenue synergies across multiple business lines combined with the fact that such revenue synergies were identified but not included in the financial analysis;  the expectation of approximately $49 million in annual pre-tax cost savings, anticipated to be phased in over four years following completion;  that upon consummation of the transaction, Butterfield would have approximately $29 billion in total assets and more than $25 billion in deposits in light of the current and prospective economic and regulatory environment in the financial services industry driving the need for additional scale to remain competitive, including the accelerating pace of technological change, operating costs, and increasing competition from both banks and non- bank financial and financial technology firms;  its review and discussions with Butterfield’s senior management concerning Butterfield’s due diligence examination of, among other areas, the operations, financial condition, enterprise risk management and regulatory compliance programs and prospects of CIBC Caribbean;  the fact that Mr. Collins and the existing senior management team will exercise continued leadership and direction over the combined organization;  the fact that following the share purchase, the Butterfield board of directors will include all of the members of the Butterfield board of directors as of immediately prior to the effective time of the share purchase, providing oversight of the transaction after closing and through the integration period;  the opinion, dated May 27, 2026, of Barclays to the Butterfield board of directors, as of the date of the opinion, of the fairness of the per share consideration to be paid by Butterfield in the proposed transaction from a financial point of view, as more fully described below under “The Transaction—Opinion of Butterfield’s Financial Advisor”;  its review with Sullivan & Cromwell LLP, Butterfield’s outside legal counsel of the material terms of the share purchase agreement, including the representations, covenants, deal protection and termination provisions;  the fact that Butterfield shareholders will have the opportunity to vote to approve the share issuance proposal; and

41  Butterfield’s past record of successfully integrating many acquisitions and strategic transactions and of realizing expected financial and other benefits of such acquisitions and strategic transactions and the strength of Butterfield’s management and infrastructure to successfully complete the integration process. The Butterfield board of directors also considered the potential risks related to the transaction. The Butterfield board of directors concluded that the anticipated benefits of acquiring CIBC Caribbean were likely to outweigh these risks. These potential risks included:  the possibility that the anticipated benefits of the transaction will not be realized when expected or at all, including as a result of the impact of, or difficulties arising from, the integration of CIBC Caribbean into Butterfield’s operations or as a result of the strength of the economy, general market conditions and competitive factors in the areas where Butterfield and CIBC Caribbean operate businesses;  the costs to be incurred in connection with the transaction and the integration of CIBC Caribbean’s business into Butterfield’s operations and the possibility that the transaction and the integration may be more expensive to complete than anticipated, including as a result of unexpected factors or events;  the possibility that the anticipated pro forma impact of the transaction on Butterfield will not be realized when expected or at all as a result of unexpected changes in financial market or economic conditions;  the possibility of encountering difficulties in achieving anticipated revenue synergies, cost savings and the other anticipated benefits of the transaction in the amounts currently estimated or within the time frame currently contemplated;  the risk of losing key Butterfield or CIBC Caribbean employees during the pendency of the transaction and following completion of the transaction;  CIBC Caribbean’s compliance and regulatory profile and the possibility that integration and oversight of the combined company’s compliance and regulatory profile could require additional investment, management attention or result in increased regulatory scrutiny;  CIBC Caribbean’s exposure to sovereign, tourism and hospitality-related lending, as well as the economic characteristics of certain Caribbean markets in which it operates, which may be more sensitive to economic downturns, natural disasters and other regional events;  CIBC Caribbean’s funding and liquidity profile, including foreign exchange controls, cross-border liquidity constraints and reliance on correspondent banking relationships in certain jurisdictions;  the complexity of integrating CIBC Caribbean’s business into Butterfield's reporting, risk management and control frameworks, including the conversion from IFRS to U.S. GAAP and CECL and the need for certain data, technology and reporting enhancements following completion of the transaction;  the possible diversion of management focus and resources from the operation of Butterfield’s business while working to implement the transaction and integrate CIBC Caribbean’s businesses with Butterfield’s;  the risk that, because the exchange ratio under the share purchase agreement would not be adjusted for changes in the market price of Butterfield shares, the value of the Butterfield shares to be issued to CIBC and CIBC Caribbean and CIBC Bahamas minority shareholders as a result of the takeover transactions could be significantly more than the value of such shares would have otherwise been determined immediately prior to the announcement of Butterfield and the CIBC Parties’ entry into the share purchase agreement;  the risk that the regulatory and other approvals required in connection with the transaction may not be received in a timely manner or at all or may impose conditions that may adversely affect the anticipated operations and financial results of Butterfield following the completion of the transaction;  the ownership dilution caused by Butterfield’s issuance of additional shares in connection with the transaction;  the risk that the lock-up provisions and transfer restrictions on the Butterfield common shares issued to CIBC in the share purchase may result in the sale of large blocks of Butterfield common shares;  the fact that, upon the closing of the share purchase, CIBC will have the right to nominate two (2) directors to the Butterfield board of directors;  the potential for legal claims challenging the transaction as well as the exercise of appraisal rights by CIBC Caribbean shareholders;  the suitability of Barclays to advise the Butterfield board of directors on the transaction and the appropriateness of the fees payable by Butterfield to Barclays given Barclays’ status as an internationally recognized investment banking firm with substantial experience in transactions similar to the transaction; and  the other risks described under the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

42 The foregoing discussion of the information and factors considered by the Butterfield board of directors is not intended to be exhaustive, but includes the material factors considered by the Butterfield board of directors. In reaching its decision to approve the share purchase agreement and the transactions contemplated by the share purchase agreement, the Butterfield board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Butterfield board of directors considered all these factors as a whole, and overall considered the factors to support its determination. It should be noted that this explanation of the reasoning of the Butterfield board of directors and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the future factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements.” For the reasons set forth above, the Butterfield board of directors unanimously recommends that Butterfield shareholders vote “FOR” the share issuance proposal and “FOR” the adjournment proposal. Certain Unaudited Prospective Financial Information Butterfield and CIBC Caribbean do not, as a matter of course, publicly disclose long-term internal financial forecasts or projections as to their respective future performance, revenues, earnings, financial condition or other results given, among other reasons, the inherent uncertainty of the underlying assumptions and estimates. Butterfield does, from time to time, provide certain financial guidance and other forward-looking financial information in its regular earnings conference calls, investor conference presentations, press releases and other investor materials. However, in connection with the transaction, Butterfield is including in this proxy statement certain unaudited prospective financial information (which we refer to collectively as the “prospective financial information”), with respect to Butterfield and CIBC Caribbean on a standalone basis and without giving effect to the transaction (except as expressly set forth below under “—Certain Estimated Synergies Attributable to the Transaction”). The prospective financial information was provided to Barclays by Butterfield senior management, who approved for Barclays’ use, and directed Barclays to use, for the purpose of performing certain financial analyses in connection with its opinion, and to the Butterfield board of directors in connection with its evaluation of the transaction. See the section entitled “The Transaction—Opinion of Butterfield’s Financial Advisor” A summary of certain significant elements of this information is set forth below and is included in this proxy statement solely for the purpose of providing Butterfield shareholders access to certain nonpublic information made available to Butterfield and its board of directors and financial advisor. Butterfield does not endorse the prospective financial information as necessarily predictive of actual future results. The prospective financial information, to the extent prepared by Butterfield or CIBC Caribbean senior management, was prepared in good faith and on a reasonable basis based on the best information available to the preparers at the time of their preparation. However, there can be no assurance that the forecasts or projections will be realized, and actual results may vary materially from those shown in the prospective financial information. In addition, since the prospective financial information covers multiple years, such information by its nature becomes subject to greater uncertainty with each successive year. Furthermore, although presented with numerical specificity, the prospective financial information and the assumptions underlying the prospective financial information reflect numerous estimates and assumptions with respect to, among other things, economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among other things, the inherent uncertainty of the business and economic conditions affecting the industry in which Butterfield and CIBC Caribbean operate and the risks and uncertainties described under the sections entitled “Risk Factors” beginning on page 16 of this proxy statement and “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 14 of this proxy statement and in the reports that Butterfield files with the SEC from time to time, all of which are difficult to predict and many of which are outside the control of Butterfield and will be beyond the control of Butterfield following the completion of the transaction. The prospective financial information represents, as applicable, Butterfield and CIBC Caribbean senior management’s evaluation of Butterfield’s and CIBC Caribbean’s expected future financial performance on a standalone basis, without reference to the transaction (except as expressly set forth under “—Certain Estimated Synergies Attributable to the Transaction”). There can be no assurance that the underlying assumptions or projected results will be realized, and actual results could differ materially from those reflected in the

43 prospective financial information, whether or not the transaction is completed. Further, these assumptions do not include all potential actions that the senior management of Butterfield or CIBC Caribbean could or might have taken during these time periods. The inclusion in this proxy statement of the prospective financial information below should not be regarded as an indication that Butterfield or its board of directors or advisors considered, or now consider, this prospective financial information to be material information to any Butterfield shareholder, particularly in light of the inherent risks and uncertainties associated with such prospective financial information. This information should not be construed as financial guidance and it should not be relied on as such. This information was prepared solely for internal use (other than publicly available consensus Wall Street analysts’ estimates, or “street estimates”) and is subjective in many respects and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The prospective financial information is not fact and should not be relied upon as necessarily indicative of actual future results. The prospective financial information also reflects numerous variables, expectations and assumptions available at the time it was prepared as to certain business decisions that are subject to change. Except as expressly set forth below under “—Certain Estimated Synergies Attributable to the Transaction,” the prospective financial information does not take into account any circumstances or events occurring after the date it was prepared, including the transactions contemplated by the share purchase agreement or the possible financial and other effects on Butterfield or CIBC Caribbean of the transaction, and does not attempt to predict or suggest actual future results of Butterfield following the completion of the transaction or give effect to the transaction, including the effect of negotiating or executing the share purchase agreement, the costs that may be incurred in connection with consummating the transaction, the potential synergies that may be achieved by Butterfield as a result of the transaction (except as expressly set forth below under “—Certain Estimated Synergies Attributable to the Transaction”), the effect on Butterfield or CIBC Caribbean of any business or strategic decision or action that has been or will be taken as a result of the share purchase agreement having been executed, or the effect of any business or strategic decisions or actions which would likely have been taken if the share purchase agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the transaction. Further, the prospective financial information does not take into account the effect of any possible failure of the transaction to occur. No assurances can be given that if the prospective financial information and the underlying assumptions had been prepared as of the date of this proxy statement, similar assumptions would be used. In addition, the prospective financial information may not reflect the manner in which Butterfield would operate after the transaction. The accompanying prospective financial information was prepared separately using, in some cases, different assumptions, and the different estimates are not intended to be added together. Adding the prospective financial information together for the two companies is not intended to represent the results Butterfield will achieve if the transaction is completed and is not intended to represent forecasted financial information for Butterfield if the transaction is completed. By including in this proxy statement a summary of the prospective financial information, neither Butterfield nor any of its representatives has made or makes any representation to any person regarding the ultimate performance of Butterfield or CIBC Caribbean compared to the information contained in the prospective financial information or that the results reflected in the prospective financial information will be achieved. Butterfield does not undertake any obligation to update or otherwise revise the prospective financial information to reflect circumstances existing since their preparation or to reflect the occurrence of subsequent or unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions. The prospective financial information summarized in this section is not being included in this proxy statement in order to induce any Butterfield shareholder to vote in favor of the share issuance proposal or any of the other proposals to be voted on at the Meeting. The accompanying prospective financial information, to the extent prepared by Butterfield or CIBC Caribbean senior management, was not prepared for the purpose of, or with a view toward, public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, published guidelines of the SEC regarding forward-looking statements, GAAP or IFRS. Subject to the above, the prospective financial information included in this section has been provided by Butterfield’s senior management and CIBC Caribbean’s senior management as described in this section. Neither

PricewaterhouseCoopers Ltd. (Butterfield's independent registered public accounting firm), Ernst & Young Ltd. (CIBC Caribbean's external auditor) nor any other independent registered public accounting firm or external audit firm, has audited, reviewed, examined, compiled or applied agreed-upon procedures with respect to the accompanying prospective financial information and, accordingly, neither PricewaterhouseCoopers Ltd. nor Ernst & Young Ltd. express an opinion or any other form of assurance with respect thereto or its achievability and assumes no responsibility for the prospective financial information and disclaims any association with the prospective financial information. The reports by PricewaterhouseCoopers Ltd. and Ernst & Young Ltd. incorporated by reference in this proxy statement relate to Butterfield's and CIBC Caribbean's previously issued financial statements. They do not extend to the prospective financial information and should not be read to do so.

In light of the foregoing, and taking into account that the Meeting will be held several months after the prospective financial information was prepared, as well as the uncertainties inherent in any forecasted information, Butterfield shareholders are strongly cautioned not to place unwarranted reliance on such information, and Butterfield urges shareholders to review Butterfield's and CIBC Caribbean's respective most recent public filings for descriptions of Butterfield's and CIBC Caribbean's respective reported financial results and the financial statements of Butterfield and CIBC Caribbean incorporated by reference in this proxy statement. See the section entitled "Where You Can Find More Information" in this proxy statement.

Certain Stand-Alone Butterfield Prospective Financial Information

The following table includes certain prospective financial information based on Wall Street consensus estimates, subject to certain adjustments made by Butterfield senior management for the fiscal years ending December 31, 2026, through December 31 2031, which Butterfield senior management approved for Barclays to use, and directed Barclays to use, in certain of the financial analyses performed in connection with Barclays' opinion, which is described in the section entitled "—Opinion of Butterfield's Financial Advisor" beginning on page 45.

	For the year ended December 31					
($ in U.S. dollars)	**2026E**	**2027E**	**2028E**	**2029E**	**2030E**	**2031E**
Income Statement						
Net Income to Common Shareholders ($ millions)	$251	$252	$258	$264	$271	$278
Earnings Per Share ($)	$6.18	$6.20	$6.35	$6.51	$6.68	$6.84
Balance Sheet						
Total Assets ($ billions)	$14.1	$14.8	$15.4	$15.9	$16.4	$17.0
Capital						
Risk-Weighted Assets ($ billions)	$4.0	$4.2	$4.3	$4.5	$4.6	$4.8
Tangible Common Equity / Tangible Assets (%)	8.2%	9.1%	10.2%	11.1%	12.0%	12.9%

Certain Stand-Alone CIBC Caribbean Financial Information

The following table includes certain prospective financial information based on CIBC Caribbean internal management forecasts and projections, subject to certain adjustments made by Butterfield senior management, for CIBC Caribbean's operations for the fiscal years ending October 31, 2026, through October 31, 2031, which Butterfield senior management approved for Barclays to use, and directed Barclays to use, in certain of the financial analyses performed in connection with Barclays' opinion, which is described in the section entitled "—Opinion of Butterfield's Financial Advisor" beginning on page 45.

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(*$ in U.S. dollars*)	For the year ended October 31					
	2026E	**2027E**	**2028E**	**2029E**	**2030E**	**2031E**
Income Statement						
Net Income to Common Shareholders ($ millions)	$212	$225	$229	$237	$246	$255
Earnings Per Share ($)	$0.13	$0.14	$0.15	$0.15	$0.16	$0.16
Balance Sheet						
Total Assets ($ billions)	$14.6	$15.0	$15.4	$15.8	$16.2	$16.6
Capital						
Risk-Weighted Assets ($ billions)	$9.2	$9.1	$9.1	$9.3	$9.6	$9.8
Tangible Common Equity / Tangible Assets (%)	12.2%	12.7%	13.3%	13.8%	14.3%	14.8%

Certain Estimated Synergies Attributable to the Transaction

The management of Butterfield developed and provided to the Butterfield board of directors certain prospective financial information relating to the anticipated cost synergies to be realized by Butterfield beginning in 2027 (assuming a March 31, 2027 closing of the transaction). Such prospective financial information, which we refer to in this "—Certain Estimated Synergies Attributable to the Transaction" section as the "cost synergies," also was provided to Barclays and approved by Butterfield senior management for Barclays's use, and Butterfield senior management directed Barclays to use and rely upon, in connection with its financial analyses performed in connection with its opinion which is further described in the section entitled "—Opinion of Butterfield's Financial Advisor" beginning on page 45.

The cost synergies consisted of:

(*$ in millions of U.S. dollars*)	For the year ended December 31				
	2027E	**2028E**	**2029E**	**2030E**	**2031E**
Cost Synergies (pre-tax)	$9	$25	$38	$51	$52

See the section above entitled "—Certain Unaudited Prospective Financial Information" for further information regarding the uncertainties underlying the cost synergies as well as the sections entitled "Cautionary Statement Regarding Forward-Looking Statements" and "Risk Factors" for further information regarding the uncertainties and factors associated with realizing cost synergies in connection with the transaction.

Opinion of Butterfield's Financial Advisor

Butterfield engaged Barclays to act as its financial advisor with respect to the proposed transaction, pursuant to an engagement letter dated January 21, 2026. On May 27, 2026, Barclays rendered its oral opinion (which was subsequently confirmed in writing) to the Butterfield board of directors that, as of such date and based upon and subject to the assumptions, limitations, qualifications and other matters stated in its opinion, (a) the 11,577,367 Butterfield ordinary shares representing an exchange ratio of 0.008008 Butterfield ordinary shares per CIBC Caribbean share held by CIBC Holdco and (b) an amount in cash equal to US$1,000,152,732.79, representing US$0.6918 per CIBC Caribbean share held by CIBC Holdco ((a) and (b) together, the "per share consideration") to be paid by Butterfield in the proposed transaction was fair to Butterfield from a financial point of view.

The full text of Barclays' written opinion, dated as of May 27, 2026, is attached as Annex B to this proxy statement. Barclays' written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Barclays in rendering its opinion. You are encouraged to read the opinion carefully in its entirety. The following is a summary of Barclays' opinion and the methodology that Barclays used to render its opinion. This summary is qualified in its entirety by reference to the full text of the opinion.

Barclays' opinion, the issuance of which was approved by Barclays' Fairness Opinion Committee, is addressed to the Butterfield board of directors in connection with its consideration of the proposed transaction, addresses only the

45

46 fairness, from a financial point of view, to Butterfield of the per share consideration to be paid by Butterfield in the proposed transaction and does not constitute a recommendation to any shareholder of Butterfield as to how such shareholder should vote or otherwise act with respect to the proposed transaction, including with respect to the takeover transactions or any other matter. The terms of the proposed transaction were determined through arm’s- length negotiations between Butterfield and CIBC and were unanimously approved by the Butterfield board of directors. Barclays did not recommend any specific form of consideration to Butterfield or that any specific form of consideration constituted the only appropriate consideration for the proposed transaction. Barclays was not requested to address, and its opinion does not in any manner address, Butterfield’s underlying business decision to proceed with or effect the proposed transaction, the likelihood of the consummation of the proposed transaction, or the relative merits of the proposed transaction as compared to any other transaction or business strategy in which Butterfield may engage. In addition, Barclays expressed no opinion on, and its opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the proposed transaction, or any class of such persons, relative to the consideration paid in the proposed transaction or otherwise. No limitations were imposed by the Butterfield board of directors upon Barclays with respect to the investigations made or procedures followed by it in rendering its opinion. In arriving at its opinion, Barclays, among other things:  reviewed and analyzed a draft of the share purchase agreement, dated as of May 27, 2026, and the specific terms of the proposed transaction;  reviewed and analyzed publicly available information concerning Butterfield that Barclays believed to be relevant to its analysis, including Butterfield’s Annual Report on Form 20-F for the fiscal years ended December 31, 2023, December 31, 2024 and December 31, 2025;  reviewed and analyzed publicly available information concerning CIBC Caribbean that Barclays believed to be relevant to its analysis, including its Consolidated Financial Statements for the fiscal years ended October 31, 2023, October 31, 2024 and October 31, 2025, Annual Reports for the fiscal years ended October 31, 2023, October 31, 2024 and October 31, 2025, and Condensed Consolidated Financial Statements for the period ending January 31, 2026;  reviewed and analyzed financial and operating information with respect to the business, operations and prospects of Butterfield furnished to Barclays by Butterfield, including financial projections of Butterfield prepared by management of Butterfield (the “Butterfield projections”);  reviewed and analyzed financial and operating information with respect to the business, operations and prospects of CIBC Caribbean furnished to Barclays by CIBC Caribbean, including financial projections of CIBC Caribbean prepared by management of CIBC Caribbean;  reviewed and analyzed financial and operating information with respect to the business, operations and prospects of CIBC Caribbean furnished to Barclays by Butterfield, including financial projections of CIBC Caribbean prepared by management of Butterfield (the “CIBC Caribbean projections”);  reviewed and analyzed the pro forma impact of the proposed transaction on the future financial performance of the combined company (the “Butterfield pro forma projections”), including cost savings, operating synergies and other strategic benefits expected by the management of Butterfield to result from a combination of the businesses (the “expected synergies”) as well as the anticipated changes to the tax impact on the combined company and anticipated pro forma capital structure;  a trading history of Butterfield common stock from May 24, 2024 to May 27, 2026, CIBC Caribbean’s common stock from May 24, 2024 to May 27, 2026 and a comparison of those trading histories with those of other companies that Barclays deemed relevant;  reviewed and analyzed a comparison of the historical financial results and present financial condition of Butterfield and CIBC Caribbean with each other and with those of other companies that Barclays deemed relevant;  reviewed and analyzed a comparison of the financial terms of the proposed transaction with the financial terms of certain other transactions that Barclays deemed relevant;  reviewed and analyzed the relative contributions of Butterfield and CIBC Caribbean to the historical and future financial performance of the combined company on a pro forma basis;  had discussions with the management of Butterfield and CIBC Caribbean concerning their respective business, operations, assets, liabilities, financial condition and prospects; and  had undertaken such other studies, analyses and investigations as Barclays deemed appropriate.

47 In arriving at its opinion, Barclays assumed and relied upon the accuracy and completeness of the financial and other information used by Barclays without any independent verification of such information (and had not assumed responsibility or liability for any independent verification of such information). Barclays also relied upon the assurances of the management of Butterfield that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Butterfield projections, upon the advice and at the direction of Butterfield, Barclays assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Butterfield as to the future financial performance of Butterfield and that Butterfield, on a standalone basis, would perform substantially in accordance with such projections and relied on the Butterfield projections in arriving at its opinion. With respect to the CIBC Caribbean projections, upon the advice and at the direction of Butterfield, Barclays assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Butterfield as to the future financial performance of CIBC Caribbean and that CIBC Caribbean would perform substantially in accordance with such projections and relied on the CIBC Caribbean projections in arriving at its opinion. With respect to the Butterfield pro forma projections, upon the advice and at the direction of Butterfield, Barclays assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Butterfield as to the future financial performance of Butterfield pro forma for the consummation of the proposed transaction and that Butterfield following the consummation of the proposed transaction would perform substantially in accordance with such projections and relied on the Butterfield pro forma projections in arriving at its opinion. Furthermore, upon the advice and at the direction of Butterfield, Barclays assumed that the amounts and timing of the expected synergies were reasonable and that the expected synergies would be realized in accordance with such estimates. Barclays assumed no responsibility for and expressed no view as to any such projections or estimates (including the expected synergies) or the assumptions on which they were based. In arriving at its opinion, Barclays did not conduct a physical inspection of the properties and facilities of Butterfield or CIBC Caribbean and did not make or obtain any evaluations or appraisals of the assets or liabilities of Butterfield or CIBC Caribbean. Barclays’ opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, May 27, 2026. Barclays assumed no responsibility for updating or revising its opinion based on events or circumstances that may have occurred after May 27, 2026. Barclays expressed no opinion as to the prices as to which shares of Butterfield or CIBC Caribbean would trade following the announcement or consummation of the proposed transaction. Barclays assumed that the executed share purchase agreement conformed in all material respects to the last draft it reviewed. In addition, Barclays assumed the accuracy of the representations and warranties contained in the share purchase agreement and all the agreements related thereto. Barclays also assumed, upon the advice of Butterfield, that all material governmental, regulatory and third party approvals, consents and releases for the proposed transaction would be obtained within the constraints contemplated by the share purchase agreement and that the proposed transaction will be consummated in accordance with the terms of the share purchase agreement without waiver, modification or amendment of any material term, condition or agreement thereof. Upon the advice and at the direction of Butterfield and for purposes of its financial analyses, Barclays assumed that in connection with the proposed transaction the CIBC Caribbean takeover bid will be consummated such that Butterfield would acquire all of the issued and outstanding CIBC Caribbean Shares at the per share consideration and upon terms and conditions that would not impact Barclays’ analysis and Barclays relied upon such assumption in arriving at its opinion. Barclays did not express any opinion as to any tax or other consequences that might result from the proposed transaction, nor did Barclays’ opinion address any legal, tax, regulatory or accounting matters, as to which Barclays understood Butterfield had obtained such advice as it deemed necessary from qualified professionals. In connection with rendering its opinion, Barclays performed certain financial, comparative and other analyses as summarized below. In arriving at its opinion, Barclays did not ascribe a specific range of values to the Butterfield ordinary shares but rather made its determination as to fairness, from a financial point of view, to Butterfield of the per share consideration to be paid by Butterfield in the proposed transaction on the basis of various financial and comparative analyses. The preparation of a fairness opinion is a complex process and involves various determinations as to the most appropriate and relevant methods of financial and comparative analyses and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to summary description.

48 In arriving at its opinion, Barclays did not attribute any particular weight to any single analysis or factor considered by it but rather made qualitative judgments as to the significance and relevance of each analysis and factor relative to all other analyses and factors performed and considered by it and in the context of the circumstances of the particular transactions. Accordingly, Barclays believes that its analyses must be considered as a whole, as considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion. Summary of Material Financial Analyses The following is a summary of the material financial analyses used by Barclays in preparing its opinion to the Butterfield board of directors. The summary of Barclays’ analyses and reviews provided below is not a complete description of the analyses and reviews underlying Barclays’ opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of analysis and review and the application of those methods to particular circumstances, and, therefore, is not readily susceptible to summary description. For the purposes of its analyses and reviews, Barclays made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Butterfield, CIBC, Barclays or any other parties to the proposed transaction. No company, business or transaction considered in Barclays’ analyses and reviews is identical to Butterfield, CIBC, CIBC Holdco, CIBC Caribbean, or the proposed transaction, and an evaluation of the results of those analyses and reviews is not entirely mathematical. Rather, the analyses and reviews involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, businesses or transactions considered in Barclays’ analyses and reviews. None of Butterfield, CIBC, CIBC Holdco, CIBC Caribbean, Barclays or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses and reviews and the ranges of valuations resulting from any particular analysis or review are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of companies, businesses or securities do not purport to be appraisals or reflect the prices at which the companies, businesses or securities may actually be sold. Accordingly, the estimates used in, and the results derived from, Barclays’ analyses and reviews are inherently subject to substantial uncertainty. The summary of the financial analyses and reviews provided below includes information presented in tabular format. In order to fully understand the financial analyses and reviews used by Barclays, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses and reviews. Considering the data in the tables below without considering the full description of the analyses and reviews, including the methodologies and assumptions underlying the analyses and reviews, could create a misleading or incomplete view of Barclays’ analyses and reviews. Selected Comparable Company Analysis In order to assess how the public market values shares of similar publicly traded companies and to provide a range of relative implied equity values per share of CIBC Caribbean and per share of Butterfield by reference to those companies, which could then be used to calculate implied exchange ratio ranges, Barclays reviewed and compared specific financial and operating data relating to CIBC Caribbean and Butterfield, respectively, with selected companies that Barclays, based on its experience in the banking industry, deemed comparable to CIBC Caribbean and Butterfield, respectively. The selected comparable companies with respect to CIBC Caribbean were:  Popular, Inc.  Republic Financial Holdings Limited  First BanCorp.  The Bank of N.T. Butterfield & Son Limited  OFG Bancorp  First Citizens Group Financial Holdings Limited

- Scotia Group Jamaica Limited
- Scotiabank Trinidad and Tobago Limited

The selected comparable companies with respect to Butterfield were:

- First Horizon Corporation
- East West Bancorp, Inc.
- Popular, Inc.
- UMB Financial Corporation
- Wintrust Financial Corporation
- BOK Financial Corporation
- Cullen/Frost Bankers, Inc.
- Associated Banc-Corp
- Commerce Bancshares, Inc.
- Renasant Corporation
- Simmons First National Corporation
- First Hawaiian, Inc.
- Bank of Hawaii Corporation
- Central Bancompany, Inc.
- First BanCorp.
- Trustmark Corporation
- Community Financial System, Inc.
- International Bancshares Corporation
- First Financial Bankshares, Inc.
- BancFirst Corporation
- OFG Bancorp
- Westamerica Bancorporation

Barclays calculated and compared various financial multiples and ratios of Butterfield, CIBC Caribbean and the selected comparable companies. As part of its selected comparable company analysis, Barclays calculated and analyzed each selected company's stock price as a multiple of tangible book value ("TBV") per share ("TBVPS") for each company's most recently reported quarter, each company's earnings per share ("EPS") over the last twelve months ("LTM EPS") as of the most recently reported quarter and, with respect to Butterfield, each comparable company's EPS, as estimated for 2026 ("2026E EPS"). All of these calculations were performed, and based on publicly available financial data (including FactSet and S&P Capital IQ) and closing prices, as of May 27, 2026, the last trading date prior to the delivery of Barclays' opinion. The results of this selected comparable company analysis are summarized below:

	Price / TBV	**Price / LTM EPS**	**Price / 2026E EPS**
High (CIBC Caribbean comparables)	2.1x	11.6x	-
Low (CIBC Caribbean comparables)	1.0x	7.7x	-
Median (CIBC Caribbean comparables)	1.6x	9.8x	-
High (Butterfield comparables)	3.1x	17.6x	16.0x
Low (Butterfield comparables)	1.3x	9.4x	9.5x
Median (Butterfield comparables)	1.8x	12.4x	11.5x

Barclays selected the comparable companies listed above because their businesses and operating profiles are reasonably similar to that of CIBC Caribbean or Butterfield, as applicable. However, because of the inherent differences between the business, operations, capital structure and prospects of CIBC Caribbean or Butterfield, as applicable, and those of the selected comparable companies, Barclays believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected comparable company analysis. Accordingly, Barclays also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of CIBC Caribbean or Butterfield, as applicable, and the selected comparable companies

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50 that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels, capital structures, historical trading premium or discount, and degree of operational risk between CIBC Caribbean or Butterfield, as applicable, and the companies included in the selected company analysis. CIBC Caribbean Standalone Valuation (Price / TBV) Based upon the analysis described above and its professional judgment, Barclays selected a TBV multiple range as of May 27, 2026, of 1.0 to 1.6x for CIBC Caribbean, and applied such range to CIBC Caribbean’s TBVPS as of January 31, 2026 to calculate a range of implied prices per share of CIBC Caribbean. These calculations resulted in a range of implied prices per share of $1.06 to $1.70. CIBC Caribbean Standalone Valuation (Price / Earnings) Based upon the analysis described above and its professional judgment, Barclays selected a Price / LTM EPS multiple range as of May 27, 2026, of 7.7x to 9.8x for CIBC Caribbean, and applied such range to CIBC Caribbean’s LTM EPS as of January 31, 2026 to calculate a range of implied prices per share of CIBC Caribbean. These calculations resulted in a range of implied prices per share of $0.95 to $1.20. Butterfield Standalone Valuation (Price / TBV) Based upon the analysis described above and its professional judgment, Barclays selected a TBV multiple range as of May 27, 2026, of 1.9x to 2.3x for Butterfield by adjusting for Butterfield’s historical trading premium / discount compared to its peers, and applied such range to Butterfield’s TBVPS as of March 31, 2026 to calculate a range of implied prices per share of Butterfield. These calculations resulted in a range of implied prices per share of $49.47 to $60.53. Butterfield Standalone Valuation (Price / Earnings) Based upon the analysis described above and its professional judgment, Barclays selected a Price / LTM EPS multiple range as of May 27, 2026, of 8.8x to 11.4x and a Price / 2026 EPS multiple range of 8.1x to 9.7x for Butterfield by adjusting for Butterfield’s historical trading premium / discount compared to its peers, and applied such range to the Butterfield projections to calculate a range of implied prices per share of Butterfield. These calculations resulted in a range of implied prices per share of $50.54 to $65.65 based on LTM EPS and $50.80 to $60.71 based on 2026E EPS. Dividend Discount Analysis In order to estimate the present value of CIBC Caribbean shares and Butterfield ordinary shares, Barclays performed a discounted cash flow analysis of CIBC Caribbean and Butterfield. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows of the asset. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors. CIBC Caribbean Standalone Valuation To calculate the estimated equity value of CIBC Caribbean as of January 31, 2026 using the discounted cash flow method, Barclays added (i) CIBC Caribbean’s estimated future excess capital available for dividends for the period from January 31, 2026 through calendar year 2030, based on the CIBC Caribbean projections and (ii) the estimated “terminal value” of CIBC Caribbean as of December 31, 2030, with such aggregate amounts each discounted to their present value using a range of selected discount rates. The cash flows were calculated assuming a targeted tangible common equity to tangible asset ratio of 11.5%, with the remaining capital being distributed out as dividends. The cash flows were discounted at a rate based on Barclays’ analysis using the capital asset pricing model. The residual value of CIBC Caribbean at the end of the forecast period, or “terminal value,” was estimated by selecting a range of terminal value multiples based on a price to last twelve month earnings multiple for the calendar year 2030 of 8.0x to 10.0x, which was derived by analyzing the results from the selected comparable company analysis and based on

51 Barclays’ professional judgment and experience, taking into account, among other things, the trends in the economy generally and in the industries and sectors in which CIBC Caribbean operates, and applying such range to the CIBC Caribbean projections. The range of discount rates applied to the cash flows of 13.25% to 15.25% was selected based on an analysis of the cost of equity of CIBC Caribbean and the comparable companies. Barclays then calculated a range of implied prices per share of CIBC Caribbean by subtracting the expected impact of the Organisation for Economic Co-operation and Development 15% global minimum tax anticipated to take effect with respect to CIBC Caribbean in calendar year 2036, from the estimated terminal value using the discounted cash flow method and dividing such amount by the fully diluted number of CIBC Caribbean shares as provided by management of Butterfield. These calculations resulted in a range of implied price per share of $1.06 to $1.29. Butterfield Standalone Valuation To calculate the estimated equity value of Butterfield as of March 31, 2026 using the discounted cash flow method, Barclays added (i) Butterfield’s estimated future excess capital available for dividends for the period from March 31, 2026 through calendar year 2030, based on the Butterfield projections and (ii) the estimated “terminal value” of Butterfield as of December 31, 2030, with such aggregate amounts each discounted to their present value using a range of selected discount rates. The cash flows were calculated by assuming a targeted tangible common equity to tangible asset ratio of 7.0%, with the remaining capital being distributed out as dividends. The cash flows were discounted at a rate based on Barclays’ analysis using the capital asset pricing model. The residual value of Butterfield at the end of the forecast period, or “terminal value,” was estimated by selecting a range of terminal value multiples based on a price to next twelve month earnings multiple for calendar year 2031 of 8.0x to 10.0x, which was derived by analyzing the results from the selected comparable company analysis and based on Barclays’ professional judgment and experience, taking into account, among other things, the trends in the economy generally and in the industries and sectors in which Butterfield operates, and applying such range to the Butterfield projections. The range of discount rates applied to the terminal value of 9.5% to 11.5% was selected based on an analysis of the cost of equity of Butterfield and the comparable companies. Barclays then calculated a range of implied prices per share of Butterfield by subtracting the expected impact of the Organisation for Economic Co-operation and Development 15% global minimum tax, anticipated to take effect with respect to Butterfield in calendar year 2031 from the estimated terminal value using the discounted cash flow method and dividing such amount by the fully diluted number of Butterfield ordinary shares as provided by management of Butterfield. These calculations resulted in a range of implied price per share of $53.27 to $64.72. Selected Precedent Transaction Analysis Barclays reviewed and compared the purchase prices and financial multiples paid in selected other transactions that Barclays, based on its experience with banking merger and acquisition transactions, deemed relevant. Barclays chose such transactions based on, among other things, the similarity of the applicable target companies in the transactions to CIBC Caribbean with respect to the size, mix, margins and other characteristics of the business. The reasons for and the circumstances surrounding each of the selected precedent transactions analyzed were diverse and there are inherent differences in the business, operations, financial conditions and prospects of CIBC Caribbean and the companies included in the selected precedent transaction analysis. Accordingly, Barclays believed that a purely quantitative selected precedent transaction analysis would not be particularly meaningful in the context of considering the proposed transaction. Barclays therefore made qualitative judgments concerning differences between the characteristics of the selected precedent transactions and the proposed transaction which would affect the acquisition values of the selected target companies and CIBC Caribbean. Based upon these judgments, Barclays selected a multiple range of 1.2x to 1.4x CIBC Caribbean’s TBV and a multiple range of 8.8x to 13.3x of CIBC Caribbean’s LTM EPS. Barclays then applied such range of multiples to CIBC Caribbean’s TBVPS as of January 31, 2026 and LTM EPS as of January 31, 2026, respectively. This analysis indicated the approximate per share equity value range of $1.23 to $1.47 for CIBC Caribbean on a stand-alone basis based on TBVPS and $1.09 to $1.64 for CIBC Caribbean on a stand-alone basis based on LTM EPS. Estimated financial data of the selected transactions were based on publicly available information at the time of announcement of the relevant transaction. Historical financial data of CIBC Caribbean was based on publicly available information.

Implied Exchange Ratio Analysis

Using the ranges of implied prices per share of CIBC Caribbean and Butterfield resulting from the foregoing selected comparable company and discounted cash flow analyses, Barclays calculated ranges of implied exchange ratios of CIBC Caribbean shares into Butterfield ordinary shares, by (i) dividing the highest implied price per share of CIBC Caribbean shares by the lowest implied price per share of Butterfield ordinary shares to arrive at the high end of the implied exchange ratio, and (ii) dividing the lowest implied price per share of CIBC Caribbean shares by the highest implied price per share of Butterfield ordinary shares to arrive at the low end of the implied exchange ratio, after taking into account the cash component of the per share consideration of $0.6918 per share. The following summarizes the result of these calculations, compared to the 0.008008x exchange ratio to be paid by Butterfield in the proposed transaction:

Implied Cash Adjusted Exchange Ratio Range		
Dividend Discount Model		0.0056x to 0.0113x
Select Comparable Company Analysis	Price / Most Recent Quarter TBVPS	0.0060x to 0.0204x
	Price / LTM EPS	0.0040x to 0.0101x

Other Factors

Barclays also reviewed and considered other factors, which were not considered part of its financial analyses in connection with rendering its advice, but were references for informational purposes, including, among other things, the Historical Trading Price Analysis and Broker Price Target Analysis described below.

Historical Trading Price Analysis

Barclays reviewed the 52-week high and low closing share prices for CIBC Caribbean, as of May 27, 2026. CIBC Caribbean's 52-week low closing share price was $1.15 and its 52-week high closing share price was $1.34. Barclays also reviewed the 52-week high and low closing share prices for Butterfield, as of May 27, 2026. Butterfield's 52-week low closing share price was $41.01 and its 52-week high closing share price was $56.71. The 52-week trading ranges for CIBC Caribbean and Butterfield were used for informational purposes only and were not relied upon in Barclays' financial analyses.

Analyst Price Target Analysis

Barclays reviewed the price targets published by analysts (as of May 27, 2026) covering Butterfield. The per-share price target range for Butterfield was $57.00 to $60.00. Analyst price targets were used for informational purposes only and were not relied upon in Barclays' financial analysis.

Illustrative Has-Gets Analysis

Barclays performed an illustrative has-gets analysis that compared the standalone implied equity values of CIBC Caribbean and Butterfield, on a standalone basis, to the implied equity value of the CIBC Caribbean shareholders' and Butterfield shareholders' respective ownership of the pro forma combined company, based on a price-to-2028 estimated pro forma EPS multiple.

Barclays also performed an illustrative has-gets analysis that compared the implied equity values of CIBC Caribbean and Butterfield, on a standalone basis, to the implied equity value of the CIBC Caribbean shareholders' and Butterfield shareholders' respective ownership of the pro forma combined company, based on a pro forma dividend discount model analysis.

Contribution Analysis

Barclays compared the relative contribution of select financial metrics of CIBC Caribbean and Butterfield to the combined company on a pro forma basis to the illustrative pro forma ownership of CIBC Caribbean shareholders and Butterfield shareholders in the combined company. This analysis was based on an illustrative all-stock consideration

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53 exchange ratio determined based on the fixed exchange ratio of 0.008008x, adjusted to a 100% stock consideration transaction. General Barclays is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. The Butterfield board of directors selected Barclays because of its familiarity with Butterfield and its qualifications, reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions generally, as well as substantial experience in transactions comparable to the proposed transaction. Barclays is acting as financial advisor to Butterfield in connection with the proposed transaction. As compensation for its services in connection with the proposed transaction, Butterfield paid Barclays a fee of $5 million upon the delivery of Barclays’ opinion, which we refer to as the “Opinion Fee.” The Opinion Fee was not contingent upon the conclusion of Barclays’ opinion or the consummation of the proposed transaction. Additional compensation of $18 million will be payable on completion of the proposed transaction against which the amounts paid for the opinion will be credited. In addition, Butterfield may pay a discretionary performance fee of up to $5 million to Barclays based on its assessment of the quality and quantity of work performed and value added by Barclays in connection with its engagement. In addition, Butterfield has agreed to reimburse Barclays for its reasonable expenses incurred in connection with the proposed transaction and to indemnify Barclays for certain liabilities that may arise out of its engagement by Butterfield and the rendering of Barclays’ opinion. Barclays has performed various investment banking and financial services for Butterfield and CIBC in the past, and expects to perform such services in the future, and has received, and expects to receive, customary fees for such services. Specifically, in the past two years, Barclays has performed the following investment banking and financial services for CIBC (a) acted as bookrunner or co-manager on various offerings of bonds and notes by CIBC and (b) is a dealer on various of CIBC’s notes issuance programs. For the period beginning January 1, 2023 through May 27, 2026, Barclays received approximately $5.3 million from CIBC in customary compensation for investment banking and financial services. In addition, Barclays expects to act as joint lead manager on certain committed financing transactions related to the proposed transaction and Barclays will receive customary fees in connection therewith. Barclays, its subsidiaries and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of its business, Barclays and affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of Butterfield and CIBC for its own account and for the accounts of its customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments. Governance of Butterfield Following the Transaction Board of Directors Effective as of the closing of the share purchase, Butterfield will appoint two (2) directors designated by CIBC or an affiliate of CIBC to the Butterfield board of directors. Thereafter, (a) until the date on which CIBC’s “ownership percentage” (as defined in the shareholder agreement) of Butterfield shares falls below fifteen percent (15%), CIBC will maintain the right to nominate two (2) nominees for election to the Butterfield board of directors and (b) until the date on which CIBC’s ownership percentage first falls below first ten percent (10%), CIBC will maintain the right to designate one (1) nominee for election to the Butterfield board of directors, in each case of clauses (a) and (b), subject to the satisfaction of specified qualification requirements and the applicable requirements of any governmental authority as set forth in the shareholder agreement. Senior Management Michael Weld Collins, the current Chairman & Chief Executive Officer of Butterfield, will continue to serve as Chairman & Chief Executive Officer of Butterfield and lead its senior management team following the completion of

54 the transaction. Butterfield expects to retain key members of CIBC Caribbean’s existing leadership team and, at the group level, appoint two members of CIBC Caribbean’s leadership team to Butterfield’s senior management team following completion of the share purchase. Several members of CIBC Caribbean’s Executive Committee are also expected to participate in the governance and management of the combined organization to support integration, continuity of leadership and the sharing of regional expertise. Transaction Financing Butterfield intends to fund the cash consideration through a combination of existing liquidity and an SEC-registered offering (the “subordinated debt financing”) of Tier 2 capital-qualifying subordinated debt (the “subordinated notes”). Butterfield expects to raise up to approximately $700 million in the subordinated debt financing and has obtained underwriting commitments from two investment banks for up to such amount. The subordinated debt financing is expected to occur in the fourth quarter of 2026 or the first quarter of 2027, subject to market conditions. Butterfield expects that the terms of the subordinated debt financing will include a special mandatory redemption feature which will provide that should the share purchase agreement be terminated or the share purchase fails to close by a specified date, Butterfield will be required to redeem all of the outstanding subordinated notes at a redemption price of 101% of the outstanding aggregate principal amount of the subordinated notes. Accounting Treatment The transaction will be accounted for as a business combination in accordance with Accounting Standards Codification Topic 805, Business Combinations. The total purchase price will be allocated to the tangible and intangible assets acquired and liabilities assumed based on their respective fair values. Regulatory Approvals Completion of the transactions contemplated by the share purchase agreement is subject to the prior receipt of regulatory, governmental and securities exchange approvals, authorizations, non-objections, notices and filings in multiple jurisdictions. Subject to the terms of the share purchase agreement, Butterfield and the CIBC Parties have agreed to cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation to effect the applications, notices, petitions and filings required to obtain the requisite regulatory approvals, and to use reasonable best efforts to make such filings within forty-five (45) days of the date of the share purchase agreement. Butterfield and the CIBC Parties have further agreed to use reasonable best efforts to obtain as promptly as practicable all other permits, consents, approvals and authorizations of all third parties, regulatory agencies and governmental entities that are necessary or advisable to consummate the transactions contemplated by the share purchase agreement, and to comply with the terms and conditions thereof. The approval of an application means only that the applicable regulatory criteria for approval have been satisfied or waived. It does not mean that the approving authority has determined that the consideration to be received in the transaction is fair, and regulatory approval does not constitute an endorsement or recommendation of the transaction. Butterfield and the CIBC Parties believe that the transaction does not raise significant regulatory concerns and that they will be able to obtain all requisite regulatory approvals. However, there can be no assurance that all of the regulatory approvals described herein will be obtained and, if obtained, there can be no assurance regarding the timing of the approvals or the parties’ ability to obtain the approvals on satisfactory terms. These approvals could be delayed or not obtained at all, including due to an adverse development in Butterfield’s, CIBC’s or CIBC Caribbean's regulatory standing or in any other factor considered by regulators when granting such approvals; governmental, political, labor or community group inquiries, investigations or opposition; or changes in legislation or any of the relevant political environments generally. The Requisite Regulatory Approvals Under the terms of the share purchase agreement, the share purchase cannot be consummated unless the requisite regulatory approvals have been obtained. The “requisite regulatory approvals” consist of the following approvals and non-objections: (i) in Bermuda, the share purchase requires the prior approval of the Bermuda Monetary Authority

55 (the “BMA”) in respect of the establishment by Butterfield of a branch or subsidiary outside of Bermuda, and the prior approval or “no objection” notification to the BMA in respect of the proposed shareholder controller status of CIBC, and the approval of the BSX in respect of the issuance and listing of the share consideration; (ii) in Barbados, significant interest approval from the Central Bank of Barbados and the Barbados Financial Services Commission in respect of the change of the ultimate beneficial controlling shareholder of CIBC Caribbean, and approval from the Central Bank of Barbados and the Barbados Financial Services Commission in respect of the change of the ultimate beneficial controlling shareholder of CIBC Caribbean Bank (Barbados) Limited and CIBC Caribbean Wealth Management Bank (Barbados) Limited; (iii) in The Bahamas, the prior approval of the Central Bank of The Bahamas and the Securities Commission of The Bahamas in respect of the change of the ultimate beneficial controlling shareholder of each of CIBC Caribbean Bank (Bahamas) Limited and CIBC Caribbean Trust Company (Bahamas) Limited, and the prior approval of the Bahamas Investment Authority for Butterfield, as a non-Bahamian, to invest in the domestic economy of The Bahamas through its purchase of the CIBC Holdco shares; (iv) in Antigua and Barbuda, St. Lucia and St. Kitts and Nevis, the prior approval of the Eastern Caribbean Central Bank in respect of the change of the ultimate beneficial controlling shareholder of CIBC Caribbean Bank (Barbados) Limited in respect of each applicable Eastern Caribbean Currency Union jurisdiction; (v) in the British Virgin Islands, approval from the British Virgin Islands Financial Services Commission in respect of the change of the ultimate beneficial controlling shareholder of CIBC Caribbean Bank (Cayman) Limited; (vi) in the Cayman Islands, approval of Butterfield as a fit and proper person from the Cayman Islands Monetary Authority in respect of the change in the ultimate beneficial controlling shareholder of each of CIBC Caribbean Bank (Cayman) Limited and CIBC Caribbean Bank and Trust Company (Cayman) Limited; (vii) in Jamaica, the prior approval of the Bank of Jamaica in respect of the change in the ultimate beneficial controlling shareholder of CIBC Caribbean Bank (Jamaica) Limited; (viii) in Trinidad and Tobago, approval from the Central Bank of Trinidad and Tobago in respect of the change in the ultimate beneficial controlling shareholder of CIBC Caribbean Bank (Trinidad and Tobago) Limited; and (ix) in the Turks and Caicos Islands, approval from the Turks and Caicos Islands Financial Services Commission in respect of the change in the ultimate beneficial controlling shareholder of CIBC Caribbean Bank (Bahamas) Limited. Substantially all of the filings in respect of the requisite regulatory approvals were made with the governmental authorities listed above were made on or about July 15, 2026. Additional Regulatory Approvals and Notices In addition to the requisite regulatory approvals specified in Annex A to the share purchase agreement, Butterfield and the CIBC Parties may be required or may determine that it is advisable to make other applications, notices, petitions or filings with third parties, regulatory agencies, governmental authorities, securities exchanges or self- regulatory organizations in connection with the transactions contemplated by the share purchase agreement, including filings or notices under applicable securities laws, listing rules, exchange-control requirements and other regulatory regimes. As stated above, Butterfield and the CIBC Parties have agreed to use reasonable best efforts to obtain as promptly as practicable all other permits, consents, approvals and authorizations of all third parties, regulatory agencies and governmental entities that are necessary or advisable to consummate the transactions contemplated by the share purchase agreement, and to comply with the terms and conditions thereof. Stock Exchange Listings Pursuant to the share purchase agreement, Butterfield has agreed to use its reasonable best efforts to establish a secondary listing of Butterfield shares on the Barbados Stock Exchange, effective substantially concurrently with the closing of the share purchase, and to use commercially reasonable efforts to establish further secondary listings of Butterfield shares on the Trinidad & Tobago Stock Exchange and The Bahamas International Securities Exchange. Butterfield shares will continue to be listed on the NYSE and BSX following the closing of the transaction.

The Bank of N.T. Butterfield & Son Limited Unaudited Pro Forma Condensed Combined Financial Information (Expressed in thousands of U.S. dollars) UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION Introduction On May 27, 2026, The Bank of N.T. Butterfield & Son Limited (“Butterfield” or the “Company”), a Bermuda company, and Canadian Imperial Bank of Commerce (“CIBC”), a Canadian Company, entered into an Agreement and Plan of Acquisition (the “Acquisition Agreement” or the “Acquisition”), which contemplated that Butterfield will acquire CIBC's 91.7% interest in CIBC Caribbean Bank Limited, together with its consolidated subsidiaries, referred to collectively as “CIBC Caribbean”. Pursuant to the Acquisition Agreement, Butterfield will acquire CIBC Caribbean for a purchase price of $1.14 per CIBC Caribbean share. The total consideration will be 61% in cash ($1,091 million) and 39% in Butterfield shares ($703 million). Following completion of the acquisition, CIBC will own an approximate 22% stake in the combined entity. In connection with the Acquisition, Butterfield will also undertake a take-over bid for the 8.3% of the total outstanding shares of CIBC Caribbean held by minority shareholders offering equivalent economic terms, but also with the option to receive up to 100% of their consideration in Butterfield shares. The consideration for the minority shareholding of CIBC Caribbean is included in the aforementioned consideration ($1,091 million in cash and $703 million in Butterfield shares) assuming all CIBC Caribbean minority shareholders receive the same portion of cash and shares as CIBC. On this basis, following completion of the take-over bid, the CIBC Caribbean minority shareholders would collectively own approximately 2% of Butterfield. The unaudited pro forma condensed combined financial information does not take into account any effects of the CIBC Bahamas takeover bid, which is described in further detail in this proxy statement. The shareholding of CIBC Bahamas minority shareholders is accounted for as a non-controlling interest. The Company is providing the following unaudited pro forma condensed combined financial information to aid shareholders in their analysis of the financial aspects of the Acquisition. The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X and should be read in conjunction with the accompanying notes. To comply with SEC rules and regulations for companies with different fiscal year ends, the unaudited pro forma condensed combined financial information has been prepared utilizing periods that differ by less than 93 days. The unaudited pro forma condensed combined financial information was prepared as follows: • The unaudited pro forma condensed combined balance sheet as of March 31, 2026 combines the historical unaudited consolidated balance sheet of Butterfield as of March 31, 2026 with CIBC Caribbean’s unaudited consolidated balance sheet as of April 30, 2026. • The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2026 combines Butterfield’s historical unaudited statement of operations for the three months ended March 31, 2026 with CIBC Caribbean’s historical unaudited statement of operations for the three months ended April 30, 2026. • The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2025 combines Butterfield’s historical audited statement of operations for the year ended December 31, 2025 with CIBC Caribbean’s historical audited statement of operations for the year ended October 31, 2025. The historical financial statements of Butterfield and CIBC Caribbean have been adjusted in the accompanying unaudited pro forma condensed combined financial information to give effect to pro forma events which are necessary to reflect the Acquisition in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The unaudited pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable. All financial data included in the unaudited pro forma condensed combined financial information is presented in thousands of U.S. dollars, unless noted otherwise. The unaudited pro forma condensed combined financial information presented is for informational purposes only and is not necessarily indicative of the financial position or results of operations that would have been realized if the Acquisition had been completed on the dates set forth above, nor is it intended to be indicative of the future results or financial position of the combined company. The unaudited pro forma condensed combined financial information should be read together with other financial information included elsewhere or incorporated by reference into this proxy statement.

The Bank of N.T. Butterfield & Son Limited Unaudited Pro Forma Condensed Combined Financial Information (Expressed in thousands of U.S. dollars) The unaudited pro forma condensed combined financial information appearing below does not consider any potential effects of changes in market conditions on revenues or expense efficiencies, among other factors. In addition, as explained in more detail in the accompanying notes, the preliminary allocation of the pro forma purchase price reflected in the unaudited pro forma condensed combined financial information is subject to adjustment and may vary significantly from the actual purchase price allocation that will be recorded upon completion of the Acquisition. The unaudited pro forma condensed combined financial information appearing below does not include the anticipated issuance of Tier 2 subordinated debt, the proceeds of which are intended to be used to fund the purchase price and to settle transaction expenses at the closing of the Acquisition (the “Acquisition Financing”). The Acquisition Financing is expected to occur at a later date and its size and terms are variable and subject to market conditions. Butterfield maintains cash and other liquid reserves sufficient to fund the purchase price of the transaction in full without the Acquisition Financing as reflected in unaudited pro forma condensed combined financial information appearing below and nor is the closing of the share purchase subject to any financing condition. If completed, the Acquisition Financing would result in an increase in cash in the aggregate principal amount of the subordinated debt issued net of issuance costs and the incurrence of a long-term liability in such aggregate principal amount, with interest expense incurred based on the applicable interest rate and aggregate principal amount of subordinated debt issued. For illustrative purposes only, a $700 million issuance of subordinated debt at an interest rate of 7.0% would result in approximately $49 million of interest expense annually. Any larger issuance of subordinated debt or higher interest rate could result in higher annual interest expense, potentially materially so. The unaudited pro forma condensed combined financial information has been prepared based on the historical financial statements and the assumptions and adjustments as described in the notes to the unaudited pro forma condensed combined financial information. The pro forma adjustments reflect accounting adjustments related to the Acquisition, which is discussed in further detail below. Amounts presented reflect the accounting for the acquisition of CIBC Caribbean by Butterfield. CIBC Caribbean’s historical financial statements are presented in accordance with International Financial Reporting Standards (“IFRS”) with preliminary transaction adjustments to conform CIBC Caribbean’s reported financial information with U.S. GAAP. The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not purport to represent the combined company’s consolidated statement of operations or consolidated balance sheet that would actually have occurred had the Acquisition been consummated on the dates assumed or to project the combined company’s consolidated statement of operations or consolidated balance sheet for any future date or period. CIBC Caribbean and Butterfield have not had any historical material relationship prior to the Acquisition. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The Bank of N.T. Butterfield & Son Limited
Unaudited Pro Forma Condensed Combined Balance Sheets
(Expressed in thousands of U.S. dollars)

	As at March 31, 2026						
	The Bank of N.T. Butterfield & Son Limited Historicals (U.S. GAAP)	CIBC Caribbean Bank Limited and Consolidated Subsidiaries	Presentation Adjustments		Transaction Adjustments		Combined Pro Formas
ASSETS							
Cash and demand deposits with banks - Non-interest bearing	120,175	296,885	—		(130,690)		286,370
Demand deposits with banks - Interest bearing	178,487	2,634,217	—		—		2,812,704
Cash equivalents - Interest bearing	1,643,226	—	—		(970,825)		672,401
Cash and cash equivalents	1,941,888	2,931,102	—		(1,101,515)	(A)	3,771,475
Securities purchased under agreements to resell	1,017,737	—	—		—		1,017,737
Short-term investments	912,430	—	—		—		912,430
Investment in Securities							—
Available-for-sale at fair value	2,736,645	3,107,280	—		(1,069)	(B)	5,842,856
Held-to-maturity	2,939,086	538,179	—		1,824	(C)	3,479,089
Other investments	—	21,809	(19,696)	(AA)	—		2,113
Total investment in securities	5,675,731	3,667,268	(19,696)	(AA)	755		9,324,058
Loans			—				—
Loans	4,420,327	7,736,547	(32,944)	(AA)	(97,396)	(D)	12,026,534
Allowance for credit losses	(26,276)	(222,007)	—		(91,053)	(D)	(339,336)
Loans, net of allowance for credit losses	4,394,051	7,514,540	(32,944)	(AA)	(188,449)		11,687,198
Premises, equipment and computer software, net	161,495	210,776	—		5,300	(E)	377,571
Goodwill	24,989	44,372	—		(44,372)	(F)	24,989
Other intangible assets, net	58,935	—	—		260,152	(G)	319,087
Equity method investments	6,753	—	—		—		6,753
Accrued interest and other assets	230,749	316,339	52,640	(AA)	109,044	(I)	708,772
Total assets	**14,424,758**	**14,684,397**	**—**		**(959,085)**		**28,150,070**
LIABILITIES							
Deposits							
Non-interest bearing	2,636,446	245,329	30,560	(AA)	—		2,912,335
Interest bearing	10,245,521	12,506,674	—		1,989	(H)	22,754,184
Total deposits	12,881,967	12,752,003	30,560	(AA)	1,989		25,666,519
Securities sold under agreements to repurchase	132,300	—	—		—		132,300
Employee benefit plans	84,266	18,200	—		—		102,466
Accrued interest and other liabilities	190,134	190,881	(30,560)	(AA)	53,745	(I)	404,200
Total other liabilities	406,700	209,081	(30,560)	(AA)	53,745		638,966
Long-term debt	—	—	—		—		—
Total liabilities	**13,288,667**	**12,961,084**	**—**		**55,734**		**26,305,485**
SHAREHOLDERS' EQUITY							
Common share capital	396	1,193,149	—		(1,193,023)	(K)	522
Additional paid in capital	838,761	37,109	—		665,764	(K)	1,541,634
Retained earnings	512,219	452,884	—		(487,560)	(M)	477,543
Less: Treasury commons shares	—	—	—		—		—
Accumulated other comprehensive income (loss)	(215,285)	—	—		—	(K)	(215,285)
Non-controlling interests	—	40,171	—		—	(L)	40,171
Total shareholders' equity	**1,136,091**	**1,723,313**	**—**		**(1,014,819)**		**1,844,585**
Total liabilities and shareholders' equity	**14,424,758**	**14,684,397**	**—**		**(959,085)**		**28,150,070**

See accompanying notes to the unaudited pro forma condensed combined financial information.

The Bank of N.T. Butterfield & Son Limited Unaudited Pro Forma Condensed Combined Statement of Operations (Expressed in thousands of U.S. dollars) For the Three Months Ended March 31, 2026 For the Three Months Ended April 30, 2026 For the Three Months Ended March 31, 2026 The Bank of N.T. Butterfield & Son Limited Historicals (U.S. GAAP) CIBC Caribbean Bank Limited and Consolidated Subsidiaries Historicals (IFRS) Presentation Adjustments Transaction Adjustments Combined Pro Formas Non-interest income 62,644 56,364 (10) (AA) — 118,998 Total interest income 132,679 159,909 — 5,356 (A), (B) 297,944 Total interest expense 39,395 23,724 — (1,268) (C) 61,851 Net interest income before provision for credit losses 93,284 136,185 — 6,624 236,093 Provision for credit (losses) recoveries (1,448) (2,803) — (5,502) (D) (9,753) Net interest income after provision for credit losses 91,836 133,382 — 1,122 226,340 Total other gains (losses) 4 — 10 (AA) 49,323 (J) 49,337 Total net revenue 154,484 189,746 — 50,445 394,675 Total non-interest expense 90,509 123,518 — 3,824 (E), (F), (G), (H) 217,851 Net income before income taxes 63,975 66,228 — 46,621 176,824 Income tax benefit (expense) (1,352) (11,559) — 406 (I) (12,505) Net income 62,623 54,669 — 47,027 164,319 Equity holders of the parent 62,623 53,475 47,027 163,125 Non-controlling interests — 1,194 — 1,194 Earnings per share: Basic earnings per share 1.57 1.54 3.11 Diluted earnings per share 1.53 1.52 3.05 Weighted-average shares outstanding: Basic weighted average shares outstanding 39,782 12,630 52,412 Diluted weighted average shares outstanding 40,881 12,630 53,511 See accompanying notes to the unaudited pro forma condensed combined financial information.

The Bank of N.T. Butterfield & Son Limited Unaudited Pro Forma Condensed Combined Statement of Operations (Expressed in thousands of U.S. dollars) For the Year Ended December 31, 2025 For the Year Ended October 31, 2025 For the Year Ended December 31, 2025 The Bank of N.T. Butterfield & Son Limited Historicals (U.S. GAAP) CIBC Caribbean Bank Limited and Consolidated Subsidiaries Historicals (IFRS) Presentation Adjustments Transaction Adjustments Combined Pro Formas Non-interest income 242,907 224,591 (2,241) (AA) — 465,257 Total interest income 557,110 638,505 — 21,424 (A), (B) 1,217,039 Total interest expense 193,028 98,829 — (1,890) (C) 289,967 Net interest income before provision for credit losses 364,082 539,676 — 23,314 927,072 Provision for credit (losses) recoveries (217) (47,673) — (5,502) (D) (53,392) Net interest income after provision for credit losses 363,865 492,003 — 17,812 873,680 Total other gains (losses) 20 — 2,241 (AA) 49,323 (J) 51,584 Total net revenue 606,792 716,594 — 67,135 1,390,521 Total non-interest expense 368,826 467,622 — 15,295 (E), (F), (G), (H) 851,743 Net income before income taxes 237,966 248,972 — 51,840 538,778 Income tax benefit (expense) (6,024) (35,948) — (378) (I) (42,350) Net income 231,942 213,024 — 51,462 496,428 Equity holders of the parent 231,942 207,702 51,462 491,106 Non-controlling interests — 5,322 — 5,322 Earnings per share: Basic earnings per share 5.61 3.49 9.10 Diluted earnings per share 5.47 3.45 8.92 Weighted-average shares outstanding: Basic weighted average shares outstanding 41,316 12,630 53,946 Diluted weighted average shares outstanding 42,416 12,630 55,046 See accompanying notes to the unaudited pro forma condensed combined financial information. 1. Basis of Presentation The unaudited pro forma condensed combined financial information and related notes are prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses”.

The following unaudited pro forma condensed combined financial information has been prepared to illustrate the estimated effects of the Acquisition as if it had occurred on: – March 31, 2026, for the purposes of the unaudited pro forma condensed combined balance sheet. – January 1, 2026, the first day of Butterfield’s first quarter ended March 31, 2026, for the purposes of the unaudited interim pro forma condensed combined statement of operations. – January 1, 2025, the first day of Butterfield’s fiscal year ended December 31, 2025, for the purposes of the unaudited fiscal year pro forma condensed combined statement of operations. Accounting for the Acquisition The unaudited pro forma condensed combined financial information has been prepared using the acquisition method of accounting in accordance with U.S. GAAP. Butterfield has been treated as the acquirer for accounting purposes, and thus accounts for the Acquisition as a business combination in accordance with Accounting Standards Codification Topic 805, Business Combinations (“ASC 805”). The total purchase price will be allocated to the tangible and intangible assets acquired and liabilities assumed based on their respective fair values. The allocation of the purchase price reflected in the following unaudited pro forma condensed combined financial information is preliminary and is subject to adjustment upon receipt of, among other things, appraisals of some of the assets and liabilities of CIBC Caribbean. As a result, the pro forma adjustments included herein are preliminary and have been made solely for the purpose of providing unaudited combined financial information. The pro forma adjustments represent management’s estimates based on information available as of the date of this proxy statement and are subject to change as additional information becomes available and additional analyses are performed. Butterfield management considers this basis of presentation to be reasonable under the circumstances. New Accounting Pronouncements In November 2025, the FASB published ASU 2025-08 Financial Instruments—Credit Losses (Topic 326): Purchased Loans ("ASU 2025-08"). The amendments in ASU 2025-08 require that purchased seasoned loans be accounted for using the gross-up approach, which will enhance comparability and consistency in the accounting for acquired financial assets. The amendments in ASU 2025-08 are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. The amendments in ASU 2025-08 should be applied prospectively to loans that are acquired on or after the initial application date. Early adoption is permitted in an interim or annual reporting period in which financial statements have not yet been issued or made available for issuance. The Company has elected early adoption of ASU 2025-08 and related considerations have been reflected in the adjustments in the accompanying unaudited pro forma condensed financial information. Because the amendments are applied prospectively to loans acquired on or after the initial application date, any effect on the acquired loan portfolio reflected in the pro forma financial information may be limited and could differ from the effect of adoption on future acquisitions. Pillar Two Global Minimum Tax and Bermuda Corporate Income Tax The acquisition is expected to accelerate the combined entity's exposure to the 15% global minimum tax rate under the Organisation for Economic Co-operation and Development (“OECD”) Pillar Two framework. Note 2 – Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2026 The adjustments included in the unaudited pro forma condensed combined balance sheet as of March 31, 2026 are as follows:

(AA) Reflect reclassification adjustments to conform CIBC Caribbean’s historical balances to the financial statement presentation of Butterfield’s. (A) Reflects the transaction costs and cash consideration associated with the acquisition net of cash of $73.5m to be transferred from CIBC to CIBC Caribbean prior to the acquisition date. (B) Reflects the fair value adjustment to acquired available-for-sale securities as of the acquisition date. (C) Reflects the reversal of the target’s historical allowance for credit losses on held-to-maturity securities (“HTM”), the fair value adjustment, and the recognition of a U.S. GAAP allowance for credit losses on acquired HTM securities. (D) Reflects the reversal of historical unearned fees and IFRS allowance for credit losses on acquired loans, the fair value adjustment, and the gross-up adjustment for the U.S. GAAP allowance for credit losses under ASU 2025-08. (E) Reflects the reversal of previously capitalized software development costs and the fair value adjustment for land and buildings as of the acquisition date. (F) Reflects the reversal of CIBC Caribbean's pre-existing goodwill. (G) Reflects the recognition of a core deposit intangible and wealth management customer relationships at fair value as of the Acquisition closing date. (H) Reflects the fair value adjustment to acquired time deposits as of the Acquisition closing date. (I) Reflects the deferred tax asset and deferred tax liability resulting from the tax effects of the fair value adjustments, based on a 15% tax rate. (J) Reflects the fair value adjustment and IFRS to U.S. GAAP differences adjustment in plan assets for the defined benefit pension plan. (K) Reflects the elimination of the CIBC Caribbean historical equity balances and recognition of the share consideration issued in conjunction with the acquisition. (L) Reflects the elimination of the CIBC Caribbean historical non-controlling interest balance. (M) Reflects the elimination of CIBC Caribbean's historical retained earnings and recognition of the bargain purchase gain resulting from the acquisition purchase accounting. A reconciliation of the excess consideration paid by Butterfield over CIBC Caribbean's net assets acquired is as follows:

Costs to acquire: Butterfield common stock issued $ 703,000 Cash consideration paid 1,091,000 Total consideration paid 1,794,000 CIBC Caribbean's Shareholders' Equity at April 30, 2026: 1,723,313 Reversal of CIBC Caribbean's intangibles (including goodwill) (44,372) Estimated adjustments to reflect assets acquired at fair value: Net Loans (188,449) Net Securities 755 Property and equipment 5,300 Intangible assets 260,152 Net deferred tax asset 65,500 Pension adjustment, including IFRS to U.S. GAAP difference in plan assets 43,544 Increase in cash attributable to transaction costs received from CIBC 73,485 Estimated adjustments to reflect liabilities assumed at fair value: Total deposits (1,989) Deferred tax liability (53,745) NCI retained in CIBC Caribbean subsidiaries (40,171) Less: Adjusted identifiable net assets acquired 1,843,323 Total estimated (bargain purchase gain) goodwill $ (49,323) Note 3 - Adjustments and Assumptions to the Unaudited Pro Forma Condensed Combined Statement of Operations for the Three Months Ended March 31, 2026 and for the Year Ended December 31, 2025 The adjustments included in the unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2026 and for the year ended December 31, 2025 are as follows: Reflects the pro forma impacts related to the purchase price allocation and IFRS to U.S. GAAP conversion adjustments. This includes the following impacts: (AA) Reflect presentation adjustments to conform CIBC Caribbean’s historical financials to the financial statement presentation of Butterfield’s. (A) Reflects accretion of the fair value adjustment recorded on acquired loans. (B) Reflects accretion of the fair value adjustment recorded on acquired securities. (C) Reflects amortization of the fair value adjustment recorded on acquired time deposits. (D) Reflects the provisions under U.S. GAAP for HTM securities. (E) Reflects incremental depreciation associated with the fair value adjustment for buildings recorded on premises, equipment, and computer software. (F) Reflects amortization of the core deposit intangible and customer relationships recognized in purchase accounting. (G) Reflects the adjustment to pension expense and accumulated other comprehensive income to conform pension accounting from IFRS to U.S. GAAP, including the treatment of actuarial gains and losses, interest cost, and the expected return on plan assets. (H) Reflects the adjustment to depreciation for leases to conform lease accounting from IFRS to U.S. GAAP. (I) Reflects the tax effect of the income statement impacts related to the purchase accounting fair value adjustments.

(J) Reflects the reclassification of the bargain purchase gain arising from the purchase accounting of the acquisition from goodwill to the income statement. This represents a one-time, non-recurring item.

THE TRANSACTION DOCUMENTS This section of the proxy statement describes the material terms of the share purchase agreement and the shareholder agreement. The description in this section and elsewhere in this proxy statement is subject to, and qualified in its entirety by reference to, the complete text of the share purchase agreement, which is attached as Annex A to this document and incorporated by reference herein, and the complete text of the shareholder agreement, which is Exhibit A to the share purchase agreement and incorporated by reference herein. This summary does not purport to be complete and may not contain all of the information about the transaction documents that is important to you. We urge you to read the full text of the share purchase agreement and the shareholder agreement, as they are the legal documents governing the transaction. This section is not intended to provide you with any factual information about Butterfield or CIBC Caribbean. Such information can be found elsewhere in this proxy statement and in the public filings Butterfield makes with the SEC, as described in the section entitled “Where You Can Find More Information” beginning on page v of this proxy statement. Explanatory Note Regarding the Transaction Documents The share purchase agreement and this summary of terms are included to provide you with information regarding the terms of the share purchase agreement (including the shareholder agreement and the transition services agreement, the agreed terms of which are included as part of, or contemplated by, the share purchase agreement). Factual disclosures about Butterfield and the CIBC Parties contained in this proxy statement or in the public reports of Butterfield filed with the SEC may supplement, update or modify the factual disclosures about Butterfield and the CIBC Parties contained in the share purchase agreement. The share purchase agreement contains representations and warranties by Butterfield, on the one hand, and by the CIBC Parties, on the other hand, made solely for the benefit of the other. The representations, warranties and covenants made in the share purchase agreement by Butterfield and the CIBC Parties were qualified and subject to important limitations agreed to by Butterfield and the CIBC Parties in connection with negotiating the terms of the share purchase agreement. In particular, in your review of the representations and warranties contained in the share purchase agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the share purchase agreement may have the right not to consummate the share purchase if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the share purchase agreement, rather than establishing matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to shareholders and reports and documents filed with the SEC, and some were qualified by the matters contained in the confidential disclosure schedules that Butterfield and the CIBC Parties each delivered in connection with the share purchase agreement and certain documents filed with the SEC. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement, may have changed since the date of the share purchase agreement. Accordingly, the representations and warranties in the share purchase agreement should not be relied on by any persons as characterizations of the actual state of facts about Butterfield and the CIBC Parties at the time they were made or otherwise. The Share Purchase Agreement Share Purchase Consideration Pursuant to the Share Purchase Agreement CIBC (or an affiliate thereof) will receive a combination of cash and Butterfield shares, with an aggregate value of $1.1376 per CIBC Caribbean share (the “Per CIBC Caribbean Share Aggregate Consideration”). The cash consideration CIBC (or an affiliate thereof) will receive is $0.6918 per CIBC Caribbean share owned by CIBC Holdco (the “Per CIBC Caribbean Share Cash Consideration”), less the LTIP closing amount and the transaction expense amount. The LTIP closing amount represents the balance, as of the date that is ten (10) days prior to the closing date, of CIBC’s obligations under the letter agreement regarding the CIBC Caribbean long term incentive plan (the “LTIP”). The transaction expense amount generally equals the amount by which specified out-of-pocket transaction expenses of CIBC Caribbean exceed $18,000,000. Such amount includes costs related to the negotiation, execution and preparation of the share purchase agreement and the performance and compliance with the share purchase agreement, that are payable to financial advisors, legal counsel, auditors, accountants and other third-party advisors. The remainder of the Per CIBC Caribbean Share Aggregate Consideration

is payable in Butterfield shares at an exchange ratio of 0.008008 of a Butterfield share for each CIBC Caribbean share (the “Per CIBC Caribbean Share Stock Consideration”). Based on the foregoing, Butterfield will issue 11,577,367 Butterfield shares to CIBC (or an affiliate thereof) pursuant to the share purchase agreement, subject to equitable adjustment for certain changes in Butterfield’s capitalization. Treatment of CIBC Caribbean Long-Term Incentive Plan Awards At the effective time of the share purchase, each outstanding cash-settled award granted under CIBC Caribbean’s long-term incentive plan, whether vested or unvested, will be cancelled and converted into a cash-settled award of Butterfield, referred to in the share purchase agreement as an “Assumed LTIP Award.” The value of each Assumed LTIP Award will be based on (i) the number of performance share units underlying the applicable CIBC Caribbean long-term incentive plan award, together with any accrued dividend equivalent units, and (ii) the average closing price of a CIBC Caribbean common share during the ten (10) trading days ending on, and including, the closing date. For performance periods completed prior to the closing date, the number of performance share units subject to the Assumed LTIP Awards will be determined based on actual performance results. For performance periods that remain open as of the closing date, the number of performance share units subject to the Assumed LTIP Awards will be determined based on the greater of target performance and actual performance through the closing date. Following the closing, each Assumed LTIP Award will remain outstanding and continue to vest in accordance with substantially the same terms and conditions as applied to the corresponding CIBC Caribbean long-term incentive plan award immediately prior to the closing, including service-based vesting conditions and treatment upon termination of employment or retirement. However, the Assumed LTIP Awards will not be required to track the value of any equity securities of CIBC, CIBC Caribbean or any of their respective subsidiaries. The share purchase agreement also permits Butterfield and CIBC Caribbean to agree following the execution of the share purchase agreement to substitute mutually agreed performance-based vesting conditions for the Assumed LTIP Awards, provided that any such conditions are intended to reflect changes resulting from the share purchase or other relevant business considerations and do not materially diminish the economic value or intended incentive effect of the applicable Assumed LTIP Award. Closing and Effective Time of the Share Purchase The closing will occur remotely by electronic exchange of documents and signatures on the earliest date following the satisfaction or waiver (subject to applicable law) of all of the conditions set forth in the share purchase agreement (other than those conditions that by their nature can only be satisfied at the closing, but subject to the satisfaction or waiver thereof) that is (i) the first business day of a month or the fifteenth (15th) day of the month (or, if such fifteenth (15th) day is not a business day, the immediately preceding business day, but only if such fifteenth (15th) day of the month is not in the last month of Butterfield’s fiscal quarter), and (ii) at least three business days following the date on which the last of those conditions has been satisfied or waived, unless another date, time or place is agreed to in writing by Butterfield and the CIBC Parties. The closing will be deemed effective as of 3:01 a.m. Eastern Time on the closing date. Representations and Warranties The share purchase agreement contains representations and warranties made by each of Butterfield and CIBC relating to a number of matters, including the following:  corporate matters, including due organization and qualification and subsidiaries;  authority relative to execution and delivery of the share purchase agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the transactions contemplated by the share purchase agreement;

 required governmental and other regulatory and self-regulatory filings and consents and approvals in connection with the transactions contemplated by the share purchase agreement;  broker’s fees payable in connection with the transactions contemplated by the share purchase agreement;  legal and regulatory proceedings;  capitalization;  reports to regulatory authorities;  financial statements, internal controls, books and records, and absence of undisclosed liabilities;  the absence of certain changes or events;  tax matters;  employee benefit and labor matters;  compliance with applicable laws;  certain material contracts;  agreements with regulatory agencies or other governmental entities;  investment securities and commodities;  intercompany contracts;  insurance matters;  environmental matters;  real property;  intellectual property;  data privacy matters;  sufficiency of assets; and  loan portfolio matters. Certain representations and warranties of Butterfield and CIBC are qualified as to “materiality” or “material adverse effect.” For purposes of the share purchase agreement, a “material adverse effect,” when used in reference to any of Butterfield, CIBC Holdco or CIBC Caribbean, means any effect, change, event, circumstance, condition, occurrence or development that, either individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, properties, assets, liabilities, results of operations or financial condition of such party and its subsidiaries taken as a whole.

However, a material adverse effect will not be deemed to include the impact of:  changes, after the date of the share purchase agreement, in U.S. GAAP, IFRS or applicable regulatory accounting requirements;  changes, after the date of the share purchase agreement, in laws, rules or regulations, or interpretations or enforcement thereof by courts or governmental entities;  changes, after the date of the share purchase agreement, in global, national or regional political conditions (including the outbreak or escalation of war, armed hostilities or acts of terrorism or cyberterrorism) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally and not specifically relating to such party or its subsidiaries;  any international tariffs, trade policies or similar “trade” actions;  changes, after the date of the share purchase agreement, resulting from hurricanes, earthquakes, tornados, floods, fires or other natural or manmade disasters or from any outbreak of any disease, pandemic or other public health event;  public disclosure of the transactions contemplated in the share purchase agreement or actions expressly required by the share purchase agreement or that are taken with the prior written consent of the other parties in contemplation of the transactions contemplated by the share purchase agreement (including any effect on a party’s relationship with its employees, clients, customers or its other business relationships);  a decline in the trading price of a party’s common stock or ordinary shares or a reduction in a party’s credit rating, in and of itself, or the failure, in and of itself, to meet earnings projections or internal financial forecasts (provided that the underlying causes of such decline, reduction or failure may be taken into account in determining whether a material adverse effect has occurred); or  any shareholder or derivative litigation (or equivalent) arising from or relating to the share purchase agreement or the transactions contemplated by the share purchase agreement; except, with respect to the first, second, third, fourth and fifth bullets described above, to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its subsidiaries, taken as a whole, as compared to other similarly situated companies in the industry in which such party and its subsidiaries operate. The representations and warranties in the share purchase agreement generally do not survive the effective time of the share purchase, except that the CIBC Parties’ representations regarding ownership of the CIBC Holdco shares and the absence of other assets and liabilities of CIBC Holdco survive until the expiration of the applicable statute of limitations. Covenants and Agreements Conduct of Businesses Prior to the Effective Time Butterfield has agreed to, and to cause each of its subsidiaries to, and the CIBC Parties have agreed to cause CIBC Caribbean and its subsidiaries to, prior to the effective time of the share purchase (or earlier termination of the share purchase agreement), subject to specified exceptions (a) use reasonable best efforts to conduct its business in the ordinary course in all material respects, (b) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships and (c) take no action that would reasonably be expected to adversely affect or materially delay the ability of Butterfield or the CIBC Entities to obtain any necessary approvals of any regulatory agency or other governmental authority required for the transactions contemplated by the share purchase agreement, to perform any covenants and agreements under the share purchase agreement or to consummate the transactions contemplated by the share purchase agreement on a timely basis. Additionally, the CIBC Parties have undertaken further covenants with respect to CIBC Caribbean. Prior to the effective time of the share purchase (or earlier termination of the share purchase agreement), subject to specified exceptions, the CIBC Parties will cause CIBC Caribbean and its subsidiaries not to, without the prior written consent of Butterfield (such consent not to be unreasonably withheld, conditioned or delayed), undertake the following, among other actions:  other than deposit products offered in the ordinary course of business, (i) incur any indebtedness for borrowed money in excess of $10,000,000 (other than indebtedness of CIBC Caribbean or any of its wholly owned subsidiaries to CIBC Caribbean or any of its wholly owned subsidiaries), (ii) incur any indebtedness for borrowed money that would require the approval or consent of any governmental authority or regulatory agency or require an exception to any corporate leverage or borrowing policies of CIBC Caribbean in effect as of the date of the share purchase agreement, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity;  adjust, split, combine or reclassify any capital stock;  make, declare, pay or set a record date for any dividend, or any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other equity or voting securities or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into or exercisable for any shares of its capital stock or other equity or voting securities, except, in each case, (A) regular quarterly cash dividends by CIBC Caribbean at a rate not in excess of $0.0125 per share of CIBC Caribbean common shares or (B) dividends paid by any of the subsidiaries of CIBC Caribbean to CIBC Caribbean or any of its wholly owned subsidiaries;  grant any stock options, stock appreciation rights, performance shares, restricted stock units, performance stock units, phantom stock units, restricted shares or other equity-based awards or interests, or grant any person any right to acquire any shares of capital stock of CIBC Caribbean or any of its subsidiaries;  issue, sell, transfer, encumber or otherwise permit to become outstanding any shares of capital stock or voting securities or equity interests or securities convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into, or exercisable for, any shares of its capital stock or other equity or voting securities or any options, warrants, or other rights of any kind to acquire any shares of capital stock or other equity or voting securities, except pursuant to the exercise of stock options or the vesting or settlement of equity compensation awards in accordance with their terms;  sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets (other than intellectual property) to any individual, corporation or other entity other than a wholly owned subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, in each case, other than in the ordinary course of business or pursuant to contracts or agreements in force at the date of the share purchase agreement;  sell, transfer, assign, encumber, license, abandon, cancel, allow to lapse or expire, or otherwise dispose of, any of its material intellectual property other than, in each case, (i) licenses granted in the ordinary course of business, or (ii) the expiration or lapse at the end of such intellectual property’s maximum statutory term;  except for foreclosure or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith in the ordinary course of business, make any material investment in or acquisition of (whether by purchase of stock or securities, contributions to capital, property transfers, merger or consolidation, or formation of a joint venture or otherwise) any other person or all or substantially all of the property or assets of any other person, in each case, other than a wholly owned subsidiary of CIBC Caribbean;  in each case, except for transactions in the ordinary course of business, (A) terminate, materially amend or waive any material provision of, certain material contracts, except for renewals of contracts at the expiration of their terms in the ordinary course of business (but only if (i) such material contract is terminable on sixty (60) days’ or less notice and does not require payment of a termination fee or any other form of payment upon termination in excess of $1,000,000 in the aggregate or (ii) such material contract is not a type of contract described in subsection (i) of this bullet, CIBC and CIBC Holdco will consult, and cause CIBC Caribbean and its applicable subsidiaries to consult, with Butterfield in good faith in advance of such renewal, (B) make any change in any instrument or agreement governing the terms of any of its securities or (C) enter into certain material contracts;  acquire or commit to purchase any investment securities for its investment portfolio unless such investment securities (i) qualify, at the time of share purchase, as High-Quality Liquid Assets eligible for inclusion in Butterfield’s liquidity coverage ratio in accordance with the Basel III liquidity standards set out in the Basel Consolidated Framework following the closing or (ii) are short-term securities issued by governmental entities in the Caribbean region and acquired for cash management purposes (provided such securities are eligible for inclusion in Butterfield’s liquidity coverage ratio in accordance with the Basel III liquidity standards set out in the Basel Consolidated Framework following the closing or such investments would not reasonably be expected to cause Butterfield and its subsidiaries following the closing (including CIBC Caribbean and its subsidiaries) to be in breach, default or violation of any applicable law or the rules and regulations of any governmental authority or regulatory agency related to liquidity, funding or capital requirements, including the Basel III liquidity standards set out in the Basel Consolidated Framework);  except in the ordinary course of business consistent with past practice and in compliance with its credit and underwriting policies as in effect on the date hereof, make any new, or increase any existing loan, if, after giving effect to such loan, (i) the aggregate outstanding commitments, exposures or credit facilities to any borrower or group of related borrowers (excluding central banks and Tier 1 banks) would exceed twenty percent (20%) of consolidated Tier 1 capital exposure, (ii) the principal amount or exposure of any new or increased loan to a borrower or group of related borrowers would exceed $10,000,000 or (iii) to the extent any such loan involves corporate credit exposures, any such new loan would have a contractual tenor in excess of ten (10) years;  except as required under applicable law or the terms of any CIBC Caribbean benefit plan existing as of the date of the share purchase agreement or collective bargaining agreement, (i) enter into, establish, adopt, materially amend or terminate any CIBC Caribbean benefit plan, or any arrangement that would be a CIBC Caribbean benefit plan if in effect on the date of the share purchase agreement, except as would not result in any material liability to CIBC Caribbean or its subsidiaries, (ii) increase the compensation or benefits payable to any current or former employee, officer, director or individual consultant, other than (A) in the case of employees in connection with ordinary course merit and market-based compensation increases not to exceed five percent (5%) of the current aggregate salary per country, provided that (x) with respect to any individual employee, no such increase may exceed ten percent (10%) of such employee’s then-current annual base salary or wage rate and (y) in the case of individual consultants, no such increase may exceed more than five percent (5%) of such individual consultant’s then-current consulting fees on an annualized basis, and (B) as a result of the payment of incentive compensation for completed performance periods based upon actual performance, where performance is determined in the ordinary course of business and consistent with past practice, (iii) accelerate the vesting of any equity-based awards or other compensation or benefits or grant any new awards or amend or modify the terms of any outstanding awards under any CIBC Caribbean benefit plan, (iv) fund or in any other way secure the payment of compensation or benefits under any CIBC Caribbean benefit plan, (v) hire any officer, director or certain senior employees of CIBC Caribbean or engage any independent contractor who is a natural person, in each case, with an annual salary or wage rate or consulting fees in excess of $250,000 on an annualized basis, or (vi) terminate the employment of any officer, director or certain senior employees of CIBC Caribbean with an annual salary or wage rate or consulting fees in excess of $250,000 on an annualized basis;  become a party to, establish, adopt, amend, commence participation in or terminate any collective bargaining agreement (other than adoption or ratification of any collective bargaining agreements renewed in the ordinary course that do not materially increase liability to CIBC Caribbean or its subsidiaries and for specified ongoing collective bargaining obligations);  settle any claim, suit, action or proceeding (other than any claim, suit, action or proceeding with respect to taxes) (i) for an amount greater than $2,000,000 individually or $5,000,000 in the aggregate or (ii) that would impose any material restriction on the business of Butterfield or its subsidiaries taken as a whole following consummation of the share purchase;  amend its articles of incorporation, its by-laws or comparable governing documents of its subsidiaries;  other than in prior consultation with Butterfield or in the ordinary course of business consistent with past practice, restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;  undertake or authorize any capital expenditures that would be in excess of $5,000,000 in the aggregate;  implement or adopt any change in its financial accounting principles or methods, other than as required by IFRS;  enter into any new line of business or, other than in the ordinary course of business consistent with past practice, change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating, securitization and servicing policies, except as required by applicable law, regulation or policies imposed by any governmental authority;  merge or consolidate itself or any of its subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve any of its subsidiaries;  (i) make (other than in the ordinary course of business), change or revoke any material tax election, (ii) change or revoke any annual tax accounting period or material tax accounting method, (iii) file any material amended tax return, (iv) enter into any closing agreement or similar agreement with a tax authority with respect to a material amount of taxes, (v) settle, compromise or otherwise resolve any material tax proceeding, (vi) surrender any right to claim a material refund of taxes or (vii) consent to any extension or waiver of the limitation period applicable to any material tax proceeding or assessment (other than any extensions obtained in the ordinary course of business or as a result of an automatic extension with respect to the due date for filing a tax return); or  agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the foregoing. Additionally, prior to the effective time of the share purchase (or earlier termination of the share purchase agreement), subject to specified exceptions, Butterfield may not, and Butterfield may not permit any of its subsidiaries to, without the prior written consent of the CIBC Parties (such consent not to be unreasonably withheld, conditioned or delayed), undertake the following, among other actions:  amend the Butterfield articles of incorporation, memorandum of association or Butterfield bye-laws;  (i) adjust, split, combine or reclassify any of the share capital of Butterfield, (ii) make, declare or pay any dividend or distribution on any of the share capital of Butterfield (other than regular quarterly cash dividends by Butterfield at a rate not in excess of $0.50 per Butterfield ordinary share) or (iii) directly or indirectly redeem, purchase or otherwise acquire any of the share capital of Butterfield;  issue, sell, transfer, encumber or otherwise permit to become outstanding any shares of capital stock or voting securities or equity interests or securities convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into, or exercisable for, any shares of its share capital or other equity or voting securities (other than grants or offerings under the Butterfield share plans or successor plans, and Butterfield ordinary shares issued upon exercise or settlement of Butterfield equity awards or pursuant to the Butterfield employee share purchase plan);  sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets to any individual, corporation or other entity other than a wholly owned subsidiary;  make any material investment in or acquisition of (whether by purchase of stock or securities, contributions to capital, property transfers, merger or consolidation or formation of a joint venture or otherwise), any other corporation or entity or the property or assets of any other individual, corporation or other entity, other than a wholly owned subsidiary of Butterfield, except for transactions in the ordinary course of business or in a transaction that, together with such other transactions, is not reasonably likely to prevent or materially delay the receipt of the requisite regulatory approvals or the closing;  take any action to adopt or implement a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring or other reorganization;  knowingly take any action that is intended to or would reasonably be likely to adversely affect or materially delay the ability of Butterfield to obtain any necessary approvals of any regulatory agency or governmental authority required for the transactions contemplated by the share purchase agreement or to perform its covenants and agreements under the share purchase agreement or to consummate the transactions contemplated thereby; or  agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the foregoing. Regulatory Matters Butterfield and the CIBC Parties have agreed to cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings required to obtain the requisite regulatory approvals and to make such filings within forty-five (45) days of the date of the share purchase agreement, to obtain as promptly as practicable all other permits, consents, approvals and applications, notices, petitions and filings of all third parties, regulatory agencies and governmental entities which are necessary or advisable to consummate the transactions contemplated by the share purchase agreement (including the share purchase), and to comply with the terms and conditions of all such permits, consents, approvals and applications, notices, petitions and filings of all such third parties and governmental entities. Butterfield and the CIBC Parties have agreed to each use reasonable best efforts to obtain each such requisite regulatory approval as promptly as reasonably practicable. Butterfield and the CIBC Parties have also agreed to cooperate with each other in connection therewith (including the furnishing of any information and any reasonable undertaking or commitments that may be required to obtain the requisite regulatory approvals) and will respond as promptly as practicable to the requests of governmental entities for documents and information. Butterfield and the CIBC Parties have the right to review in advance, to the extent practicable, will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to Butterfield and the CIBC Parties and CIBC Caribbean, as the case may be, and any of their respective subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or any governmental authority in connection with the transactions contemplated by the share purchase agreement. In exercising the foregoing right, each of the parties has agreed to act reasonably and as promptly as practicable. Butterfield and the CIBC Parties will provide the other with copies of any applications and all material correspondence relating thereto prior to filing and with sufficient opportunity to comment, other than any portions of material filed in connection therewith that contain competitively sensitive business or other proprietary information or confidential supervisory information filed under a claim of confidentiality. Butterfield and the CIBC Parties have agreed that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties, regulatory agencies and governmental entities necessary or advisable to consummate the transactions contemplated by the share purchase agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated by the share purchase agreement. Butterfield and the CIBC Parties have also agreed to use their reasonable best efforts to avoid the entry of, or to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that would restrain, prevent or delay the closing. Butterfield or the CIBC Parties or any of their respective subsidiaries will not be required or permitted (without the written consent of the other party) to take any action, or commit to take any action, or agree to any condition or restriction, in connection with the foregoing or obtaining any permits, consents, approvals and authorizations of governmental entities (other than specified actions) that would reasonably be likely to have a material adverse effect on CIBC Caribbean and its subsidiaries, taken as a whole, or Butterfield and its subsidiaries, taken as a whole (a “materially burdensome regulatory condition”). Butterfield and the CIBC Parties have also agreed to furnish each other, upon request, with all information concerning themselves, their subsidiaries, directors, officers and stockholders or shareholders, as applicable, and such other matters as may be reasonably necessary or advisable in connection with this proxy statement or any statement, filing, notice or application to any governmental authority in connection with the transactions contemplated by the share purchase agreement. Butterfield and the CIBC Parties will also promptly advise the other parties upon receiving any communication from any governmental authority whose consent or approval is required for consummation of the transactions contemplated by the share purchase agreement that causes such party to believe that there is a reasonable likelihood that any requisite regulatory approval will not be obtained or that the receipt of any such approval will be materially delayed. Butterfield and the CIBC Parties have also agreed to, as soon as reasonably practicable following the effective time of the share purchase and in any event within specified time period, make or cause to be made specified post-closing regulatory filings and notifications, and to provide such follow-up information as may be reasonably requested by the applicable governmental authority in connection therewith. Agreement Not to Solicit Other Offers Each of Butterfield, CIBC and CIBC Caribbean has agreed that it will not, and will cause each of its subsidiaries and its and their respective officers, directors, employees, stockholders, shareholders, members, partners, agents, advisors and representatives not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate any inquiries or proposals with respect to any acquisition proposal, (ii) engage or participate in any negotiations with any person concerning any acquisition proposal, (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to any acquisition proposal or (iv) unless the share purchase agreement has been terminated in accordance with its terms, approve or enter into any term sheet, letter of intent, commitment, memorandum of understanding, agreement in principle, acquisition agreement, share purchase agreement or other agreement (whether written or oral, binding or nonbinding) (other than an acceptable confidentiality agreement entered into in accordance with the share purchase agreement) in connection with or relating to any acquisition proposal. For purposes of the share purchase agreement, an “acquisition proposal” means, with respect to Butterfield, CIBC Holdco or CIBC Caribbean, as applicable, other than the transactions contemplated by the share purchase agreement, any offer, proposal or inquiry relating to, or any third-party indication of interest in, (i)

any acquisition or purchase, direct or indirect, of twenty-five percent (25%) or more of the consolidated assets of a party and its subsidiaries or twenty-five percent (25%) or more of any class of equity or voting securities of a party or its subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of the party, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third-party beneficially owning twenty-five percent (25%) or more of any class of equity or voting securities of a party or its subsidiaries whose assets, individually or in the aggregate, constitute twenty- five percent (25%) or more of the consolidated assets of the party or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving a party or its subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of the party. However, in the event that after the date of the share purchase agreement and prior to the receipt of the requisite Butterfield vote, in the case of Butterfield, Butterfield receives an unsolicited bona fide written acquisition proposal, it may, and may permit its subsidiaries and its and its subsidiaries’ officers, directors, stockholders, shareholders, members, partners, agents, advisors and representatives to, furnish or cause to be furnished confidential or nonpublic information or data (provided that no such information or data relates to CIBC Caribbean, CIBC or CIBC Holdco) and participate in negotiations or discussions with the person making the acquisition proposal if the Butterfield board of directors concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisors) that failure to take such actions would be more likely than not to result in a violation of its fiduciary duties under applicable law, provided that, prior to furnishing any confidential or nonpublic information, such party provides such information to the other party to the share purchase agreement and enters into a confidentiality agreement with the person making such acquisition proposal on terms no less favorable to it than the confidentiality agreement between Butterfield and CIBC, and which confidentiality agreement does not provide such person with any exclusive right to negotiate with such party. In the event that after the date of the share purchase agreement, any of the CIBC Parties or CIBC Caribbean receives an unsolicited bona fide written acquisition proposal with respect to CIBC Caribbean, it may (and the CIBC Parties may permit CIBC Caribbean to), and CIBC Caribbean and the CIBC Parties may permit their respective subsidiaries and their and their respective subsidiaries’ officers, directors, stockholders, shareholders, members, partners, agents, advisors and representatives to, furnish or cause to be furnished confidential or nonpublic information or data (provided that no such information or data relates to Butterfield) and participate in negotiations or discussions with the person making such acquisition proposal if the CIBC Caribbean board of directors concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisors) that failure to take such actions would be more likely than not to result in a violation of its fiduciary duties under applicable law, provided that, prior to furnishing any confidential or nonpublic information, such party provides such information to the other party to the share purchase agreement and enters into a confidentiality agreement with the person making such acquisition proposal on terms no less favorable to it than the confidentiality agreement between Butterfield and CIBC, and which confidentiality agreement does not provide such person with any exclusive right to negotiate with such party. Each of Butterfield and the CIBC Parties has also agreed to, and to cause its officers, directors, stockholders, shareholders, members, partners, agents, advisors and representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of the share purchase agreement with any person other than Butterfield or the CIBC Parties, with respect to any acquisition proposal. In addition, Butterfield has agreed to promptly advise the CIBC Parties, and the CIBC Parties have agreed to promptly advise Butterfield, in each case within twenty-four (24) hours, following receipt of any acquisition proposal or any inquiry which could reasonably be expected to lead to an acquisition proposal with respect to Butterfield or CIBC Caribbean, and the substance thereof (including the terms and conditions of and the identity of the person making such inquiry or acquisition proposal), to provide the other party with an unredacted copy of any such acquisition proposal and any draft agreements, proposals or other materials received or provided in connection with any such inquiry or acquisition proposal, and to keep the other party apprised of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the terms of such inquiry or acquisition proposal. Each of Butterfield and the CIBC Parties will use its reasonable best efforts to enforce any existing confidentiality or standstill agreements to which it or any of its subsidiaries is a party.

Non-Competition; Non-Solicitation Subject to specified exceptions, for a period of three (3) years following the closing, the CIBC Group may not directly or indirectly own, manage, operate or engage in, or participate in the ownership, management or operation of or engagement in the business of providing corporate lending and deposit taking, retail lending (including residential mortgages) or deposit taking, private banking, wealth management or trust administration services in any jurisdictions in which CIBC Caribbean and its subsidiaries operate as of the date of the share purchase agreement or Bermuda. These restrictions are subject to customary exceptions, including passive investments in publicly traded securities and certain acquisitions in which a competing business represents only an immaterial portion of the acquired business. The share purchase agreement also provides that, if CIBC or one of its affiliates must dispose of a competing business conducted in the restricted territories during the restricted period, Butterfield will be granted a right of first offer with respect to such business, subject to the terms and conditions set forth in the share purchase agreement. In addition, for a period of three (3) years following the closing, each of CIBC and its controlled affiliates, on the one hand, and Butterfield and its subsidiaries, on the other hand, will be restricted from soliciting or hiring certain employees of the other (in the case of CIBC and its controlled affiliates, employees of CIBC Caribbean and its subsidiaries, and in the case of Butterfield and its subsidiaries, employees of CIBC and its controlled affiliates) and from soliciting certain customers of the other. These restrictions are subject to customary exceptions, including general solicitations not specifically directed at such employees or customers and the hiring of any person who initiates employment discussions without solicitation. Financing Matters The share purchase agreement contemplates that Butterfield may seek to obtain financing in connection with the share purchase, including through one or more offerings of subordinated debt securities. In connection with this any such financing, the CIBC Parties have agreed to, and have agreed to cause their subsidiaries, CIBC Caribbean and their respective officers, directors, employees, stockholders, shareholders, members, partners, agents, advisors and representatives to, use their respective reasonable best efforts to provide Butterfield with all customary cooperation and assistance in arranging, marketing and consummating the subordinated debt financing as may be reasonably requested by Butterfield in writing. The share purchase agreement further provides that CIBC Caribbean has no obligation under the share purchase agreement to be an issuer or other obligor in connection with any transaction financing. Transition Services Agreement Butterfield and the CIBC Parties have agreed to negotiate in good faith a transition services agreement as reasonably as practicable following the date of the share purchase agreement, but in any event no later than one-hundred twenty (120) days following the date of the share purchase agreement. Butterfield and the CIBC Parties have agreed that the transition services agreement will include certain specified terms, including those described below. The services to be provided are expected to include certain operational, technology, administrative and support services that historically were provided by CIBC or its affiliates to CIBC Caribbean and its subsidiaries prior to the closing of the share purchase. In addition, if Butterfield identifies a service that was provided by CIBC or its affiliates to CIBC Caribbean or its subsidiaries during the twelve (12) months prior to the closing, is necessary to conduct the business of the Company in a manner substantially consistent with past practice and is not reasonably obtainable from Butterfield or a third-party provider, CIBC will use commercially reasonable efforts to provide such service, subject to the parties agreeing on the applicable service period and related terms. The term of the transition services agreement will commence on the closing date and continue for twenty-four (24) months thereafter, and Butterfield will have the right to terminate any service prior to the expiration of the applicable service period, subject to reimbursement of certain costs associated with such early termination.

CIBC will use commercially reasonable efforts to provide the transition services in substantially the same manner and at substantially the same level as CIBC’s provision of the same to CIBC Caribbean and its subsidiaries in the twelve (12) months prior to the closing, and with a substantially similar standard of care, including service levels, as CIBC’s provision of the same during the twelve (12) months prior to the closing, subject to customary qualifications regarding differences in the manner in which services are provided as a result of the transactions contemplated by the share purchase agreement. Conditions to Complete the Share Purchase Butterfield’s and the CIBC Parties’ respective obligations to complete the share purchase are subject to the satisfaction or waiver, at or prior to the effective time of the share purchase, of the following conditions:  the requisite Butterfield vote with respect to the share issuance proposal having been obtained;  subject to any official notice of issuance as may be required by the NYSE or the Bermuda Stock Exchange (the “BSX”), the authorization for listing on the NYSE and the BSX, to the extent required by applicable law or a binding rule or regulation of the BSX, of Butterfield ordinary shares in respect of new Butterfield ordinary shares to be issued to CIBC or its applicable affiliate in the share purchase;  all requisite regulatory authorizations, consents, orders or approvals having been obtained and remaining in full force and effect, and all statutory waiting periods in respect thereof having expired or been terminated, without the imposition of any materially burdensome regulatory condition;  no order, injunction, or decree by any court or governmental authority of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the share purchase or any of the other transactions contemplated by the share purchase agreement being in effect, and no law, statute, rule, regulation, order, injunction or decree having been enacted, entered, promulgated or enforced by any governmental authority which prohibits or makes illegal the consummation of the share purchase or any of the other transactions contemplated by the share purchase agreement;  the accuracy of specified representations and warranties relating to CIBC Caribbean contained in the share purchase agreement as of the date on which the share purchase agreement was entered into and as of the date on which the share purchase is completed, subject to the materiality standards provided in the share purchase agreement (and the receipt by Butterfield of an officers’ certificate from CIBC to such effect);  the accuracy of specified representations and warranties of Butterfield contained in the share purchase agreement as of the date on which the share purchase agreement was entered into and as of the date on which the share purchase is completed, subject to the materiality standards provided in the share purchase agreement (and the receipt by the CIBC Parties of an officers’ certificate from Butterfield to such effect); and  the performance by Butterfield and the CIBC Parties in all material respects of all obligations, covenants and agreements required to be performed by it under the share purchase agreement at or prior to the date on which the share purchase is completed (and the receipt by each party of an officers’ certificate from the other party to such effect), including the performance by CIBC Caribbean or any of its subsidiaries of any obligations, covenants or agreements that the CIBC Parties are required to cause CIBC Caribbean or such subsidiary to perform or comply with). Butterfield cannot provide assurance as to when or if all of the conditions to the share purchase can or will be satisfied or waived by the appropriate party.

Termination of the Share Purchase Agreement The share purchase agreement can be terminated at any time prior to the effective time of the share purchase, whether before or after the receipt of the required vote to approve the share issuance proposal by Butterfield shareholders, in the following circumstances:  by mutual written consent of Butterfield and CIBC;  by either Butterfield or CIBC if any governmental authority that must grant a requisite regulatory approval has denied approval of the share purchase and such denial has become final and non- appealable or any governmental authority of competent jurisdiction has issued a final and non- appealable order, injunction, decree or other legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the consummation of the share purchase, unless the failure to obtain a requisite regulatory approval is due to the failure of the party (and in the case of CIBC, the failure of CIBC Holdco or CIBC Caribbean) seeking to terminate the share purchase agreement to perform or observe its obligations, covenants and agreements under the share purchase agreement;  by either Butterfield or CIBC if the share purchase has not been completed on or before August 27, 2027, also referred to as the “termination date,” unless the failure of the share purchase to be completed by such date is due to the failure of the party seeking to terminate the share purchase agreement to perform or observe its obligations, covenants and agreements under the share purchase agreement; provided that, if all other conditions to the share purchase have been satisfied on or before August 27, 2027 but not the conditions related to the receipt of all applicable regulatory approvals or the absence of any adverse orders, injunctions or restraints from government entities, the termination date will be automatically extended to November 27, 2027; provided further that, if all other conditions to the share purchase have been satisfied on or before November 27, 2027 but not the conditions related to the receipt of all applicable regulatory approvals or the absence of any adverse orders, injunctions or restraints from government entities, the termination date will be automatically extended to February 27, 2028. The share purchase agreement further provides that, if the conditions to the share purchase are satisfied or waived prior to the termination date but the closing would occur on the specified date, the termination date will automatically be extended to the specified date;  by either Butterfield or CIBC (provided that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained in the share purchase agreement) if there is a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or any such representation or warranty ceases to be true) set forth in the share purchase agreement on the part of CIBC, CIBC Holdco or CIBC Caribbean, in the case of termination by Butterfield, or Butterfield, in the case of termination by CIBC, which either individually or in the aggregate would constitute, if occurring or continuing on the date the share purchase is completed, the failure of a closing condition of the terminating party and which is not cured within forty-five (45) days following written notice to the party committing such breach, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the termination date); or  by CIBC or CIBC Holdco, if (1) Butterfield or the Butterfield board of directors has made a recommendation change or (2) Butterfield or the Butterfield board of directors breaches in any material respect its obligations relating to shareholder approval or the Butterfield board recommendation. Effect of Termination If the share purchase agreement is terminated, it will become void and have no effect, except that (1) none of Butterfield, CIBC or CIBC Holdco will be relieved or released from any liabilities or damages arising out of the respective party’s willful and material breach of any provision of the share purchase agreement and (2) designated provisions of the share purchase agreement will survive the termination, including those relating to payment of fees and expenses, public announcements, the confidential treatment of information and the effect of termination, including the termination fee described below. Termination Fee Butterfield will pay CIBC or a designee of CIBC a termination fee of $49.35 million in cash (the “termination fee”) if the share purchase agreement is terminated in the following circumstances:  In the event that the share purchase agreement is terminated by CIBC pursuant to the last bullet set forth under “—Termination of the Share Purchase Agreement” above. In such case, the termination fee must be paid to CIBC or a designee of CIBC within three (3) business days of the date of termination.  In the event that, after the date of the share purchase agreement and prior to the termination of the share purchase agreement, a bona fide acquisition proposal has been communicated to or otherwise made known to the Butterfield board of directors or Butterfield’s senior management or has been made directly to Butterfield shareholders, or any person has publicly announced (and not withdrawn at least two (2) business days prior to the Meeting) an acquisition proposal with respect to Butterfield, and (i) (A) thereafter the share purchase agreement is terminated by either Butterfield or CIBC because the acquisition has not been completed prior to the termination date, and Butterfield has not obtained the required vote of Butterfield shareholders approving the issuance of Butterfield ordinary shares to CIBC or its applicable affiliate but all other conditions to Butterfield’s and the CIBC Parties’ obligation to complete the acquisition had been satisfied or were capable of being satisfied prior to such termination or (B) thereafter the share purchase agreement is terminated by CIBC based on a willful breach of the share purchase agreement by Butterfield that would constitute the failure of an applicable closing condition, and (ii) prior to the date that is twelve (12) months after the date of such termination, Butterfield enters into a definitive agreement or consummates a transaction with respect to an acquisition proposal with respect to Butterfield (whether or not the same acquisition proposal as that referred to above), provided that for purposes of the foregoing, all references in the definition of acquisition proposal to “twenty-five percent (25%)” will instead refer to “fifty percent (50%).” In such case, the termination fee must be paid to CIBC or a designee of CIBC on the earlier of the date Butterfield enters into such definitive agreement and the date of consummation of such transaction. Expenses and Fees Except as otherwise expressly provided in the share purchase agreement, all costs and expenses incurred in connection with the share purchase agreement and the transactions contemplated thereby will be paid by the party incurring such expense. Amendment, Waiver and Extension of the Share Purchase Agreement Subject to compliance with applicable law, the share purchase agreement may be amended by the parties at any time before or after the receipt of the requisite Butterfield vote, except that after the receipt of the requisite Butterfield vote, there may not be, without further approval of the Butterfield shareholders, any amendment of the share purchase agreement that requires such further approval under applicable law. At any time prior to the completion of the acquisition, each of the parties may, to the extent legally allowed, extend the time for the performance of any of the obligations or other acts of the other party, waive any inaccuracies in the representations and warranties of the other party contained in the share purchase agreement or in any document delivered by such other party pursuant to the share purchase agreement, and waive compliance with any of the agreements or satisfaction of any conditions for its benefit contained in the share purchase agreement, except that after the receipt of the requisite Butterfield vote, there may not be, without further approval of the Butterfield shareholders, any extension or waiver of the share purchase agreement or any portion thereof that requires further approval under applicable law. Governing Law The share purchase agreement is governed by and will be construed in accordance with the laws of the State of New York, without any regard to any applicable conflicts of law principles that would cause the application of any law other than the laws of the State of New York. Specific Performance Butterfield and the CIBC Parties will be entitled to specific performance of the terms of the share purchase agreement, including an injunction or injunctions to prevent breaches or threatened breaches of the share purchase agreement or to enforce specifically the performance of the terms and provisions of the share purchase agreement (including the parties’ obligations to consummate the share purchase), in addition to any other remedy to which they are entitled at law or in equity. The Shareholder Agreement Election and Appointment of Directors Pursuant to the shareholder agreement, CIBC or an affiliate of CIBC will have certain rights to designate individuals to be elected or nominated to the Butterfield board of directors. Effective as of the closing of the share purchase, and subject to the satisfaction of specified qualification requirements, Butterfield will appoint two (2) directors designated by CIBC to the Butterfield board of directors. Thereafter, (a) until the date on which CIBC’s ownership percentage of Butterfield ordinary shares first falls below fifteen percent (15%), CIBC will have the right to designate two (2) nominees for election to the Butterfield board of directors, and (b) until the date on which CIBC’s ownership percentage of Butterfield ordinary shares first falls below first ten percent (10%), CIBC will have the right to designate one (1) nominee for election to the Butterfield board of directors, in each case of clauses (a) and (b), subject to the satisfaction of specified qualification requirements and the applicable requirements of any requirements of any governmental authority. Butterfield has agreed to include each nominee designated by CIBC as described above in Butterfield’s slate of nominees for election at each annual or special general meeting of Butterfield shareholders at which directors are elected and to use reasonable best efforts to cause the election of such nominees, including recommending that Butterfield shareholders vote in favor of such nominees and supporting such nominees (including via solicitation of proxies) in a manner no less rigorous and favorable than the manner in which Butterfield supports its other director nominees. If a nominee designated by CIBC is not elected to the Butterfield board of directors following any annual or special general meeting at which such nominee is stood for election but was nevertheless not elected, CIBC will have the right to designate a replacement nominee within ninety (90) days who satisfies specified qualification requirements, and Butterfield will appoint such replacement nominee to fill the resulting vacancy. At the written request of the Butterfield board of directors, upon the date on which CIBC’s ownership percentage of Butterfield ordinary shares first falls below fifteen percent (15%), one (1) of the directors designated by CIBC will resign from the Butterfield board of directors. Upon the date on which CIBC’s ownership percentage of Butterfield ordinary shares first falls below ten percent (10%), CIBC’s director designation rights will terminate and, at the written request of the Butterfield board of directors, all directors designated by CIBC will resign from the Butterfield board of directors. Size of the Board of Directors From the closing of the share purchase until the date on which CIBC’s ownership percentage of Butterfield ordinary shares falls below ten percent (10%), Butterfield may not increase the size of its board of directors to more than twelve

(12) directors without the prior written consent of CIBC. However, Butterfield may increase the size of its board of directors without the consent of CIBC in connection with a direct or indirect material acquisition of a third party by Butterfield, a material capital raising by Butterfield or as otherwise agreed in writing by Butterfield and CIBC, provided that the total number of directors does not exceed the maximum number permitted under Butterfield’s organizational documents. Committee Membership Until the date on which CIBC’s ownership percentage of Butterfield ordinary shares first falls below ten percent (10%), any director designated by CIBC will have the right to serve on Butterfield’s Risk Policy & Compliance Committee and will have the same right to serve on other committees of the Butterfield board of directors as Butterfield’s other non-executive directors, subject to the satisfaction of specified qualification requirements and independence requirements. In addition, if no director designated by CIBC serves on the Audit Committee, such director or directors designated by CIBC will be entitled to attend meetings of the Audit Committee in a non-voting observer capacity. Voting Until the date on which CIBC’s ownership percentage of Butterfield ordinary shares first falls below ten percent (10%), CIBC has agreed to vote all Butterfield ordinary shares beneficially owned by it and its affiliates entitled to vote at each annual or special general meeting of Butterfield Shareholders in the same manner as recommended by the Butterfield board of directors with respect to matters submitted to shareholders. This voting commitment will not apply to (i) proposed amendments to Butterfield’s organizational documents, (ii) proposed business combinations, including any proposed issuance of Butterfield ordinary shares or equity securities in connection with such business combination, or any proposed issuance of Butterfield ordinary shares or equity securities in connection with a capital raise, or (iii) material changes to the existing businesses of Butterfield and its subsidiaries. Registration Rights The shareholder agreement grants CIBC customary registration rights with respect to the Butterfield shares issued to it in the share purchase. At the request of CIBC, Butterfield will be required to file a shelf registration statement covering the resale of the registrable securities held by CIBC and to maintain the effectiveness of such registration statement for so long as registrable securities remain outstanding. Subject to the terms and conditions of the shareholder agreement, CIBC will also have the right to conduct underwritten shelf takedowns and, if Butterfield is no longer eligible to use a shelf registration statement, to require Butterfield to effect demand registrations. In addition, CIBC will be entitled to customary piggyback registration rights in connection with certain registered offerings of Butterfield securities. The registration rights are subject to customary limitations, including minimum offering size requirements, blackout and suspension rights, underwriting cutback provisions and lock-up requirements. Butterfield has agreed to bear customary registration expenses incurred in connection with the exercise of these registration rights. Governing Law The shareholder agreement will be governed by and will be construed in accordance with the laws of the State of New York, without any regard to any applicable conflicts of law principles that would cause the application of any law other than the laws of the State of New York. Specific Performance Butterfield and CIBC will be entitled to specific performance of the terms of the shareholder agreement, including an injunction or injunctions to prevent breaches or threatened breaches of the shareholder agreement or to enforce specifically the performance of the terms and provisions of the shareholder agreement, in addition to any other remedy to which they are entitled at law or in equity.

VOTE REQUIRED The affirmative vote of a majority of the votes cast by holders of issued and outstanding shares present in person or by proxy at the Meeting is required for approval of the proposals specified in the Notice of Annual General Meeting accompanying this Proxy Statement; provided that a quorum is present consisting of two or more persons present in person and representing in person or by proxy in excess of 25% of the total issued and outstanding shares entitled to vote at the Meeting. If Proposals 1, 2 and 3 are approved by the shareholders, they will become effective immediately. The occurrence of the share issuance, if Proposal 4 is approved, would be contingent upon the closing of the share purchase (with respect to the shares issued to CIBC or its designated affiliate in connection with the share purchase) and then the subsequent completion of the takeover transactions (with respect to the shares issued to CIBC Caribbean and CIBC Bahamas minority shareholders in connection with the takeover transactions).

ATTENDING AND PARTICIPATING IN THE MEETING The Meeting will be accessible only through the internet or by telephone. You will not be able to attend the Meeting in person. You are entitled to virtually attend and participate in the Meeting only if you were a shareholder as of July 29, 2026, the Record Date, or if you hold a valid proxy for the Meeting. To virtually attend and participate in the Meeting, you must access the website at www.virtualshareholdermeeting.com/NTB2026. You may also attend by telephone at 1 (888) 880-1731 (toll-free U.S. and Canada) or 1 (929) 207-7814 (international). Shareholders must enter the control number found on their proxy materials in order to attend via the website or telephone. If attending by telephone, shareholders should ask to be joined into “The Bank of N.T. Butterfield & Son Limited” call. Additional instructions regarding voting by the internet and telephone are listed on the proxy card. We encourage you to access the Meeting prior to the start time. Please allow ample time for check-in, which will begin at 9:45 am Bermuda time. It is important that your shares be represented and voted at the Meeting. Regardless of whether you plan to virtually attend and participate in the Meeting, we encourage you to vote in advance. We welcome questions from shareholders. If you wish to submit a question, you may do so during the Meeting by telephone or the website. Questions pertinent to Meeting matters will be answered during the Meeting, subject to time constraints. Questions not complying with our Meeting rules of conduct will not be answered. Any questions pertinent to Meeting matters that cannot be answered during the Meeting due to time constraints will be posted online and answered at www.butterfieldgroup.com. Additional information regarding the rules and procedures for participating in the Meeting will be set forth in our meeting rules of conduct, which shareholders can view during the Meeting at the website noted above and at www.butterfieldgroup.com. Shareholders can also access copies of this Proxy Statement and our Annual Report on Form 20-F for the year ended December 31, 2025 at the Meeting website and at www.butterfieldgroup.com.

ELECTRONIC DELIVERY OF PROXY MATERIALS Our bye-laws permit us to provide shareholder documents (including proxy materials) to our shareholders via electronic delivery, unless they request printed copies of such materials. Electronic delivery allows us to conserve natural resources and reduces the costs of printing and distributing the proxy materials. On or about August 14, 2026, we will begin mailing or otherwise distributing a notice regarding the availability of proxy materials to shareholders informing them that our proxy statement, Annual Report on Form 20-F for the year ended December 31, 2025 and voting instructions are available on the internet as of such date. Instructions will be provided about how to access the materials and vote, as well as request copies of the materials. We will provide a printed or emailed copy of our proxy materials free of charge to those shareholders who request delivery by such methods. Requests for printed copies of proxy materials must be received by August 28, 2026.

RECOMMENDATION BY THE BOARD OF DIRECTORS THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” APPROVAL OF PROPOSAL NUMBERS 1, 2, 3, 4 and 5.

Annex A SHARE PURCHASE AGREEMENT by and among CANADIAN IMPERIAL BANK OF COMMERCE, CIBC INVESTMENTS (CAYMAN) LIMITED and THE BANK OF N.T. BUTTERFIELD & SON LIMITED _____________________ Dated as of May 27, 2026

-i- TABLE OF CONTENTS ARTICLE I THE SHARE PURCHASE ........................................................................................1 1.1. Share Purchase .................................................................................................................... 1 1.2. Time and Place of Closing .................................................................................................. 2 1.3. Seller Deliveries at Closing ................................................................................................ 2 1.4. Purchaser Deliveries at Closing .......................................................................................... 2 1.5. Treatment of Company Equity Awards .............................................................................. 3 . 3 1.6. Withholding. ....................................................................................................................... 4 ARTICLE II REPRESENTATIONS AND WARRANTIES RELATING TO THE COMPANY..........................................................................................................................4 2.1. Corporate Organization ....................................................................................................... 4 2.2. Capitalization ...................................................................................................................... 5 2.3. Consents and Approvals ..................................................................................................... 7 2.4. Reports ................................................................................................................................ 7 2.5. Financial Statements ........................................................................................................... 8 2.6. Broker’s Fees ...................................................................................................................... 9 2.7. Absence of Certain Changes or Events ............................................................................... 9 2.8. Legal Proceedings ............................................................................................................. 10 2.9. Taxes and Tax Returns ...................................................................................................... 11 2.10. Employees ......................................................................................................................... 13 2.11. Labor Matters .................................................................................................................... 14 2.12. Compliance with Applicable Law .................................................................................... 15 2.13. Certain Contracts .............................................................................................................. 17 2.14. Agreements with Governmental Authorities .................................................................... 19 2.15. Environmental Matters...................................................................................................... 19 2.16. Investment Securities and Commodities ........................................................................... 20 2.17. Real Property .................................................................................................................... 20 2.18. Intellectual Property .......................................................................................................... 20 2.19. IT; Data Privacy Matters ................................................................................................... 23 2.20. Intercompany Contracts .................................................................................................... 24 2.21. Loan Portfolio ................................................................................................................... 25 2.22. Insurance ........................................................................................................................... 26 2.23. Sufficiency of Assets ........................................................................................................ 27 2.24. No Other Representations or Warranties .......................................................................... 27 ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE CROWN PARTIES ...........................................................................................................................28 3.1. Organization; Good Standing ........................................................................................... 28 3.2. Authority; Enforceability; Non-Contravention. ................................................................ 28 3.3. Consents and Approvals ................................................................................................... 29 3.4. Ownership of Shares; No Other Assets and Liabilities .................................................... 29

-ii- 3.5. Brokers .............................................................................................................................. 30 3.6. Absence of Litigation ........................................................................................................ 30 3.7. No Registration; Knowledge and Experience ................................................................... 30 3.8. Reliance on Exemptions. .................................................................................................. 30 3.9. No Other Representations or Warranties .......................................................................... 31 ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PURCHASER ......................31 4.1. Corporate Organization and Qualification ........................................................................ 32 4.2. Capitalization .................................................................................................................... 32 4.3. Authority; Enforceability; Non-Contravention ................................................................. 34 4.4. Consents and Approvals ................................................................................................... 35 4.5. Broker’s Fees .................................................................................................................... 35 4.6. Absence of Certain Changes or Events ............................................................................. 35 4.7. Legal Proceedings ............................................................................................................. 35 4.8. Reports .............................................................................................................................. 36 4.9. Financial Statements ......................................................................................................... 36 4.10. Taxes and Tax Returns ...................................................................................................... 38 4.11. Employees ......................................................................................................................... 39 4.12. Labor Matters .................................................................................................................... 40 4.13. Compliance with Applicable Law .................................................................................... 41 4.14. Agreements with Governmental Authorities .................................................................... 42 4.15. Investment Securities and Commodities ........................................................................... 43 4.16. Loan Portfolio ................................................................................................................... 43 4.17. Certain Contracts .............................................................................................................. 44 4.18. Intellectual Property; Cybersecurity ................................................................................. 44 4.19. Sufficiency of Funds ......................................................................................................... 44 4.20. Insurance ........................................................................................................................... 45 4.21. No Other Representations or Warranties .......................................................................... 45 ARTICLE V COVENANTS RELATING TO CONDUCT OF BUSINESS ..............................46 5.1. Conduct of Businesses Prior to the Effective Time .......................................................... 46 5.2. Company Forbearances ..................................................................................................... 46 5.3. Purchaser Forbearances .................................................................................................... 50 ARTICLE VI ADDITIONAL AGREEMENTS ..........................................................................51 6.1. Regulatory Applications and Filings ................................................................................ 51 6.2. Access to Information; Confidentiality ............................................................................. 53 6.3. Purchaser Shareholder Approval ...................................................................................... 55 6.4. Legal Conditions to Transactions ..................................................................................... 57 6.5. Employee Matters ............................................................................................................. 57 6.6. Certain Tax Matters .......................................................................................................... 59 6.7. Seller Trademarks ............................................................................................................. 60 6.8. Financing Matters ............................................................................................................. 61 6.9. Indemnification; Directors’ and Officers’ Insurance ........................................................ 65

-iii- 6.10. Further Assurances............................................................................................................ 66 6.11. Advice of Changes ............................................................................................................ 66 6.12. Shareholder Litigation ...................................................................................................... 66 6.13. Acquisition Proposals ....................................................................................................... 67 6.14. Public Announcements ..................................................................................................... 69 6.15. Takeover Bid ..................................................................................................................... 69 6.16. Restructuring Efforts ......................................................................................................... 70 6.17. Stock Exchange Listings ................................................................................................... 70 6.18. Non-Competition and Non-Solicitation ............................................................................ 70 6.19. Transition Services Agreement; Transition Plan. ............................................................. 73 6.20. D&O Resignations ............................................................................................................ 74 6.21. Purchaser Board Appointment .......................................................................................... 74 6.22. Governance; Headquarters; Operations ............................................................................ 74 6.23. Covered Securities ............................................................................................................ 74 6.24. Seller Newco Transfer ...................................................................................................... 74 6.25. Purchaser Bidco ................................................................................................................ 75 6.26. Closing Payments Matters ................................................................................................ 75 ARTICLE VII CONDITIONS PRECEDENT .............................................................................76 7.1. Conditions to Each Party’s Obligation to Effect the Share Purchase ............................... 76 7.2. Conditions to Obligations of Purchaser ............................................................................ 76 7.3. Conditions to Obligations of the Crown Parties ............................................................... 77 ARTICLE VIII TERMINATION AND AMENDMENT ...........................................................78 8.1. Termination ....................................................................................................................... 78 8.2. Effect of Termination ........................................................................................................ 80 ARTICLE IX INDEMNIFICATION ...........................................................................................81 9.1. Survival of Representations, Warranties and Agreements ............................................... 81 9.2. Indemnification by Seller .................................................................................................. 82 9.3. Indemnification by Purchaser ........................................................................................... 82 9.4. Indemnification Procedures .............................................................................................. 82 9.5. Exclusive Remedy ............................................................................................................ 84 9.6. Insurance; Tax Benefits .................................................................................................... 85 9.7. Limitation of Liability ....................................................................................................... 85 ARTICLE X GENERAL PROVISIONS .....................................................................................85 10.1. Amendment ....................................................................................................................... 85 10.2. Extension; Waiver ............................................................................................................. 85 10.3. Expenses ........................................................................................................................... 86 10.4. Notices .............................................................................................................................. 86 10.5. Interpretation ..................................................................................................................... 87 10.6. Counterparts ...................................................................................................................... 88 10.7. Entire Agreement .............................................................................................................. 88

-iv- 10.8. Governing Law; Jurisdiction ............................................................................................. 88 10.9. Waiver of Jury Trial .......................................................................................................... 88 10.10. Assignment; Third-Party Beneficiaries ............................................................................. 89 10.11. Specific Performance ........................................................................................................ 89 10.12. Severability ....................................................................................................................... 89 10.13. Confidential Supervisory Information .............................................................................. 90 10.14. Delivery by Facsimile or Electronic Transmission ........................................................... 90 ANNEX Annex A Regulatory Approvals EXHIBITS Exhibit A Form of Shareholder Agreement Exhibit B Form of TSA Term Sheet

-v- INDEX OF DEFINED TERMS Page Acquisition Target ........................................................................................................... 6.18(a)(iii) Affiliate ...................................................................................................................................... 10.5 Agreement .......................................................................................................................... Preamble AI Technology ........................................................................................................................ 2.18(j) Assumed LTIP Award ............................................................................................................. 1.5(a) At-Will Contract ...................................................................................................................... 5.2(f) Banking Laws ........................................................................................................................ 2.12(b) Base Consideration .................................................................................................................. 6.9(b) BSX ........................................................................................................................................ 6.17(a) Business Day .............................................................................................................................. 10.5 Cash Consideration .................................................................................................................. 1.1(b) Chosen Courts ........................................................................................................................ 10.8(b) Closing ......................................................................................................................................... 1.2 Closing Conditions Satisfaction Date .......................................................................................... 1.2 Closing Date................................................................................................................................. 1.2 Closing Payments Report ........................................................................................................... 6.26 Collective Bargaining Agreement .......................................................................................... 2.11(a) Company .............................................................................................................................. Recitals Company Benefit Plans.......................................................................................................... 2.10(a) Company Contract ................................................................................................................. 2.13(a) Company Equity Awards ......................................................................................................... 2.2(a) Company Historical Financial Statements ............................................................................... 2.5(a) Company Leased Property ......................................................................................................... 2.17 Company LTIP......................................................................................................................... 1.5(a) Company LTIP Award ............................................................................................................. 1.5(a) Company Owned Properties ...................................................................................................... 2.17 Company Personal Information .......................................................................................... 2.19(f)(i) Company Real Property ............................................................................................................. 2.17 Company Shares .................................................................................................................. Recitals Company-Owned IP............................................................................................................... 2.18(a) Company-Owned Registered IP ............................................................................................ 2.18(a) Competing Business......................................................................................................... 6.18(a)(iii) Compliant ............................................................................................................................. 6.8(d)(i) Confidentiality Agreement....................................................................................................... 6.2(e) Continuing Employees ............................................................................................................. 6.5(a) Contract .................................................................................................................................. 2.13(a) Covered Employee ................................................................................................................. 2.11(d) Covered Securities ................................................................................................................. 6.23(b) Covered Securities – Type A ................................................................................................. 6.23(a) Covered Securities – Type B ................................................................................................. 6.23(b) Covered Territory ................................................................................................................... 6.18(a) Crown ................................................................................................................................. Preamble Crown Group ......................................................................................................................... 6.18(a)

-vi- Crown Parties ..................................................................................................................... Preamble Data Security Incident ......................................................................................................... 2.19(f)(i) Data Security Requirements ............................................................................................... 2.19(f)(i) Definitive Documents ........................................................................................................ 6.8(a)(vi) Derivative Transactions ......................................................................................................... 2.21(g) Divestiture ROFO Notice ................................................................................................ 6.18(a)(iii) Divestiture ROFO Offer .................................................................................................. 6.18(a)(iii) Effective Time ............................................................................................................................. 1.2 Enforceability Exceptions ...................................................................................................... 2.20(a) Environmental Laws .................................................................................................................. 2.15 Exchange Act ........................................................................................................................... 4.8(a) GAAP ....................................................................................................................................... 2.7(a) Governmental Authority .......................................................................................................... 2.2(a) Higher Risk Loan ..................................................................................................................... 6.2(b) Holdco ................................................................................................................................ Preamble Holdco Company Shares...................................................................................................... Recitals Holdco Shares ...................................................................................................................... Recitals IFRS ......................................................................................................................................... 2.5(a) Indemnified Party ..................................................................................................................... 6.9(a) Indemnifying Party .................................................................................................................. 9.4(a) Intellectual Property ........................................................................................................... 2.18(a)(i) Intercompany Contracts ............................................................................................................. 2.20 IT Assets ............................................................................................................................. 2.19(f)(i) knowledge .................................................................................................................................. 10.5 Law .......................................................................................................................................... 2.2(a) Liabilities ................................................................................................................................. 9.1(b) Liens ......................................................................................................................................... 2.2(d) Loans ...................................................................................................................................... 2.21(a) Losses ....................................................................................................................................... 9.1(b) LTIP Closing Amount................................................................................................................ 6.26 LTIP Performance Conditions ................................................................................................. 1.5(a) made available ........................................................................................................................... 10.5 Material Adverse Effect ........................................................................................................... 2.7(a) Materially Burdensome Regulatory Condition ........................................................................ 6.1(b) Non-Voting Class A Shares ..................................................................................................... 2.2(a) NYSE ..................................................................................................................................... 6.17(a) Offered Business .............................................................................................................. 6.18(a)(iii) Order ............................................................................................................................................ 2.8 Ordinary Course Commercial Agreements .............................................................................. 2.9(g) Organizational Documents ....................................................................................................... 2.1(b) Outstanding Company Share ................................................................................................... 6.9(b) Overall Cap .............................................................................................................................. 9.1(b) parties ................................................................................................................................. Preamble party ................................................................................................................................... Preamble Permitted Liens .......................................................................................................................... 2.17 person ......................................................................................................................................... 10.5

-vii- Personal Information ........................................................................................................... 2.19(f)(i) Preference Shares ..................................................................................................................... 2.2(a) Premium Cap ........................................................................................................................... 6.9(b) Process ................................................................................................................................ 2.19(f)(i) Processing ........................................................................................................................... 2.19(f)(i) Purchase Price .............................................................................................................................. 1.1 Purchaser ............................................................................................................................ Preamble Purchaser Acquisition Proposal ................................................................................................... 6.3 Purchaser Amalco .................................................................................................................... 6.9(b) Purchaser Benefit Plans ......................................................................................................... 4.11(a) Purchaser Board Recommendation .............................................................................................. 6.3 Purchaser Contract ................................................................................................................. 4.17(a) Purchaser Disclosure Schedule ......................................................................................... Article IV Purchaser Equity Awards ......................................................................................................... 4.2(a) Purchaser Historical Financial Statements ............................................................................... 4.9(a) Purchaser Meeting ....................................................................................................................... 6.3 Purchaser Meeting Circular ..................................................................................................... 6.1(c) Purchaser Ordinary Shares ....................................................................................................... 1.1(a) Purchaser Organizational Documents ...................................................................................... 4.1(a) Purchaser Parties ...................................................................................................................... 9.1(b) Purchaser SEC Reports ............................................................................................................ 4.8(a) Purchaser Share Issuance ......................................................................................................... 4.3(a) Purchaser Share Plans .............................................................................................................. 4.2(a) Recommendation Change ............................................................................................................... 0 Regulatory Agency .................................................................................................................. 2.2(a) Representative ............................................................................................................................ 10.5 Required Information ............................................................................................................... 6.8(c) Requisite Purchaser Vote ......................................................................................................... 4.3(a) Restricted Period .................................................................................................................... 6.18(a) ROFO Negotiation Period................................................................................................ 6.18(a)(iii) Sanctioned Country ................................................................................................................ 2.12(c) Sanctioned Person .................................................................................................................. 2.12(c) Sarbanes-Oxley Act ................................................................................................................. 4.9(c) SEC ............................................................................................................................................ 10.5 Securities Act ............................................................................................................................... 3.7 Seller .................................................................................................................................. Preamble Seller Disclosure Schedule ................................................................................................. Article II Seller Newco .............................................................................................................................. 6.24 Seller Newco Transfer ............................................................................................................... 6.24 Seller Parties ............................................................................................................................ 9.1(b) Seller Trademarks .................................................................................................................... 6.7(b) Share Consideration ................................................................................................................. 1.1(a) Share Purchase ..................................................................................................................... Recitals Shareholder Agreement ........................................................................................................... 1.3(c) Software ............................................................................................................................. 2.18(a)(i) Specified Date .......................................................................................................................... 8.1(c)

-viii- Subordinated Debt Financing .................................................................................................. 6.8(b) Subordinated Debt Offering ..................................................................................................... 6.8(b) Subsidiary ................................................................................................................................ 2.1(a) Superior Proposal ......................................................................................................................... 6.3 Takeover Bid ............................................................................................................................ 6.9(b) Takeover Regulations .............................................................................................................. 6.9(b) Tax ............................................................................................................................................ 2.9(j) Tax Proceeding ......................................................................................................................... 2.9(j) Tax Return ................................................................................................................................ 2.9(j) Taxes ......................................................................................................................................... 2.9(j) Taxing Authority ....................................................................................................................... 2.9(j) Termination Date ..................................................................................................................... 8.1(c) Termination Fee ....................................................................................................................... 8.2(b) Third Party Claim .................................................................................................................... 9.4(a) Third Party Consents .................................................................................................................... 2.3 Trade Control Laws ............................................................................................................... 2.12(c) Trade Secrets ...................................................................................................................... 2.18(a)(i) Trademark Transition Period ................................................................................................... 6.7(b) Trademarks ........................................................................................................................ 2.18(a)(i) Transaction Documents ........................................................................................................... 3.2(a) Transaction Expense Cap ........................................................................................................... 6.26 Transaction Expenses ................................................................................................................. 6.26 Transaction Information ........................................................................................................... 6.1(c) Transfer Taxes ......................................................................................................................... 6.6(a) Transition Services Agreement .............................................................................................. 6.19(a) TSA Term Sheet .................................................................................................................... 6.19(a) Underwriting Commitment Letters ............................................................................................ 4.19 Union Continuing Employees .................................................................................................. 6.5(a) Unlawful Gains ...................................................................................................................... 2.12(d)

-1- SHARE PURCHASE AGREEMENT SHARE PURCHASE AGREEMENT, dated as of May 27, 2026 (this “Agreement”), by and among The Bank of N.T. Butterfield & Son Limited, a local company limited by shares incorporated under the laws of Bermuda (with registration number 2106) (“Purchaser”), Canadian Imperial Bank of Commerce, a bank organized under the laws of Canada (“Crown” or “Seller” ) and CIBC Investments (Cayman) Limited, a Cayman Islands exempted company and wholly owned subsidiary of Crown (“Holdco” and, together with Crown, the “Crown Parties”) (each of Purchaser, Seller and Holdco, a “party”, or collectively, the “parties”). RECITALS Seller holds 100% of the issued and outstanding ordinary shares (the “Holdco Shares”) of Holdco, and, as of the date hereof, Holdco is the record owner of 1,445,725,257 of the issued and outstanding common shares of CIBC Caribbean Bank Limited, a company incorporated and registered under the laws of Barbados (the “Company”) (the “Company Shares”), representing 91.67 % of the issued and outstanding Company Shares (the “Holdco Company Shares”); WHEREAS, the Board of Directors of Purchaser, on the terms and subject to the conditions set forth herein, unanimously has approved and declared advisable this Agreement and the transactions contemplated hereby; WHEREAS, Seller wishes to sell, and Purchaser wishes to purchase, all of the Holdco Shares, upon the terms and subject to the conditions set forth in this Agreement; and WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with the Share Purchase (as defined below) and to prescribe certain conditions to the transactions contemplated by this Agreement; NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants, and agreements set forth herein, and intending to be legally bound hereby, the parties agree as follows: ARTICLE I THE SHARE PURCHASE 1.1. Share Purchase. Upon the terms and subject to the conditions set forth in this Agreement, and in reliance on the representations, warranties, covenants and agreements contained herein, at the Closing, Seller agrees to sell, assign, convey, transfer and deliver to Purchaser, and Purchaser agrees to purchase and accept from Seller, the Holdco Shares, free and clear of any Liens, for the Purchase Price (as determined below) (the “Share Purchase”). The “Purchase Price” shall be comprised of two components: the Share Consideration and the Cash Consideration, each determined as follows: (a) The “Share Consideration” shall be 11,577,367 ordinary shares, par value BD$0.01 per share in the capital of Purchaser (“Purchaser Ordinary Shares”), representing an exchange ratio of 0.008008 of a Purchaser Ordinary Share for every Holdco Company Share (the

-2- “Per Company Share Stock Consideration”); provided that, if at any time during the period between the date hereof and the Closing, the number of outstanding Purchaser Ordinary Shares shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a subdivision, reorganization, recapitalization, reclassification, share dividend, share split, reverse share split, combination or other similar change in capitalization, the aggregate number of Purchaser Ordinary Shares that comprises the Share Consideration shall be equitably adjusted to provide Seller (or its applicable Affiliate) with the same economic effect as contemplated by this Agreement prior to such event; and (b) The “Cash Consideration” shall be an amount equal to (i)(x) the product of $0.6918 (the “Per Company Share Cash Consideration”) and (y) the number of Holdco Company Shares less (ii)(x) the LTIP Closing Amount and (y) the Transaction Expense Amount. 1.2. Time and Place of Closing. The closing of the Share Purchase (the “Closing”) shall take place by electronic exchange of documents and signatures on the earliest date following the satisfaction or waiver (subject to applicable Law) of the latest to occur of the conditions set forth in Article VII hereof (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver thereof) (the date on which the last of the conditions set forth in Article VII hereof have been so satisfied or waived, the “Closing Conditions Satisfaction Date”) that is (a) (i) the first (1st) Business Day of a month or (ii) the fifteenth (15th) day of the month (or, if such fifteenth (15th) day is not a Business Day, then the immediately preceding Business Day to such date) but only if such fifteenth (15th) day of the month is not in the last month of Purchaser’s fiscal quarter (in which case only clause (a)(i) shall apply) and (b) at least three (3) Business Days following the Closing Conditions Satisfaction Date, unless another date, time or place is agreed to in writing by the parties. The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date”. The Closing shall be deemed effective as of the “Effective Time”, which shall be 3:01 A.M. Eastern Time on the Closing Date. 1.3. Seller Deliveries at Closing. At the Closing: (a) Seller shall deliver to Purchaser (or its applicable Affiliate) the share certificates representing the Holdco Shares, together with share transfer instruments duly executed or endorsed as required by applicable Law to enable title in the shares to pass from Seller to Purchaser, free and clear of any Liens; (b) Seller shall deliver to Purchaser the certificates, dated as of the Closing Date, to be delivered pursuant to Section 7.2(a) and Section 7.2(b); (c) Seller (or its applicable Affiliate) shall deliver an executed counterpart to the Shareholder Agreement attached to this Agreement in the form of Exhibit A by and between Purchaser and Seller (or its applicable Affiliate) (the “Shareholder Agreement”) to become effective as of the Effective Time; and (d) Seller shall deliver an executed counterpart to the Transition Services Agreement (as defined herein). 1.4. Purchaser Deliveries at Closing. At the Closing:

-3- (a) Purchaser shall pay (or cause to be paid on behalf of Purchaser) to Seller (or an Affiliate of Seller designated in writing by Seller to Purchaser no later than three (3) Business Days prior to the Closing Date) an amount equal to the Cash Consideration by wire transfer of immediately available funds to one or more accounts which shall be designated in writing by Seller to Purchaser no later than three (3) Business Days prior to the Closing Date; (b) Purchaser shall direct the issuance of the Share Consideration credited as fully paid to Seller (or an Affiliate of Seller designated in writing by Seller to Purchaser no later than three (3) Business Days prior to the Closing Date) in the form of registered book-entry shares to be held on the books and records of Purchaser’s transfer agent and promptly following the Closing deliver evidence thereof to Seller; (c) Purchaser shall deliver to Seller the certificate, dated as of the Closing Date, to be delivered pursuant to Section 7.3(a); (d) Purchaser shall deliver an executed counterpart to the Shareholder Agreement; and (e) Purchaser shall deliver an executed counterpart to the Transition Services Agreement. 1.5. Treatment of Company Equity Awards. (a) At the Effective Time, each outstanding cash-settled award issued under the Company Long-Term Incentive Plan (the “Company LTIP” and each such award, a “Company LTIP Award”) shall, automatically and without any required action on the part of the holder thereof, be cancelled and converted into a right to receive an amount in cash, without interest and less applicable Tax withholding, equal to the product of (i) the original number of PS Units underlying such Company LTIP Award plus any additional PS Units accumulated from dividend equivalents as of the Closing Date, with applicable performance determined based on (x) actual Business Performance Factor (as defined in the Company LTIP) determinations for annual performance periods that were completed prior to the Closing Date and (y) the greater of target or actual Business Performance Factor determinations for any performance periods that are open as of the Closing Date, and (ii) the average closing price per Share (as defined in the Company LTIP) for the ten (10) Trading Days (as defined in the Company LTIP) preceding and including the Closing Date (each such converted award, an “Assumed LTIP Award”). Each Assumed LTIP Award shall continue to vest, subject to substantially the same terms and conditions as applied to such Assumed LTIP Award immediately prior to the Effective Time, including service-based vesting conditions and treatment upon termination of employment or retirement; provided that (A) such Assumed LTIP Awards shall not be required to track the value of any equity securities of Seller, the Company or any of their Subsidiaries or any other entity, and (B) except as contemplated by the immediately following sentence, such Assumed LTIP Awards shall not be subject to any performance-based vesting conditions. Notwithstanding the foregoing, the Company and Purchaser may, following the date of this Agreement, elect to jointly to determine mutually agreeable performance-based vesting conditions that would apply to such Assumed LTIP Awards following the Effective Time (the “LTIP Performance Conditions”), with the intent that the LTIP Performance Conditions shall reflect changes

-4- resulting from the transactions contemplated by this Agreement or other relevant business considerations and that any such LTIP Performance Conditions shall not materially diminish the economic value or intended incentive effect of the Assumed LTIP Award. (b) At or prior to the Effective Time, the Company’s Board of Directors or the appropriate committee thereof shall adopt any resolutions that are necessary to effectuate the treatment of the Company LTIP Awards as contemplated by this Section 1.5. 1.6. Withholding. Notwithstanding any other provision of this Agreement, each party shall be entitled to deduct and withhold from any payments made pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of any such payment under any applicable Tax Law. To the extent that amounts are so deducted or withheld, and paid to the proper Governmental Authorities, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the applicable payee in respect of which such deduction and withholding was made. The parties hereto shall reasonably cooperate to reduce or eliminate or minimize any potential deduction and withholding of Taxes in a manner consistent with applicable Tax Law. ARTICLE II REPRESENTATIONS AND WARRANTIES RELATING TO THE COMPANY Except (a) as disclosed in the disclosure schedule delivered by Seller to Purchaser concurrently herewith (the “Seller Disclosure Schedule”); provided, that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the Seller Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Seller that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to have a Material Adverse Effect and (iii) any disclosures made with respect to a section of this Article II shall be deemed to qualify (1) any other section of this Article II specifically referenced or cross-referenced and (2) other sections of this Article II to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections or (b) as disclosed in any annual report or quarterly financial statements of the Company made publicly available since October 31, 2024 and prior to the date hereof, Seller hereby represents and warrants to Purchaser as follows: 2.1. Corporate Organization. (a) The Company (i) is duly organized, validly existing and in good standing under the laws of Barbados, (ii) is duly licensed or qualified to do business and, where such concept is recognized under applicable Law, is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted, except, in the case of the foregoing subclauses (ii) and (iii), where the failure to be so licensed or qualified or in good standing would not, either individually or in

-5- the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. As used in this Agreement, the word “Subsidiary” when used with respect to any person, means any corporation, partnership, limited liability company, bank or other organization, whether incorporated or unincorporated, which (x) such first person directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions, or (y) such first person is or directly or indirectly has the power to appoint a general partner, manager or managing member or others performing similar functions. True and complete copies of the Organizational Documents of the Company as in effect as of the date of this Agreement have previously been made available to Purchaser. (b) Each Subsidiary of the Company (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and, where such concept is recognized under applicable Law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership, leasing or operation of property or the conduct of its business requires it to be so licensed or qualified or in good standing and (iii) has all requisite corporate power and authority to own, lease or operate its properties and assets and to carry on its business as now conducted, except, in the case of the foregoing subclauses (ii) and (iii), where the failure to be so licensed or qualified or in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. There are no restrictions on the ability of the Company or any Subsidiary of the Company to pay dividends or distributions except, in the case of the Company or a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all similarly regulated entities. The deposits of the Company and the Company’s Subsidiaries that are regulated depository institutions are insured up to the legal maximum amounts in each relevant jurisdiction to the extent deposit insurance is available in respect of the deposits of such regulated depository institution. True and complete copies of the articles of incorporation, certificate of incorporation, charter, bylaws, memorandum of association, articles of association or other similar governing instruments, in each case as amended (the “Organizational Documents”), of each Subsidiary of the Company as in effect as of the date of this Agreement have previously been made available to Purchaser. 2.2. Capitalization. (a) The authorized capital stock of the Company consists of (i) an unlimited number of Company Shares, (ii) an unlimited number of non-voting redeemable shares without nominal value of a class designated Non-Voting Class A Shares (the “Non-Voting Class A Shares”) and (iii) 180,000,000 non-cumulative redeemable preference shares without nominal value of a class designated Preference Shares (the “Preference Shares”). As of the date of this Agreement, there were (i) 1,577,094,570 Company Shares issued and outstanding, (ii) no Non- Voting Class A Shares issued and outstanding, and (iii) no Preference Shares issued and outstanding. As of the date of this Agreement, except as set forth in the immediately preceding sentence, there are no shares of capital stock or other voting securities or equity interests of the Company issued, reserved for issuance or outstanding. All the issued and outstanding Company Shares have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, there are no bonds, debentures, notes or other indebtedness that have the right to

-6- vote on any matters on which shareholders of the Company may vote. As used in this Agreement, “Company Equity Awards” means all options, restricted stock units, deferred share units, performance share units , phantom equity awards, cash-settled incentive awards and other equity- or cash-based awards relating to, or otherwise based in whole or in part on the value of, Company Shares, capital stock of Seller or any equity securities of Seller, the Company or any of their Subsidiaries, whether granted under any equity incentive plan of the Company or otherwise. Other than Company Equity Awards issued prior to the date of this Agreement as described in Section 2.2(b), as of the date of this Agreement, there are no outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, rights to subscribe to, preemptive rights, anti- dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible or exchangeable into or exercisable for, shares of capital stock or other voting or equity securities of or ownership interest in the Company, or contracts, commitments, understandings or arrangements by which the Company may become bound to issue additional shares of its capital stock or other equity or voting securities of or ownership interests in the Company, or that otherwise obligate the Company to issue, transfer, sell, purchase, redeem or otherwise acquire, any of the foregoing. Other than the Company Equity Awards, as of the date of this Agreement, no equity-based awards (including any cash awards payable by the Company or any of its Subsidiaries where the amount of payment is determined, in whole or in part, based on the price of any capital stock of Seller or the Company or any of its Subsidiaries) are outstanding. There are no voting trusts, stockholder agreements, proxies or other agreements in effect to which the Company or any of its Subsidiaries is a party with respect to the voting or transfer of Company Shares, capital stock or other voting or equity securities or ownership interests of the Company. No Subsidiary of the Company owns any capital stock of the Company. As used in this Agreement, (i) “Law” means any federal, state, local, municipal, foreign, international, multinational or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement, issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority, (ii) “Governmental Authority” means any federal, state, local, municipal, foreign, international or multinational government, governmental, judicial, legislative, executive, administrative or regulatory authority, agency, commission, body, court or other governmental entity, including any self-regulatory organization and (iii) “Regulatory Agency” means any Governmental Authority or self-regulatory body charged with the supervision or regulation of depository institutions, holding companies of depository institutions, insurance companies, securities exchanges or securities or commodities dealers, or the supervision or regulation of Seller and any of its Subsidiaries, the Company and any of its Subsidiaries or Purchaser and any of its Subsidiaries. (b) Section 2.2(b) of the Seller Disclosure Schedule sets forth a true, correct and complete list of all outstanding Company Equity Awards as of the date hereof, including, as applicable, the type of award, the number and class of shares subject thereto, the value of such award, and the holder, grant date and vesting schedule applicable to each such Company Equity Award. (c) A true and complete list of each Subsidiary of the Company, together with the jurisdiction of incorporation and, as of the date hereof, the percentage of each Subsidiary’s outstanding capital stock owned by the Company or another Subsidiary or Affiliate of the

-7- Company, is set forth in Section 2.2(c) of the Seller Disclosure Schedule. There is no person whose results of operations, cash flows, changes in shareholders’ equity or financial position are required to be consolidated in the financial statements of the Company other than the Subsidiaries of the Company set forth on Section 2.2(c) of the Seller Disclosure Schedule. (d) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company has good and marketable title to all of the issued and outstanding shares of capital stock or other equity ownership interests of all its Subsidiaries and owns, directly or indirectly, all the issued and outstanding shares of capital stock or other equity ownership interests of each of its Subsidiaries, free and clear of any liens, claims, title defects, mortgages, pledges, charges, security interests and similar encumbrances (“Liens”, it being understood that “Liens” do not include licenses or other rights under, or covenants not to sue or immunities with respect to, Intellectual Property), and all such shares or other equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date hereof, there are no outstanding options, rights of first refusal, warrants, calls, subscriptions, securities, voting trusts, shareholder agreements, proxies, or other agreements in effect to which the Company or any of its Subsidiaries is a party or is bound with respect to the voting, issuance or transfer of the shares of any Subsidiary or other equity interests of any of the Company’s Subsidiaries. 2.3. Consents and Approvals. No consents or approvals of, or filings or registrations with, any Governmental Authority or other third party are required to be made or obtained by the Company or any of its Subsidiaries in connection with the consummation of the transactions contemplated by this Agreement, except for (i) the filing of the applications, filings or notices to or with the Governmental Authorities listed in Annex A and set forth on Section 6.1 of the Seller Disclosure Schedule, as applicable to the Company and its Subsidiaries, and approval of or non-objection to such applications, filings and notices; (ii) the consents of third parties listed on Section 2.3 of the Seller Disclosure Schedule (the “Third Party Consents”); (iii) applications, filings or notices pursuant to applicable securities law, listing rules with respect to the Share Purchase; (iv) approvals, consents, registrations and permissions required under the Barbados Exchange Control Act, Cap. 71 and other applicable exchange controls and foreign currency Laws and regulations under the laws of Barbados to permit the payment and remittance to Purchaser and its non-resident Affiliates of dividends, distributions, repayments, sale proceeds and other funds from Barbados; and (v) such other consents, approvals, filings or registrations of Governmental Authorities or third parties the failure of which to be obtained would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company or prevent, materially delay or materially impair the Crown Parties from performing their obligations hereunder on a timely basis. 2.4. Reports. The Company and its Subsidiaries have timely filed (or furnished) all reports, forms, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since October 31, 2023, with any Governmental Authority, including any report, form, registration or statement required to be filed (or furnished, as applicable) pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where

-8- the failure to file (or furnish, as applicable) such report, form, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company. Except for normal examinations conducted by a Regulatory Agency in the ordinary course of business of the Company and its Subsidiaries, no Regulatory Agency has initiated any proceeding or, to the knowledge of Seller, investigation into the business or operations of the Company or any of its Subsidiaries since October 31, 2023. Except for customary examinations conducted by a Regulatory Agency in the ordinary course of business of the Company and its Subsidiaries, there (i) is no unresolved violation by any Regulatory Agency with respect to any examinations or inspections of the Company or any of its Subsidiaries and (ii) has been no formal or, to the knowledge of Seller, informal inquiries by, or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of the Company or any of its Subsidiaries since October 31, 2023, which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company. 2.5. Financial Statements. (a) Each of the (i) audited financial statements of the Company and its Subsidiaries for the years ended October 31, 2024, and October 31, 2025 (including the related notes, where applicable) and (ii) unaudited consolidated balance sheet and statements of income of the Company and its Subsidiaries included for the three (3) months ended January 31, 2026 (including the related notes, where applicable) (subclauses (i) and (ii) together, the “Company Historical Financial Statements”) (A) have been prepared from, and are in accordance with, the books and records of the Company and its Subsidiaries in all material respects, (B) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of the Company and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (C) complied, as of their respective dates, in all material respects with applicable accounting requirements and (D) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of the Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with IFRS and any other applicable legal and regulatory accounting requirements. Since October 31, 2023, no independent public accounting firm of the Company has resigned (or informed the Company that it intends to resign) or been dismissed as independent public accountants of the Company as a result of or in connection with any disagreements with the Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure. (b) Except as would not reasonably be expected to, either individually or in the aggregate, have a Material Adverse Effect on the Company, neither the Company nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against in the Company Historical Financial Statements and for liabilities incurred in the ordinary course of business consistent with past practice since October 31, 2025 or in connection with this Agreement and the transactions contemplated hereby.

-9- (c) The records, systems, controls, data and information of the Company and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of the Company or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company. The Company and its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of Company financial statements in accordance with IFRS. The Company has disclosed, based on its most recent evaluation of the Company’s internal accounting controls to its outside auditors and the audit committee of the Company’s Board of Directors (i) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect its ability to record, process, summarize and report financial information for inclusion in the applicable Company financial statements and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. (d) Since October 31, 2023, (i) neither the Company nor any of its Subsidiaries, nor, to the knowledge of Seller, any director, officer, auditor, accountant or Representative of the Company or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no employee of or attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Board of Directors of the Company or any committee thereof or the Board of Directors or similar governing body of any Subsidiary of the Company or any committee thereof, or to the knowledge of Seller, to any director or officer of Seller or any Subsidiary of Seller. 2.6. Broker’s Fees. Other than as set forth in Section 2.6 of the Seller Disclosure Schedule, neither the Company nor any of its Subsidiaries nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability or obligation for any broker’s fees, commissions or finder’s fees in connection with the transactions contemplated hereby. 2.7. Absence of Certain Changes or Events. (a) Since October 31, 2025, there has not been any effect, change, event, circumstance, condition, occurrence or development that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company.

-10- The term “Material Adverse Effect” means, with respect to Purchaser, the Company or Holdco, as the case may be, any effect, change, event, circumstance, condition, occurrence or development that, either individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries taken as a whole (provided, however, that Material Adverse Effect shall not be deemed to include the impact of (A) changes, after the date hereof, in U.S. generally accepted accounting principles (“GAAP”), IFRS or applicable regulatory accounting requirements, (B) changes, after the date hereof, in applicable Laws, rules or regulations or in the interpretations or enforcement thereof by courts or Governmental Authorities, (C) changes, after the date hereof, in global, national or regional political conditions (including the outbreak or escalation of war, armed hostilities or acts of terrorism or cyberterrorism) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally and not specifically relating to such party or its Subsidiaries, (D) any international tariffs, trade policies or similar “trade” actions, (E) changes, after the date hereof, resulting from hurricanes, earthquakes, tornados, floods, fires or other natural or manmade disasters or from any outbreak of any disease, pandemic or other public health event, (F) public disclosure of the transactions contemplated hereby or actions expressly required by this Agreement or that are taken with the prior written consent of the other parties in contemplation of the transactions contemplated hereby (including any effect on a party’s relationship with its employees, clients, customers or its other business relationships), (G) a decline in the trading price of a party’s common stock or ordinary shares or a reduction in a party’s credit rating, in and of itself, or the failure, in and of itself, to meet earnings projections or internal financial forecasts, but not, in each case of this clause (G), including any underlying causes thereof, or (H) any shareholder or derivative litigation (or equivalent) arising from or relating to this Agreement or the transactions contemplated hereby; except, with respect to subclause (A), (B), (C), (D) or (E), to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries, taken as a whole, as compared to other similarly situated companies in the industry in which such party and its Subsidiaries operate). (b) Since October 31, 2025 through the date hereof, the Company and its Subsidiaries (i) have carried on their respective businesses in all material respects in the ordinary course and (ii) have not taken any actions that would require Purchaser’s consent under Sections 5.2(a), 5.2(b)(ii), 5.2(e), 5.2(j), 5.2(o), 5.2(q), 5.2(r) or 5.2(s) (solely to the extent related to the foregoing sections) of this Agreement. 2.8. Legal Proceedings. Since October 31, 2023, except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, neither the Company nor any of its Subsidiaries is or has been (a) a party to any, and there are and have been no pending or, to the knowledge of Seller, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against the Company or any of its Subsidiaries or any of their current or former directors or executive officers (in each of their capacities as such) or (b) any injunction, order, judgment, decree, ruling, regulatory restriction, or writ (“Order”) of any Governmental Authority imposed upon the Company, any of its Subsidiaries or any of their

-11- current or former directors or executive officers (in each of their capacities as such) or the assets of the Company or any of its Subsidiaries. 2.9. Taxes and Tax Returns. Except as would not reasonably be expected to have a Material Adverse Effect on the Company (in the case of representations relating to the Company and its Subsidiaries) or on Holdco (in the case of representations relating to Holdco): (a) Holdco, the Company and the Company’s Subsidiaries have filed with the appropriate Taxing Authorities all Tax Returns required to be filed by them, and all such Tax Returns are true, complete, and correct in all respects. Holdco, the Company and the Company’s Subsidiaries have duly and timely paid all Taxes that are required to have been paid by them and are due and payable, whether or not shown on such Tax Returns, except for Taxes that are being contested in good faith in appropriate proceedings and for which adequate reserves have been established on the financial statements in accordance with IFRS. None of Holdco, the Company or any of the Company’s Subsidiaries has requested an extension in respect of the filing of any Tax Returns (other than extensions of time to file Tax Returns obtained in the ordinary course of business). The Company and the Company’s Subsidiaries have made adequate provision for all Taxes in the Company Historical Financial Statements in accordance with IFRS. (b) None of Holdco, the Company or any of its Subsidiaries is treated for income Tax purposes as resident in a country other than the country of its organization. None of Holdco, the Company and the Company’s Subsidiaries has filed, nor to the knowledge of Seller are any of them required to file, any income Tax Return in any country other than the country of its organization. No jurisdiction in which Holdco, the Company or any of the Company’s Subsidiaries does not file a Tax Return of a particular type has asserted in writing a claim that such entity is required to file Tax Returns of such type or is subject to Taxes of such type in such jurisdiction, which claim has not yet been resolved. (c) No asset of Holdco, the Company or any of the Company’s Subsidiaries is subject to any Liens for Taxes other than Permitted Liens. (d) There are (i) no Tax Proceedings currently underway, pending, or threatened in writing against Holdco, the Company or any of the Company’s Subsidiaries, (ii) no deficiencies in respect of Taxes asserted or assessed in writing by any Taxing Authority against Holdco, the Company or any of the Company’s Subsidiaries that have not been fully paid or otherwise resolved, and (iii) no outstanding agreements, arrangements or waivers extending the statutory limitation period with respect to the assessment or collection of Taxes of Holdco, the Company or any of the Company’s Subsidiaries, other than any extensions obtained in the ordinary course of business. (e) Holdco, the Company and the Company’s Subsidiaries (i) have withheld and remitted to the relevant Taxing Authority all Taxes required by applicable Law to have been so withheld and remitted on account of withholding Tax in connection with amounts paid or owing to any employee, creditor, stockholder or independent contractor, and (ii) have complied with all information reporting and recordkeeping requirements under applicable Law relating thereto.

-12- (f) Holdco, the Company and the Company’s Subsidiaries (i) have collected and remitted to the relevant Taxing Authority all Taxes required by applicable Law to have been collected and paid upon the sale of goods or services in connection with amounts received or owing from any customer, (ii) have properly obtained any exemption certificates and input credit documents with respect to the sale of goods or services where required under applicable Law, and (iii) have complied with all information reporting and recordkeeping requirements under applicable Law relating thereto. (g) None of Holdco, the Company and the Company’s Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than (x) any commercial Contracts not primarily related to Taxes (“Ordinary Course Commercial Agreements”) or (y) any such agreement or arrangement solely between or among Holdco, the Company and/or its Subsidiaries). (h) None of Holdco, the Company and the Company’s Subsidiaries (i) is or has ever been a member of any consolidated, combined, unitary or affiliated Tax group for which the statute of limitations is open (other than a group of which Holdco or the Company is or was the common parent), or (ii) is liable for the Taxes of any other person (other than Holdco, the Company and the Company’s Subsidiaries) as a transferee, successor or by Contract (other than Ordinary Course Commercial Agreements), with respect to Taxes pursuant to which it will have any obligation to make any payments for Taxes after the Closing. (i) None of Holdco, the Company and the Company’s Subsidiaries will be required to include any item of income in, or to exclude any item of deduction from, taxable income in any taxable period (or portion thereof) ending after the Closing Date as a result of (i) any Tax ruling, closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law), installment sale or open transaction received or entered into prior to the Closing, (ii) any accounting method change effected prior to the Closing, or (iii) any prepaid amount received prior to the Closing. (j) As used in this Agreement, the term “Tax” or “Taxes” means all income, excise, gross receipts, ad valorem, profits, gains, property, capital, sales, use, transfer, real estate transfer, tariff, stamp, license, payroll, employment, social security, severance, unemployment, withholding, duties, excise, windfall profits, intangibles, franchise, backup withholding, value added, goods and services, consumption, harmonized sales, alternative or add-on minimum, estimated and other taxes, charges, levies or like assessments of any kind in the nature of taxes imposed by any Governmental Authority whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions. “Taxing Authority” means any Governmental Authority exercising any authority to impose, regulate or administer the imposition of Taxes. “Tax Proceeding” means any audit, court or administrative proceeding, action, suit, investigation or other dispute or similar claim by a Taxing Authority with respect to any Tax matter.

-13- “Tax Return” means any return, election, estimate, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Taxing Authority. Notwithstanding anything to the contrary in this Agreement, the representations and warranties contained in this Section 2.9, and, to the extent specifically referring to Tax matters, Section 2.10 and Section 2.17, constitute the sole representations and warranties of the Crown Parties relating to Taxes and Tax matters and no other provisions of this Agreement shall be interpreted as containing any representation or warranty with respect thereto. 2.10. Employees. (a) Section 2.10(a) of the Seller Disclosure Schedule sets forth an accurate and complete list of each material Company Benefit Plan and separately identifies each such Company Benefit Plan that is not maintained by the Company or any of its Subsidiaries. For purposes of this Agreement, the term “Company Benefit Plans” means all employee benefit plans and all equity, stock purchase, profit-sharing, bonus or incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, termination, change in control, retention, employment, welfare, insurance, disability, health, medical, vacation or other leave, fringe or other benefit plans, programs, agreements, contracts, policies, arrangements or remuneration of any kind, whether or not in writing and whether or not funded, with respect to which the Company is a party or has any current or future obligation or that are maintained, contributed to or sponsored by Seller, the Company or any of their Subsidiaries, for the benefit of any current or former employee, officer, director or independent contractor of the Company or any of its Subsidiaries, in each case, other than those required to be maintained or contributed to by applicable Law. (b) With respect to each material Company Benefit Plan, the Company has made available to Purchaser, to the extent applicable, true and complete copies of (i) the Company Benefit Plan document, including any amendments thereto, and all related trust documents or other funding vehicles, (ii) a written description of such material Company Benefit Plan if such plan is not set forth in a written document, (iii) all summary plan descriptions, amendments, modifications or material supplements, (iv) the most recently prepared actuarial report and (v) all material correspondence to or from any Governmental Authority in the last three years. (c) Each Company Benefit Plan (including any related trusts) has been established, operated and administered in compliance with its terms and applicable Laws, including government taxation and funding requirements, in each case, except as would not, individually or in the aggregate, reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company and its Subsidiaries. (d) No Company Benefit Plan provides for any post-employment or post- retirement health or medical or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof, except as may be required by applicable Law.

-14- (e) All contributions required to be made to any Company Benefit Plan by applicable Law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Company Benefit Plan, since October 31, 2023, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of the Company to the extent required by GAAP, in each case, except as would not, individually or in the aggregate, reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company and its Subsidiaries. (f) There are no pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted, and, to the Company’s knowledge, no set of circumstances exists which may reasonably give rise to a claim or lawsuit, against the Company Benefit Plans, any fiduciaries thereof with respect to their duties to the Company Benefit Plans or the assets of any of the trusts under any of the Company Benefit Plans, except as would not, individually or in the aggregate, reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company and its Subsidiaries. (g) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby would (either alone or in conjunction with any other event) result in the acceleration of vesting, exercisability, funding or delivery of, or increase in the amount or value of, any payment, right or other benefit to any employee, officer, director or other service provider of the Company or any of its Subsidiaries under any Company Benefit Plan or otherwise (excluding any of the foregoing arising under or by virtue of any benefit plan of Buyer or its Affiliate or any Company Benefit Plan directed to be implemented by Buyer), or result in any limitation on the right of the Company or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Company Benefit Plan or related trust on or after the Effective Time. (h) Neither the Company nor any Subsidiary has any obligation to provide, and no material Company Benefit Plan provides any individual with the right to a gross-up or reimbursement or other payment of Taxes, interest or penalties incurred under applicable Law. 2.11. Labor Matters. (a) Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or other agreement with a labor union or like organization (each, a “Collective Bargaining Agreement”), and, to the knowledge of Seller, as of the date of this Agreement, there are no activities or proceedings by any individual or group of individuals, including representatives of any labor organizations or labor unions, to organize any employees of the Company or any of its Subsidiaries. (b) As of the date of this Agreement, there is no, and, since December 31, 2023, there has been no, strike, lockout, slowdown, work stoppage, or other labor dispute, arbitration or grievance pending or, to the knowledge of Seller, threatened against the Company or any of its Subsidiaries, in each case, except as would not, individually or in the aggregate,

-15- reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company and its Subsidiaries. (c) The Company and its Subsidiaries are in compliance with, and since October 31, 2023, have complied with all laws regarding employment and employment practices, terms and conditions of employment, wages and hours, paid sick leave, classification of employees and independent contractors, equitable pay practices, privacy rights, labor disputes, employment discrimination, sexual or racial harassment or discrimination, workers’ compensation or long-term disability policies, retaliation, immigration, family and medical leave, occupational safety and health and other laws in respect of any reduction in force (including notice, information and consultation requirements), in each case, except as would not, individually or in the aggregate, reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company and its Subsidiaries. (d) (i) No allegations of sexual harassment, sexual misconduct or discrimination have been made since October 31, 2023 against any officer or director of the Company or any employee of the Company at the level of FC9 or above (“Covered Employee”), (ii) since October 31, 2023, neither the Company nor any of its Subsidiaries has entered into any settlement agreement related to allegations of sexual harassment, sexual misconduct or discrimination by any Covered Employee, and (iii) there are no proceedings currently pending or, to the knowledge of Seller, threatened related to any allegations of sexual harassment, sexual misconduct or discrimination by any Covered Employee. 2.12. Compliance with Applicable Law. (a) The Company and each of its Subsidiaries hold, and have at all times since October 31, 2023 held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, and to the knowledge of Seller, no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened. (b) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, since October 31, 2023, the Company and each of its Subsidiaries have complied with and are not in default or violation under any Law relating to the Company or any of its Subsidiaries, including any Laws relating to banking, lending, deposit-taking, trust, fiduciary, usury, consumer protection, fair lending, anti- redlining, anti-money laundering, sanctions, or similar Laws applicable to the business of the Company or any of its Subsidiaries (“Banking Laws”). (c) Without limitation, since October 31, 2023, none of the Company or any of its Subsidiaries, or to the knowledge of Seller, any of its or their respective directors, officers or employees, or any of its or their agents or other persons acting on behalf of the Company or any of its Subsidiaries has, directly or indirectly (i) used any funds of the Company or any of its

-16- Subsidiaries for unlawful contributions, unlawful gifts or unlawful entertainment, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of the Company or any of its Subsidiaries, (iii) violated the Foreign Corrupt Practices Act of 1977, as amended, or any similar anti-bribery, anti-corruption or anti-money laundering Laws in the applicable jurisdictions, (iv) established or maintained any unlawful fund of monies or other assets of the Company or any of its Subsidiaries, (v) made any fraudulent entry on the books or records of the Company or any of its Subsidiaries or (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for the Company or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for the Company or any of its Subsidiaries, (vii) been the subject of any allegation, voluntary disclosure, investigation, prosecution or other enforcement action relating to the foregoing, (viii) been subject to any sanctions or embargoes under any Laws relating to export controls, import controls, economic sanctions, embargoes, anti-boycott requirements or similar Laws administered or enforced by any Governmental Authority (“Trade Control Laws”), or (ix) is, or has been, involved in any dealings with any person that is the target of sanctions under any Trade Control Laws, including any person on the Specially Designated Nationals and Blocked Persons List maintained by the U.S. Department of the Treasury's Office of Foreign Assets Control or any equivalent list maintained by any other Governmental Authority (a “Sanctioned Person”) or in, or with, any country or territory that is, or whose government is, the subject or target of comprehensive territorial sanctions under any Trade Control Laws (a “Sanctioned Country”), in each case of clauses (i) through (ix), except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. (d) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, the Company and its Subsidiaries are, and since October 31, 2023 have been, conducting operations at all times in compliance with applicable financial recordkeeping and reporting requirements of applicable money laundering prevention laws in jurisdictions where the Company or its Subsidiaries conduct business. The Company and each of its Subsidiaries has not, nor to the knowledge of Seller, has any other person on behalf of the Company or any of its Subsidiaries that qualifies as a “financial institution” under applicable money laundering prevention laws, in each case since October 31, 2023, knowingly acted, by itself or in conjunction with another, in any act in connection with the concealment of any currency, securities or other proprietary interest that is the result of a felony as defined in applicable money laundering prevention laws (“Unlawful Gains”), nor knowingly accepted, transported, stored, dealt in or brokered any sale, purchase or any transaction of other nature for Unlawful Gains. (e) The Company and each of its Subsidiaries have properly administered in all material respects all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable Law; and none of the Company, any of its Subsidiaries or any of its or its Subsidiaries’ directors, officers or employees, has committed any material breach of trust or fiduciary duty with respect to any such

-17- fiduciary account, and the accountings for each such fiduciary account are true, correct and complete and accurately reflect the assets of such fiduciary account in all material respects. (f) Since October 31, 2023, all of the deposits held by the Company and its Subsidiaries, as applicable (including the records and documentation pertaining to such deposits) have been established, and are held in compliance in all material respects with (i) any applicable policies, practices and procedures of the Company and its Subsidiaries, and (ii) any applicable Laws, including any Banking Laws, anti-money laundering Laws, anti-terrorism Laws and anti- corruption Laws, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. 2.13. Certain Contracts. (a) Except as set forth in Section 2.13(a) of the Seller Disclosure Schedule, as of the date hereof, neither the Company nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or agreement (“Contract”), but excluding any Company Benefit Plan and any Contract solely among the Company and any wholly owned Subsidiaries of the Company or solely among wholly owned Subsidiaries of the Company that is: (i) any employment contract with employees earning an annual salary in excess of $250,000 or change-of-control agreement with any present or former officer, employee or director under which material obligations of the Company or any of its Subsidiaries remain outstanding as of the date hereof; (ii) any exclusive dealing Contract or any Contract that restricts the Company’s or any of its Subsidiaries’ ability in any material respect to conduct any line of business or, upon consummation of the Share Purchase, will materially restrict the ability of the Company or any of its Subsidiaries to engage in any line of business or in any geographic region (including any material exclusivity provisions that would have such effect), other than any restrictions required by law or applicable Governmental Authorities; (iii) any Contract that is with or to a labor union or guild (including any Collective Bargaining Agreement); (iv) any Contract that provides for (A) the sale by the Company or any of its Subsidiaries of any goods or services, or providing for payments to the Company or any of its Subsidiaries, in each case in excess of $1,000,000 per annum (in each case, other than any Loans, provisions of credit services or other arrangements in the ordinary course of business) or (B) the purchase of materials, supplies, goods, services, equipment or other assets (other than those specified elsewhere in this Section 2.13(a)) that provides for annual payments by the Company and any of its Subsidiaries in excess of $1,000,000; (v) any Contract that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of the Company or its Subsidiaries; (vi) any Contract that is a consulting agreement or data processing, software programming or licensing contract involving the payment of more than $3,000,000 per

-18- annum (other than any such Contracts which are terminable by the Company or any of its Subsidiaries on ninety (90) days or less notice without any required payment or other conditions, other than the condition of notice); (vii) any material joint venture, partnership, limited liability company or other similar agreement or arrangement (excluding introducing broker agreements or any other agreements entered into in the ordinary course of business) that is material to the Company and its Subsidiaries, taken as a whole; (viii) any Contract relating to the acquisition or disposition of any material business or material assets (whether by merger, sale of stock or assets or otherwise), entered into since October 31, 2022 (other than Contracts entered into in the ordinary course of business) which acquisition or disposition is not yet complete or where such Contract contains outstanding obligations (other than customary indemnity obligations) that are material to the Company and its Subsidiaries, taken as a whole; (ix) any Contract with any Governmental Authority that imposes any material obligation or restriction on the Company or its Subsidiaries, other than any settlement, consent or similar agreement (which is governed by clause (xi) below); (x) any Contract under which the Company or any of its Subsidiaries grants or receives a license or other right under, or covenant not to sue or immunity with respect to, any third party Intellectual Property, which license, right, covenant or immunity is material to the business of the Company or any of its Subsidiaries, taken as a whole excluding (A) any non- exclusive license granted to or received from vendors, service providers, contractors or customers in the ordinary course of business and (B) any non-exclusive licenses received for commercially available or open source Software; (xi) any Contract that is a settlement, consent or similar agreement entered into since October 31, 2023 and contains any material continuing obligations of the Company or its Subsidiaries; (xii) any Contract that is a real property lease pursuant to which the annualized base rent for the lease year that includes December 31, 2025, was in excess of $400,000; and (xiii) any Contract that (A) relates to the incurrence of indebtedness by the Company or any of its Subsidiaries, including any sale and leaseback transactions, capitalized leases and other similar financing arrangements (other than deposit liabilities, trade payables, federal funds purchased, advances and loans from the central banks and securities sold under agreements to purchase, in each case, incurred in the ordinary course of business) or (B) provides for the guarantee, pledge, support, indemnification, assumption or endorsement by the Company or any of its Subsidiaries of, or any similar commitment by the Company or any of its Subsidiaries with respect to, the obligations, liabilities or indebtedness of any other person, in the case of each of subclauses (A) and (B), in the principal amount of $5,000,000 or more. Each contract, arrangement, commitment or understanding of the type described in this Section 2.13, whether or not set forth in the Seller Disclosure Schedule, is referred to herein as a

-19- “Company Contract.” Seller has made available to Purchaser true, correct and complete copies of each Company Contract in effect as of the date hereof. (b) Except as would not be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company, (i) each Company Contract is valid and binding on the Company or one of its Subsidiaries, as applicable, and in full force and effect; (ii) the Company and each of its Subsidiaries has complied with and performed all obligations required to be performed by it to date under each Company Contract; (iii) to the knowledge of Seller, each third-party counterparty to each Company Contract has complied with and performed all obligations required to be performed by it to date under such Company Contract; (iv) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a default on the part of the Company or any of its Subsidiaries under any such Company Contract; and (v) neither Seller nor any of its Subsidiaries has knowledge of, nor has received notice of, any violation of any Company Contract by any of the other parties thereto. 2.14. Agreements with Governmental Authorities. Neither the Company nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or is subject to any capital directive by, or since October 31, 2023, has been a recipient of any supervisory letter from, or since October 31, 2023, has adopted any policies, procedures or board resolutions at the request of any Regulatory Agency that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its liquidity and funding policies and practices, its ability to pay dividends, its credit or risk management or compliance policies, its internal controls, its management or its business, or since October 31, 2023, has been advised in writing by any Regulatory Agency that such Regulatory Agency is considering issuing, initiating or ordering an action that would restrict the business of the Company or any of its Subsidiaries in any material respect. 2.15. Environmental Matters. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company and its Subsidiaries, the Company and its Subsidiaries are in compliance, and have complied since October 31, 2023, with any federal, state or local law, regulation, order, decree, permit, authorization, common law or agency requirement relating to: (a) the protection or restoration of the environment, health and safety as it relates to hazardous substance exposure or natural resource damages, (b) the handling, use, presence, disposal, or release of, or exposure to, any hazardous substance, or (c) noise, odor, wetlands, indoor air, pollution, contamination or any injury to persons or property from exposure to any hazardous substance (collectively, “Environmental Laws”). There are no legal, administrative, arbitral or other proceedings, claims or actions, or to the knowledge of Seller, any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on the Company or any of its Subsidiaries of any liability or obligation arising under any Environmental Law pending or threatened in writing against the Company, which liability or obligation would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company.

-20- 2.16. Investment Securities and Commodities. (a) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, each of the Company and its Subsidiaries has good title to all securities and commodities owned by it (except those sold under repurchase agreements or held in any fiduciary or agency capacity), free and clear of any Lien (other than Permitted Liens), except to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of the Company or its Subsidiaries. (b) The Company and its Subsidiaries employ investment, securities, commodities, risk management and other policies, practices and procedures that the Company believes are prudent and reasonable in the context of their respective businesses. Prior to the date of this Agreement, the Crown Parties have caused the Company to, and the Company has, made available to Purchaser such written policies, practices and procedures. 2.17. Real Property. The Company and each Subsidiary of the Company (a) has good and marketable title to all real property reflected in the latest audited balance sheet included in the Company Historical Financial Statements as being owned by the Company or a Subsidiary of the Company or acquired after the date thereof which are material to the Company and its Subsidiaries, taken as a whole (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “Company Owned Properties”), free and clear of all Liens (other than (i) statutory Liens securing payments not yet due and payable, (ii) Liens for Taxes, assessments or other governmental charges or levies not yet due and payable or being contested in good faith by appropriate proceedings, (iii) mechanics', carriers', workmen's, repairmen's or other like common law or statutory Liens arising or incurred in the ordinary course of business, (iv) deposits to secure the performance of bids, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other similar obligations, in each case, in the ordinary course of business, (v) easements, rights of way, zoning ordinances and other similar encumbrances affecting real property that do not materially adversely affect the value or use of the properties or assets subject thereto, (vi) Liens arising under applicable securities laws, and (vii) such other Liens or imperfections in title that do not, individually or in the aggregate, materially impair the value of, or the continued use and operation of the assets to which they relate in the conduct of business as currently conducted, collectively “Permitted Liens”), (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in the Company Historical Financial Statements or acquired after the date thereof which are material to the Company and its Subsidiaries, taken as a whole (except for leases that have expired by their terms since the date thereof) (“Company Leased Property”, and, together with the Company Owned Properties, “Company Real Property”), free and clear of all Liens, except for Permitted Liens, and (c) has not received written notice that it has breached or violated in any material respect, or defaulted under, any lease of Company Leased Property. There are no pending or, to the knowledge of Seller, threatened, condemnation proceedings against Company Real Property. 2.18. Intellectual Property. (a) Section 2.18(a) of the Seller Disclosure Schedule sets forth a complete and accurate list as of the date hereof of all Intellectual Property that is owned by the Company or

-21- any of its Subsidiaries (the “Company-Owned IP”) that are issued by, registered with, renewed by or the subject of a pending application before any Governmental Authority or Internet domain name registrar (the “Company-Owned Registered IP”), indicating for each item, as applicable, (i) the record owner, (ii) the applicable jurisdiction, (iii) the issuance, registration, or application number, and (iv) the filing date and issuance, registration, or grant date. (i) For purposes of this Agreement, (i) “Intellectual Property” means any and all intellectual property and other proprietary rights anywhere in the world, including in or to any of the following: (A) trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, logos, symbols, trade dress, assumed names, fictitious names, trade names, and other indicia of origin, all applications and registrations for the foregoing, and all common law rights and goodwill associated therewith and symbolized thereby, including all renewals of same (collectively, “Trademarks”); (B) inventions and discoveries, whether patentable or not, and all patents, invention disclosures and applications therefor, including divisions, continuations, continuations-in-part, extensions and reissues; (C) confidential proprietary information and trade secrets (including with respect to inventions, discoveries, ideas, improvements, information, know-how, data and databases, including processes, schematics, business methods, algorithms, formulae, drawings, specifications, prototypes, models, designs, customer lists and supplier lists) (collectively, “Trade Secrets”); (D) published and unpublished works of authorship (including with respect to Software, website and mobile content, application programming interfaces, architecture, data, databases, and other compilations of information), copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof, and any common law rights and moral rights associated therewith; and (E) Internet domain names and URLs; and (ii) “Software” means all computer software of any type (in any form, including object code or source code format), and related documentation and materials, and all rights therein. (b) Except as has not had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company, (i) all Company- Owned Registered IP is subsisting, and the issued and granted items therein are not invalid or, to the knowledge of Seller, unenforceable, (ii) no Company-Owned Registered IP is subject to any outstanding Order adversely affecting the validity, scope or enforceability thereof, and no Company-Owned IP is subject to any outstanding order adversely affecting the Company’s or its Subsidiaries’ ownership or use of, or rights in or to, any such Company-Owned IP, and (iii) since October 31, 2023, neither the Company nor any of its Subsidiaries has received any written notice, and there is no proceeding pending or, to the knowledge of Seller, threatened, challenging the validity, scope, or enforceability, or the Company’s or its Subsidiaries’ rights to, any Company-Owned IP. (c) Except as has not had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company, the Company and its Subsidiaries (i) own, free and clear of all Liens (other than Permitted Liens), all Company- Owned IP, (ii) have valid and sufficient rights to use and otherwise exploit all other Intellectual Property that is used in or necessary for the conduct of their respective businesses as currently conducted, and (iii) taking into account and giving effect to the other Transaction Documents (including the services to be provided to the Company and its Subsidiaries under the Transition Services Agreement), and assuming all approvals, consents and permits necessary in connection

-22- with the consummation of the transactions contemplated by this Agreement and the other Transaction Documents have been obtained, will continue to have such rights or to services providing the benefit of such rights. (d) Except as has not had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company, (i) neither the Company nor any of its Subsidiaries, nor the conduct of their respective businesses by the Company and its Subsidiaries, infringes, misappropriates, dilutes or otherwise violates, nor has infringed, misappropriated, diluted or otherwise violated since October 31, 2023, any Intellectual Property of any person, and (ii) since October 31, 2023, neither the Company nor any of its Subsidiaries has received any written notice (including any cease and desist letters or invitations to take a license), and there is no Proceeding pending or, to the knowledge of Seller, threatened, regarding any of the foregoing. (e) To the knowledge of Seller, except as has not had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company, since October 31, 2023, no person has infringed, misappropriated or otherwise violated any Company-Owned IP. Neither the Company nor any of its Subsidiaries has, since October 31, 2023, asserted or threatened to assert any Proceeding against any person regarding any such infringement, misappropriation or other violation of Company-Owned IP that could reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company. (f) The Company and its Subsidiaries have taken commercially reasonable measures to protect the confidentiality and value of all material Trade Secrets (including with respect to material source code) that are included in the Company-Owned IP or that they otherwise have a duty to keep confidential. Except as has not had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company, since October 31, 2023, no such Trade Secrets have been made available to, or to the knowledge of Seller, discovered by, any person except subject to valid confidentiality and non- disclosure obligations requiring any such person to maintain the confidentiality thereof, and, to the knowledge of Seller, such obligations have not been breached in any material respect. (g) Except as has not had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company, since October 31, 2023, each person who created or developed, or contributed to the creation or development of, any material Intellectual Property for or on behalf of the Company or any of its Subsidiaries has executed and delivered to the Company or any of its Subsidiaries, as applicable, a valid written Contract containing an irrevocable present assignment to the Company or any of its Subsidiaries, as applicable, of all of such person’s right, title and interest in any such Intellectual Property, or such Intellectual Property is otherwise owned by the Company or its Subsidiaries as a matter of applicable Law. (h) Except as has not had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company, neither the Company nor any of its Subsidiaries has distributed or made available (including for remote interaction) any Software that is subject to any open source license, in each case, in a manner

-23- that has required the Company or any of its Subsidiaries to (i) disclose, distribute or make available any source code of its proprietary Software, (ii) refrain from charging fees or other consideration, or limit the fees or consideration that it may charge, in connection with such proprietary Software, (iii) grant any license or other right to decompile or reverse-engineer such proprietary Software or (iv) permit any person to make derivative works of such proprietary Software. Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries have complied with their respective obligations under their applicable Contracts relating to such open source licenses. (i) Except as has not had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company, the Company and its Subsidiaries have complied with applicable Laws and Contracts to which it is a party or is otherwise bound relating to the development, implementation, deployment, training, improvement, testing or other use of AI Technology. (j) For purposes of this Agreement, “AI Technology” means any and all machine learning, deep learning, and other artificial intelligence technologies, including statistical learning algorithms, large language models and neural networks, and all Software implementations of any of the foregoing. 2.19. IT; Data Privacy Matters. (a) Except as has not had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company, since October 31, 2023, (i) there have not been any failures, breakdowns, or continued substandard performance affecting the IT Assets owned or held by the Company or any of its Subsidiaries that have caused any disruption or interruption in any such IT Assets and that have not been remedied, and (ii) such IT Assets (A) operate and perform in accordance with their documentation and functional specifications and otherwise as required by the Company or any of its Subsidiaries, as applicable, in connection with its business as currently conducted, and (B) to the knowledge of Seller, are free from bugs, defects, “back doors,” “drop dead devices,” “time bombs,” “Trojan horses,” “viruses,” “worms,” “spyware” (in each case, as such terms are commonly understood in the software industry), or any other malicious code intended to disable or facilitate access to IT Assets without proper authorization. (b) Except as has not had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company, since October 31, 2023, the Company and its Subsidiaries have complied with its and their respective Data Security Requirements and have not received any complaint, demand letter, or notice of claim from any person (including any Governmental Authority) alleging any violation of its or their respective Data Security Requirements. (c) The Company and its Subsidiaries have implemented and maintained in place commercially reasonable physical, technical, organizational, and administrative safeguards that are designed to protect all Company Personal Information that is in the Company’s or any of its Subsidiaries’ possession or control, or is otherwise processed by the Company or any of its Subsidiaries, from Data Security Incidents.

-24- (d) Except as has not had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company, since October 31, 2023, (i) there have been no Data Security Incidents affecting the IT Assets of the Company or any of its Subsidiaries, or any Company Personal Information, (ii) the Company or any of its Subsidiaries has not notified, nor has been required to notify, any Governmental Authority or other person of any Data Security Incident, and (iii) neither the Company nor any of its Subsidiaries has paid any person in connection with any Data Security Incidents pursuant to a request for payment from or on behalf of such perpetrator. (e) Except where the failure to do so would not be material to the Company and its Subsidiaries, taken as a whole, (i) since October 31, 2023, the Company and its Subsidiaries have, to the extent required of them under applicable Data Security Requirements, contractually obligated all persons who host or hold Personal Information on behalf of the Company and its Subsidiaries to take commercially reasonable measures to protect and secure such Personal Information from Data Security Incidents, and (ii) to the knowledge of Seller, there has not been any breach by such persons of such obligations. (f) Since October 31, 2023, the Company and its Subsidiaries have conducted or undergone commercially reasonable privacy and data security audits relating to the Processing of Personal Information or Trade Secrets, in each case, owned or held for use by the Company and its Subsidiaries at reasonable intervals. (i) For purposes of this Agreement, (i) “Company Personal Information” means Personal Information that is in the Company’s or any of its Subsidiaries’ possession or control or is otherwise Processed by or on behalf of the Company or any of its Subsidiaries; (ii) “Data Security Incident” means any (A) unauthorized or unlawful Processing of any data including Personal Information, and (B) any cyberattack, including ransomware and denial of service (DoS); (iii) “Data Security Requirements” means, to the extent applicable to and binding on the Company or any of its Subsidiaries and concerning data protection, privacy and cybersecurity, (A) applicable Law, (B) applicable guidelines, requests and procedures issued by relevant Governmental Authorities, (C) industry practices, (D) any Contract to which the Company or any of its Subsidiaries is bound and (E) any publicly facing statements or policies published or adopted by the Company or any of its Subsidiaries; (iv) “IT Assets” means technology devices, computers, Software, servers, networks, workstations, routers, hubs, circuits, switches, data communications lines, and all other information technology equipment, and all data stored therein or processed thereby, and all associated documentation; (v) “Personal Information” means any and all information that alone or with other information held by the Company and its Subsidiaries (A) identifies or could be used to identify an individual natural person or household or (B) constitutes “personal information,” “personal data,” “personally identifiable information,” “PII,” or any similar term as defined under applicable privacy or data security Laws; and (vi) “Process” or “Processing” means the access, receipt, collection, compilation, storage, processing, sharing, transfer (including cross-border), transmission, disclosure, disposal, destruction or use of data and information (including Personal Information). 2.20. Intercompany Contracts. Except for (a) the Transaction Documents or (b) Contracts that will automatically terminate at the Closing pursuant to their terms without any ongoing obligations to the Company or any of its Subsidiaries, Section 2.20 of the Seller

-25- Disclosure Schedule sets forth all contracts or agreements to provide goods, services or other benefits between or among Seller or any “related party” (as such term is defined under IFRS) of Seller (other than the Company or any of its Subsidiaries), on the one hand, and the Company or any of its Subsidiaries, on the other hand (collectively, the “Intercompany Contracts”). All such Intercompany Contracts, and all other accounts, notes or loan payables and advances (cash or otherwise) or any other extensions of credit that are (A) payable by Seller or any “related party” (as such term is defined under IFRS) of Seller (other than the Company or any of its Subsidiaries) to the Company or any of its Subsidiaries or (B) receivable by Seller or any of its related parties (other than the Company or any of its Subsidiaries) from the Company or any of its Subsidiaries, were made on an arm’s-length basis and on commercially reasonable terms. 2.21. Loan Portfolio. (a) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, each loan, loan agreement, credit facility, letter of credit or other extension of credit (including guarantees) or commitment to extend credit (collectively, “Loans”) made or entered into by the Company or any of its Subsidiaries that is outstanding: (i) is the legal, valid and binding obligation of the Company or such Subsidiary and the counterparty or counterparties thereto, enforceable in accordance with its terms, subject to limitations by bankruptcy, insolvency, moratorium, reorganization or similar laws of general applicability affecting the rights of the creditors generally and the availability of equitable remedies (the “Enforceability Exceptions”), (ii) was solicited, originated, documented and is and has been maintained and, where applicable, serviced in compliance with the applicable credit policies and procedures of the Company and its Subsidiaries that were in force at such relevant times and in accordance with all applicable Laws, (iii) complies with all applicable Laws and (iv) is in full force and effect and (v) to the extent such Loan is intended to be secured, the Company or such Subsidiary has validly obtained a security interest in the related collateral and, subject to the Enforceability Exceptions, has taken all action reasonably necessary under applicable Law to perfect such security interest, including by filing, registration, possession or control, as applicable, so as to establish the priority of such security interest as provided under the applicable Loan documentation. (b) Section 2.21(b) of the Seller Disclosure Schedule sets forth a true, correct and complete list of all Loans with an outstanding principal balance of $1,000,000 or more as of May 1, 2026 that are classified by the Company or any of its Subsidiaries as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import. (c) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) each outstanding Loan has been solicited and originated and is administered and, where applicable, serviced, and the relevant files are being maintained in accordance with the relevant Loan documents, the underwriting standards of the Company and its Subsidiary and all applicable Laws and (ii) the Company and its Subsidiaries have properly fulfilled their respective contractual responsibilities and duties in connection with each Loan in respect of which the Company or any of its Subsidiaries acts as the lead lender or servicer and have complied with their duties as required under applicable regulatory requirements in respect thereof.

-26- (d) Since October 31, 2023, through the date of this Agreement, there has been no written demand made to the Company or any of its Subsidiaries for the repurchase of any Loan due to the alleged breach of any representation, warranty or covenant with respect to such Loan or due to alleged fraud relating thereto. Section 2.21(d) of the Seller Disclosure Schedule sets forth a true, correct and complete list, as of May 1, 2026, of all Loans with an outstanding principal balance of $1,000,000 or more as of May 1, 2026 that are more than thirty (30) days past due. (e) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Loan files with respect to each Loan contain all of the material documents and instruments evidencing the Loan or all material rights, obligations or interests related thereto. (f) The Company Historical Financial Statements present, in all material respects, as of their applicable dates, the level of reserves for defaults and loan impairments with respect to the loan and investment portfolios of the Company in accordance with applicable regulations. (g) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, all Derivative Transactions of the Company or any of its Subsidiaries in existence as of the date of this Agreement (i) were entered into for the account of the Company or one of its Subsidiaries, or for the account of one or more customers of the Company or any of its Subsidiaries (A) only in the ordinary course of business consistent with past practice and (B) in accordance with applicable Law and the policies, practices and procedures employed by the Company and its Subsidiaries and (ii) are in full force and effect and are legal, valid and binding obligations of the parties thereto enforceable in accordance with their terms, subject to the Enforceability Exceptions. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company and its Subsidiaries have duly performed their obligations under the Derivative Transactions to the extent required and there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder. As used herein, “Derivative Transactions” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, prices, values, or other financial or non-financial assets, credit-related events or conditions or any indexes, or any other similar transaction or combination of any of these transactions, including collateralized debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions. 2.22. Insurance. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on the Company, (a) the Company and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as are consistent with industry practice, and neither the Company nor its Subsidiaries has received written notice that they are in default under any such insurance policy and the material terms thereof, (b) each such insurance policy is outstanding and in full force and effect and provides for valid, legal and binding obligations of the parties thereto, enforceable in accordance with its terms (except in all cases as such enforceability may be limited by the

-27- Enforceability Exceptions), (c) all premiums and other payments due under any such insurance policy have been paid, and all claims thereunder have been filed in due and timely fashion, (d) since October 31, 2023, no claim for coverage by the Company or any of its Subsidiaries under any such insurance policy has been denied or disputed by the underwriters of such insurance policy, and (e) neither the Company nor any of its Subsidiaries has received written notice of any threatened termination of, material increase in premium of, or material alteration of coverage under, any such insurance policies. All material fraud‑related losses and related insurance recoveries, denials, reservations of rights and settlements, if any, have been accurately reflected in the Company’s books and records in accordance with applicable accounting standards in all material respects. 2.23. Sufficiency of Assets. Immediately following the Closing, (a) taking into account and giving effect to the other Transaction Documents (including the services to be provided to the Company and its Subsidiaries under the Transition Services Agreement) and (b) assuming all approvals, consents and permits necessary in connection with the consummation of the transactions contemplated by this Agreement and the other Transaction Documents have been obtained, the Company and its Subsidiaries will have good, valid and marketable title to, or with respect to any leased property, good, valid and enforceable leasehold interest in and right to use (including by means of ownership or rights pursuant to licenses or Contracts), all of the material properties, assets and rights necessary to conduct the businesses of the Company and its Subsidiaries in substantially the same manner in all material respects as the businesses and operations of the Company and its Subsidiaries have been conducted by the Company and its Subsidiaries during the twelve (12) month period immediately preceding the Closing. Nothing in this Section 2.23 is intended to or shall be treated as a representation with respect to infringement, misappropriation or other violation of Intellectual Property, which is set forth in Section 2.18. 2.24. No Other Representations or Warranties. (a) Except for the representations and warranties made by the Crown Parties in Article III and in this Article II, neither the Crown Parties nor any other person makes any express or implied representation or warranty to Purchaser with respect to the Crown Parties, the Company, the Company’s Subsidiaries or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, or the Share Purchase, and the Crown Parties hereby disclaim any such other representations or warranties. In particular, without limiting the foregoing disclaimer, except for the representations and warranties made by the Crown Parties in Article III and in this Article II, neither the Crown Parties nor any other person makes, has made or has been authorized to make any representation or warranty to Purchaser or any of Purchaser’s Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to the Company, any of its Subsidiaries or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, or (ii) any oral or written information presented or made available to Purchaser or any of Purchaser’s Affiliates or Representatives in the course of their due diligence investigation of the Crown Parties or the Company or its Subsidiaries, the negotiation of this Agreement or the transactions contemplated hereby.

-28- (b) The Crown Parties acknowledge and agree that neither Purchaser nor any other person on behalf of Purchaser has made or is making, and the Crown Parties have not relied upon, any express or implied representation or warranty other than those contained in Article IV. ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE CROWN PARTIES Except (a) as disclosed in the Seller Disclosure Schedule; provided, that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the Seller Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by the Crown Parties that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to have a Material Adverse Effect and (iii) any disclosures made with respect to a section of this Article III shall be deemed to qualify (1) any other section of this Article III specifically referenced or cross-referenced and (2) other sections of this Article III to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections, the Crown Parties hereby represent and warrant to Purchaser as follows: 3.1. Organization; Good Standing. Seller is a bank chartered under the laws of Canada and is duly organized, validly existing and in good standing, and Holdco is a Cayman Islands exempted company duly organized, validly existing and in good standing under the laws of the Cayman Islands. Each Crown Party has all requisite corporate power and authority to own, lease and operate their properties and to carry on their businesses as now conducted in all material respects and are duly qualified to do business as a foreign entity and in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not, either individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair such Crown Party from performing such Crown Party’s obligations hereunder on a timely basis or, in the case of Holdco, have a Material Adverse Effect on Holdco. 3.2. Authority; Enforceability; Non-Contravention. (a) Each Crown Party has all necessary corporate power and authority under all applicable Laws to execute and deliver this Agreement, the Shareholder Agreement, the Transition Services Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement or to be executed in connection with the transactions contemplated herein (the “Transaction Documents”) to which such Crown Party is a party and to consummate the transactions contemplated hereby. All actions on such Crown Party’s part required for the lawful execution and delivery of the Transaction Documents to which such Crown Party is a party and the consummation of the transactions have been taken as of the date hereof. No other corporate proceedings on the part of such Crown Party are necessary to approve the Transaction Documents to which such Crown Party is a party or to consummate the transactions contemplated hereby. No other corporate proceedings on the part of the Crown Parties are necessary to approve this Agreement or to consummate the Share Purchase and the

-29- other transactions contemplated hereby. This Agreement has been, and the other Transaction Documents to which such Crown Party is or will be a party shall be, duly and validly executed and delivered by such Crown Party and (assuming due authorization, execution and delivery by Purchaser and the other parties thereto), and the other Transaction Documents when executed and delivered by such Crown Party (assuming due authorization, execution and delivery by the other parties thereto) shall constitute, a valid and binding obligation of such Crown Party, enforceable against the Crown Parties in accordance with their respective terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions). (b) Neither the execution and delivery of this Agreement by the Crown Parties, nor the consummation by such Crown Party of the transactions contemplated hereby, nor compliance by such Crown Party with any of the terms or provisions hereof, will, as applicable, (i) violate any provision of such Crown Party’s Organizational Documents, (ii) assuming the consents, approvals, filings or registrations set forth in Section 3.3 are obtained or made, violate any Law applicable to such Crown Party, any of such Crown Party’s Subsidiaries or any of their respective properties or assets or (iii) conflict with, accelerate the performance of or result in the breach of or default of any indenture or Loan or credit agreement or any other agreement or instrument to which such Crown Party is a party or by which such Crown Party or such Crown Party’s properties may be affected or bound, except, in the case of subclauses (ii) and (iii) above, for such violations, conflicts, breaches or defaults which either individually or in the aggregate would not reasonably be expected to prevent, materially delay or materially impair such Crown Party from performing such Crown Party’s obligations hereunder on a timely basis. 3.3. Consents and Approvals. No consents or approvals of, or filings or registrations with, any Governmental Authority or other third party are required to be made or obtained by the Crown Parties, any of its Affiliates or any of its Subsidiaries in connection with the execution, delivery or performance by the Crown Parties of this Agreement, except for (i) the filing of the applications, filings or notices to or with the Governmental Authorities listed in Annex A and set forth on Section 6.1 of the Seller Disclosure Schedule, as applicable to the Crown Parties and their Affiliates, and approval of, or non-objection to, such applications, filings and notices; (ii) the Third Party Consents listed on Section 3.3 of the Seller Disclosure Schedule; (iii) applications, filings or notices pursuant to applicable securities law or listing rules with respect to the Share Purchase; and (iv) such other third party consents, approvals, filings or registrations the failure of which to be obtained would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company or materially delay or materially impair the Crown Parties from performing their obligations hereunder on a timely basis. To the knowledge of Seller, as of the date hereof, there is no fact or circumstance related to the Crown Parties and their Affiliates or the Share Purchase that gives Seller any reason to believe that the Requisite Regulatory Approvals will not be obtained or that will prevent or materially delay receipt of such approvals. 3.4. Ownership of Shares; No Other Assets and Liabilities. (a) Seller is the sole record and beneficial owner of all the issued and outstanding capital stock of Holdco, free and clear of all Liens (other than those arising under applicable securities Laws or restrictions on transfers under the Organizational Documents of Holdco). Holdco has good and marketable title to all of the Holdco Company Shares, free and

-30- clear of all Liens (other than those arising under applicable securities Laws or restrictions on transfers under the Organizational Documents of Holdco). (b) Except for the Holdco Company Shares, Holdco does not have any assets and does not have any liabilities or conduct any business (other than incident to its ownership of the Holdco Company Shares or relating to activities in connection with this Agreement and the transactions contemplated hereby) and has not conducted any business (other than incident to its ownership of the Holdco Company Shares or relating to activities in connection with this Agreement and the transactions contemplated hereby) since its formation. 3.5. Brokers. Except as set forth on Section 3.5 of the Seller Disclosure Schedule, the Crown Parties have not employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the transactions contemplated hereby for which the Company, Purchaser or any of their respective Affiliates would be liable. 3.6. Absence of Litigation. As of the date of this Agreement, there are no actions pending or threatened in writing against any Crown Party (a) that challenge the validity or consummation of the Share Purchase and the transactions contemplated by this Agreement, or (b) against or affecting such Crown Party that would reasonably be likely to materially impair the ability of such Crown Party to perform its obligations under this Agreement. 3.7. No Registration; Knowledge and Experience. Seller acknowledges that Purchaser Ordinary Shares to be delivered to Seller (or its applicable Affiliate) at the Closing have not been registered under the U.S. Securities Act of 1933, as amended, or any successor statute, and the rules and regulations promulgated thereunder (the “Securities Act”) or under any other applicable securities Laws. Seller (or its applicable Affiliate) (a) is acquiring the Purchaser Ordinary Shares for its own account solely for investment purposes and not with a present intention or plan to distribute such Purchaser Ordinary Shares to any person nor with a view to or for sale in connection with any distribution thereof, (b) will not sell or otherwise dispose of any of the Purchaser Ordinary Shares, except in compliance with the registration requirements or exemption provisions of the Securities Act, any other applicable securities laws and this Agreement and the Shareholder Agreement, as applicable, (c) has such knowledge and experience in financial and business matters and in investments of this type that it is capable of evaluating the merits and risks of its investment in the Purchaser Ordinary Shares and of making an informed investment decision in respect of the Purchaser Ordinary Shares, (d) is able to bear the economic risk of its investment in the Purchaser Ordinary Shares for an indefinite period, and (e) is an “accredited investor” (as that term is defined by Rule 501 of the Securities Act). Without limiting the foregoing, Seller has not engaged, and will not prior to the Closing engage, in any action that would cause the issuance of the Purchaser Ordinary Shares to require registration under the Securities Act. 3.8. Reliance on Exemptions. Seller acknowledges that the Purchaser Ordinary Shares are being offered and sold to Seller (or its applicable Affiliate) in reliance on one or more exemptions from the registration requirements of U.S. federal and state securities Laws and regulations. Seller further acknowledges that Purchaser is relying on the representations, warranties and agreements of Seller expressly set forth in this Agreement and

-31- made as of the date hereof in order to determine the availability of such exemptions and the eligibility of Seller (or its applicable Affiliate) to acquire the Purchaser Ordinary Shares. 3.9. No Other Representations or Warranties. (a) Except for the representations and warranties made by the Crown Parties in Article II and this Article III, neither the Crown Parties nor any other person makes any express or implied representation or warranty to Purchaser with respect to the Crown Parties, the Company, the Company’s Subsidiaries or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, or the transactions contemplated hereby, and the Crown Parties hereby disclaim any such other representations or warranties. In particular, without limiting the foregoing disclaimer, except for the representations and warranties made by the Crown Parties in Article II and this Article III, none of the Crown Parties, the Company or any other person makes or has made any representation or warranty to Purchaser or any of Purchaser’s Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to the Crown Parties, the Company, any of the Company’s Subsidiaries or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, or (ii) any oral or written information presented to Purchaser or any of Purchaser’s Affiliates or Representatives in the course of their due diligence investigation of the Crown Parties or the Company or its Subsidiaries, the negotiation of this Agreement or the transactions contemplated hereby. (b) The Crown Parties acknowledge and agree that neither Purchaser nor any other person on behalf of Purchaser has made or is making, and the Crown Parties have not relied upon, any express or implied representation or warranty other than those contained in Article IV. ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PURCHASER Except (a) as disclosed in the disclosure schedule delivered by Purchaser to the Crown Parties concurrently herewith (the “Purchaser Disclosure Schedule”); provided, that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the Purchaser Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Purchaser that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to have a Material Adverse Effect and (iii) any disclosures made with respect to a section of this Article IV shall be deemed to qualify (1) any other section of this Article IV specifically referenced or cross-referenced and (2) other sections of this Article IV to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections or (b) as disclosed in any Purchaser SEC Report filed with the SEC by Purchaser since December 31, 2024 and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or

-32- forward-looking in nature), Purchaser hereby represents and warrants to the Crown Parties as follows: 4.1. Corporate Organization and Qualification. (a) Purchaser (i) is duly incorporated, validly existing and in good standing as a local company limited by shares under the laws of Bermuda (for the purposes of this Section 4.1(a), “good standing” means that Purchaser has not failed to make any required filing with any Bermuda Governmental Authority or to pay any Bermuda governmental fee or Tax that would make it liable to be struck off the register of companies and thereby cease to exist under the laws of Bermuda), (ii) is duly licensed or qualified to do business and, where such concept is recognized under applicable Law, is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted, except, in the case of the foregoing subclauses (ii) and (iii), where the failure to be so licensed or qualified or in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Purchaser. True and complete copies of the certificate of incorporation, memorandum of association (being the N.T. Baron & Son Act, 1904, as amended from time to time) and bye-laws of Purchaser (the “Purchaser Organizational Documents”) as in effect as of the date of this Agreement have previously been made available by Purchaser to the Crown Parties. (b) Each Subsidiary of Purchaser (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and, where such concept is recognized under applicable Law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership, leasing or operation of property or the conduct of its business requires it to be so licensed or qualified or in good standing and (iii) has all requisite corporate power and authority to own, lease or operate its properties and assets and to carry on its business as now conducted, except, in the case of the foregoing subclauses (ii) and (iii), where the failure to be so licensed or qualified or in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Purchaser. There are no restrictions on the ability of Purchaser or any Subsidiary of Purchaser to pay dividends or distributions except, in the case of Purchaser or a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all similarly regulated entities. The deposits of Purchaser and Purchaser’s Subsidiaries that are regulated depository institutions are insured up to the legal maximum amounts in each relevant jurisdiction to the extent deposit insurance is available in respect of the deposits of such regulated depository institution. 4.2. Capitalization. (a) The authorized capital stock of Purchaser consists of 2,000,000,000 Purchaser Ordinary Shares, 6,000,000,000 non-voting ordinary shares, par value BD$0.01 per share, 110,200,001 preference shares par value US$0.01 per share and 50,000,000 preference shares par value £0.01 per share. As of the date of this Agreement, there were (i) 39,948,264 Purchaser Ordinary Shares issued and outstanding and (ii) 6,551,243 Purchaser Ordinary Shares

-33- reserved for issuance pursuant to Purchaser Equity Awards and the Purchaser Employee Share Purchase Plan. As used herein, the “Purchaser Share Plans” shall mean the Amended and Restated 2020 Omnibus Share Incentive Plan, the Director Deferred Stock Plan, the Purchaser Employee Share Purchase Plan and any other equity incentive plans of Purchaser in effect as of the date of this Agreement. As of the date of this Agreement, except as set forth in the immediately preceding sentence, there are no shares of capital stock or other voting securities or equity interests of Purchaser issued, reserved for issuance or outstanding. All the issued and outstanding Purchaser Ordinary Shares have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, there are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which shareholders of the Company may vote. Other than Purchaser Equity Awards issued prior to the date of this Agreement and purchase rights under the Purchaser Employee Share Purchase Plan, as of the date of this Agreement, there are no outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible or exchangeable into or exercisable for, shares of capital stock or other voting or equity securities of or ownership interest in Purchaser, or contracts, commitments, understandings or arrangements by which Purchaser may become bound to issue additional shares of its capital stock or other equity or voting securities of or ownership interests in Purchaser, or that otherwise obligate Purchaser to issue, transfer, sell, purchase, redeem or otherwise acquire, any of the foregoing. As used in this Agreement, “Purchaser Equity Awards” means all options, restricted stock units, deferred share units, performance share units and other equity-based awards relating to Purchaser Ordinary Shares, whether granted under any Purchaser Share Plan or otherwise. Other than the Purchaser Equity Awards and purchase rights under the Purchaser Employee Share Purchase Plan, as of the date of this Agreement, no equity-based awards (including any cash awards where the amount of payment is determined, in whole or in part, based on the price of any capital stock of Purchaser or any of its Subsidiaries) are outstanding. There are no voting trusts, stockholder agreements, proxies or other agreements in effect to which Purchaser or any of its Subsidiaries is a party with respect to the voting or transfer of Purchaser Ordinary Shares, capital stock or other voting or equity securities or ownership interests of Purchaser or granting any shareholder or other person any registration rights. No Subsidiary of Purchaser owns any capital stock of Purchaser. (b) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Purchaser, Purchaser has good and marketable title to all of the shares of capital stock or other equity ownership interests of its Subsidiaries and owns, directly or indirectly, all the issued and outstanding shares of capital stock or other equity ownership interests of each of its Subsidiaries, free and clear of any Liens, and all such shares or other equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date hereof, there are no outstanding options, rights of first refusal, warrants, calls, subscriptions, securities, voting trusts, shareholder agreements, proxies, or other agreements in effect to which Purchaser or any other person is a party or is bound with respect to the voting, issuance or transfer of the shares of any Subsidiary or other equity interests of any of Purchaser’s Subsidiaries.

-34- 4.3. Authority; Enforceability; Non-Contravention. (a) Purchaser has all necessary corporate power and authority under all applicable Laws to execute and deliver this Agreement, the Shareholder Agreement, the Transition Services Agreement, and each other Transaction Document to which it is a party, and to consummate the transactions contemplated hereby and, subject to the receipt of the Requisite Purchaser Vote, to consummate the Closing. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been approved and declared advisable by the Board of Directors of Purchaser. The Board of Directors of Purchaser has determined that the transactions contemplated hereby (including the issuance of the Share Consideration to Seller (or its applicable Affiliate) pursuant to this Agreement (the “Purchaser Share Issuance”)), on the terms and conditions set forth in this Agreement, are advisable and in the best interests of Purchaser and its shareholders, has approved this Agreement and the transactions contemplated hereby (including the Share Purchase, the Shareholder Agreement, the Transition Services Agreement, and each other Transaction Document to which it is a party), and has directed that the Purchaser Share Issuance be submitted to the holders of the Purchaser Ordinary Shares for approval at a meeting of such shareholders and has adopted a resolution to the foregoing effect. Except for the approval of the Purchaser Share Issuance by the affirmative vote of a majority of the votes cast by the holders of Purchaser Ordinary Shares at the Purchaser Meeting (the “Requisite Purchaser Vote”), no other corporate proceedings on the part of Purchaser are necessary to approve this Agreement or the other Transaction Documents to which Purchaser is a party or to consummate the Share Purchase and the other transactions contemplated hereby. This Agreement has been, and each other Transaction Document to which Purchaser is a party shall be, duly and validly executed and delivered by Purchaser and (assuming due authorization, execution and delivery by the other parties hereto and thereto) constitutes a valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions). The Purchaser Ordinary Shares to be issued in the Share Purchase have been validly authorized (subject to the receipt of the Requisite Purchaser Vote), and when issued, will be validly issued, fully paid and nonassessable, and no current or past shareholder of Purchaser will have any preemptive right or similar rights in respect thereof. (b) None of the execution, delivery or performance of this Agreement nor any of the Transaction Documents to which Purchaser is a party, nor the consummation of the transactions contemplated hereby and thereby, nor compliance by Purchaser with any of the terms or provisions hereof and thereof, will (i) violate any provision of the Purchaser Organizational Documents, (ii) assuming the consents, approvals, filings or registrations set forth in Section 4.4 are obtained or made, violate any Law applicable to Purchaser or any of its Subsidiaries or any of their respective properties or assets or (iii) violate, conflict with, result in a breach of any provision of, or the loss of, any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Purchaser or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Purchaser or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except, in the case of clauses (ii) and (iii)

-35- above, for such violations, conflicts, breaches or defaults which, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Purchaser or reasonably be expected to prevent, materially delay or materially impair Purchaser from performing its obligations hereunder on a timely basis. 4.4. Consents and Approvals. No consents or approvals of, or filings or registrations with, any Governmental Authority or other third party are required to be made or obtained by Purchaser or its Subsidiaries in connection with the execution, delivery or performance by Purchaser of this Agreement, except for (i) the filing of the applications, filings or notices to or with the Governmental Authorities listed in Annex A and set forth on Section 6.1 of the Seller Disclosure Schedule, as applicable to Purchaser and its Subsidiaries and approval of or non-objection to such applications, filings and notices; (ii) the Third Party Consents listed on Section 4.4 of the Purchaser Disclosure Schedule; (iii) applications, filings or notices pursuant to applicable securities law or listing rules with respect to the Share Purchase; and (iv) such other third party consents, approvals, filings or registrations the failure of which to be obtained would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Purchaser or materially delay or materially impair Purchaser from performing its obligations hereunder on a timely basis. To the knowledge of Purchaser, as of the date hereof, there is no fact or circumstance related to Purchaser and its Affiliates or the Share Purchase that gives Purchaser any reason to believe that the Requisite Regulatory Approvals will not be obtained or that will prevent or materially delay receipt of such approvals. 4.5. Broker’s Fees. Except as set forth on Section 4.5 of the Purchaser Disclosure Schedule, none of Purchaser, any of its Affiliates or any of its or their respective officers, directors, employees or agents has employed any broker, finder or financial advisor or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder’s fees, in each case, for which the Crown Parties would be liable. 4.6. Absence of Certain Changes or Events. (a) Since December 31, 2025, there has not been any effect, change, event, circumstance, condition, occurrence or development that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Purchaser. (b) Since December 31, 2025, Purchaser and its Subsidiaries (i) have carried on their respective businesses in all material respects in the ordinary course of business and (ii) have not taken any actions that would require the Crown Parties’ consent under Sections 5.3(b), 5.3(d), 5.3(f) or 5.3(h) (solely to the extent related to the foregoing sections) of this Agreement. 4.7. Legal Proceedings. Since December 31, 2023, except as would not reasonably be expected to have a Material Adverse Effect on Purchaser, neither Purchaser nor any of its Subsidiaries is or has been (a) a party to any, and there are and have been no pending or, to the knowledge of Purchaser, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Purchaser or any of its Subsidiaries or any of their current or former directors or executive officers or (b) any Order imposed upon Purchaser, any of its Subsidiaries or any of their current or former directors

-36- or executive officers (in each of their capacities as such) or the assets of Purchaser or any of its Subsidiaries. 4.8. Reports. (a) Purchaser has made available to the Crown Parties an accurate and complete copy of each (a) final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC since December 31, 2023 by Purchaser (the “Purchaser SEC Reports”) pursuant to the Securities Act or the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and (b) communication mailed by Purchaser to its shareholders since December 31, 2023 and prior to the date hereof, and no such Purchaser SEC Report or communication, as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. Since December 31, 2023, as of their respective dates, all Purchaser SEC Reports filed or furnished under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of Purchaser has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding comments from, or unresolved issues raised by, the SEC with respect to any of the Purchaser SEC Reports. (b) Purchaser and its Subsidiaries have timely filed (or furnished) all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since December 31, 2023, with (i) any Governmental Authority, including any report, registration or statement required to be filed (or furnished, as applicable) pursuant to the Laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file (or furnish, as applicable) such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Purchaser. Except for normal examinations conducted by a Regulatory Agency in the ordinary course of business of Purchaser and its Subsidiaries, no Regulatory Agency has initiated any proceeding or, to the knowledge of Purchaser, investigation into the business or operations of Purchaser or any of its Subsidiaries since December 31, 2023. Except for customary examinations conducted by a Regulatory Agency in the ordinary course of business of Purchaser and its Subsidiaries, there (i) is no unresolved violation by any Regulatory Agency with respect to any examinations or inspections of Purchaser or any of its Subsidiaries and (ii) has been no formal or, to the knowledge of Purchaser, informal inquiries by, or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of Purchaser or any of its Subsidiaries since December 31, 2023, which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Purchaser. 4.9. Financial Statements.

-37- (a) The financial statements of Purchaser and its Subsidiaries included (or incorporated by reference) in the Purchaser SEC Reports (including the related notes, where applicable) (the “Purchaser Historical Financial Statements”) (i) have been prepared from, and are in accordance with, the books and records of Purchaser and its Subsidiaries in all material respects, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of Purchaser and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates, in all material respects with applicable accounting requirements and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Purchaser and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and regulatory accounting requirements. Since December 31, 2023, no independent public accounting firm of Purchaser has resigned (or informed Purchaser that it intends to resign) or been dismissed as independent public accountants of Purchaser as a result of, or in connection with, any disagreements with Purchaser on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure. (b) Except as would not reasonably be expected to, either individually or in the aggregate, have a Material Adverse Effect on Purchaser, neither Purchaser nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against in the Purchaser Historical Financial Statements and for liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2025, or in connection with this Agreement and the transactions contemplated hereby. (c) The records, systems, controls, data and information of Purchaser and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Purchaser or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non- direct control that would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Purchaser. Purchaser (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Purchaser, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of Purchaser by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to Purchaser’s outside auditors and the audit committee of Purchaser’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Purchaser’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Purchaser’s internal

-38- controls over financial reporting. Purchaser’s outside auditors and its chief executive officer and chief financial officer will be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when due in the future. (d) Since December 31, 2023, (i) neither Purchaser nor any of its Subsidiaries, nor, to the knowledge of Purchaser, any director, officer, auditor, accountant or Representative of Purchaser or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Purchaser or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Purchaser or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no employee of or attorney representing Purchaser or any of its Subsidiaries, whether or not employed by Purchaser or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Purchaser or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Board of Directors of Purchaser or any committee thereof or the Board of Directors or similar governing body of any Subsidiary of Purchaser or any committee thereof, or to the knowledge of Purchaser, to any director or officer of Purchaser or any Subsidiary of Purchaser. 4.10. Taxes and Tax Returns. Except as would not reasonably be expected to have a Material Adverse Effect on Purchaser: (a) Purchaser and its Subsidiaries have filed with the appropriate Taxing Authorities all Tax Returns required to be filed by them, and all such Tax Returns are true, complete, and correct in all respects. Purchaser and its Subsidiaries have duly and timely paid all Taxes that are required to have been paid by them and are due and payable, whether or not shown on such Tax Returns, except for Taxes that are being contested in good faith in appropriate proceedings and for which adequate reserves have been established on the financial statements in accordance with GAAP. Neither Purchaser nor any of its Subsidiaries has requested an extension in respect of the filing of any Tax Returns (other than extensions of time to file Tax Returns obtained in the ordinary course of business). (b) Neither Purchaser nor any of its Subsidiaries is treated for income Tax purposes as resident in a country other than the country of its organization. (c) There are (i) no Tax Proceedings currently underway, pending, or threatened in writing against Purchaser or any of its Subsidiaries, (ii) no deficiencies in respect of Taxes asserted or assessed in writing by any Taxing Authority against Purchaser or any of its Subsidiaries that have not been fully paid or otherwise resolved, and (iii) no outstanding agreements, arrangements or waivers extending the statutory limitation period with respect to the assessment or collection of Taxes of Purchaser or any of its Subsidiaries, other than any extensions obtained in the ordinary course of business.

-39- (d) Purchaser and its Subsidiaries have (i) withheld and remitted to the relevant Taxing Authority all Taxes required by applicable Law to have been so withheld and remitted on account of withholding Tax in connection with amounts paid or owing to any employee, creditor, stockholder or independent contractor, and (ii) have complied with all information reporting and recordkeeping requirements under applicable Law relating thereto. (e) Neither Purchaser nor any of its Subsidiaries is liable for the Taxes of any other person (other than Purchaser or any of its Subsidiaries) as a transferee, successor or by Contract (other than Ordinary Course Commercial Agreements), with respect to Taxes pursuant to which it will have any obligation to make any material payments for Taxes after the Closing. Notwithstanding anything to the contrary in this Agreement, the representations and warranties contained in this Section 4.10, and, to the extent specifically referring to Tax matters, Section 4.11, constitute the sole representations and warranties of Purchaser relating to Taxes and Tax matters and no other provisions of this Agreement shall be interpreted as containing any representation or warranty with respect thereto. 4.11. Employees. (a) Each Purchaser Benefit Plan (including any related trusts) has been established, operated and administered in compliance with its terms and applicable Laws, including government taxation and funding requirements, in each case, except as would not, individually or in the aggregate, reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Purchaser and its Subsidiaries. “Purchaser Benefit Plans” means all employee benefit plans and all equity, bonus or incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, termination, change in control, retention, employment, welfare, insurance, medical, fringe or other benefit plans, programs, agreements, contracts, policies, arrangements or remuneration of any kind, whether or not in writing and whether or not funded, with respect to which Purchaser is a party or has any current or future obligation or that are maintained, contributed to or sponsored by Purchaser or any of its Subsidiaries for the benefit of any current or former employee, officer, director or independent contractor of Purchaser or any of its Subsidiaries, in each case, other than required to be maintained or contributed to by applicable Law. (b) No Purchaser Benefit Plan provides for any post-employment or post- retirement health or medical or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof, except as may be required by applicable Law. (c) All contributions required to be made to any Purchaser Benefit Plan by applicable Law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Purchaser Benefit Plan, since December 31, 2023, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of Purchaser to the extent required by GAAP, in each case, except as would not, individually or in the aggregate, reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Purchaser and its Subsidiaries.

-40- (d) There are no pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted, and, to Purchaser’s knowledge, no set of circumstances exists which may reasonably give rise to a claim or lawsuit, against the Purchaser Benefit Plans, any fiduciaries thereof with respect to their duties to the Purchaser Benefit Plans or the assets of any of the trusts under any of the Purchaser Benefit Plans, except as would not, individually or in the aggregate, reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Purchaser and its Subsidiaries. (e) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby would (either alone or in conjunction with any other event) result in the acceleration of vesting, exercisability, funding or delivery of, or increase in the amount or value of, any payment, right or other benefit to any employee, officer, director or other service provider of Purchaser or any of its Subsidiaries under any Purchaser Benefit Plan or otherwise, or result in any limitation on the right of Purchaser or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Purchaser Benefit Plan or related trust on or after the Effective Time. (f) Neither Purchaser nor any of its Subsidiaries has any obligation to provide, and no material Purchaser Benefit Plan provides, any individual with the right to a gross-up or reimbursement or other payment of Taxes, interest or penalties incurred under applicable Law. 4.12. Labor Matters. (a) Neither Purchaser nor any of its Subsidiaries is a party to any Collective Bargaining Agreement, and, to the knowledge of Purchaser, as of the date of this Agreement, there are no activities or proceedings by any individual or group of individuals, including representatives of any labor organizations or labor unions, to organize any employees of Purchaser or any of its Subsidiaries. (b) As of the date of this Agreement, there is no, and, since December 31, 2023, there has been no, strike, lockout, slowdown, work stoppage, or other labor dispute, arbitration or grievance pending or, to the knowledge of Purchaser, threatened against Purchaser or any of its Subsidiaries, in each case, except as would not, individually or in the aggregate, reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Purchaser and its Subsidiaries. (c) Purchaser and its Subsidiaries are in compliance with, and, since December 31, 2023, have complied with all laws regarding employment and employment practices, terms and conditions of employment, wages and hours, paid sick leave, classification of employees and independent contractors, equitable pay practices, privacy rights, labor disputes, employment discrimination, sexual or racial harassment or discrimination, workers’ compensation or long-term disability policies, retaliation, immigration, family and medical leave, occupational safety and health and other laws in respect of any reduction in force (including notice, information and consultation requirements), in each case, except as would not,

-41- individually or in the aggregate, reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Purchaser and its Subsidiaries. (d) (i) No allegations of sexual harassment, sexual misconduct or discrimination have been made since December 31, 2023 against any officer or director of Purchaser or any employee of Purchaser at the level of Senior Vice President or above (“Purchaser Key Employee”), (ii) since December 31, 2023, neither Purchaser nor any of its Subsidiaries has entered into any settlement agreement related to allegations of sexual harassment, sexual misconduct or discrimination by any Purchaser Key Employee, and (iii) there are no proceedings currently pending or, to the knowledge of Purchaser, threatened related to any allegations of sexual harassment, sexual misconduct or discrimination by any Purchaser Key Employee. 4.13. Compliance with Applicable Law. (a) Purchaser and each of its Subsidiaries hold, and have at all times since December 31, 2023, held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Purchaser, and, to the knowledge of Purchaser, no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened. (b) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Purchaser, Purchaser and its Subsidiaries have complied with and are not in default or violation under any Law relating to Purchaser or any of its Subsidiaries, including any Laws relating to Personal Information and any Banking Laws. (c) Without limitation, since December 31, 2023, none of Purchaser or any of its Subsidiaries, or, to the knowledge of Purchaser, any of its or their respective directors, officers or employees, or any of its or their agents or other persons acting on behalf of Purchaser or any of its Subsidiaries has, directly or indirectly, (i) used any funds of Purchaser or any of its Subsidiaries for unlawful contributions, unlawful gifts or unlawful entertainment, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of Purchaser or any of its Subsidiaries, (iii) violated the Foreign Corrupt Practices Act of 1977, as amended, or any similar anti-bribery, anti-corruption or anti-money laundering Laws in the applicable jurisdictions, (iv) established or maintained any unlawful fund of monies or other assets of Purchaser or any of its Subsidiaries, (v) made any fraudulent entry on the books or records of Purchaser or any of its Subsidiaries or (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for Purchaser or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for Purchaser or any of its Subsidiaries, (vii) is the subject of any allegation, voluntary disclosure, investigation,

-42- prosecution or other enforcement action relating to the foregoing, (viii) is currently subject to any sanctions or embargoes under any Trade Control Laws, or (ix) is, or has been, involved in any dealings with any person that is the target of sanctions under any Trade Control Laws, including any Sanctioned Person or in, or with, any Sanctioned Country, except, in each case of the foregoing clauses (i) through (ix), as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Purchaser. (d) Purchaser and its Subsidiaries are, and, since December 31, 2023 have been, conducting operations at all times in compliance in all material respects with applicable financial recordkeeping and reporting requirements of the applicable money laundering prevention laws in jurisdictions where Purchaser or its Subsidiaries conduct business. Purchaser and each of its Subsidiaries has not, nor, to Purchaser’s knowledge, has any other person on behalf of Purchaser or any of its Subsidiaries that qualifies as a “financial institution” under the applicable money laundering prevention laws, in each case since December 31, 2023, knowingly acted, by itself or in conjunction with another, in any act in connection with the concealment of Unlawful Gains, nor knowingly accepted, transported, stored, dealt in or brokered any sale, purchase or any transaction of other nature for Unlawful Gains. (e) Purchaser and each of its Subsidiaries have properly administered in all material respects all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable Law; and none of Purchaser, any of its Subsidiaries or any of its or its Subsidiaries’ directors, officers or employees, has committed any material breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are true, correct and complete and accurately reflect the assets of such fiduciary account in all material respects. (f) Since December 31, 2023, all of the deposits held by Purchaser and its Subsidiaries, as applicable (including the records and documentation pertaining to such deposits) have been established and are held in compliance in all material respects with (i) any applicable policies, practices and procedures of Purchaser and its Subsidiaries, and (ii) any applicable Laws, including any Banking, anti-money laundering, anti-terrorism and anti-corruption Laws, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Purchaser. 4.14. Agreements with Governmental Authorities. Neither Purchaser nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or is subject to any capital directive by, or, since December 31, 2023, has been a recipient of any supervisory letter from, or since December 31, 2023, has adopted any policies, procedures or board resolutions at the request of any Regulatory Agency that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its liquidity and funding policies and practices, its ability to pay dividends, its credit or risk management or compliance policies, its internal controls, its management or its business, or since December 31, 2023, has been advised by any Regulatory Agency that such Regulatory Agency is considering

-43- issuing, initiating or ordering an action that would restrict the business of Purchaser or any of its Subsidiaries in any material respect. 4.15. Investment Securities and Commodities. (a) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Purchaser, each of Purchaser and its Subsidiaries has good title to all securities and commodities owned by it (except those sold under repurchase agreements or held in any fiduciary or agency capacity), free and clear of any Lien (other than Permitted Liens), except to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of Purchaser or its Subsidiaries. (b) Purchaser and its Subsidiaries employ investment, securities, commodities, risk management and other policies, practices and procedures that Purchaser believes are prudent and reasonable in the context of their respective businesses. Prior to the date of this Agreement, Purchaser has made available to the Crown Parties such written policies, practices and procedures. 4.16. Loan Portfolio. (a) Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Purchaser, each Loan made or entered into by Purchaser or any of its Subsidiaries that is outstanding: (i) is the legal, valid and binding obligation of Purchaser or such Subsidiary and the counterparty or counterparties thereto, enforceable in accordance with its terms, subject to the Enforceability Exceptions, (ii) was solicited, originated, documented and is and has been maintained and, where applicable, serviced in compliance with the applicable credit policies and procedures of Purchaser and its Subsidiaries that were in force at such relevant times and in accordance with all applicable Laws, (iii) complies with all applicable Laws and (iv) is in full force and effect. (b) Except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect on Purchaser, (i) each outstanding Loan has been solicited and originated and is administered and, where applicable, serviced, and the relevant files are being maintained in accordance with the relevant Loan documents, the underwriting standards of Purchaser and its Subsidiaries and all applicable Laws and (ii) Purchaser and its Subsidiaries have properly fulfilled their respective contractual responsibilities and duties in connection with each Loan in respect of which Purchaser or any of its Subsidiaries acts as the lead lender or servicer and have complied with their duties as required under applicable regulatory requirements in respect thereof. (c) Since December 31, 2023, through the date of this Agreement, there has been no written demand made to Purchaser or any of its Subsidiaries for the repurchase of any Loan due to the alleged breach of any representation, warranty or covenant with respect to such Loan or due to alleged fraud relating thereto.

-44- 4.17. Certain Contracts. (a) Each contract, arrangement, commitment or understanding (whether written or oral) which is a “material contract” pursuant to Item 4 of the Instructions to Exhibits of Form 20-F to which Purchaser or any of its Subsidiaries is a party or by which Purchaser or any of its Subsidiaries is bound as of the date hereof has been filed as an exhibit to the most recent Annual Report on Form 20-F filed by Purchaser with the SEC (each, a “Purchaser Contract”) and neither Purchaser nor any of its Subsidiaries knows of, or has received written or, to the knowledge of Purchaser, oral notice of, any violation of any Purchaser Contract by any of the other parties thereto which would reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on Purchaser. (b) Except as would not be expected to have, either individually or in the aggregate, a Material Adverse Effect on Purchaser, (i) each Purchaser Contract is valid and binding on Purchaser or one of its Subsidiaries, as applicable, and in full force and effect; (ii) Purchaser and each of its Subsidiaries has complied with and performed all obligations required to be performed by it to date under each Purchaser Contract; (iii) to the knowledge of Purchaser, each third-party counterparty to each Purchaser Contract has complied with and performed all obligations required to be performed by it to date under such Purchaser Contract; (iv) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a default on the part of Purchaser or any of its Subsidiaries under any such Purchaser Contract; and (v) neither Purchaser nor any of its Subsidiaries has knowledge of, nor has received notice of, any violation of any Purchaser Contract by any of the other parties thereto. 4.18. Intellectual Property; Cybersecurity. Except as has not had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Purchaser, (i) neither Purchaser nor any of its Subsidiaries, nor the conduct of their respective businesses by Purchaser and its Subsidiaries, infringes, misappropriates, dilutes or otherwise violates, nor has infringed, misappropriated, diluted or otherwise violated since December 31, 2023, any Intellectual Property of any person, and (ii) Purchaser and its Subsidiaries own or have valid and sufficient rights to use and otherwise exploit all Intellectual Property that is used in, or necessary for, the conduct of their respective businesses as currently conducted. (b) Except as has not had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Purchaser, since December 31, 2023, (i) there have been no Data Security Incidents affecting Purchaser or any of its Subsidiaries or any of its or their Personal Information, (ii) there have not been any failures, breakdowns, or continued substandard performance affecting the IT Assets owned or held by Purchaser or any of its Subsidiaries that have caused any disruption or interruption in any such IT Assets and that have not been remedied, and (iii) the IT Assets of Purchaser and its Subsidiaries are, to the knowledge of Purchaser, free from bugs, defects, “back doors,” “drop dead devices,” “time bombs,” “Trojan horses,” “viruses,” “worms,” “spyware” (in each case, as such terms are commonly understood in the software industry) or any other malicious code intended to disable or facilitate access to IT Assets without proper authorization. 4.19. Sufficiency of Funds. Purchaser has available to it as of the date hereof, and will have available to it at the Closing and at all times prior to the Closing, including as a

-45- result of agreements with one or more nationally recognized investment banking firms and/or their affiliated broker-dealers in respect of commitments to underwrite some or all of the Subordinated Debt Financing (“Underwriting Commitment Letters”), funds sufficient to enable Purchaser to satisfy all of Purchaser’s obligations under this Agreement, including the payment of the Cash Consideration and any fees and expenses of or payable by Purchaser or any of its Subsidiaries or Affiliates. Purchaser expressly acknowledges and agrees that its obligations under this Agreement to consummate the Share Purchase or any of the other transactions contemplated by this Agreement, are not subject to, or conditioned on, the receipt or availability of any funds or financing. 4.20. Insurance. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Purchaser, (a) Purchaser and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as are consistent with industry practice, and neither Purchaser nor its Subsidiaries has received written notice that they are in default under any such insurance policy and the material terms thereof, (b) each such insurance policy is outstanding and in full force and effect and provides for valid, legal and binding obligations of the parties thereto, enforceable in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions), (c) all premiums and other payments due under any such insurance policy have been paid, and all claims thereunder have been filed in due and timely fashion, (d) since December 31, 2023, no claim for coverage by Purchaser or any of its Subsidiaries under any such insurance policy has been denied or disputed by the underwriters of such insurance policy, and (e) neither Purchaser nor any of its Subsidiaries has received written notice of any threatened termination of, material increase in premium of, or material alteration of coverage under, any such insurance policies. All material fraud‑related losses and related insurance recoveries, denials, reservations of rights and settlements, if any, have been disclosed to the Crown Parties and reflected in Purchaser’s books and records in accordance with applicable accounting standards in all material respects. 4.21. No Other Representations or Warranties. (a) Except for the representations and warranties made by Purchaser in this Article IV, neither Purchaser nor any other person makes any express or implied representation or warranty with respect to Purchaser, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Purchaser hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, except for the representations and warranties made by Purchaser in this Article IV or in any certificate delivered in connection with this Agreement, none of Purchaser, any of its Subsidiaries, or any of its or their respective Representatives, or any other person, makes, has made or has been authorized to make any representation or warranty to the Crown Parties or any of their Affiliates or its or their respective Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Purchaser or any of its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects or (ii) any oral or written information presented or made available to Seller or any of its Affiliates or its or their respective Representatives in the course of their due diligence investigation of Purchaser or its Affiliates, the negotiation of this Agreement or the transactions contemplated hereby.

-46- (b) Purchaser acknowledges and agrees that none of the Crown Parties nor any other person on behalf of the Crown Parties has made or is making, and Purchaser has not relied upon, any express or implied representation or warranty other than those contained in Article II or Article III. ARTICLE V COVENANTS RELATING TO CONDUCT OF BUSINESS 5.1. Conduct of Businesses Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement (including as set forth in the Seller Disclosure Schedule or the Purchaser Disclosure Schedule), required by law or as consented to in writing by the other party (such consent not to be unreasonably withheld, conditioned or delayed), Purchaser shall, and shall cause each of its Subsidiaries to, and the Crown Parties shall cause each of the Company and its Subsidiaries to, (a) use reasonable best efforts to (i) conduct its business in the ordinary course in all material respects and (ii) maintain and preserve intact its business organization, employees and advantageous business relationships, and (b) take no action that would reasonably be expected to adversely affect or materially delay the ability of either Purchaser, the Crown Parties or the Company to obtain any necessary approvals of any Regulatory Agency or other Governmental Authority required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby on a timely basis. 5.2. Company Forbearances. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in the Seller Disclosure Schedule, as expressly contemplated or permitted by this Agreement or as required by Law, the Crown Parties shall cause the Company and its Subsidiaries, and, with respect to Section 5.2(r) only, Holdco, not to, without the prior written consent of Purchaser (such consent not to be unreasonably withheld, conditioned or delayed): (a) other than deposit products offered in the ordinary course of business, incur any indebtedness for borrowed money (i) in excess of $10,000,000 (other than indebtedness of the Company or any of its wholly owned Subsidiaries to the Company or any of its wholly owned Subsidiaries) or (ii) that would require the approval or consent of any Governmental Authority or Regulatory Agency or require an exception to any corporate leverage or borrowing policies of the Company in effect as of the date of this Agreement, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity; (b) (i) adjust, split, combine or reclassify any capital stock; (ii) make, declare, pay or set a record date for any dividend, or any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other equity or voting securities or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into or exercisable for any shares of its capital stock or other equity or voting securities, except, in each case, (A) regular quarterly cash dividends by the

-47- Company at a rate not in excess of $0.0125 per Company Share or (B) dividends paid by any of the Subsidiaries of the Company to the Company or any of its wholly owned Subsidiaries; (iii) grant any stock options, stock appreciation rights, performance shares, restricted stock units, performance stock units, phantom stock units, restricted shares or other equity-based awards or interests, or grant any person any right to acquire any shares of capital stock of the Company or any of its Subsidiaries; or (iv) issue, sell, transfer, encumber or otherwise permit to become outstanding any shares of capital stock or voting securities or equity interests or securities convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into, or exercisable for, any shares of its capital stock or other equity or voting securities or any options, warrants, or other rights of any kind to acquire any shares of capital stock or other equity or voting securities, except pursuant to the exercise of stock options or the vesting or settlement of any Company Equity Awards in accordance with their terms; (c) sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets (other than Intellectual Property, which is the subject of Section 5.2(d)) to any individual, corporation or other entity other than a wholly owned Subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, in each case other than in the ordinary course of business or pursuant to contracts or agreements in force at the date of this Agreement; (d) sell, transfer, assign, encumber, license, abandon, cancel, allow to lapse or expire, or otherwise dispose of, any Company-Owned IP material to the Company and its Subsidiaries, taken as a whole, other than, in each case, (i) licenses granted in the ordinary course of business, or (ii) the expiration or lapse at the end of such Company-Owned IP’s maximum statutory term; (e) except for foreclosure or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith in the ordinary course of business, make any material investment in or acquisition of (whether by purchase of stock or securities, contributions to capital, property transfers, merger or consolidation, or formation of a joint venture or otherwise) any other person or all or substantially all of the property or assets of any other person, in each case, other than a wholly owned Subsidiary of the Company; (f) in each case except for transactions in the ordinary course of business, (i) terminate, materially amend or waive any material provision of, any Company Contract, except for renewals of contracts at the expiration of their terms in the ordinary course of business (but only (A) if such Company Contract is terminable on sixty (60) days’ or less notice and does not require a termination fee or any other form of payment upon termination in excess of $1,000,000 in the aggregate (an “At-Will Contract” ), or (B) if such Company Contract is not an At-Will Contract, the Crown Parties consults (and causes the Company and its applicable Subsidiaries to consult) in good faith with Purchaser in advance of such renewal), (ii) make any change in any instrument or agreement governing the terms of any of its securities or (iii) enter

-48- into any contract that would constitute a Company Contract if it were in effect on the date of this Agreement; (g) acquire or commit to purchase any investment securities for its investment portfolio unless such investment securities (i) qualify, at the time of acquisition, as High--Quality Liquid Assets eligible for inclusion in the Purchaser’s Liquidity Coverage Ratio in accordance with the Basel III liquidity standards set out in the Basel Consolidated Framework following the Closing or (ii) are short term securities issued by governmental entities in the Caribbean region and acquired for cash management purposes (provided such securities are eligible for inclusion in the Purchaser’s Liquidity Coverage Ratio in accordance with the Basel III liquidity standards set out in the Basel Consolidated Framework following the Closing or such investments would not reasonably expected to cause the Purchase and its Subsidiaries following the Closing (including the Company and its Subsidiaries) to be in breach, default or violation of any applicable Law or the rules and regulations of any Governmental Entity or Regulatory Agency related to liquidity, funding or capital requirements, including the Basel III liquidity standards set out in the Basel Consolidated Framework); (h) except in the ordinary course of business consistent with past practice and in compliance with its credit and underwriting policies as in effect on the date hereof, make any new, or increase any existing Loan, if, after giving effect thereto: (i) the aggregate outstanding commitments, exposures or credit facilities to any borrower or group of related borrowers (excluding central banks and Tier 1 banks) would exceed twenty percent (20%) of consolidated Tier 1 capital exposure; (ii) the principal amount or exposure of any new or increased Loan to a borrower or group of related borrowers would exceed $10,000,000; or (iii) to the extent any such Loan involves corporate credit exposures, any such new Loan would have a contractual tenor in excess of ten (10) years; (i) except as required under applicable Law or the terms of any Company Benefit Plan or Collective Bargaining Agreement, (i) enter into, establish, adopt, materially amend or terminate any Company Benefit Plan, or any arrangement that would be a Company Benefit Plan if in effect on the date hereof, except as would not result in any material liability to the Company or its Subsidiaries, (ii) increase the compensation or benefits payable to any current or former employee, officer, director or individual consultant other than (1) in the case of employees, in connection with ordinary course merit and market-based compensation increases not to exceed five percent 5% of current aggregate salary per country; provided that (x) with respect to any individual employee no such increase shall exceed ten percent (10%) of such employee’s then-current annual base salary or wage rate and (y) in the case of individual consultants, increases not to exceed more than five percent (5%) of such individual consultant’s then-current consulting fees on an annualized basis, and (2) as a result of the payment of incentive compensation for completed performance periods based upon actual performance, where performance is determined in the ordinary course of business and consistent with past practice, (iii) accelerate the vesting of any equity-based awards or other compensation or benefits or grant any new awards or amend or modify the terms of any outstanding awards under any

-49- Company Benefit Plan, (iv) fund or in any other way secure the payment of compensation or benefits under any Company Benefit Plan, (v) hire any Covered Employee or engage any independent contractor (who is a natural person), in each case, with an annual salary or wage rate or consulting fees in excess of $250,000 on an annualized basis, or (vi) terminate the employment of any Covered Employee with an annual salary or wage rate or consulting fees in excess of $250,000 on an annualized basis, other than for cause; (j) become a party to, establish, adopt, amend, commence participation in or terminate any Collective Bargaining Agreement (other than adoption or ratification of any Collective Bargaining Agreements renewed in the ordinary course that do not materially increase liability to the Company or its Subsidiaries and for ongoing collective bargaining obligations as set forth on Section 5.2 of the Seller Disclosure Schedule); (k) settle any claim, suit, action or proceeding (i) for an amount greater than $2,000,000 individually or $5,000,000 in the aggregate (other than any claim, suit, action or proceeding with respect to Taxes which shall be governed by clause (r)) or (ii) that would impose any material restriction on the business of Purchaser and its Subsidiaries, taken as a whole following the Closing (other than any claim, suit, action or proceeding with respect to Taxes which shall be governed by clause (r)); (l) amend its Organizational Documents or the Organizational Documents of any of its Subsidiaries; (m) other than in prior consultation with Purchaser or in the ordinary course of business consistent with past practice, restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported; (n) undertake or authorize any capital expenditures that would be in excess of US$5,000,000 in the aggregate; (o) implement or adopt any change in its financial accounting principles or methods, other than as may be required by IFRS; (p) enter into any new line of business or, other than in the ordinary course of business consistent with past practice, change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating, securitization and servicing policies, except as required by applicable Law, regulation or policies imposed by any Governmental Authority; (q) merge or consolidate itself or any of its Subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its Subsidiaries; (r) (A) make (other than in the ordinary course of business), change or revoke any material Tax election; (B) change or revoke any annual Tax accounting period or material Tax accounting method; (C) file any material amended Tax Return; (D) enter into any closing agreement or similar agreement with a Taxing Authority with respect to any material amount of

-50- Taxes; (E) settle, compromise or otherwise resolve any material Tax Proceeding; (F) surrender any right to claim a material refund of Taxes; or (G) consent to any extension or waiver of the limitation period applicable to any material Tax Proceeding or assessment (other than any extensions obtained in the ordinary course of business or as a result of an automatic extension with respect to the due date for filing a Tax Return); or (s) agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors or similar governing body in support of, any of the actions prohibited by this Section 5.2. 5.3. Purchaser Forbearances. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in the Purchaser Disclosure Schedule, as expressly contemplated or permitted by this Agreement or as required by law, Purchaser shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of the Crown Parties (such consent not to be unreasonably withheld, conditioned or delayed): (a) amend the Purchaser Organizational Documents; (b) (i) adjust, split, combine or reclassify any of the share capital of Purchaser, (ii) make, declare or pay any dividend or distribution on any of the share capital of Purchaser (excluding regular quarterly cash dividends by Purchaser at a rate not in excess of $0.50 per Purchaser Ordinary Share) or (iii) directly or indirectly redeem, purchase or otherwise acquire, any of the share capital of Purchaser; (c) other than (i) grants or offerings under the Purchaser Share Plans or successor plans, and (ii) Purchaser Ordinary Shares issued upon exercise or settlement of Purchaser Equity Awards or pursuant to the Purchaser Employee Share Purchase Plan, issue, sell, transfer, encumber or otherwise permit to become outstanding any shares of capital stock or voting securities or equity interests or securities convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into, or exercisable for, any shares of its share capital or other equity or voting securities; (d) sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets to any individual, corporation or other entity other than a wholly owned Subsidiary; (e) make any material investment in or acquisition of (whether by purchase of stock or securities, contributions to capital, property transfers, merger or consolidation or formation of a joint venture or otherwise), any other corporation or entity or the property or assets of any other individual, corporation or other entity, other than a wholly owned Subsidiary of Purchaser, except for transactions in the ordinary course of business or in a transaction that, together with such other transactions, is not reasonably likely to prevent or materially delay the receipt of the Requisite Regulatory Approvals or the Closing; (f) take any action to adopt or implement a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring or other reorganization, other than any such actions taken with respect to the Subsidiaries of the Company;

-51- (g) knowingly take any action that is intended to or would reasonably be likely to adversely affect or materially delay the ability of Purchaser to obtain any necessary approvals of any Regulatory Agency or Governmental Authority required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby; or (h) agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors or similar governing body in support of, any of the actions prohibited by this Section 5.3. ARTICLE VI ADDITIONAL AGREEMENTS 6.1. Regulatory Applications and Filings. (a) The parties shall cooperate with each other and use their reasonable best efforts to (i) promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings set forth on Annex A (the “Requisite Regulatory Approvals”) and in the case of such applications, notices, petitions and filings use their reasonable best efforts to make such filings within forty-five (45) days of the date of this Agreement, (ii) obtain as promptly as practicable all other permits, consents, approvals and applications, notices, petitions and filings of all third parties, Regulatory Agencies and Governmental Authorities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Share Purchase), including those set forth on Section 6.1 of the Seller Disclosure Schedule and (iii) comply with the terms and conditions of all such permits, consents, approvals and applications, notices, petitions and filings. The parties shall each use, and shall each cause their applicable Subsidiaries to use, reasonable best efforts to obtain each such Requisite Regulatory Approval as promptly as reasonably practicable. The parties shall cooperate with each other in connection therewith (including the furnishing of any information and any reasonable undertaking or commitments that may be required to obtain the Requisite Regulatory Approvals) and shall respond as promptly as practicable to the requests of Governmental Authorities for documents and information. Purchaser and the Crown Parties shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable Laws relating to the exchange of information, all the information relating to Purchaser or the Crown Parties and the Company, as the case may be, and any of their respective Subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Authority in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. Each party will provide the other with copies of any applications and all material correspondence relating thereto prior to filing and with sufficient opportunity to comment, other than any portions of material filed in connection therewith that contain competitively sensitive business or other proprietary information or confidential supervisory information filed under a claim of confidentiality. The parties agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties, Regulatory Agencies and Governmental Authorities necessary or advisable to consummate the transactions contemplated by this Agreement, and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein.

-52- (b) In furtherance and not in limitation of the foregoing, each of the parties shall use its reasonable best efforts to avoid the entry of, or to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that would restrain, prevent or delay the Closing. Nothing contained herein shall be deemed to require Purchaser and the Crown Parties or any of their respective Subsidiaries, and neither Purchaser nor the Crown Parties nor any of their respective Subsidiaries shall be permitted (without the written consent of the other parties), to take any action, or commit to take any action, or agree to any condition or restriction, in connection with the foregoing or obtaining any permits, consents, approvals and authorizations of Governmental Authorities (other than pursuant to any obligations or commitments set forth in Section 6.22) that would reasonably be likely to have a material adverse effect on the Company and its Subsidiaries, taken as a whole, or Purchaser and its Subsidiaries, taken as a whole (a “Materially Burdensome Regulatory Condition”). (c) The parties shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and shareholders, as applicable, and such other matters as may be reasonably necessary or advisable in connection with the Purchaser Meeting Circular or any statement, filing, notice or application made by or on behalf of Purchaser and the Crown Parties or any of their respective Subsidiaries to any Governmental Authority in connection with the transactions contemplated by this Agreement (collectively, “Transaction Information”). Each of Purchaser and the Crown Parties agrees as to itself and its Subsidiaries, that (i) none of the Transaction Information supplied or to be supplied by it specifically for inclusion or incorporation by reference in the Purchaser Meeting Circular will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) any applications, notices and filings required in order to obtain the Requisite Regulatory Approvals will not, at the time each is filed, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. Each party further agrees that if it becomes aware that any information furnished by it would cause any Transaction Information included in the Purchaser Meeting Circular or submitted to any Governmental Authority to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take appropriate steps to correct such information. For purposes of this Agreement, “Purchaser Meeting Circular” means the notice of meeting and management information circular (including all schedules, appendices and supplements thereto) to be prepared by Purchaser and sent to the shareholders of Purchaser in connection with the Purchaser Meeting to consider and vote upon the Purchaser Share Issuance. (d) Purchaser and the Crown Parties shall, and the Crown Parties shall cause the Company to, promptly advise the other parties upon receiving any communication from any Governmental Authority whose consent or approval is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained or that the receipt of any such approval will be materially delayed. (e) Purchaser and the Crown Parties, as applicable, shall, as soon as reasonably practicable following the Effective Time and in any event within the time periods

-53- specified therein, make or cause to be made the post-Closing regulatory filings and notifications set forth in Section 6.1(c) of the Seller Disclosure Schedule, and shall provide such follow-up information as may be reasonably requested by the applicable Governmental Authority in connection therewith. 6.2. Access to Information; Confidentiality. (a) Upon reasonable notice and subject to applicable Laws, the Crown Parties shall, and shall cause the Company and its Subsidiaries to, for the purposes of verifying the representations and warranties of the Crown Parties, and preparing for the Closing of the Share Purchase and the other matters contemplated by this Agreement, afford to the officers, employees, accountants, counsel, advisors and other Representatives of the Purchaser, access, during normal business hours and in such a manner that does not interfere unreasonably with the business operations of the Company and its Subsidiaries, during the period prior to the Effective Time, to all of the properties, books, contracts, commitments, personnel, information technology systems, and records and make available all other information concerning its business, properties and personnel of the Company and its Subsidiaries as Purchaser and its officers, employees, accountants, counsel, advisors and other Representatives may reasonably request. Upon reasonable notice and subject to applicable Laws, Purchaser shall, (x) for the purposes of preparing for the Closing of the Share Purchase and the issuance of the Share Consideration to Seller or its applicable Affiliate and, (y) following the Closing, in connection with Seller’s direct or indirect equity investment in Purchaser and prior ownership of the Company and its Subsidiaries, afford to the officers, employees, accountants, counsel, advisors and other Representatives of the Crown Parties, reasonable access upon prior written notice and during normal business hours and in such a manner that does not interfere unreasonably with the business operations of Purchaser and its Subsidiaries, to the records of it and its Subsidiaries and make available all other information concerning its business reasonably necessary in connection with applicable legal, regulatory, tax, accounting and financial reporting requirements applicable to Seller and its Affiliates. None of the Crown Parties and the Company, Purchaser or any of their respective Subsidiaries shall be required pursuant to this Section 6.2(a) to provide access to or to disclose information where such access or disclosure would contravene any applicable Law fiduciary duty or binding agreement entered into prior to the date of this Agreement or jeopardize the attorney-client privilege of the Person in possession or control of such information. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply. (b) Subject in all cases to any applicable provisions of Section 5.2, the Crown Parties shall and shall cause the Company to consult with Purchaser in good faith with respect to the Company’s or any of its Subsidiaries proposed new origination, or material adverse modification of any risk-rated Loan to any person, other than a central bank or a fully cash- secured loan, having or proposed to have an outstanding principal balance of $7,500,000 or more to which the Company has assigned, or would assign when such Loan is made, a risk rating, in accordance with its credit or underwriting policies as in effect on the date of this Agreement, of eight (8) or weaker (each, a “Higher Risk Loan”). In connection with any such proposed Higher Risk Loan, the Crown Parties shall, prior to the Company’s commitment, provide Purchaser with such information as is reasonably available and customarily prepared in accordance with the

-54- Company’s credit approval practices, and shall afford Purchaser a reasonable opportunity to offer advisory views or recommendations with respect to such proposed Higher Risk Loan. (c) Without limiting Section 6.2(a), the Crown Parties shall, and shall cause the Company to, use commercially reasonable efforts to provide information to Purchaser that is reasonably necessary for Purchaser to plan and prepare for the optimization of its pro forma balance sheet and capital position following the Closing. (d) During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, the Crown Parties shall, and shall cause the Company to, use reasonable best efforts to no later than the fifteenth (15th) Business Day following the end of each calendar quarter, deliver to Purchaser an updated schedule setting forth the information required by Section 2.21(b) with respect to the sixty (60) Loans with the largest outstanding balances as of the end of the applicable calendar quarter. (e) Each party shall hold all information furnished by or on behalf of the other party or such other party’s Subsidiaries or Representatives pursuant to Section 6.2 in confidence to the extent required by, and in accordance with, the provisions of the confidentiality agreement, dated December 23, 2025, between Seller and Purchaser (the “Confidentiality Agreement"). (f) No investigation by either of the parties or their respective Representatives shall affect or be deemed to modify or waive the representations and warranties of the other set forth herein. Nothing contained in this Agreement shall give any party, directly or indirectly, the right to control or direct the operations of the other party prior to the Effective Time or be deemed to confer on any party, by virtue of this Agreement or the transactions contemplated hereby, beneficial ownership of any direct or indirect equity interests of any other party or any of its Subsidiaries prior to the Effective Time. Prior to the Effective Time, each party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations. (g) Notwithstanding anything to the contrary in this Agreement, until the Effective Time: (i) Holdco shall remain the sole record owner of the Holdco Company Shares and shall retain sole power to vote and direct the voting of, and sole power to dispose of and direct the disposition of, the Holdco Company Shares, in each case in its sole discretion, subject only to applicable Law; (ii) Purchaser and its Affiliates shall have no right to exercise, and shall not exercise or purport to exercise, any voting rights or other incidents of ownership with respect to the Holdco Company Shares, and nothing in this Agreement shall be deemed to confer on Purchaser or any of its Affiliates beneficial ownership of the Holdco Company Shares prior to the Effective Time; (iii) Purchaser and its Affiliates shall not direct, instruct or seek to influence the manner in which Holdco exercises any voting or dispositive rights with respect to the Holdco Company Shares; (iv) the consent rights of Purchaser under Section 5.2 are solely contractual rights intended to preserve the value of the Company pending the Closing and shall not be deemed to constitute, and are not intended to confer on Purchaser, directly or indirectly, ownership, management or control of the Company or the Holdco Company Shares within the meaning of the Financial Institutions Act, Cap. 324A, the Barbados Companies Act, Cap. 308 or the Takeover Regulations prior to the Effective Time and (v) nothing in this Agreement shall

-55- prohibit or restrict the transfer (by distribution or otherwise) by Holdco to Seller or Seller Newco of any cash, cash equivalents or other assets (other than Company Shares) prior to the Closing. 6.3. Purchaser Shareholder Approval. Purchaser shall use its reasonable best efforts to take, in accordance with applicable Law and the Purchaser Organizational Documents, all actions necessary to call a meeting of its shareholders (the “Purchaser Meeting”) to be held on or before September 30, 2026 (which may be either an annual general or special general meeting pursuant to Purchaser's Organizational Documents), for the purpose of obtaining the Requisite Purchaser Vote required in connection with the Purchaser Share Issuance, provided that Purchaser shall not be liable for any breach of its obligations under this Section 6.3 (i) to the extent the Purchaser Meeting occurs after such date if such delay is principally caused by any failure of the Crown Parties to satisfy their applicable obligations relating to the Required Information under Section 6.8 to the extent such information is required by applicable Law to be included in the Purchaser Meeting Circular or (ii) Purchaser adjourns or postpones the Purchaser Meeting in accordance with this Section 6.3 and complies with its obligations to reconvene such Purchaser Meeting as set forth in this Section 6.3. Prior to the Purchaser Meeting and in accordance with applicable Law and Purchaser’s Organizational Documents, Purchaser shall prepare and send or otherwise make available to Purchaser’s shareholders the Purchaser Meeting Circular; and (y) the Crown Parties shall furnish all information concerning themselves, the Company and their respective Subsidiaries to Purchaser, and provide such other assistance (including in respect of any Required Information that is required by applicable Law to be included in the Purchaser Meeting Circular), as may be reasonably requested in connection with the preparation, filing and distribution of the Purchaser Meeting Circular. Prior to sending the Purchaser Meeting Circular (or any amendment or supplement thereto) to Purchaser’s shareholders, Purchaser shall (I) provide the Crown Parties and their counsel an opportunity to review and comment on the portions of such document, including the proposed final version thereof, to the extent relating to this Agreement, the Shareholder Agreement, the Share Purchase, the Purchaser Share Issuance or the other transactions contemplated hereby and thereby and (II) consider in good faith all comments reasonably proposed by the Crown Parties and their counsel with respect to such portions. Such meeting may be held virtually, subject to applicable Law and Purchaser’s Organizational Documents. Purchaser and its Board of Directors shall use its and their reasonable best efforts to obtain the Requisite Purchaser Vote, including by communicating to its shareholders its recommendation that Purchaser shareholders approve the Purchaser Share Issuance (and including such recommendation in the Purchaser Meeting Circular) (the “Purchaser Board Recommendation”). Purchaser and Purchaser’s Board of Directors shall not (i) withhold, withdraw, modify or qualify in a manner adverse to the Crown Parties the Purchaser Board Recommendation, (ii) fail to make the Purchaser Board Recommendation in the Purchaser Meeting Circular, (iii) adopt, approve, recommend or endorse a Purchaser Acquisition Proposal or publicly announce an intention to adopt, approve, recommend or endorse a Purchaser Acquisition Proposal, (iv) fail to publicly and without qualification (A) recommend against any Purchaser Acquisition Proposal or (B) reaffirm the Purchaser Board Recommendation within ten (10) Business Days (or such fewer number of days as remains prior to the Purchaser Meeting) after a Purchaser Acquisition Proposal is made public or any request by the other party to do so, or (v) publicly propose to do any of the foregoing (any of the foregoing a “Recommendation Change”). However, subject to Section 8.1, if the Board of Directors of Purchaser, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that a Purchaser Acquisition Proposal constitutes a Superior

-56- Proposal and that it would more likely than not result in a violation of its fiduciary duties under applicable Law to make or continue to make the Purchaser Board Recommendation, the Board of Directors of Purchaser may, prior to the receipt of the Requisite Purchaser Vote, submit the Purchaser Share Issuance to its shareholders, without recommendation (although the resolutions approving this Agreement as of the date hereof may not be rescinded or amended), which submission shall (for the avoidance of doubt) constitute a Recommendation Change, in which event such Board of Directors may communicate the basis for its lack of a recommendation to its shareholders in the Purchaser Meeting Circular or an appropriate amendment or supplement thereto to the extent required by law; provided that the Purchaser’s Board of Directors may not take any actions under this sentence unless it (A) gives the Crown Parties at least three (3) Business Days’ prior written notice of its intention to take such action and a reasonable description of the Purchaser Acquisition Proposal giving rise to its determination to take such action (including, the latest material terms and conditions of, and the identity of the third party making, any such Purchaser Acquisition Proposal, or any amendment or modification thereof, or describe in reasonable detail such other event or circumstances) and (B) at the end of such notice period, takes into account any amendment or modification to this Agreement proposed by the Crown Parties and, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that such Purchaser Acquisition Proposal nevertheless constitutes a Superior Proposal and that it would more likely than not result in a violation of its fiduciary duties under applicable Law to make or continue to make the Purchaser Board Recommendation. Any material amendment to any Purchaser Acquisition Proposal will be deemed to be a new Purchaser Acquisition Proposal for purposes of this Section 6.3 and will require a new notice period as referred to in this Section 6.3. Purchaser shall adjourn or postpone the Purchaser Meeting if, as of the time for which such meeting is originally scheduled there are insufficient Purchaser Ordinary Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting Purchaser has not received proxies representing a sufficient number of shares necessary to obtain the Requisite Purchaser Vote; provided that Purchaser shall use its reasonable best efforts to cause any adjourned or postponed Purchaser Meeting to be reconvened as promptly as reasonably practicable in accordance with applicable Law and the Purchaser Organizational Documents. Notwithstanding anything to the contrary herein, unless this Agreement has been terminated in accordance with its terms, the Purchaser Meeting shall be convened and the Purchaser Share Issuance shall be submitted to the shareholders of Purchaser at the Purchaser Meeting, and nothing contained herein shall be deemed to relieve Purchaser of such obligation. As used in this Agreement, (x) “Purchaser Acquisition Proposal” shall mean, with respect to Purchaser, any offer, proposal or inquiry relating to, or any third-party indication of interest in, (i) any acquisition or purchase, direct or indirect, of twenty-five percent (25%) or more of the consolidated assets of Purchaser and its Subsidiaries or twenty-five percent (25%) or more of any class of equity or voting securities of Purchaser or its Subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of Purchaser, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning twenty-five percent (25%) or more of any class of equity or voting securities of Purchaser or the Company or its Subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of Purchaser, or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction

-57- involving a party or its Subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of Purchaser and (y) “Superior Proposal” means any bona fide written Purchaser Acquisition Proposal that the Board of Directors of Purchaser has determined in good faith, after consultation with its financial advisors and outside legal counsel, and taking into account all legal, regulatory and other aspects of the proposal and the person making the proposal, is more favorable to Purchaser and its shareholders from a financial point of view than the Purchaser Share Issuance and the other transactions contemplated by this Agreement (including, as the case may be, any revisions to the terms of this Agreement proposed by the Crown Parties in response to such proposal or otherwise) and is reasonably likely to receive all required governmental approvals and financing on a timely basis and is otherwise reasonably capable of being completed on the terms proposed; provided that, for purposes of the definition of “Superior Proposal”, the references to “25%” in the definition of Purchaser Acquisition Proposal shall instead refer to “50%”. 6.4. Legal Conditions to Transactions. Subject in all respects to Section 6.1 of this Agreement, each party shall, and Purchaser and the Crown Parties shall cause each of their respective Subsidiaries (which in the case of the Crown Parties includes the Company) to, use their reasonable best efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on such party or its Subsidiaries with respect to the consummation of the transactions contemplated hereby and, subject to the conditions set forth in Article VII hereof, to consummate the transactions contemplated by this Agreement, including the Share Purchase, and (b) to obtain (and to cooperate with each other party to obtain) any material consent, authorization, order or approval of, or any exemption by, any Regulatory Agency, Governmental Authority and any other third party that is required to be obtained by the Crown Parties, the Company or Purchaser or any of their respective Subsidiaries in connection with the consummation of the transactions contemplated by this Agreement. 6.5. Employee Matters. (a) Purchaser shall, or shall cause its applicable Subsidiary to, provide the employees of the Company and its Subsidiaries as of the Effective Time whose terms and conditions of employment are not covered by a Collective Bargaining Agreement (the “Continuing Employees”) and, to the Union Continuing Employees to the extent not covered or required under the applicable Collective Bargaining Agreement, during the period commencing on the Closing Date and ending on the earlier of the twenty-four (24) month anniversary of the Closing Date and the Continuing Employee’s or Union Continuing Employee’s termination of employment, with the following: (i) annual base salary or wages, as applicable, that are no less than the annual base salary or wages in effect for each such Continuing Employee or Union Continuing Employee immediately prior to the Effective Time; (ii) short-term incentive opportunities that are no less favorable than those in effect for such Continuing Employee or Union Continuing Employee immediately prior to the Effective Time, which shall be provided on terms substantially consistent with the applicable Company Benefit Plan pursuant to which such incentive opportunities are provided to such Continuing Employee immediately prior to the Effective Time; (iii) long-term incentive opportunities that are no less favorable than those in effect for such Continuing Employee or Union Continuing Employee immediately prior to the Effective Time; (iv) employee benefits (excluding benefits covered in subsections (i), (ii), (iii)

-58- and (v) herein and change in control or retention awards) that are no less favorable in the aggregate to those provided to such Continuing Employee or Union Continuing Employee immediately prior to the Effective Time; and (vi) severance benefits that are no less favorable than those for which such Continuing Employee or Union Continuing Employee was eligible as of immediately prior to the Effective Time, which shall be provided on terms substantially consistent with the applicable Company Benefit Plan pursuant to which such severance benefits are provided to such Continuing Employee or Union Continuing Employee immediately prior to the Effective Time. Purchaser shall, or shall cause its applicable Subsidiary to, honor all existing Collective Bargaining Agreements, and provide the employees of the Company and its Subsidiaries as of the Effective Time who are represented by a union or works council and whose terms and conditions of employment are covered by a Collective Bargaining Agreement (the “Union Continuing Employees”) with the terms and conditions of employment as stated in the applicable Collective Bargaining Agreement. (b) Purchaser shall, or shall cause its applicable Subsidiary to, assume and honor all Company Benefit Plans in accordance with their terms. Purchaser shall, or shall cause its applicable Subsidiary to, use commercially reasonable efforts to, (i) cause any pre-existing conditions or limitations and eligibility waiting periods under any group health plans of Purchaser or its Affiliates to be waived with respect to the Continuing Employees and Union Continuing Employees and their eligible dependents except to the extent that any waiting period, exclusions or requirements still applied to such Continuing Employee and Union Continuing Employee under the corresponding Company Benefit Plan that is a group health plan in which such Continuing Employee and Union Continuing Employee participated immediately before the Effective Time, (ii) cause the amount of eligible expenses incurred and paid by each Continuing Employee and Union Continuing Employee and his or her eligible dependents that were credited to deductible and maximum out-of-pocket co-insurance requirements under the Company Benefit Plans to be credited for purposes of satisfying the corresponding deductible and maximum out-of-pocket co-insurance requirements under the corresponding benefit plans of Purchaser and its Affiliates and (iii) cause any of its (or its Affiliates’) employee benefit plans in which the Continuing Employees and Union Continuing Employees are entitled to participate to take into account for all purposes service by such Continuing Employees and Union Continuing Employees to the Company or any of its Affiliates or predecessors prior to the Effective Time as if such service were with Purchaser, to the same extent and for the same purpose that such service was recognized under a comparable Company Benefit Plan (except to the extent it would result in a duplication of benefits for the same period of service). (c) Prior to making any written or oral communications to the directors, officers or employees of the Company or any of its Subsidiaries pertaining to compensation or benefit matters that are affected by the transactions contemplated by this Agreement, the Crown Parties or Purchaser (as applicable) shall cause the Company to provide Purchaser, or Purchaser shall provide the Crown Parties (as applicable), with a copy of the intended communication, Purchaser or the Crown Parties (as applicable) shall have a reasonable period of time to review and comment on the communication, and the Crown Parties or Purchaser (as applicable) shall consider any such comments in good faith. Notwithstanding the foregoing, if a communication is substantially consistent with a prior communication for which the procedures contemplated by the immediately preceding sentence were completed, such procedures shall not be required for the subsequent communication.

-59- (d) Nothing in this Agreement shall confer upon any employee (including any Continuing Employee or Union Continuing Employee), officer, director or consultant of Purchaser, the Company or any of their respective Subsidiaries or Affiliates any right to continue in the employ or service of Purchaser, the Company or any Subsidiary or Affiliate thereof, or shall interfere with or restrict in any way the rights of Purchaser, the Company or any Subsidiary or Affiliate thereof to discharge or terminate the services of any employee (including any Continuing Employee or Union Continuing Employee), officer, director or consultant of Purchaser, the Company or any of their respective Subsidiaries or Affiliates in accordance with applicable law and Collective Bargaining Agreements and any written agreements with a union or works council. Nothing in this Agreement shall be deemed to (i) establish, amend, or modify any Purchaser Benefit Plan, the Company Benefit Plan or any other benefit or employment plan, program, agreement or arrangement, or (ii) alter or limit the ability of Purchaser, the Company or any of its Subsidiaries or Affiliates to amend, modify or terminate any particular Purchaser Benefit Plan, the Company Benefit Plan or any other benefit or employment plan, program, agreement or arrangement after the Effective Time. Without limiting the generality of Section 10.10, nothing in this Agreement, express or implied, is intended to or shall confer upon any person, including, any current or former employee, officer, director or consultant of Purchaser, the Crown Parties, the Company or any of their respective Subsidiaries or Affiliates or any beneficiary or dependent thereof, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. 6.6. Certain Tax Matters. (a) Tax Returns. Holdco shall, and shall cause the Company and its Subsidiaries to, arrange for the preparation and timely filing of all material corporate income Tax Returns of Holdco, the Company and the Company’s Subsidiaries that are required to be filed on or prior to the Closing Date (taking into account all valid extensions properly obtained) (“Company Tax Returns”). All Company Tax Returns shall be prepared in all material respects on a basis consistent with the past practices of the relevant entity or entities unless otherwise required by Law or a binding agreement or arrangement with any Tax authority. Seller shall use commercially reasonable efforts to deliver, or cause to be delivered, a draft of each Company Tax Return to Purchaser at least thirty (30) calendar days prior to the due date thereof (taking into account any extensions thereof); provided, that in the case of any Tax Return required to be filed on a monthly or less than monthly basis, Seller shall use commercially reasonable efforts to provide Purchaser with a draft of such Tax Return as soon as reasonably practicable in advance of the due date therefor. Seller shall consider in good faith any reasonable comments received from Purchaser in writing within fifteen (15) calendar days following the date such Tax Returns are delivered by Seller to Purchaser, or as soon as reasonably practicable in the case of any Tax Return required to be filed on a monthly basis. (b) Transfer Taxes. All sales, use, transfer, value added, stock transfer and stamp taxes, recording, registration and other fees and any similar Taxes (“Transfer Taxes") applicable to the sale by Seller of its shares in Holdco to Purchaser pursuant to this Agreement shall be borne fifty percent (50%) by Seller, on the one hand, and fifty percent (50%) by Purchaser, on the other hand, provided that, for the avoidance of doubt, to the extent such Transfer Taxes would not have arisen but for the Seller Newco Transfer, such Transfer Taxes shall be borne 100% by Seller, and to the extent such Transfer Taxes would not have arisen but

-60- for a Purchaser Bidco Designation, such Transfer Taxes shall be borne 100% by Purchaser. The party responsible under applicable Law for filing the Tax Returns with respect to such Transfer Taxes shall prepare and timely file such Tax Returns and promptly provide a copy of such Tax Returns to the other party. Purchaser and Seller shall, and shall cause their respective Affiliates to, reasonably cooperate to timely prepare and file any Tax Returns or other filings relating to such Transfer Taxes, including any claim for exemption or exclusion from the application or imposition of any Transfer Taxes. (c) Tax Sharing Agreements. Effective as of no later than the Closing, any and all Tax sharing or allocation agreements or arrangements to which Holdco, the Company or any of its Subsidiaries, on the one hand, and Seller or any of its Affiliates (other than Holdco, the Company or any of its Subsidiaries), on the other hand, are parties (other than Ordinary Course Commercial Agreements and this Agreement and any other Transaction Document) shall be terminated, such that from and after the Closing, neither Seller nor any of its Affiliates (other than Holdco, the Company or any of its Subsidiaries), on the one hand, nor Purchaser or any of its Affiliates (including the Holdco, the Company and its Subsidiaries), on the other hand, shall have any liability to each other thereunder. None of Holdco, the Company or any of its Subsidiaries shall be required, as a result of such termination, to make any payment under any such terminated agreement or arrangement. (d) Cooperation in Tax Proceedings. From and after the Closing, Seller, Purchaser and their respective Subsidiaries shall provide each other with such cooperation and information as either of them reasonably may request of the other in filing any Tax Return or in connection with any Tax Proceeding related to Holdco, the Company or its Subsidiaries for a taxable period (or portion thereof) ending on or before the Closing Date. Such cooperation and information shall include providing copies of relevant Tax Returns or portions thereof, together with accompanying schedules, related work papers and documents relating to rulings or other determinations by Tax authorities in the possession of the relevant party. Notwithstanding anything to the contrary herein, neither Purchaser nor any of its Affiliates, on the one hand, nor Seller nor any of its Affiliates, on the other hand, shall be required to provide any information relating to Tax matters other than those relating solely to Holdco, the Company or the Company’s Subsidiaries, and Seller, on the one hand, and Purchaser, on the other hand, shall not be entitled to any information relating to, or a copy of, any consolidated, combined, affiliated or unitary Tax Return which includes Purchaser or any of its Affiliates, on the one hand, or Seller or any of its Affiliates on the other hand. 6.7. Seller Trademarks. (a) Purchaser acknowledges that, other than the limited transitional rights set forth in this Section 6.7(a), neither Purchaser nor any of its Affiliates (including, after the Closing, the Company and its Subsidiaries) are receiving or will have any right, title or interest in any Seller Trademarks or any other Trademarks that constitute or contain “CIBC,” or any abbreviations, translations, transliterations or derivations thereof, or any Trademarks confusingly similar thereto. At all times following the Closing, Purchaser shall not, and shall cause its Affiliates (including the Company and its Subsidiaries) not to, (i) use or display any of the Seller Trademarks or (ii) publicly use any materials in any form which use or depict any Seller Trademarks; provided, however, that the Company and its Subsidiaries may continue to use and

-61- display the Seller Trademarks solely during the Trademark Transition Period, solely in connection with their continued operation of the business of the Company and its Subsidiaries in substantially the same manner as used and displayed by the Company and its Subsidiaries within the six (6) months prior to the Closing, only as part of the composite Trademark “CIBC CARIBBEAN”; provided, further, that the foregoing restrictions in this Section 6.7(a) shall not prevent Purchaser and its Affiliates from using the Seller Trademarks in a nominative manner or making references to Seller or its Affiliates to describe the Company’s and its Subsidiaries’ historical relationship (including in communications with customers and in notices on websites and other materials) (provided that each such reference accurately describes such historical relationship and does not feature the Seller Trademarks in a manner more prominently than reasonably necessary for such purpose), or in a manner that otherwise constitutes fair use, or from retaining copies of materials that contain or display the Seller Trademarks for archival or other internal purposes or as required to comply with applicable Laws, in each case, in a manner that would not, even in the absence of a license or similar right, constitute trademark infringement under applicable Law. Notwithstanding any of the foregoing, Purchaser shall not, and shall cause its Affiliates (including the Company and its Subsidiaries) not to, at any time following the Closing, hold itself or themselves out as continuing to be Affiliates with Seller or any of its Affiliates. (b) For the purposes of this Agreement, (i) “Seller Trademarks” means all Trademarks owned by Seller or any of its Subsidiaries as of the Closing that constitute or contain “CIBC” and are used as of, or were used within the six (6) months prior to, the Closing by the Company or its Subsidiaries in the ordinary course of operating their respective businesses; and (ii) “Trademark Transition Period” means (x) with respect to the Trademarks set forth on Section 6.7(b) of the Seller Disclosure Schedule and solely for the uses described thereon, the applicable time period for such Trademarks set forth thereon, and (y) with respect to all other Trademarks, the eighteen (18) months immediately following the Closing Date or such earlier date as required by the Office of the Superintendent of Financial Institutions. 6.8. Financing Matters. (a) During the period from the date of this Agreement to the Closing or earlier termination of this Agreement, the Crown Parties shall, and shall cause the Company to, use their reasonable best efforts, and to cause each of their Subsidiaries and its and their respective Representatives to, use their respective reasonable best efforts, to provide Purchaser with all customary cooperation and assistance in arranging, marketing and consummating the Subordinated Debt Financing as may be reasonably requested by Purchaser in writing, including using reasonable best efforts to: (i) as promptly as reasonably practicable in connection with the anticipated timing for the marketing of the Subordinated Debt Financing, furnish (or cause to be furnished) to Purchaser, (1) the Required Information (as defined below) and (2) such other financial or other pertinent and customary information regarding the Crown Parties, the Company and its Subsidiaries as is reasonably available to the Company at such time and as may be reasonably requested by Purchaser in writing, to the extent that such financial or other information is of the type and form required or customarily included in a registered public offering of debt or equity securities on Form F-3;

-62- (ii) cause the Company’s independent accountants to: (1) provide, consistent with customary practice, (A) customary auditor consents (including consents of accountants for use of their reports in any materials (including any registration statement) for the Subordinated Debt Financing), and (B) customary comfort letters (including ‘negative assurance’ comfort and change period comfort) with respect to financial information relating to the Company and its Subsidiaries as reasonably requested by Purchaser or as customary for transactions similar to the Subordinated Debt Financing; and (2) participate in a reasonable number of accounting due diligence sessions and drafting sessions at reasonable times and with reasonable advance notice, and in each case which shall be virtual unless otherwise agreed to by the Company; (iii) participate in and cause the Company’s management team, with appropriate seniority and expertise, including senior officers, to participate in a reasonable number of investor presentations, meetings, conference calls, drafting sessions, due diligence sessions, road shows and sessions with rating agencies and potential investors in connection with the Subordinated Debt Financing, in each case, at reasonable times and with reasonable advance notice, and in each case which shall be virtual unless otherwise agreed to by the Company; (iv) in connection with the Subordinated Debt Financing, provide reasonable and customary assistance to Purchaser in the preparation of customary rating agency presentations, investor presentations, bank information memoranda, registration statements, prospectuses, offering memoranda, private placement memoranda, offering documents, and similar documents reasonably requested in writing by Purchaser or required in transactions similar to the Subordinated Debt Financing, including the marketing thereof; (v) subject to Section 6.8(c), take all corporate actions reasonably requested by Purchaser to permit the consummation of the Subordinated Debt Financing; and (vi) cooperate in satisfying the conditions precedent set forth in any definitive document relating to the Subordinated Debt Financing (the “Definitive Documents”) to the extent the satisfaction of such condition requires the cooperation of, and is within the control of, the Company and its Subsidiaries and such condition is customarily included in the definitive documents for financings similar to the Subordinated Debt Financing. (b) For purposes of this Agreement, the term “Subordinated Debt Financing” means the issuance and sale by Purchaser or any of its Subsidiaries of subordinated notes or other subordinated debt securities in one or more public offerings or private placements from the date of this Agreement through the Closing Date, the proceeds of which will be used to finance a portion of the transactions contemplated by this Agreement. “Subordinated Debt Offering” means any offering of securities in connection with the Subordinated Debt Financing. (c) For purposes of this Agreement, the term “Required Information” means, with respect to the Company and its Subsidiaries: (i) (i) (x) the audited historical financial statements of the Company and its Subsidiaries for the periods required to be presented under Rule 3-05 of Regulation S-K; and (y) as may be required by Form F-3 in connection with the Subordinated Debt Offering, the

-63- unaudited consolidated balance sheet of the Company and its Subsidiaries and the related statements of income, cash flows, shareholders’ equity for any interim or quarterly periods required to be presented under Rule 3-05 of Regulation S-X, and the corresponding period of the prior fiscal year (which, in each case, are subject to normal year-end adjustments) and related footnote disclosures, in each case prepared in accordance with IFRS, as applicable, and meeting the requirements of Regulation S-X under the Securities Act and all accounting rules and regulations of the SEC applicable to a registration statement on Form F-3 and a registered offering conducted pursuant thereto; (ii) reasonable and customary information and assistance to permit Purchaser to prepare pro forma financial statements and any other pro forma information, including any pro forma adjustments, giving effect to the Share Purchase and the other transactions contemplated by this Agreement and the Subordinated Debt Offering as required by Article 11 of Regulation S-X and meeting the requirements of Regulation S-X under the Securities Act and all accounting rules and regulations of the SEC applicable to a registration statement on Form F-3 and a registered offering conducted pursuant thereto; and (iii) such other customary and pertinent information as may be reasonably requested by Purchaser to the extent that such information is customarily included in offering documents for investment grade debt securities or is necessary to receive customary “comfort” letters (including negative assurance and customary change period comfort) and customary consents or authorization letters and management representation letters to the inclusion of the relevant auditor reports from the applicable independent registered public accounting firm; (d) The Crown Parties shall cause the Company to use reasonable best efforts to periodically update any Required Information provided to Purchaser as may be necessary so that such Required Information (i) is Compliant (as defined below) and (ii) meets the applicable requirements set forth in the definition of “Required Information”, in each case throughout the marketing period for the Subordinated Debt Offering. (i) For purposes of this Agreement, the term “Compliant” means, with respect to the Required Information, that (a) such Required Information does not, taken as a whole, contain any untrue statement of a material fact regarding the Company and its Subsidiaries or omit to state any material fact regarding the Company and its Subsidiaries necessary in order to make such Required Information, in light of the circumstances under which the statements contained in the Required Information are made, not materially misleading, (b) such Required Information complies in all material respects with all requirements of Regulation S-K and Regulation S-X under the Securities Act for a registered public offering of securities on Form F-3 that would be applicable to such Required Information, (c) the Company and its Subsidiaries have not stated their intent to, or determined that they must, restate any historical financial information included in the Required Information or that any such restatement is under consideration or may be a possibility, (d) no independent registered public accounting firm shall have withdrawn, amended or qualified any audit report with respect to any financial statements contained in the Required Information and (e) the financial statements and other financial information included in such Required Information would not be deemed stale or otherwise be unusable under the requirements of Regulation S-X under the Securities Act for a

-64- registered public offering of securities on Form F-3 and are sufficient to permit the Company’s independent registered public accounting firm to issue a customary “comfort” letter to the underwriters of the Subordinated Debt Offering (including as to customary negative assurances and change period comfort). (e) The foregoing notwithstanding, none of the Crown Parties, the Company nor any of their respective Affiliates shall be required to take or permit the taking of any action pursuant to this Section 6.8 that could (1) require the Crown Parties, the Company, their respective Subsidiaries or any of their respective Affiliates or any persons who are officers or directors of such entities to pass resolutions or consents to approve or authorize the execution of the Definitive Documents or enter into, execute or deliver any certificate, document, instrument or agreement or agree to any change or modification of any existing certificate, document, instrument or agreement (provided that the Crown Parties will, to the extent otherwise required hereby, use reasonable best efforts to cause persons who will continue as officers or directors, as applicable, of the Company after the occurrence of the Closing, and who will not be removed or replaced in connection therewith, to pass resolutions and to execute documents in their capacities as such officers or directors, in each case which resolutions and documents are subject to and conditioned upon, and do not become effective until, the occurrence of the Closing); (2) cause any representation or warranty in this Agreement to be breached by the Crown Parties, the Company or any of their respective Affiliates; (3) require the Crown Parties, the Company or any of their respective Affiliates to pay any commitment or other similar fee or incur any other expense, liability or obligation in connection with the Subordinated Debt Financing or otherwise incur any obligation under any agreement, certificate, document or instrument (except with respect to the Company only to the extent the effectiveness of any such fee, expense, liability or obligation is subject to and conditioned upon the occurrence of Closing); (4) reasonably be expected to cause any director, officer, employee or shareholder of the Crown Parties, the Company or any of their respective Subsidiaries or Affiliates to incur any personal liability; (5) reasonably be expected to conflict with the Organizational Documents of the Company or any of its Subsidiaries or Affiliates or any Laws; (6) reasonably be expected to result in a material violation or breach of, or a default (with or without notice, lapse of time, or both) under, any Company Contract; (7) provide access to or disclose information that the Crown Parties, the Company or any of their respective Subsidiaries or Affiliates determines would jeopardize any attorney-client privilege or other applicable privilege or protection of the Crown Parties, the Company or any of their respective Subsidiaries or Affiliates; (8) require the delivery of any opinion of counsel; (9) unreasonably and materially interfere with the ongoing business or operations of the Crown Parties, the Company or any of their respective Subsidiaries or Affiliates; or (10) require the Crown Parties, the Company or any of their respective Subsidiaries or Affiliates to prepare or deliver any Excluded Information. Nothing contained in this Section 6.8 or otherwise in this Agreement shall require the Company or any of its Affiliates, prior to the Closing, to be an issuer or other obligor with respect to the Subordinated Debt Financing. (f) The parties hereto acknowledge and agree that the provisions contained in this Section 6.8 represent the sole obligation of the Crown Parties and the Company and their respective Subsidiaries and Representatives with respect to cooperation in connection with the arrangement of any financing to be obtained by Purchaser or any of its Subsidiaries with respect to the transactions contemplated by this Agreement and no other provision of this Agreement

-65- (including the Exhibits and Schedules hereto) shall be deemed to expand or modify such obligations (unless expressly provided for). (g) Nothing contained in this Section 6.8 or otherwise in this Agreement shall require the Company or any of its Affiliates, prior to the Closing, to be an issuer or other obligor with respect to the Subordinated Debt Financing. Purchaser shall indemnify and hold harmless the Crown Parties or the Company and their respective Affiliates and their respective Representatives (as applicable) from and against any and all losses suffered or incurred by them in connection with the arrangement of the Subordinated Debt Financing, any action taken by them at the request of Purchaser or its Representatives pursuant to this Section 6.8 and any information used in connection therewith. 6.9. Indemnification; Directors’ and Officers’ Insurance. (a) From and after the Effective Time, Purchaser shall indemnify and hold harmless and shall advance expenses as incurred, in each case to the extent (subject to applicable Law) such persons are indemnified as of the date of this Agreement by the Crown Parties or the Company or its Subsidiaries pursuant to (i) the Organizational Documents of the Company, (ii) the Organizational Documents of any Subsidiary of the Company and (iii) any indemnification agreements with any present or former director, officer or employee of the Company or its Subsidiaries, in each case in existence as of the date hereof and disclosed in Section 6.9(a) of the Seller Disclosure Schedule, each present and former director, officer or employee of the Company and its Subsidiaries (in each case, when acting in such capacity) (each, an “Indemnified Party”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the Effective Time, arising out of the fact that such person is or was a director, officer or employee of the Company or any of its Subsidiaries and pertaining to matters existing or occurring at or prior to the Effective Time, including the transactions contemplated by this Agreement; provided, that in the case of advancement of expenses, any Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Indemnified Party is not entitled to indemnification. (b) For a period of six (6) years after the Effective Time, Purchaser shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by the Company (provided, that Purchaser may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the insured) with respect to claims arising from facts or events which occurred at or before the Effective Time; provided, however, that Purchaser shall not be obligated to expend, on an annual basis, an amount in excess of 300% of the current annual premium paid as of the date hereof by the Company for such insurance (the “Premium Cap”), and if such premiums for such insurance would at any time exceed the Premium Cap, then Purchaser shall cause to be maintained policies of insurance which, in Purchaser’s good faith determination, provide the maximum coverage available at an annual premium equal to the Premium Cap. In lieu of the foregoing, Purchaser, in consultation with the Crown Parties and the Company, may obtain at or prior to the Effective Time a six (6)-year “tail” policy under the

-66- Company’s existing directors’ and officers’ insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed the Premium Cap. (c) It is agreed and acknowledged that any indemnification obligations by the Crown Parties or its Affiliates (other than the Company and its Subsidiaries) in favor of any Indemnified Party and any coverage pursuant to directors’ and officers’ liability insurance shall each terminate as of the Closing. (d) The provisions of this Section 6.9 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives. If Purchaser or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing company of such consolidation or merger, or (ii) transfers all or substantially all its assets or deposits to any other person or engages in any similar transaction, then in each such case, Purchaser will cause proper provision to be made so that the successors and assigns of Purchaser will expressly assume the obligations set forth in this Section 6.9. 6.10. Further Assurances. The parties shall execute and deliver, or shall cause to be executed and delivered, such documents and other instruments and shall take, or shall cause to be taken, such further actions as may be reasonably required to carry out the provisions of this Agreement and give effect to the transactions contemplated hereby. 6.11. Advice of Changes. Each party shall promptly advise each other party, as applicable, of any effect, change, event, circumstance, condition, occurrence or development (i) that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on it or (ii) that such party believes would or would reasonably be expected to cause or constitute a material breach of any of its representations, warranties, obligations, covenants or agreements contained herein that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article VII to be satisfied; provided, that any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute a violation of this Section 6.11 or the failure of any condition set forth in Section 7.2 or 7.3 to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case unless the underlying breach would independently result in a failure of the conditions set forth in Section 7.2 or 7.3 to be satisfied; and provided, further, that the delivery of any notice pursuant to this Section 6.11 shall not cure any breach of, or noncompliance with, any other provision of this Agreement or limit the remedies available to the party receiving such notice. 6.12. Shareholder Litigation. Each party shall give each other party prompt notice of any shareholder litigation against such party or its directors or officers relating to the transactions contemplated by this Agreement, and shall give each other party (at such other party’s expense) the opportunity to participate in the defense or settlement of any such litigation. Each party shall give the other parties the right to review and comment on all filings or responses to be made in connection with any such litigation, and will in good faith take such comments into account. No party shall, and the Crown Parties shall cause the Company not to, agree to settle any such litigation without the prior written consent of Purchaser (in the case of a settlement by

-67- the Crown Parties or the Company) or the Crown Parties (in the case of a settlement by Purchaser), which consent shall not be unreasonably withheld, conditioned or delayed; provided, that each other party shall not be obligated to consent to any settlement which does not include a full release of such other party and its Affiliates or which imposes an injunction or other equitable relief on such party or any of its Affiliates. 6.13. Acquisition Proposals. (a) Neither Purchaser nor the Crown Parties shall, and each shall cause its respective Subsidiaries and its and their respective Representatives not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate any inquiries or proposals with respect to any Purchaser Acquisition Proposal or Company Acquisition Proposal, as applicable, (ii) engage or participate in any negotiations with any person concerning any Purchaser Acquisition Proposal or Company Acquisition Proposal, as applicable, (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to any Purchaser Acquisition Proposal or Company Acquisition Proposal, as applicable, or (iv) unless this Agreement has been terminated in accordance with its terms, approve or enter into any term sheet, letter of intent, commitment, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (whether written or oral, binding or nonbinding) (other than a confidentiality agreement referred to and entered into in accordance with this Section 6.13(a)) in connection with or relating to any Purchaser Acquisition Proposal or Company Acquisition Proposal, as applicable. Notwithstanding the foregoing, (x) in the event that after the date of this Agreement and prior to the receipt of the Requisite Purchaser Vote, Purchaser receives an unsolicited bona fide written Purchaser Acquisition Proposal, Purchaser may, and may permit its Subsidiaries and its and its Subsidiaries’ Representatives to, furnish or cause to be furnished confidential or nonpublic information or data (provided that no such information or data relates to the Company or the Crown Parties) and participate in such negotiations or discussions with the person making the Purchaser Acquisition Proposal if the Board of Directors of Purchaser concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisors) that failure to take such actions would be more likely than not to result in a violation of its fiduciary duties under applicable Law; provided that, prior to furnishing any confidential or nonpublic information permitted to be provided pursuant to this sentence, Purchaser shall have entered into a confidentiality agreement with the person making such Purchaser Acquisition Proposal on terms no less favorable to it than the Confidentiality Agreement, which confidentiality agreement shall not provide such person with any exclusive right to negotiate with Purchaser and (y) in the event that after the date of this Agreement, any of the Crown Parties or the Company receives an unsolicited bona fide written Company Acquisition Proposal, the Company may (and the Crown Parties may permit the Company to), and the Company (and the Crown Parties) may permit the Company’s Subsidiaries and the Company’s and its Subsidiaries’ Representatives to, furnish or cause to be furnished confidential or nonpublic information or data (provided that no such information or data relates to Purchaser) and participate in such negotiations or discussions with the person making the Company Acquisition Proposal if the Board of Directors of the Company concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisors) that failure to take such actions would be more likely than not to result in a violation of its fiduciary duties under applicable Law; provided that, prior to furnishing any confidential or

-68- nonpublic information permitted to be provided pursuant to this sentence, the Company shall have entered into a confidentiality agreement with the person making such Company Acquisition Proposal on terms no less favorable to it than the Confidentiality Agreement, which confidentiality agreement shall not provide such person with any exclusive right to negotiate with the Company. Each of Purchaser and the Crown Parties will, and will cause its respective Representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any person other than the Crown Parties and the Company, with respect to any Purchaser Acquisition Proposal or Company Acquisition Proposal, as applicable. Purchaser will promptly (within twenty-four (24) hours) advise the Crown Parties following receipt of any Purchaser Acquisition Proposal or any inquiry which could reasonably be expected to lead to a Purchaser Acquisition Proposal, and the substance thereof (including the terms and conditions of and the identity of the person making such inquiry or Purchaser Acquisition Proposal), will provide the Crown Parties with an unredacted copy of any such Purchaser Acquisition Proposal and any draft agreements, proposals or other materials received or provided in connection with any such inquiry or Purchaser Acquisition Proposal, and will keep the Crown Parties apprised of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the terms of such inquiry or Purchaser Acquisition Proposal. The Crown Parties will promptly (within twenty-four (24) hours) advise Purchaser following receipt of any Company Acquisition Proposal or any inquiry which could reasonably be expected to lead to a Company Acquisition Proposal, and the substance thereof (including the terms and conditions of and the identity of the person making such inquiry or Company Acquisition Proposal), will provide Purchaser with an unredacted copy of any such Company Acquisition Proposal and any draft agreements, proposals or other materials received or provided in connection with any such inquiry or Company Acquisition Proposal, and will keep Purchaser apprised of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the terms of such inquiry or Company Acquisition Proposal. Each of Purchaser and the Crown Parties shall use its reasonable best efforts to enforce any existing confidentiality or standstill agreements to which it or any of its Subsidiaries is a party in accordance with the terms thereof. As used in this Agreement, “Company Acquisition Proposal” shall mean any offer, proposal or inquiry relating to, or any third-party indication of interest in, (i) any acquisition or purchase, direct or indirect, of twenty-five percent (25%) or more of the consolidated assets of the Company and its Subsidiaries or twenty-five percent (25%) or more of any class of equity or voting securities of the Company or Holdco, (ii) any tender offer or exchange offer that, if consummated, would result in such third party beneficially owning twenty-five percent (25%) or more of any class of equity or voting securities of the Company or Holdco, or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or Holdco, in each case other than the transactions contemplated by this Agreement. (b) Nothing contained in this Agreement shall prevent Purchaser or its Board of Directors from complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to a Purchaser Acquisition Proposal; provided that such rules will in no way eliminate or modify the effect that any action pursuant to such rules would otherwise have under this Agreement.

-69- 6.14. Public Announcements. Purchaser and the Crown Parties agree that the initial press release with respect to the execution and delivery of this Agreement shall be a release mutually agreed to by Purchaser and the Crown Parties. Thereafter, each of the parties agrees that no public release or announcement or statement concerning this Agreement or the transactions contemplated hereby shall be issued by any party without the prior written consent of, after reasonable notice, Purchaser, in the case of any release or announcement or statement by the Crown Parties, in the case of a release or announcement or statement by Purchaser (which consent, in each case, shall not be unreasonably withheld, conditioned or delayed), except (i) as required by applicable Law or the rules or regulations of any applicable Governmental Authority or stock exchange to which the relevant party is subject, in which case the party required to make the release or announcement shall consult with the other parties about, and allow the other party reasonable time to comment on, such release or announcement in advance of such issuance or (ii) for such releases, announcements or statements that are consistent with other such releases, announcement or statements made after the date of this Agreement in compliance with this Section 6.14. 6.15. Takeover Bid. (a) Seller shall and shall cause its Subsidiaries (including, prior to the Closing, Holdco and the Company) to use their reasonable best efforts to cooperate with Purchaser (and, following the Closing, Holdco, the Company, Purchaser Bidco and Purchaser Amalco, as applicable) (i) in Purchaser making or causing to be made, following the Closing and in accordance with the applicable provisions of the Take-Over Bid Regulations, 2002 (the “Takeover Regulations”) and other applicable Law, a takeover bid (a “Takeover Bid”) for Purchaser or its controlled Affiliate (“Purchaser Bidco”) to purchase all or any portion of the Company Shares not owned by Holdco as of the Closing (each an “Outstanding Company Share”) for consideration per Outstanding Company Share equal to (x) the Per Company Share Stock Consideration and (y) the Per Company Share Cash Consideration ((x) and (y) together, the “Base Consideration”), provided that each holder of Outstanding Company Shares will have the right to elect to receive up to 100% of the Base Consideration in Purchaser Ordinary Shares (with the number of Purchaser Ordinary Shares being calculated using the same price per share that was used to calculate the Per Company Share Stock Consideration), without proration, and (ii) in accordance with Section 208 of the Barbados Companies Act and other applicable Law, an amalgamation of the Company and a newly formed Barbados company that is a controlled Affiliate of Purchaser (“Purchaser Amalco”), which amalgamation process (I) shall be completed after the Closing, (II) may be initiated and completed substantially concurrently with the initiation and closing of the Takeover Bid, respectively and (III) shall provide to any holders of Outstanding Company Shares that are not acquired in the Takeover Bid the same consideration (and choice of consideration) in respect of each such Outstanding Company Share as that described in the foregoing clause (i). (b) Purchaser and the Crown Parties shall be empowered, upon their mutual agreement, at any time prior to the Effective Time, to change the method or structure of effecting Purchaser’s acquisition of control of the Company (including the provisions of Article I), if and to the extent that they both deem such change to be necessary, appropriate or desirable. Purchaser and the Crown Parties agree to reflect any such change in an appropriate amendment to this Agreement executed by such parties in accordance with Section 10.1. Without limitation

-70- of the preceding two sentences, Purchaser and the Crown Parties hereby agree that they shall take the actions set forth on Section 6.15(b) of the Seller Disclosure Schedule. 6.16. Restructuring Efforts. If Purchaser shall have failed to obtain the Requisite Purchaser Vote at the duly convened Purchaser Meeting or any adjournment or postponement thereof, each of the parties shall in good faith use its reasonable best efforts to negotiate a restructuring of the transactions provided for herein (it being understood that neither party shall have any obligation to alter or change any material terms, including the amount or kind of the consideration to be delivered to the Crown Parties) and/or resubmit the Purchaser Share Issuance and/or any required shareholder approvals resulting from the restructuring of the transaction pursuant to this Section 6.16 to Purchaser’s shareholders for approval. 6.17. Stock Exchange Listings. (a) Purchaser shall cause the Purchaser Ordinary Shares to be issued in connection with this Agreement to be approved for listing on (i) the New York Stock Exchange (the “NYSE”) and (ii) to the extent required under applicable Law or binding rule or regulation of the Bermuda Stock Exchange (the “BSX”), on the BSX, in each case, subject to any official notice of issuance as may be required by the NYSE and/or the BSX, at the Effective Time. (b) Purchaser shall use its reasonable best efforts to establish a secondary listing of the Purchaser Ordinary Shares on the Barbados Stock Exchange, effective substantially concurrently with the Closing, and shall use commercially reasonable efforts to establish further secondary listings of the Purchaser Ordinary Shares on the Trinidad & Tobago Stock Exchange and The Bahamas Stock Exchange. 6.18. Non-Competition and Non-Solicitation. (a) For a period of three (3) years following the Closing Date (the “Restricted Period”), none of Seller or any of its controlled Affiliates (the “Crown Group”) shall directly or indirectly, own, manage, operate or engage in, or participate in the ownership, management or operation of or engagement in the business of providing corporate lending and deposit taking, retail lending (including residential mortgages) or deposit taking, private banking, wealth management or trust administration services in (x) any jurisdictions in which the Company and its Subsidiaries operate as of the date of this Agreement or (y) Bermuda (clauses (x) and (y), the “Covered Territory”); provided that the foregoing restriction set forth in this Section 6.18(a) shall be subject to the following exceptions: (i) the Crown Group may continue to own, manage or operate any businesses that are owned, managed or operated by any member of the Crown Group that operates in the Covered Territory as of the date of this Agreement (other than the Company or any of its Subsidiaries) (it being understood that such businesses substantially consist of internal funding and liquidity operations of the Crown Group, reinsurance businesses and capital markets businesses), and any reasonable extensions of such businesses; (ii) this Section 6.18 shall not impose any restriction with respect to (1) the activities of the Crown Group’s global capital markets business; (2) activities of the

-71- Crown Group’s internet or mobile banking business; or (3) the Crown Group’s provision of credit, debit or other payment services to its customers on a worldwide basis; and (iii) the Crown Group shall be permitted to invest in, purchase or acquire (through merger, stock purchase, purchase or otherwise), a person (an “Acquisition Target”) that, directly or indirectly, engages in an existing business in the Covered Territory (such existing business of such person, a “Competing Business”); provided that (x) the Crown Group is a passive investor in, and owns not more than 4.9% of the outstanding capital stock of, such Competing Business, (y) the aggregate revenue of the Competing Businesses in the last completed fiscal year of such Acquisition Target prior to the consummation of such purchase or acquisition by a member of the Crown Group does not exceed fifteen percent (15%) of such Acquisition Target’s aggregate consolidated revenues for such fiscal year or (z) (A) the aggregate revenue of the Competing Businesses in the last completed fiscal year of such Acquisition Target prior to the consummation of such purchase or acquisition by a member of the Crown Group exceeds fifteen percent (15%) but does not exceed forty percent (40%) of such Acquisition Target’s aggregate consolidated revenues for such fiscal year and (B) Seller or its applicable Subsidiary satisfies its obligations in Section 6.18(a)(iv). (iv) If during the Restricted Period a member of the Crown Group acquires an Acquisition Target that engages in a Competing Business that meets the criteria described in clause (z)(A) of Section 6.18(a)(iii), then, within sixty (60) days of the consummation of such acquisition, Seller shall provide Purchaser the first opportunity to make an offer to acquire such Competing Business by providing written notice to Purchaser a “Divestiture ROFO Notice”), describing the Competing Business to be divested, including the assets and liabilities thereof (and, if applicable, equity interests) (the “Offered Business”), and any other material terms of the proposed divestiture (other than price), and reasonable access to such financial statements, material contracts and other customary due diligence materials relating to the Offered Business. Following the delivery of the Divestiture ROFO Notice, Purchaser shall have the right, but not the obligation, to deliver to Seller an offer to purchase all, but not less than all, of the Offered Business, which offer shall state the material terms (including price) and conditions of such offer, within twenty (20) Business Days after Purchaser’s receipt of the Divestiture ROFO Notice (a “Divestiture ROFO Offer”). If Purchaser timely delivers a Divestiture ROFO Offer, Seller shall consider the terms thereof in good faith and deliver written notice to Purchaser within ten (10) Business Days of its receipt of such Divestiture ROFO Offer of (i) its acceptance or rejection of such offer or (ii) a counter-offer specifying any proposed modified terms on which it would accept such Divestiture ROFO Offer (in which case Purchaser shall have five (5) Business Days to determine whether to proceed) and if such offer is accepted by Seller or such counter-offer is accepted by Purchaser, Purchaser and Seller shall in good faith engage in exclusive negotiations for a period of forty-five (45) days (the “ROFO Negotiation Period”), with a view to execution and delivery of definitive documentation and consummation of the acquisition (which may be by means of an asset purchase, share purchase, merger, amalgamation, combination or other transaction or series of related transactions) of the Offered Business by Purchaser as soon as reasonably practicable. If Purchaser (A) does not timely deliver a Divestiture ROFO Offer (or timely accept a counter-offer in respect thereof), or (B) enters into the ROFO Negotiation Period but the parties fail to enter into definitive documentation with respect to such purchase during the ROFO Negotiation Period, Seller and its applicable Affiliates shall use reasonable best efforts to (I) enter into definitive documentation

-72- with a third party to divest the Offered Business within six (6) months following the occurrence of the event described in the foregoing clause (A) or (B) and (II) consummate such divestiture as promptly as practicable thereafter (and in any event within six (6) months of the entry into definitive documentation for such divestiture or as soon as practicable following the receipt of any required regulatory approvals). (b) In addition to the exceptions set forth above, during the Restricted Period any member of the Crown Group shall also be permitted to: (i) adjudicate, administer, amend, extend, refinance any mortgage loan or other loan or credit made by any member of the Crown Group (other than the Company and its Subsidiaries) prior to the Closing Date; (ii) hold or exercise rights of ownership with respect to any security held by such member of the Crown Group in a fiduciary capacity or otherwise for the benefit of a person not affiliated with any member of the Crown Group; (iii) acquire, hold or exercise rights of ownership with respect to any security or assets pledged to a member of the Crown Group as collateral for a bona fide loan or acquire, hold, or exercise any rights with respect to any loans or other financial instruments acquired in connection with the trading, market making or hedging activities of the Crown Group; (iv) underwrite, make markets, or otherwise trade in any securities offering by any person engaged in a Competing Business; (v) acquire an interest in as part of ordinary course investment and acquisition activities by any advised or any pooled investment vehicle or fund in which a member of the Crown Group is an investor or manager or for which a member of the Crown Group acts as a fiduciary or as part of ordinary course asset management activities of any pension or other benefit plans of any member of the Crown Group. (c) During the Restricted Period, no member of the Crown Group, on the one hand, and none of Purchaser or any of its Subsidiaries, on the other hand, shall, directly or indirectly: (i) knowingly cause, knowingly induce or knowingly encourage any customer of (A) in the case of the restrictions applicable to the Crown Group, the Company or its Subsidiaries (as of the Closing Date) through the use of customer lists of the Company or its Subsidiaries and (B) in the case of the restrictions applicable to Purchaser and its Subsidiaries, any member of the Crown Group (as of the Closing Date) through the use of customer lists of members of the Crown Group, to terminate or adversely modify any relationship with the Company or any of its Subsidiaries or Purchaser or any of its Subsidiaries, as applicable, provided that the foregoing shall not prohibit solicitations or advertisements that are not specifically and knowingly targeted at customers of either Purchaser and its Subsidiaries (in the case of the Crown Group) or any member of the Crown Group (in the case of Purchaser and its Subsidiaries) or the provision of any services to customers in response to such solicitations or in response to inquiries initiated by a customer; or (ii) hire or solicit the employment of, or attempt to recruit for employment any individual employed by, (A) in the case of the restrictions applicable to the Crown Group, the Company or any of its Subsidiaries, and (B) in the case of the restrictions applicable to Purchaser and its Subsidiaries, any member of the Crown Group (as of the Closing Date), during the previous six (6) months prior to such hiring, solicitation or attempt to recruit, provided that the foregoing shall not prohibit (A) general solicitations of employment not targeted at any such current or former employee of the Company or any of its Subsidiaries or Purchaser or any of its Subsidiaries, as applicable (and the hiring of any person as a result of such solicitation), or (B) the hiring of any individual who initiates discussions regarding such employment without any solicitation by the applicable party in violation of this Section 6.18(c).

-73- (d) Notwithstanding anything to the contrary, none of the restrictions set forth in this Section 6.18 shall apply to, or prohibit or restrain any activities, actions or conduct of any person that ceases to be a member of the Crown Group or to any person that ceases to be a Subsidiary of Purchaser and no such restrictions shall survive the end of the Restricted Period. (e) The parties hereto acknowledge that the covenants in this Section 6.18 have been made in order to induce the parties to enter into and consummate the Share Purchase and are integral to this Agreement and that each such party would not enter into and consummate the Share Purchase without the agreement of the other party to the covenants contained in this Section 6.18. The parties hereto further acknowledge and agree that this Section 6.18 constitutes an independent covenant that shall not be affected by performance or nonperformance of any other provision of this Agreement and that no monetary consideration is receivable by the Crown Group for the covenants contained in this Section 6.18. In the event that any of the provisions of this Section 6.18 should ever be adjudicated and found by a final determination of a court or any other Governmental Authority of competent jurisdiction to exceed the time, scope, geographic, or other limitations permitted by applicable Law in any jurisdiction, then such provisions shall be deemed reformed in such jurisdiction to the maximum time, scope, geographic or other limitations enforceable under applicable Law in a means that comes closest to expressing the intention of the invalid or unenforceable provision, in order to render the restrictive covenants set forth in this Section 6.18 enforceable to the fullest extent permitted by applicable Law. Each party further acknowledges that a violation of this Section 6.18 would cause immeasurable injury to the other party and that, in the event of a breach by such party or its controlled Affiliates of this Section 6.18, the other party will not have an adequate remedy at law. Accordingly, in the event of any such breach, the non-breaching party shall be entitled to seek such equitable and injunctive relief as may be available to restrain the breaching party and its controlled Affiliates from the violation of the provisions hereof in any court of competent jurisdiction and injunctive relief without the necessity of posting a bond or proving special damages. Nothing herein, however, shall be construed as prohibiting any party from pursuing any other remedies available at law or equity for such breach, including the recovery of damages. 6.19. Transition Services Agreement; Transition Plan. As promptly as reasonably practicable following the date of this Agreement, but in any event no later than one- hundred twenty (120) days following the date of this Agreement, the parties shall negotiate in good faith a Transition Services Agreement (the “Transition Services Agreement”), which shall be consistent with the terms set forth in Exhibit B (the “TSA Term Sheet”). (b) Between the date of this Agreement and the Closing Date, the parties shall designate certain persons to serve as members of one or more (as agreed by the parties) transition teams with Representatives of the parties and cause such persons to devote time to transition matters, including periodic meetings to discuss planning and implementation of transition plans, and (b) reasonably cooperate with the other parties to assist in the formulation of a mutually agreed comprehensive joint transition plan in furtherance of the transactions and services contemplated by the Transition Services Agreement (it being understood that, in the preparation of such transition plan, each party shall allocate sufficient personnel, reasonably cooperate, and cause the members of the transition team or teams to negotiate in good faith). Following the development of such transition plan and until the Closing, each party shall use its commercially reasonable efforts to execute the transition plan.

-74- 6.20. D&O Resignations. The Crown Parties shall use reasonable best efforts to deliver, or cause to be delivered, to Purchaser written resignations, effective as of the Closing Date, of each of the then-serving directors and officers of the Company and its Subsidiaries (except for those directors and officers whom Purchaser shall have specified in writing to the Company no less than five (5) Business Days prior to the Closing). For the avoidance of doubt, nothing in this Section 6.20 shall require such directors and officers’ resignation from or termination of employment by the Company or its Subsidiaries (if applicable). 6.21. Purchaser Board Appointment. Subject to and in accordance with the terms of the Shareholder Agreement, prior to the Closing Date, Purchaser shall take all necessary actions to cause two (2) individuals designated by the Crown Parties in writing prior to the Closing after reasonable consultation with Purchaser to be appointed to Purchaser’s Board of Directors immediately following the Effective Time, which individuals shall be the initial Shareholder Directors (as defined in the Shareholder Agreement). 6.22. Governance; Headquarters; Operations. The parties agree to the matters set forth on Section 6.22 of the Seller Disclosure Schedule. 6.23. Covered Securities. (a) Seller shall, prior to the Closing, acquire (or cause to be acquired by a Subsidiary of Seller other than the Company or any of its Subsidiaries) for cash the securities set forth on Section 6.23 of the Seller Disclosure Schedule (the “Covered Securities – Type A”) from the applicable counterparties set forth on Section 6.23(a) of the Seller Disclosure Schedule and for the purchase price set forth for the applicable Covered Securities – Type A on Section 6.23(a) of the Seller Disclosure Schedule (or, to the extent such purchase price is not set forth on Section 6.23(a) of the Seller Disclosure Schedule, at a purchase price as mutually determined by Purchaser and Seller, acting reasonably and in good faith, but in no event less than the fair value of the applicable Covered Securities – Type A). (b) Seller shall, prior to the Closing, directly or indirectly, acquire, redeem, repay or otherwise satisfy (or cause to be acquired, redeemed, repaid or otherwise satisfied by a Subsidiary of Seller other than the Company or any of its Subsidiaries) (or offer to do the foregoing) for cash the securities set forth on Section 6.23(b) of the Seller Disclosure Schedule (the “Covered Securities – Type B” and, together with the Covered Securities – Type A, the “Covered Securities” ) for the consideration set forth for the applicable Covered Securities – Type B on Section 6.23(b) of the Seller Disclosure Schedule. 6.24. Seller Newco Transfer. Notwithstanding anything to the contrary in this Agreement, Crown may transfer or cause to be transferred to a newly formed entity that is wholly owned (directly or indirectly) by Crown or any of its wholly-owned Subsidiaries (“Seller Newco” ) all of its equity interests in Holdco (any such transfer, the “Seller Newco Transfer” ), in each case, at or prior to the Closing. In the event of any Seller Newco Transfer, (a) all references to “Seller” in the first sentence of Section 1.1 and Sections 1.3(a), 1.4(a), 1.4(b), 3.4(a) and 6.6(a) shall be deemed to reference Seller Newco in lieu of Crown, (b) all references to “Crown Parties” (other than such references that are as of a specific date that precedes the

-75- Seller Newco Transfer) shall be deemed to include Seller Newco, (c) Seller Newco shall execute a joinder to this Agreement reasonably satisfactory to Purchaser pursuant to which it shall agree to be bound by the provisions of this Agreement described in the foregoing clauses (a) and (b) as if it were a “Seller” or “Crown Party” (as applicable) and (d) Crown shall ensure that Seller Newco has all necessary corporate or similar power and authority to execute, deliver and perform its obligations under this Agreement and any other Transaction Documents to which it will be a party and to consummate the transactions contemplated by this Agreement and any other Transaction Documents to which it will be a party in accordance with the terms hereof and thereof. 6.25. Purchaser Bidco. Notwithstanding anything to the contrary in this Agreement, Purchaser may designate to Purchaser Bidco its right to acquire the Holdco Shares pursuant to Section 1.3(a) (a “Purchaser Bidco Designation”); provided that any such designation shall not relieve Purchaser of its Liabilities or obligations hereunder. In accordance with the Takeover Regulations, following such designation in accordance with the preceding sentence, Purchaser Bidco shall thereafter be the entity undertaking the Takeover Bid and acquiring the Company Shares validly tendered pursuant thereto, Purchaser Bidco shall execute a joinder to this Agreement reasonably satisfactory to the Crown Parties pursuant to which it shall agree to be bound by the provisions of this Agreement described in the foregoing sentence as if it were “Purchaser” (subject to the proviso in the foregoing sentence) and Purchaser shall ensure that Purchaser Bidco has all necessary corporate or similar power and authority to execute, deliver and perform its obligations under this Agreement. 6.26. Closing Payments Matters. Seller shall prepare or cause the Company to prepare and deliver to Purchaser, a spreadsheet or other similar form of report (the “Closing Payments Report”) in form and substance reasonably satisfactory to Purchaser, not later than five (5) Business Days prior to the Closing Date and dated as of the Closing Date setting forth (i) the balance as of the date that is ten (10) days prior to the Closing Date of the obligations of Seller to the Company under that certain Letter Agreement regarding the CIBC Caribbean Long Term Incentive Plan, dated October 18, 2024, between the Company and Seller in respect of Company LTIP Awards, as reflected in a report prepared as between the Company and Seller and reflected in the accounting books and records of Seller and the Company (such balance, the “LTIP Closing Amount”), together with reasonable supporting information, and (ii) each of the Transaction Expenses and the Person to whom such Transaction Expense is owed along with reasonably supporting detail, including invoices. “Transaction Expenses” means the amount of all out of pocket fees, costs and expenses of the Company incurred prior to Closing in connection with the transactions contemplated by this Agreement, including the negotiation, execution and preparation of this Agreement and the performance and compliance with this Agreement, that are payable to financial advisors, legal counsel, auditors, accountants and other third-party advisors. The “Transaction Expense Amount” shall be equal to (x) the aggregate amount of all Transaction Expenses less (y) $18,000,000 (the “Transaction Expense Cap”), provided that if the result of such calculation is a negative number, the Transaction Expense Amount shall be deemed to be zero.

-76- ARTICLE VII CONDITIONS PRECEDENT 7.1. Conditions to Each Party’s Obligation to Effect the Share Purchase. The respective obligations of the parties to effect the Share Purchase shall be subject to the satisfaction at or prior to the Effective Time of the following conditions: (a) Shareholder Approvals. The Purchaser Share Issuance shall have been approved by the shareholders of Purchaser by the Requisite Purchaser Vote. (b) Listing of Ordinary Shares. The Purchaser Ordinary Shares that shall be issuable to Seller (or its applicable Affiliate) pursuant to this Agreement shall have been authorized for listing on (i) the NYSE and (ii) to the extent required under applicable law or binding rule or regulation of the BSX, the BSX, subject, in each case, to any official notice of issuance as may be required by the NYSE and/or the BSX. (c) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or Governmental Authority of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Share Purchase or any of the other transactions contemplated by this Agreement shall be in effect. No Law shall have been enacted, entered, promulgated or enforced by any Governmental Authority which prohibits or makes illegal consummation of the Share Purchase or any of the other transactions contemplated by this Agreement. 7.2. Conditions to Obligations of Purchaser. The obligations of Purchaser to effect the Share Purchase are also subject to the satisfaction, or waiver by Purchaser, at or prior to the Effective Time, of the following conditions: (a) Representations and Warranties. The representations and warranties relating to the Company set forth in Section 2.7(a) (after giving effect to the lead-in to Article II and Article III, as applicable) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date. The representations and warranties relating to the Company set forth in Section 2.1(a), Section 2.1(b) (other than the last sentence thereof) and Section 2.2(d), and the representations and warranties of the Crown Parties set forth in Section 3.1, Section 3.2(a), Section 3.4 and Section 3.5 (in each case after giving effect to the lead-in to Article II and Article III, as applicable), in each case, read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date). All other representations and warranties of the Crown Parties set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article II and Article III, as applicable) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date); provided, however, that for purposes of this

-77- sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, in the case of the Company, has had or would reasonably be expected to have a Material Adverse Effect on the Company and, in the case of the Crown Parties, would have a material adverse effect on the ability of the Crown Parties to timely consummate the transactions contemplated hereby. Purchaser shall have received a certificate dated as of the Closing Date and signed by the Chief Executive Officer or the Chief Financial Officer of Seller to such effect. (b) Performance of Obligations of the Crown Parties and the Company. The Crown Parties shall have performed in all material respects the obligations, covenants and agreements required to be performed by them under this Agreement at or prior to the Closing Date, and Purchaser shall have received a certificate dated as of the Closing Date and signed on behalf of the Crown Parties by the Chief Executive Officer or the Chief Financial Officer of Seller to such effect. For purposes of this Section 7.2(b), subject to Section 10.5, any failure by the Company or any of its Subsidiaries to perform or comply with any covenant, agreement or obligation that the Crown Parties are required under this Agreement to cause the Company or such Subsidiary to perform or comply with shall be deemed a failure by the Crown Parties to perform their obligations under this Agreement. (c) Regulatory Approvals. (i) The Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated and (ii) no such Requisite Regulatory Approval shall have resulted in the imposition of any Materially Burdensome Regulatory Condition. 7.3. Conditions to Obligations of the Crown Parties. The obligation of the Crown Parties to effect the Share Purchase is also subject to the satisfaction, or waiver by the Crown Parties, at or prior to the Effective Time of the following conditions: (a) Representations and Warranties. The representations and warranties of Purchaser set forth in Section 4.6(a) (after giving effect to the lead-in to Article IV) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date. The representations and warranties of Purchaser set forth in Section 4.2(a) (in each case, after giving effect to the lead-in to Article IV) shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, and the representations and warranties of Purchaser set forth in Section 4.1(a), Section 4.1(b), Section 4.2(b), Section 4.3(a) and Section 4.5 (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article IV) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date). All other representations and warranties of Purchaser set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article IV) shall be true and correct in all respects as of the date of this Agreement and as of the

-78- Closing Date as though made on and as of the Closing Date (except to the extent that such representations and warranties speak as of an earlier date, in which case as of such earlier date); provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on Purchaser. The Crown Parties shall have received a certificate dated as of the Closing Date and signed on behalf of Purchaser by the Chief Executive Officer or the Chief Financial Officer of Purchaser to the foregoing effect. (b) Performance of Obligations of Purchaser. Purchaser shall have performed in all material respects the obligations, covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date, and the Crown Parties shall have received a certificate dated as of the Closing Date and signed on behalf of Purchaser by the Chief Executive Officer or the Chief Financial Officer of Purchaser to such effect. (c) Requisite Regulatory Approvals. The Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated. ARTICLE VIII TERMINATION AND AMENDMENT 8.1. Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Requisite Purchaser Vote. (a) by mutual written consent of Purchaser and Seller; (b) by either Purchaser or Seller if any Governmental Authority that must grant a Requisite Regulatory Approval has denied approval of the Share Purchase and such denial has become final and nonappealable or any Governmental Authority of competent jurisdiction shall have issued a final and nonappealable order, injunction, decree or other legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the consummation of the Share Purchase, unless the failure to obtain a Requisite Regulatory Approval shall be due to the failure of the party (and in the case of Seller, Holdco or the Company and its Subsidiaries) seeking to terminate this Agreement to perform or observe the obligations, covenants and agreements of such party set forth herein; (c) by either Purchaser or Seller if the Share Purchase shall not have been consummated on or before the date that is fifteen (15) months after the date of this Agreement (as it may be extended pursuant to this Section 8.1(c), the “Termination Date”), unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the obligations, covenants and agreements of such party set forth herein; provided, that (i) if on such date, any of the conditions to the Closing set forth in Section 7.1(c) and Section 7.2(c) (to the extent related to a Requisite Regulatory Approval), shall not have been satisfied or waived on or prior to such date, but all other conditions set forth in

-79- Article VII shall have been satisfied or waived (or in the case of conditions that by their nature can only be satisfied at the Closing, shall then be capable of being satisfied if the Closing were to take place on such date), then the Termination Date shall be automatically extended for an additional three (3) months to the date that is eighteen (18) months after the date of this Agreement, and such date shall become the Termination Date for purposes of this Agreement; provided, further, that if on such extended date, any of the conditions to the Closing set forth in Section 7.1(c) and Section 7.2(c) (to the extent related to a Requisite Regulatory Approval), shall not have been satisfied or waived on or prior to such date, but all other conditions set forth in Article VII shall have been satisfied or waived (or in the case of conditions that by their nature can only be satisfied at the Closing, shall then be capable of being satisfied if the Closing were to take place on such date), then the Termination Date (as extended) shall be automatically extended for an additional three (3) months to the date that is twenty-one (21 months after the date of this Agreement, and such date shall become the Termination Date for purposes of this Agreement; and (ii) )if all the conditions set forth in Article VII are satisfied (or in the case of conditions that by their nature can only be satisfied at the Closing, shall then be capable of being satisfied if the Closing were to take place on such date) on a date that occurs on or prior to the Termination Date but the Closing would thereafter occur in accordance with Section 1.2 on a date (the “Specified Date" ) after the Termination Date, then the Termination Date shall automatically be extended to such Specified Date and the Specified Date shall become the Termination Date for all purposes of this Agreement; (d) by either Seller or Purchaser (provided, that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained herein) if there shall have been a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true) set forth in this Agreement on the part of the Crown Parties or the Company, including, for the avoidance of doubt, subject to Section 10.5 and the notice and cure period set forth in this Section 8.1(d), any failure by the Company or any of its Subsidiaries to take, or refrain from taking, any action or otherwise comply with any covenant, agreement or obligation that the Crown Parties are required under this Agreement to cause the Company or such Subsidiary to take, refrain from taking or comply with, in the case of a termination by Purchaser, or Purchaser, in the case of a termination by Seller, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 7.2, in the case of a termination by Purchaser, or Section 7.3, in the case of a termination by Seller, and which is not cured within forty-five (45) days following written notice to the Crown Parties, in the case of a termination by Purchaser, or Purchaser, in the case of a termination by the Crown Parties, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the Termination Date); or (e) by the Crown Parties, if (i) Purchaser or the Board of Directors of Purchaser shall have made a Recommendation Change or (ii) Purchaser or the Board of Directors of Purchaser shall have breached its obligations under Section 6.3 in any material respect.

-80- 8.2. Effect of Termination. (a) In the event of termination of this Agreement by either Purchaser or the Crown Parties as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of the parties, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (i) Section 6.2(b) (Access to Information; Confidentiality), Section 6.14 (Public Announcements), this Section 8.2 and Article X shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, no party shall be relieved or released from any liabilities or damages arising out of its willful and material breach of any provision of this Agreement. (b) (i) In the event that after the date of this Agreement and prior to the termination of this Agreement, a bona fide Purchaser Acquisition Proposal shall have been communicated to or otherwise made known to the Board of Directors or senior management of Purchaser or shall have been made directly to Purchaser’s shareholders generally or any person shall have publicly announced (and not withdrawn at least two (2) Business Days prior to the Purchaser Meeting) a Purchaser Acquisition Proposal with respect to Purchaser and (A) (x) thereafter this Agreement is terminated by either Purchaser or Seller pursuant to Section 8.1(c) without the Requisite Purchaser Vote having been obtained (and all other conditions set forth in Sections 7.1 and 7.3 had been satisfied or were capable of being satisfied prior to such termination) or (y) thereafter this Agreement is terminated by Seller pursuant to Section 8.1(d) as the result of a willful breach by Purchaser of any provision of this Agreement, and (B) prior to the date that is twelve (12) months after the date of such termination, Purchaser enters into a definitive agreement or consummates a transaction with respect to a Purchaser Acquisition Proposal (whether or not the same Purchaser Acquisition Proposal as that referred to above), then Purchaser shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay Seller (or its designee), by wire transfer of same day funds, a fee equal to $49,350,000 (the “Termination Fee”); provided, that for purposes of this Section 8.2(b), all references in the definition of Purchaser Acquisition Proposal to “25%” shall instead refer to “50%”. (ii) In the event that this Agreement is terminated by the Crown Parties pursuant to Section 8.1(e), then Purchaser shall pay Seller (or its designee), by wire transfer of same day funds, the Termination Fee as promptly as reasonably practicable after the date of termination (and in any event, within three (3) Business Days thereafter). (c) Notwithstanding anything to the contrary herein, but without limiting the right of any party to recover liabilities or damages to the extent permitted herein, in no event shall Purchaser be required to pay the Termination Fee more than once. (d) Each of Purchaser and the Crown Parties acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other parties would not enter into this Agreement; accordingly, if Purchaser fails promptly to pay the amount due pursuant to this Section 8.2, and, in order to obtain such payment, either of the Crown Parties commences a suit

-81- which results in a judgment against Purchaser for the Termination Fee or any portion thereof, Purchaser shall pay the costs and expenses of the applicable Crown Parties (including attorneys’ fees and expenses) in connection with such suit. In addition, if Purchaser fails to pay the amounts payable pursuant to this Section 8.2, then Purchaser shall pay interest on such overdue amounts at a rate per annum equal to the “prime rate” published in the Wall Street Journal on the date on which such payment was required to be made for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full. ARTICLE IX INDEMNIFICATION 9.1. Survival of Representations, Warranties and Agreements. (a) None of the representations, warranties, obligations, covenants and agreements in this Agreement (or in any certificate delivered pursuant to this Agreement) shall survive the Effective Time, except for (i) the representations and warranties in Section 3.4, which shall survive until the expiration of the applicable statute of limitations, and (ii) those obligations, covenants and agreements contained herein, which by their terms apply in whole or in part after the Effective Time. (b) Each of Purchaser (on behalf of itself, its Affiliates (including, from and after the Closing, the Company and its Subsidiaries) and its and its Affiliates’ respective officers, directors, equity holders, employees, managers, agents and Representatives) (collectively, the “Purchaser Parties”) agrees that, to the fullest extent permitted by applicable Law, from and after the Closing, under no circumstances will the Crown Parties, any of their respective Affiliates or any of the Crown Parties’ or any of their respective Affiliates’ respective officers, directors, equity holders, employees, managers, agents and Representatives (collectively, the “Seller Parties”) have any liabilities or obligations, whether absolute, accrued, matured, contingent (or based upon any contingency), known or unknown, fixed or otherwise, or whether due or to become due, including any fines, penalties, losses, costs, interest, charges, expenses, damages, assessments, deficiencies, judgments, awards or settlement liability (“Liabilities”) to any of the Purchaser Parties for any losses, damages, Taxes, penalties, liabilities, fines, costs and expenses (including reasonable attorney’s fees), incurred or suffered by an Indemnified Party (as defined below), in each case excluding the items set forth in Section 9.7 (“Losses”), relating to or arising from any actual or alleged breach of any representation or warranty (other than Section 3.4) or any covenant or agreement set forth in this Agreement to have been performed by its terms at or prior to the Closing (or any certificate delivered hereunder) or in connection with the transactions contemplated hereby, including by virtue of or based upon any alleged misrepresentation or inaccuracy in or breach of any of the representations, warranties, covenants or obligations set forth in this Agreement, any certificate, instrument, opinion or other documents delivered hereunder, the subject matter of this Agreement or the ownership, operation, management, use or control of the Company and its Subsidiaries prior to the Closing (other than pursuant to clause (iii) of Section 9.2(a)), whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable Law. From and after the Closing, Purchaser (on behalf of the Purchaser Parties) hereby waives, to the fullest extent permitted by Law, any and all rights, claims and causes of action against, and shall have

-82- no recourse of any kind to, the Seller Parties under any theory of law or equity, including under any control person liability theory, for any action or inaction of any of the Company and its Subsidiaries, or their respective officers, directors, equity holders, managers, employees, agents, or Representatives, in each case at or prior to the Closing. 9.2. Indemnification by Seller . (a) Subject to the provisions of this Article IX, effective as of and after the Closing, Seller shall indemnify and hold harmless the Purchaser Parties from and against any and all Losses incurred or suffered by any of the Purchaser Parties to the extent arising out of or resulting from (i) a breach of any representation or warranty of Seller, at and as of the Closing Date as though made at and as of such time, contained in Section 3.4, (ii) any breach of any covenant or agreement of the Crown Parties contained in this Agreement that is to be performed after the Closing, (iii) the matters set forth on Section 9.2 of the Seller Disclosure Schedule and (iv) any Transaction Expenses in excess of the Transaction Expense Cap that were not included within the Transaction Expense Amount as of Closing and therefore were not taken into account in the determination of the Cash Consideration payable on the Closing Date. (b) Notwithstanding anything to the contrary herein, the cumulative indemnification obligations of Seller under Section 9.2(a) shall in no event exceed, in aggregate, an amount equal to the Cash Consideration (the “Overall Cap”). 9.3. Indemnification by Purchaser. (a) Subject to the provisions of this Article IX, effective as of and after the Closing, Purchaser shall indemnify and hold harmless the Seller Parties from and against any and all Losses incurred or suffered by any of the Seller Parties to the extent arising out of or resulting from any breach of any covenant or agreement of Purchaser contained in this Agreement that is to be performed after the Closing, other than Section 6.22. (b) Notwithstanding anything to the contrary herein, the cumulative indemnification obligations of Purchaser under Section 9.3(a) shall in no event exceed, in aggregate, the Overall Cap. 9.4. Indemnification Procedures. (a) A person that may be entitled to be indemnified under this Agreement (the “Indemnified Party”) shall promptly notify the party that may be liable for such indemnification (the “Indemnifying Party” ) in writing of any pending or threatened claim or demand asserted, or any other matter or circumstance that arises, that has given or could reasonably be expected to give rise to a right of indemnification under this Agreement (including a pending or threatened claim or demand asserted by a third party against the Indemnified Party, such claim being a “Third Party Claim”); provided, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article IX except to the extent the Indemnifying Party is materially prejudiced by such failure, it being agreed that any such notice must describe in reasonable detail the facts and circumstances with respect to the subject matter of such claim, demand, matter or circumstance, the provisions of this Agreement pursuant to

-83- which indemnification may be sought and an estimate of the Indemnified Party’s Losses which are, or are to be or may be, the subject of the claim. (b) Upon receipt of a notice of a Third Party Claim for indemnity from an Indemnified Party pursuant to Section 9.2 or Section 9.3, the Indemnifying Party will be entitled, by notice to the Indemnified Party delivered within thirty (30) Business Days of the receipt of notice of such Third Party Claim or such shorter period as set forth in the notice of a Third Party Claim as may be required by court proceeding in the event of a litigated matter, to assume the defense and control of such Third Party Claim (at the expense of such Indemnifying Party); provided, however, that an Indemnifying Party shall not have the right to assume and control the defense of any action (i) brought by, or on behalf of, a Governmental Authority having jurisdiction over the Indemnified Party, (ii) in which the imposition of an injunction that would restrict the future activity or conduct of the Indemnified Party or any of its Affiliates in any non de minimis manner or other nonmonetary relief is sought against the Indemnified Party or any of its Affiliates, (iii) in which the Indemnified Party has been provided a written legal opinion by reputable outside counsel advising that a conflict of interest exists between the Indemnified Party and the Indemnifying Party with respect to the action, claim, suit or proceeding or (iv) in which the primary purpose of the action, claim, suit or proceeding is to seek an injunction or other equitable relief against any Indemnified Party. If the Indemnifying Party does not assume (or is not entitled to assume) the defense and control of any Third Party Claim pursuant to this Section 9.4(b), the Indemnified Party shall be entitled to assume and control such defense (it being understood that the Indemnified Party’s right to indemnification for a Third Party Claim shall not be adversely affected by the Indemnified Party’s assumption of the defense of such Third Party Claim), but the Indemnifying Party may nonetheless participate in the defense of such Third Party Claim with its own counsel and at its own expense. If the Indemnifying Party assumes the defense and control of a Third Party Claim, the Indemnifying Party shall be entitled to select counsel, contractors and consultants at its expense. If the Indemnifying Party assumes the defense of a Third Party Claim, the Indemnifying Party agrees to keep the Indemnified Party informed regarding the defense or settlement of such Third Party Claim and to consider in good faith any suggestions made by the Indemnified Party regarding the defense or settlement of such Third Party Claim. Purchaser or Seller, as the case may be, shall, and shall cause each of their Affiliates and Representatives to, reasonably cooperate with the Indemnifying Party in the defense of any Third Party Claim, including by furnishing books and records, personnel and witnesses, as appropriate for any defense of such Third Party Claim. If the Indemnifying Party has assumed the defense and control of a Third Party Claim, the Indemnifying Party shall obtain the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed) before entering into any compromise or settlement of such Third Party Claim unless (i) the relief consists solely of monetary damages to be paid entirely by the Indemnifying Party (or a liability insurer thereof), (ii) the settlement includes no admission or finding of any violation of Law or admission of wrongdoing by the Indemnified Party and (iii) the settlement includes a provision whereby the plaintiff or claimant releases the Indemnified Parties from all liability with respect thereto. No Indemnifying Party shall be liable to indemnify any Indemnified Party for any compromise or settlement of any action, claim, suit or proceeding effected without the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld, conditioned or delayed), but if any action, claim, suit or proceeding is compromised or settled with the consent of the Indemnifying Party, the Indemnifying Party shall indemnify and hold harmless each Indemnified Party from and against

-84- any Liabilities or Losses by reason of such compromise or settlement, subject to the terms and conditions of this Article IX. (c) In the event that any Indemnified Party has or may have an indemnification claim against any Indemnifying Party under this Article IX that does not involve a Third Party Claim, the Indemnified Party shall promptly give written notice thereof to the Indemnifying Party indicating, with reasonable specificity, the nature of such claim, the basis therefor, the amount and calculation of the Losses for which the Indemnified Party is entitled to indemnification under this Article IX (and a good faith estimate of any such future Losses relating thereto), and the provision(s) of this Agreement in respect of which such Losses shall have occurred, and the Indemnified Party shall promptly deliver to the Indemnifying Party any information or documentation related to the foregoing reasonably requested by the Indemnifying Party. A failure by the Indemnified Party to give notice in a timely manner pursuant to this Section 9.4(b) shall not limit the obligations of the Indemnifying Party under this Article IX, except to the extent such Indemnifying Party is materially prejudiced thereby. If the Indemnifying Party disputes its liability with respect to such claim, such dispute shall be resolved by litigation in the appropriate court of competent jurisdiction set forth in Section 10.8. 9.5. Exclusive Remedy. Except for the parties’ right to seek and obtain any equitable relief pursuant to Section 10.11, Purchaser and the Crown Parties acknowledge and agree that, except in the case of fraud or with respect to claims under the other Transaction Documents (which shall be governed exclusively by such Transaction Documents, unless provided otherwise therein), following the Closing, the indemnification provisions of Sections 9.2 and 9.3 shall be the sole and exclusive remedies of the Crown Parties and Purchaser (and the Seller Parties and Purchaser Parties, respectively) for any Liabilities or Losses (including any Liabilities or Losses from claims for breach of contract (including for breach of any representation, warranty, covenant or agreement), warranty, tortious conduct (including negligence), under Law or otherwise and whether predicated on common law, statute, strict liability, or otherwise) that any of them may at any time suffer or incur, or become subject to, as a result of or in connection with this Agreement, the Share Purchase or the other transactions contemplated hereby, including any breach of any representation or warranty in this Agreement by any party or any failure by any party to perform or comply with any covenant or agreement that, by its terms, was to have been performed, or complied with, under this Agreement. In furtherance of the foregoing, from and after the Closing, each of Purchaser, the Crown Parties, on behalf of themselves and the Purchaser Parties and Seller Parties, respectively, waives, to the fullest extent permitted by applicable Law, any and all other rights, claims and causes of action (including rights of contribution, if any) known or unknown, foreseen or unforeseen, which exist or may arise in the future, that they may have against the Crown Parties or any of the Seller Parties or Purchaser or any of the Purchaser Parties, as the case may be, as a result of or in connection with this Agreement, the Share Purchase or the other transactions contemplated by this Agreement, whether arising under or based upon breach of contract (including for breach of any representation, warranty, covenant or agreement), warranty, tortious conduct (including negligence), under Law or otherwise and whether predicated on common law, statute, strict liability, or otherwise. Without limiting the generality of the foregoing, each of Purchaser and the Crown Parties hereby irrevocably waives any right of rescission it may otherwise have or to which it may become entitled.

-85- 9.6. Insurance; Tax Benefits. In calculating the amount of any Loss, the proceeds actually received by the Indemnified Party or any of its Affiliates under any insurance policy or pursuant to any claim, recovery, settlement or payment relating to facts giving rise to the right to indemnification pursuant to Section 9.2 or Section 9.3, as applicable, shall be deducted, except to the extent that the deduction itself would excuse, exclude or limit the coverage of all or part of such Loss, along with the amount of any Tax benefit actually realized in cash by the Indemnified Party or an Affiliate thereof in connection with such Loss in the taxable year in which such right arises or the next taxable year. Upon making any payment to the Indemnified Party for any indemnification claim pursuant to this Article IX, the Indemnifying Party shall be subrogated, to the extent of such payment, to any rights which the Indemnified Party may have against any third parties with respect to the subject matter underlying such indemnification claim, and the Indemnified Party shall assign any such rights to the Indemnifying Party. 9.7. Limitation of Liability. In no event shall any Indemnifying Party have Liability to any Indemnified Party for, and Losses shall not be deemed to include, any consequential, special, incidental, exemplary, indirect, punitive or similar damages, or for any loss of future revenue, profits or income, or for any diminution in value damages measured as a multiple of earnings, revenue or any other performance metric, except for any such damages to the extent actually awarded and paid to a third party. ARTICLE X GENERAL PROVISIONS 10.1. Amendment. Subject to compliance with applicable Law, this Agreement may be amended by the parties hereto at any time before or after the receipt of the Requisite Purchaser Vote; provided, however, that after the receipt of the Requisite Purchaser Vote, there may not be, without further approval of the shareholders of Purchaser any amendment of this Agreement that requires such further approval under applicable Law. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing, signed on behalf of each of the parties hereto. 10.2. Extension; Waiver. At any time prior to the Effective Time, each of the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered by such other party pursuant hereto, and (c) waive compliance with any of the agreements or satisfaction of any conditions for its benefit contained herein; provided, however, that after the receipt of the Requisite Purchaser Vote, there may not be, without further approval of the shareholders of Purchaser, any extension or waiver of this Agreement or any portion thereof that requires such further approval under applicable Law. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

-86- 10.3. Expenses. Except as otherwise expressly provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense. 10.4. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (a) on the date of delivery if delivered personally, or if by e- mail transmission (with confirmation of receipt requested), (b) on the earlier of confirmed receipt or the fifth (5th) Business Day following the date of mailing if mailed by registered or certified mail (return receipt requested) or (c) on the first (1st) Business Day following the date of dispatch if delivered using a next-day service by a recognized next-day courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice): (a) if to Purchaser, to: The Bank of N.T. Butterfield & Son Limited 65 Front Street Hamilton, HM 12 Bermuda Attention: Michael Schrum, President and Group Chief Financial Officer E-mail: [redacted] With a copy (which shall not constitute notice) to: Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 Attention: Mitchell S. Eitel E-mail: [***] and (b) if to any of the Crown Parties to: Canadian Imperial Bank of Commerce 81 Bay Street, 20th Floor Toronto, Ontario M5J 0E7 Canada Attention: Sandra Iacobelli, Senior Vice President and Co-General Counsel (Canada) E-mail: [***]

-87- With a copy (which shall not constitute notice) to: Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019 Attention: Richard K. Kim and Brandon C. Price E-mail: [***] 10.5. Interpretation. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The word “or” shall not be exclusive. References to “the date hereof” shall mean the date of this Agreement. References to “Bermuda Dollars,” “Bermuda Dollar,” “BD$” and “BMD” shall mean the lawful currency of Bermuda references to “USD,” “US$,” “dollars” and “$” shall mean U.S. dollars. As used in this Agreement, the word “knowledge” of Seller means the actual knowledge of any of the individuals listed on Section 10.5 of the Seller Disclosure Schedule, and the “knowledge” of Purchaser means the actual knowledge of any of the officers of Purchaser listed on Section 10.5 of the Purchaser Disclosure Schedule. As used herein, (a) the term “person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Authority or other entity of any kind or nature, (b) an “Affiliate” of a specified person is any person that directly or indirectly controls, is controlled by, or is under common control with, such specified person, (c) the term “made available” means any document or other information that was (i) provided by one party or its Representatives to the other party and its Representatives at least one (1) day prior to the date hereof, (ii) included in the virtual data room of a party at least one (1) day prior to the date hereof or (iii) filed by Purchaser with the Securities Exchange Commission (the “SEC”) and publicly available on EDGAR at least one (1) day prior to the date hereof, (d) the “transactions contemplated hereby” and “transactions contemplated by this Agreement” shall include the Share Purchase. The Seller Disclosure Schedule and the Purchaser Disclosure Schedule, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement. Nothing contained herein shall require any party or person to take any action in violation of applicable Law, (e) “Business Day” means any day excluding Saturday, Sunday and any day on which banking institutions in New York, New York or Bermuda are authorized or required by Law to close and (f) a “Representative” means a person’s officers, directors, employees, stockholders, shareholders, members, partners, advisors, agents and representatives. Notwithstanding anything to the contrary contained in this Agreement, any failure by the Company or any of its Subsidiaries to take, or refrain from taking, any action, comply with any covenant, agreement or obligation, or deliver any certificate, document or other item, in each case that the Crown Parties are required under this Agreement to cause the Company or such

-88- Subsidiary to take, refrain from taking, comply with or deliver, shall be deemed a breach of this Agreement by the Crown Parties, whether or not the Crown Parties used reasonable best efforts or any other efforts to cause the same; provided that Purchaser shall have provided written notice to Sellers of such failure by the Company and such failure remains uncured for five (5) Business Days following such notice or by its nature or timing cannot be cured during such period. 10.6. Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart. 10.7. Entire Agreement. This Agreement (including the documents and instruments referred to herein) together with the Confidentiality Agreement constitute the entire agreement among the parties and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. 10.8. Governing Law; Jurisdiction. (a) This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to agreements made and to be performed entirely within the State of New York, without regard to any applicable conflicts of law principles that would cause the application of any law other than the laws of the State of New York. (b) Each party hereto agrees that it shall bring any action or proceeding in respect of any claim arising out of or related to this Agreement exclusively in the United States District Court for the Southern District of New York or any New York State court sitting in New York City (the “Chosen Courts”), and solely in connection with claims arising under this Agreement (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party hereto and (iv) agrees that service of process upon such party in any such action or proceeding shall be effective if notice is given in accordance with Section 10.4. Each of the parties hereto agrees that a final judgment in any lawsuit, action or other proceeding arising out of or relating to this Agreement brought in the Chosen Courts shall be conclusive and binding upon each of the parties hereto and may be enforced in any other courts the jurisdiction of which each of the parties is or may be subject, by suit upon such judgment. 10.9. Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS

-89- REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.9. 10.10. Assignment; Third-Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 6.9, this Agreement (including the documents and instruments referred to herein) is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date. 10.11. Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and, accordingly, that the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including Purchaser and the Crown Parties’ respective obligations to consummate the Share Purchase), in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief. 10.12. Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

-90- 10.13. Confidential Supervisory Information. Notwithstanding any other provision of this Agreement, no disclosure, representation or warranty shall be made (or other action taken) pursuant to this Agreement that would involve the disclosure of confidential supervisory information of a Regulatory Agency or Governmental Authority by any party to this Agreement to the extent prohibited by applicable Law. To the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of the preceding sentence apply. 10.14. Delivery by Facsimile or Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense. [Signature Page Follows]

[Signature Page to Share Purchase Agreement] IN WITNESS WHEREOF, each party has caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written. THE BANK OF N.T. BUTTERFIELD & SON LIMITED By: /s/ Michael Collins Name: Michael Collins Title: Chairman and Chief Executive Officer CANADIAN IMPERIAL BANK OF COMMERCE By: /s/ John Golding Name: John Golding Title: Senior Vice President, Enterprise Strategy & Corporate Development By: /s/Sandra Iacobelli Name: Sandra Iacobelli Title: Senior Vice President Co-General Counsel (Canada) CIBC INVESTMENTS (CAYMAN) LIMITED By: /s/Patricia Golsteyn Name: Patricia Golsteyn Title: Director By: /s/Scott Sparks Name: Scott Sparks Title: Director

ANNEX A Antigua and Barbuda, St. Lucia, St. Kitts & Nevis 1. Prior approval from the Eastern Caribbean Central Bank in respect of the change of the ultimate beneficial controlling shareholder of CIBC Caribbean Bank (Barbados) Limited in respect of each ECCU jurisdiction. Bahamas 2. Prior approval from the Central Bank of The Bahamas and The Securities Commission of The Bahamas in respect of the change of the ultimate beneficial controlling shareholder of CIBC Caribbean Bank (Bahamas) Limited. 3. Prior approval from the Central Bank of The Bahamas and The Securities Commission of The Bahamas in respect of the change of the ultimate beneficial controlling shareholder of CIBC Caribbean Trust Company (Bahamas) Limited. 4. Prior approval from the Bahamas Investment Authority for approval of Baron as a non- Bahamian to invest in the domestic economy of The Bahamas by its purchase of the Holdco Shares. Barbados 1. Significant interest approval from the Central Bank of Barbados and the Financial Services Commission in respect of the change of the ultimate beneficial controlling shareholder of the Company. 2. Approval from the Central Bank of Barbados and the Financial Services Commission in respect of the change of the ultimate beneficial controlling shareholder of CIBC Caribbean Bank (Barbados) Limited and CIBC Caribbean Wealth Management Bank (Barbados) Limited. Bermuda 3. Prior approval from the Bermuda Monetary Authority (the "BMA") for the establishment by Baron of a branch or subsidiary outside of Bermuda. 4. Approval of the Bermuda Stock Exchange to the issuance and listing of the Share Consideration. 5. Prior approval or ‘no objection’ from the BMA to the notification by Crown, as proposed shareholder controller of Baron. British Virgin Islands

-2- 6. Approval from the BVI Financial Services Commission in respect of the change of the ultimate beneficial controlling shareholder of CIBC Caribbean Bank (Cayman) Limited. Cayman Islands 7. Approval of Baron as a fit and proper person from the Cayman Islands Monetary Authority in respect of the change in the ultimate beneficial controlling shareholder of CIBC Caribbean Bank (Cayman) Limited and CIBC Caribbean Bank and Trust Company (Cayman) Limited. Jamaica 8. Prior approval from the Bank of Jamaica in respect of the change in the ultimate beneficial controlling shareholder of CIBC Caribbean Bank (Jamaica) Limited. Trinidad & Tobago 9. Approval from the Central Bank of Trinidad & Tobago in respect of the change in the ultimate beneficial controlling shareholder of CIBC Caribbean Bank (Trinidad and Tobago) Limited. Turks & Caicos Islands 10. Approval from the Turks and Caicos Islands Financial Services Commission in respect of the change in the ultimate beneficial controlling shareholder of CIBC Caribbean Bank (Bahamas) Limited.

EXHIBIT A Form of Shareholder Agreement

SHAREHOLDER AGREEMENT BETWEEN THE BANK OF N.T. BUTTERFIELD & SON LIMITED AND [CROWN] DATED AS OF [●]

-i- Table of Contents Page ARTICLE I DEFINITIONS Section 1.1 Certain Defined Terms .............................................................................................1 Section 1.2 Other Defined Terms ...............................................................................................5 ARTICLE II GOVERNANCE Section 2.1 Election and Appointment of Directors ...................................................................8 Section 2.2 Size of Board of Directors .......................................................................................9 Section 2.3 Committee Membership.........................................................................................10 ARTICLE III SHARE OWNERSHIP Section 3.1 Prohibition on Certain Shareholder Actions ..........................................................10 Section 3.2 Voting ....................................................................................................................11 Section 3.3 Certain Company Actions ......................................................................................12 Section 3.4 Share Repurchases .................................................................................................12 Section 3.5 Company Offerings ................................................................................................12 ARTICLE IV TRANSFERS Section 4.1 General Transfer Restrictions ................................................................................13 Section 4.2 Permitted Transfers ................................................................................................13 Section 4.3 Legend on Securities ..............................................................................................14 ARTICLE V REGISTRATION RIGHTS Section 5.1 Shelf Registration ...................................................................................................15 Section 5.2 Demand Registrations ............................................................................................16 Section 5.3 Inclusion of Other Shares of Ordinary Shares; Priority .........................................17 Section 5.4 Piggyback Registrations.........................................................................................18 Section 5.5 Holdback Agreements ............................................................................................19 Section 5.6 Suspensions ............................................................................................................20 Section 5.7 Registration Procedures .........................................................................................21 Section 5.8 Participation in Underwritten Offerings ................................................................25

-ii- Section 5.9 Registration Expenses ............................................................................................25 Section 5.10 Indemnification; Contribution ...............................................................................26 Section 5.11 Rule 144 Compliance .............................................................................................28 Section 5.12 Termination of Registration Rights .......................................................................29 ARTICLE VI REPRESENTATIONS AND WARRANTIES Section 6.1 Representations and Warranties of the Company ..................................................29 Section 6.2 Representations and Warranties of the Shareholder ..............................................30 ARTICLE VII TAX MATTERS Section 7.1 Certain Canadian Tax Matters ...............................................................................31 Section 7.2 Tax Treatment ........................................................................................................31 ARTICLE VIII MISCELLANEOUS Section 8.1 Conflicting Agreements .........................................................................................32 Section 8.2 Effectiveness ..........................................................................................................32 Section 8.3 Ownership Information ..........................................................................................32 Section 8.4 Termination ............................................................................................................32 Section 8.5 Amendment ............................................................................................................32 Section 8.6 Extension; Waiver ..................................................................................................32 Section 8.7 Expenses ................................................................................................................33 Section 8.8 Notices ...................................................................................................................33 Section 8.9 Interpretation ..........................................................................................................34 Section 8.10 Counterparts ...........................................................................................................34 Section 8.11 Entire Agreement ...................................................................................................34 Section 8.12 Waiver of Jury Trial ...............................................................................................34 Section 8.13 Governing Law; Jurisdiction ..................................................................................34 Section 8.14 Assignment; Third-Party Beneficiaries ..................................................................35 Section 8.15 Specific Performance .............................................................................................35 Section 8.16 Severability ............................................................................................................35 Section 8.17 Delivery by Electronic Transmission.....................................................................35

SHAREHOLDER AGREEMENT This Shareholder Agreement is dated as of [●], by and between The Bank of N.T. Butterfield & Son Limited, a local company limited by shares incorporated under the laws of Bermuda (with registration number 2106) (the “Company”), and [Crown], [•] (the “Shareholder”).0F 1 WHEREAS, the Company, the Shareholder and Crown (Cayman) Investments Limited, a Cayman Islands exempted company and wholly owned subsidiary of the Shareholder, are party to a Share Purchase Agreement, dated as of May 27, 2026 (as it may be amended, supplemented, restated or modified from time to time, the “Purchase Agreement”); WHEREAS, pursuant to the terms and subject to the conditions set forth in the Purchase Agreement, the Shareholder will be a Beneficial Owner of Ordinary Shares as of the Closing Date (each as defined herein); and WHEREAS, the Shareholder and the Company desire to enter into an agreement with respect to the Shareholder’s ownership of Ordinary Shares. NOW, THEREFORE, in consideration of the premises and of the mutual covenants and obligations hereinafter set forth, the parties hereto hereby agree as follows: ARTICLE I DEFINITIONS Section 1.1 Certain Defined Terms. As used herein, the following terms shall have the following meanings: “10% Fall-Away Date” means the first date following the Closing Date on which the Shareholder’s Ownership Percentage ceases to be ten percent (10%) or greater. “15% Fall-Away Date” means the first date following the Closing Date on which the Shareholder’s Ownership Percentage ceases to be fifteen percent (15%) or greater. “Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such specified Person; provided, however, that solely for purposes of this Agreement, notwithstanding anything to the contrary set forth herein, neither the Company nor any of its Subsidiaries shall be deemed to be a Subsidiary or Affiliate of the Shareholder solely by virtue of the Beneficial Ownership by the Shareholder of Ordinary Shares or any other action taken by the Shareholder in accordance with the terms and conditions of, and subject to the limitations and restrictions set forth on such Person in, this Agreement (and irrespective of the characteristics of the aforesaid relationships and actions under applicable Law or accounting principles). 1 Note to Draft: Shareholder entity to be determined.

-2- “Activist Shareholder” means, as of the date of any applicable Transfer, any Person who is an institutional investor that is identified on the most recently available “SharkWatch 50” list or, if “SharkWatch 50” is no longer available, the then-prevailing comparable list, as reasonably agreed by the Parties, as of such date. “Agreement” means this Shareholder Agreement as it may be amended, supplemented, restated or modified from time to time. “Bank Act” means the Bank Act (Canada) (1991, c. 46). “Beneficial Ownership” means ownership by a Person of any securities including ownership by any Person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares (i) voting power which includes the power to vote, or to direct the voting of, such security; and/or (ii) investment power which includes the power to dispose, or to direct the disposition, of such security; and shall otherwise be interpreted in accordance with the term “beneficial ownership” as defined in Rule 13d-3 adopted by the Commission under the Exchange Act; provided that for purposes of determining Beneficial Ownership under this Agreement, a Person shall be deemed to be the Beneficial Owner of any securities which may be acquired by such Person pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise (irrespective of whether the right to acquire such securities is exercisable immediately or only after the passage of time, including the passage of time in excess of sixty (60) days, the satisfaction of any conditions, the occurrence of any event or any combination of the foregoing). For purposes of this Agreement, a Person shall be deemed to Beneficially Own any securities Beneficially Owned by its Affiliates or any Group of which such Person or its Affiliates is or becomes a member. The terms “Beneficially Own” and “Beneficial Owner” shall have correlative meanings. “BMA” means the Bermuda Monetary Authority. “Board of Directors” means the Board of Directors of the Company. “Business Combination” means (i) a merger, amalgamation, scheme or plan or arrangement, consolidation or similar transaction or series of related transactions involving the Company and a third party (including by way of tender offer or exchange offer), (ii) a sale of a material portion of the assets of the Company and its Subsidiaries to a third party or (iii) an acquisition by the Company or its Subsidiaries of any business or assets of a third party. “Business Day” means any day except Saturday, Sunday and any day on which banking institutions in Bermuda or the State of New York generally are authorized or required by Law or other governmental actions to close. “Canadian Tax Act” means the Income Tax Act (Canada), as amended (including, without limitation, the equivalent legislation of any province or territory in Canada). “Commission” means the United States Securities and Exchange Commission, or any successor Governmental Authority.

-3- “Company Entities” means the Company and its Subsidiaries. “control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of Ordinary Shares, as trustee or executor, by contract or any other means, or otherwise to control such Person within the meaning of such term as used in Rule 405 under the Securities Act. “Controlling Person” means, with respect to any Person, a “controlling person” of such Person within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act. “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated by the Commission from time to time thereunder (or any successor statute and related rules and regulations). “Group” shall have the meaning assigned to it in Section 13(d)(3) of the Exchange Act; provided, however, that solely for purposes of this Agreement, notwithstanding anything to the contrary set forth herein, neither the Shareholder nor any of its Affiliates shall be deemed to be a member of a Group with the Company or its Subsidiaries solely by virtue of the existence of this Agreement or any action taken by a party hereto or any of its Affiliates which is expressly required or contemplated by the terms of this Agreement, in each case in accordance with the terms and conditions of, and subject to the limitations and restrictions set forth in, this Agreement (and irrespective of the characteristics of the aforesaid relationships and actions under applicable Law or accounting principles). “Holder” means the Shareholder and any Affiliate Transferee that has become a party to this Agreement by executing and delivering a counterpart to this Agreement in the form attached hereto as Exhibit A, in each case to the extent such Affiliate Transferee is a holder or Beneficial Owner of Registrable Securities. “Ordinary Shares” means ordinary shares of the Company, par value BD$0.01 per share, and any securities issued in respect thereof, or in substitution therefor, whether by the Company or any other Person, in connection with any Reorganization. “Ownership Percentage” means, with respect to any Person, at any time, the quotient, expressed as a percentage, of (i) the number of Ordinary Shares Beneficially Owned by such Person and its Affiliates divided by (ii) the sum of the total number of outstanding Ordinary Shares. “Prospectus” means the prospectus or prospectuses (whether preliminary or final) included in any Registration Statement and relating to Registrable Securities, as amended or supplemented, and including all material incorporated by reference in such prospectus or prospectuses. “Registrable Securities” means, at any time, any Ordinary Shares held or Beneficially Owned by any Holder, any Ordinary Shares issued or issuable to any Holder with

-4- respect to such shares by way of a stock dividend or stock split or in exchange for or upon conversion of such shares or otherwise in connection with a combination of shares, distribution, recapitalization, Business Combination or Reorganization; provided, however, that as to any particular Registrable Securities, such shares shall cease to constitute Registrable Securities upon the earlier of (a) if and when such shares have been Transferred to a third party pursuant to the Shelf Registration Statement or Rule 144 and (b) the Termination Date. “Registration Statement” means any registration statement of the Company under the Securities Act which covers any of the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus, all amendments and supplements to such Registration Statement, including post-effective amendments, all exhibits and all documents incorporated by reference in such Registration Statement. “Relevant Exchange” means the New York Stock Exchange, the Bermuda Stock Exchange and any other securities exchanges in which the Ordinary Shares are then listed or quoted for trading. “Reorganization” means (i) a capital reorganization transaction (whether structured as a contribution, merger, conversion, consolidation, recapitalization or otherwise) in which holders of Ordinary Shares, directly or indirectly, exchange all of their Ordinary Shares for substantially similar equity securities of a newly formed holding company or (ii) a stock split, share subdivision or consolidation, bonus issue, dividend or combination, or any reclassification, recapitalization, merger, amalgamation, consolidation, exchange or other similar reorganization of Ordinary Shares. “Rule 144” means Rule 144 under the Securities Act or any successor rule thereto. “Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated by the Commission from time to time thereunder (or any successor statute and related rules and regulations). “Selling Expenses” means all underwriting discounts, selling commissions and stock transfer taxes (to the extent payable by the seller) applicable to the sale of Registrable Securities. “Subsidiary” means, with respect to any Person, any other Person, including a corporation, joint venture, a general or limited partnership or a limited liability company, (i) in which such first Person, directly or indirectly through one or more subsidiaries, at the time owns at least 50% of the ownership interests entitled to vote in the election of directors, managing partners, managers or trustees thereof (or other Persons performing such functions), or (ii) where such first Person acts as the general partner, managing member, trustee (or Persons performing similar functions) of such other Person. “Transfer” means, directly or indirectly, to (i) offer for sale, sell, short sell, transfer, tender, pledge, encumber, assign or otherwise dispose of any Ordinary Shares, (ii) enter into or acquire a derivative contract with respect to any Ordinary Shares, enter into or acquire a futures or forward contract to deliver any Ordinary Shares or enter into any other hedging or other derivative,

-5- swap, “put-call,” margin, securities lending or other transaction that has or reasonably would be expected to have the effect of changing, limiting, arbitraging or reallocating the economic benefits and risks of ownership of any Ordinary Shares, or (iii) otherwise enter into any contract, option or arrangement or understanding with respect to any of the activities described in clause (i) or (ii) with respect to any Ordinary Shares. “Underwritten Offering” means a registered offering of securities conducted by one or more underwriters pursuant to the terms of an underwriting agreement. Section 1.2 Other Defined Terms. The following terms shall have the meanings defined for such terms in the page numbers set forth below:

-6- INDEX OF DEFINED TERMS Page 10% Fall-Away Date....................................................................................................................... 1 13D Filer ....................................................................................................................................... 11 15% Fall-Away Date....................................................................................................................... 1 Activist Shareholder ........................................................................................................................ 2 Affiliate ........................................................................................................................................... 1 Affiliate Transferee ....................................................................................................................... 13 Agreement ....................................................................................................................................... 2 Audit Committee ........................................................................................................................... 10 Bank Act ......................................................................................................................................... 2 Beneficial Owner ............................................................................................................................ 2 Beneficial Ownership ...................................................................................................................... 2 Beneficially Own ............................................................................................................................ 2 BMA ............................................................................................................................................... 2 Board of Directors........................................................................................................................... 2 Business Combination .................................................................................................................... 2 Business Day ................................................................................................................................... 2 Chosen Courts ............................................................................................................................... 35 Commission .................................................................................................................................... 2 Company ......................................................................................................................................... 1 Company Indemnified Person ....................................................................................................... 26 control ............................................................................................................................................. 3 Controlling Person .......................................................................................................................... 3 Covered Transaction ..................................................................................................................... 14 Demand Registration .................................................................................................................... 16 Demand Registration Request....................................................................................................... 16 Demand Registration Threshold ................................................................................................... 17 Eligible Offering ........................................................................................................................... 12 Exchange Act .................................................................................................................................. 3 First Release Date ......................................................................................................................... 13 Group .............................................................................................................................................. 3 Holder ............................................................................................................................................. 3 Lockup End Date .......................................................................................................................... 13 Ordinary Shares .............................................................................................................................. 3 Ownership Percentage .................................................................................................................... 3 Piggyback Registration ................................................................................................................. 18 Piggyback Shelf Registration Statement ....................................................................................... 18 Piggyback Shelf Takedown .......................................................................................................... 18 Prospectus ....................................................................................................................................... 3 Purchase Agreement ....................................................................................................................... 1 Registrable Securities...................................................................................................................... 3 Registration Expenses ................................................................................................................... 25 Registration Statement .................................................................................................................... 4

-7- Relevant Exchange .......................................................................................................................... 4 Reorganization ................................................................................................................................ 4 Replacement Nominee .................................................................................................................... 8 Rule 144 .......................................................................................................................................... 4 Securities Act .................................................................................................................................. 4 Selling Expenses ............................................................................................................................. 4 Service Requirements ..................................................................................................................... 9 Shareholder ..................................................................................................................................... 1 Shareholder Director ....................................................................................................................... 8 Shareholder Indemnified Person ................................................................................................... 26 Shareholder Nominees .................................................................................................................... 8 Shelf Registration .......................................................................................................................... 15 Shelf Registration Statement ......................................................................................................... 15 Shelf Takedown ............................................................................................................................ 15 Suspension .................................................................................................................................... 20 Transaction Shares ........................................................................................................................ 13 Transfer ........................................................................................................................................... 4 Underwritten Offering .................................................................................................................... 5 Underwritten Shelf Takedown ...................................................................................................... 16 Underwritten Shelf Takedown Notice .......................................................................................... 16 Any other capitalized terms used but not defined in this Agreement shall have the meanings given to them in the Purchase Agreement.

-8- ARTICLE II GOVERNANCE Section 2.1 Election and Appointment of Directors. (a) Subject to the satisfaction of the Service Requirements, effective as of the Closing, the Company shall appoint two Shareholder Directors (as defined below) to the Board of Directors, which are referred to as the initial Shareholder Directors. Each initial Shareholder Director shall serve for a term beginning on the Closing Date and expiring at the next annual general meeting of the Company’s shareholders following the Closing Date (or until their office is earlier vacated in accordance with the Company’s Organizational Documents and applicable Law). Following the Closing Date and until the occurrence of the 10% Fall-Away Date, at any annual or special general meeting of the Company’s shareholders at which directors are to be elected, the Shareholder shall have the right to designate one or two Shareholder Nominees in accordance with Section 2.1(b). (b) Subject at all times to the satisfaction of the Service Requirements and the applicable requirements or directive of any Governmental Authority, the Shareholder shall have (i) prior to the 15% Fall-Away Date, the right to designate in writing two individuals to be elected or nominated by the Company to the Board of Directors (each such individual, a “Shareholder Nominee” and, if elected to the Board of Directors, each a “Shareholder Director”) and (ii) prior to the 10% Fall-Away Date, the right to designate in writing one Shareholder Nominee. (c) The Company shall include each Shareholder Nominee in the Company’s slate of nominees for election at each annual and special general meeting of the Company’s shareholders at which directors are elected and use reasonable best efforts to cause the election of such Shareholder Nominee to the Board of Directors, including by (i) recommending that the holders of Ordinary Shares vote in favor of such Shareholder Nominee(s) and (ii) supporting the Shareholder Nominee(s) (including via solicitation of proxies) in a manner no less rigorous and favorable than the manner in which the Company supports its other nominees in the aggregate. (d) In the event a Shareholder Nominee fails to be elected to the Board of Directors following any annual or special general meeting of the Company’s shareholders at which the Shareholder Nominee stood for election but was nevertheless not elected, the Shareholder will identify within ninety (90) days a replacement Shareholder Nominee (a “Replacement Nominee”) who satisfies the Service Requirements and, upon identification of such Replacement Nominee, the Company will appoint such Replacement Nominee to fill the vacancy on the Board of Directors caused by such failure of the Shareholder Nominee to be elected. (e) Upon the occurrence of the 15% Fall-Away Date, at the written request of the Board of Directors, in the event that there are two (2) Shareholder Directors at such time, one (1) Shareholder Director shall immediately resign (such selection to be made by the Shareholder in its sole discretion), and the Shareholder shall cause such Shareholder Director immediately to resign from the Board of Directors effective as of the 15% Fall-Away Date. Upon the occurrence of the 10% Fall-Away Date, at the written request of the Board of Directors, each Shareholder Director shall immediately resign, and the Shareholder shall cause each such Shareholder Director

-9- to immediately resign from the Board of Directors effective as of the 10% Fall-Away Date, and the Shareholder shall no longer have any rights under this Section 2.1. (f) The Company’s obligations to have any Shareholder Nominee elected to the Board of Directors or nominate any Shareholder Nominee for election as a director at any annual or special general meeting of the Company’s shareholders pursuant to this Section 2.1, as applicable, shall, in each case, be subject to (i) such Shareholder Nominee’s satisfaction of all requirements regarding service as a director of the Company under applicable Law (including the receipt of a non-objection from the BMA and, solely to the extent required by the applicable Laws of Bermuda, that such Shareholder Nominee (A) is believed by the Shareholder to be suitably qualified and to possess relevant professional experience, skills and competence to perform the duties of a director of the Company, taking into account the nature of the Company's business and regulatory status; (B) is of good standing and integrity and is not subject to any ongoing investigation, enforcement action or proceeding by any Governmental Authority that would reasonably be expected to affect such person's fitness or propriety to act as a director; (C) has not been convicted of, or entered a guilty or no contest plea in respect of, any offence involving fraud, dishonesty, moral turpitude or financial crime, or any other offence which would reasonably be considered relevant to an assessment of that person’s fitness and propriety to act as a director of the Company and (D) is not subject to any restriction, prohibition or disqualification from acting as a director under the applicable Laws of Bermuda) and all other criteria and qualifications for service as a director under the applicable rules of any Relevant Exchange and as included in the Company’s corporate governance policies and practices that have been made available or disclosed to the Shareholder as of the date of the Purchase Agreement and that are applicable to all directors of the Company (including such Shareholder Nominee’s submission of responses to a customary directors and officers questionnaire from the Company and the Company conducting inquiries into the background, qualifications and potential conflicts of interest of such Shareholder Nominee, in each case consistent with past practice) and (ii) any necessary or appropriate approvals of any Governmental Authority or Regulatory Agency (clauses (i) and (ii), the “Service Requirements”). (g) In the event of the death, disability, resignation or removal of any Shareholder Director (other than resignation pursuant to Section 2.1(e)), the Shareholder, if it is entitled to designate one or more directors pursuant to this Section 2.1, may designate a Shareholder Nominee to replace such Shareholder Director and, subject to such Shareholder Nominee meeting the Service Requirements, the Company shall use its reasonable best efforts to cause such Shareholder Nominee to promptly fill such resulting vacancy. (h) The Company shall indemnify the Shareholder Directors and provide the Shareholder Directors with director and officer insurance to the same extent as the Company indemnifies and provides such insurance to other members of the Board of Directors, pursuant to the Company’s Organizational Documents. Section 2.2 Size of Board of Directors. (a) Subject to Section 2.2(b), following the Closing Date and until the 10% Fall-Away Date, without the prior written consent of the Shareholder, the entire Board of Directors (i.e., the number of directors, assuming no vacancies) shall be comprised of not more than twelve (12) directors.

-10- (b) Notwithstanding the foregoing, the size of the Board of Directors may be expanded to add additional directors following the Closing Date and until the 10% Fall-Away Date if and to the extent approved by the Board of Directors and under the Company’s Organizational Documents either (i) in connection with a direct or indirect material acquisition of a third party by the Company or in connection with a material capital raising by the Company or (ii) as otherwise agreed in writing by the parties, provided that in no event shall the total number of directors exceed the maximum number permitted under the Company's Organizational Documents as in effect from time to time. Section 2.3 Committee Membership. Until the 10% Fall-Away Date, any Shareholder Director(s) shall have the right to serve on the Risk Policy & Compliance Committee of the Board of Directors and the same right to serve on the other committees of the Board of Directors as is afforded to the Company’s other non-executive directors, subject to such Shareholder Nominee’s satisfaction of applicable Service Requirements (which, for the avoidance of doubt, shall for purposes of this Section 2.3 also include any requirements contemplated by those requirements listed in Section 2.1(f) that are relevant specifically to committee membership, including director independence); provided that, to the extent any Shareholder Director does not serve on the Audit Committee of the Board of Directors (the “Audit Committee”), such Shareholder Director shall be invited to attend meetings of the Audit Committee (solely in an observer capacity). ARTICLE III SHARE OWNERSHIP Section 3.1 Prohibition on Certain Shareholder Actions. Until the 10% Fall-Away Date, the Shareholder shall not, and shall cause its Affiliates not to and shall not permit its and their Representatives acting on their behalf to (and the Shareholder and its Affiliates will not assist, form or become a member of any a group within the meaning of Section 13(d)(3) of the Exchange Act, act in concert or participate with or encourage other Persons to), directly or indirectly: (a) acquire or offer to acquire, seek, propose or agree to acquire, by means of a purchase, tender or exchange offer, Business Combination, or in any other manner, Beneficial Ownership of Ordinary Shares to the extent that, as a result of such transaction, (i) the amount of Ordinary Shares Beneficially Owned by the Shareholder and its Affiliates would exceed 24.9% of the number of outstanding Ordinary Shares; or (ii) the Shareholder or its Affiliates would be deemed to “control” the Company for purposes of the Bank Act; (b) seek or propose to advise, change or control the management, the Board of Directors, governing instruments or policies or affairs of the Company or any of its Affiliates or any form of restructuring, recapitalization or similar transaction with respect to the Company or any Subsidiary of the Company, including by (A) means of a solicitation of proxies (as such term is defined in Rule 14a-1 under the Exchange Act), (B) knowingly seeking to advise or direct the vote of any holder of voting securities of the Company or its Affiliates or (C) making a request to amend or waive any provision of this Section 3.1; (c) agree with any third party with respect to the voting of any voting securities of the Company or any of its Subsidiaries, or otherwise entering into any voting trust or voting

-11- agreement with any third party with respect to any such voting securities (other than to the Company or a Person specified by the Company in a proxy card provided to shareholders on or behalf of the Company); (d) requisition or seek to call any special general meeting of shareholders of the Company, propose any members’ resolution, circulate any statement with respect to any matter referred to in a proposed resolution or the business to be dealt with at any meeting of the shareholders (including pursuant to section 79(1) of the Bermuda Companies Act 1981) or engage in the solicitation of any written consent or proxy of shareholders regarding any of the foregoing; (e) knowingly Transfer its Ordinary Shares to (A) any one Person (or group of related Persons) if such Transfer would, to Purchaser’s knowledge, result in such Person (or group of related Persons) being required to make a filing on Schedule 13D in respect of its Beneficial Ownership of Ordinary Shares (such Person (or group of related Persons), a “13D Filer”) or (B) an Activist Shareholder; provided that the foregoing shall not prohibit Transfers to, or through, any Person who is acting as an underwriter, agent or similar function in connection with a public or private offering of securities (or restrict the subsequent Transfers by any such Person in connection with such offering); or (f) make any public disclosure, or take any action that could reasonably be expected to require either party to make a public disclosure, with respect to any of the matters set forth in this Section 3.1. Notwithstanding anything to the contrary in this Agreement, this Section 3.1 shall in no way (x) limit the activities of any Shareholder Director taken in good faith solely in his or her capacity as a director of the Company, (y) limit or restrict the right or ability of the Shareholder to exercise its rights under this Agreement (including, without limitation, the right to Transfer Ordinary Shares as permitted under Article IV) or the exercise by the Shareholder of its right to vote Ordinary Shares with respect to any matter (other than as set forth in clause (a) or (d) above)) or (z) the Shareholder’s and its Subsidiaries’ performance of broker-dealer, investment banking, advisory, asset management or commodities services or activities, so long and to the extent that the Shareholder or such applicable Subsidiary (I) is acting in the ordinary course of its business, (II) institutes customary confidentiality screens and protections with respect to any confidential or nonpublic information of the Company received by the Shareholder and in no event is such confidential or nonpublic information used by the Shareholder or any of its employees or shared with any third party in connection with such activities, and (III) is not otherwise acting for the purpose of circumventing the restrictions contained herein. Section 3.2 Voting. Until the 10% Fall-Away Date, at each annual or special general meeting of the shareholders of the Company and at every postponement or adjournment thereof, the Shareholder shall take such action as may be required so that all of the Ordinary Shares Beneficially Owned by the Shareholder (together with its Affiliates) and entitled to vote at such meeting of shareholders are voted in the same manner as recommended by the Board of Directors, other than (i) with respect to any amendment (including by any restatement or supplement thereof) to the Company’s Organizational Documents, (ii) the approval (or non-approval) or adoption (or non-adoption) of, or other proposal directly related to, any Business Combination (including any proposed issuances of Ordinary Shares or other equity securities of the Company in connection

-12- with such Business Combination) or any proposed issuance of Ordinary Shares or other equity securities of the Company in connection with a capital raise or (iii) any material change to existing businesses of the Company and its Subsidiaries. Section 3.3 Certain Company Actions. Subject to applicable Law and the requirements or directives of any Governmental Authority, (i) the Company shall reasonably notify and consult with the Shareholder in advance of taking any action that would reasonably be expected to result in an involuntary increase of the Shareholder’s Ownership Percentage (provided that the Company’s obligations pursuant to this clause (i) relating to share repurchases shall be as set forth pursuant to Section 3.4, to the extent any arrangement is implemented as contemplated thereunder and, if no such arrangement is implemented, use reasonable efforts to give notice of and allow the Shareholder the opportunity to participate in any planned share repurchases), (ii) without the Shareholder’s prior written consent, the Company shall not take any action that would reasonably be expected to result in an involuntary increase of the Shareholder’s Ownership Percentage to above 24.9%, and (iii) until the termination of this Agreement, neither the Company nor the Shareholder shall take any action that would reasonably be expected to cause the Shareholder or its Affiliates to “control” the Company for purposes of the Bank Act. Section 3.4 Share Repurchases. At the appropriate time (such time being reasonably in advance of when the Company intends to commence any repurchases of Ordinary Shares following the Closing), the parties will cooperate in good faith to develop and implement an arrangement under which the Shareholder will, following the Closing Date and continuing until the 10% Fall- Away Date, (a) have the opportunity (but not the obligation) to participate in any repurchases by the Company of any portion of its Ordinary Shares on a basis that is pro rata based on the percentage of outstanding Ordinary Shares owned by the Shareholder and its Affiliates as of immediately prior to such repurchase and at a price equivalent to the price paid by the Company in connection with any such repurchase to other holders of Ordinary Shares, or (b) if participation by the Shareholder in any such repurchase is not administratively feasible, to have a periodic “true- up” right to sell back to the Company the number of Ordinary Shares it would have been entitled to sell in such repurchase, in each case, subject to such process, terms and conditions as the parties may mutually agree as part of such arrangement. In the event that a “true-up” right is agreed between the parties, the parties will cooperate in good faith to develop and implement an arrangement for any such “true-up,” including regular notifications and repurchases based on thresholds and at intervals to be agreed in good faith between the parties. Section 3.5 Company Offerings. Until the 10% Fall-Away Date, the Shareholder shall have the right to designate a nationally recognized investment banking firm, which may include the capital markets division of the Shareholder or its Affiliates, to serve as a bookrunner or co- manager on any underwritten equity, equity-linked or debt (excluding commercial bank debt) offerings of the Company, or any successor to or any Subsidiary of the Company, for which the Company retains the service of an underwriter, agent, advisor, finder or other Person serving in a similar capacity in connection with such offering (an “Eligible Offering”), it being understood that such bookrunner or co-manager shall receive (x) a commercially reasonable allocation of Registrable Securities in respect of such Underwritten Offering taking into account its role in such Underwritten Offering and (y) commercially reasonable compensation for its services taking into account such allocation and the compensation received by other underwriter(s). In furtherance of the foregoing, until the 10% Fall-Away Date, the Company shall provide reasonable advance

-13- notice to the Shareholder of any contemplated Eligible Offering to allow the Shareholder to exercise (or decline to exercise) such designation right. ARTICLE IV TRANSFERS Section 4.1 General Transfer Restrictions. The right of the Shareholder and its Affiliates to Transfer any Beneficially Owned Ordinary Shares issued as Share Consideration to the Shareholder at the Closing pursuant to the Purchase Agreement is subject to the restrictions set forth in this Article IV, and no Transfer of Beneficially Owned Ordinary Shares by the Shareholder or any of its Affiliates may be effected except in compliance with this Article IV. Any attempted Transfer in violation of this Article IV and the other terms and conditions of this Agreement shall be of no effect and shall be null and void, regardless of whether the purported transferee has any actual or constructive knowledge of the Transfer restrictions set forth in this Agreement, and shall not be recorded in the register of members of the Company (including any branch register) or in any other manner. Section 4.2 Permitted Transfers. A Holder may Transfer Beneficially Owned Ordinary Shares as follows: (i) on or after the date that is three (3) months after the Closing Date (the “First Release Date”), twenty-five percent (25%) of the Ordinary Shares issued as Share Consideration to the Shareholder at the Closing pursuant to the Purchase Agreement (the “Transaction Shares”) shall become Transferrable without restriction under this Agreement, other than in any Covered Transaction; (ii) thereafter, an additional twenty-five percent (25%) of the Transaction Shares shall become Transferrable without restriction under this Agreement from and after each date that is six (6) months from the First Release Date, in three equal twenty-five percent (25%) increments of Transaction Shares, such that eighteen (18) months after the First Release Date (the “Lockup End Date”), all Transaction Shares shall be Transferrable without restriction under this Agreement, in each case other than in any Covered Transaction; or (iii) (A) at any time (and in any amount), to an Affiliate of the Shareholder which agrees in writing with the Company to be bound by this Agreement as fully as if it were an initial signatory hereto (an “Affiliate Transferee”), (B) pursuant to a Business Combination or Reorganization, (C) to the Company and (D) to the extent required by applicable Law or directed in writing by a Governmental Authority or Regulatory Agency of competent authority. For purposes of this Agreement, a “Covered Transaction” means a Transfer by the Holder that is a privately negotiated transaction (or series of related transactions, and excluding any Transfers to, or through, any Person who is acting as an underwriter, agent or similar function in connection with a public or private offering of securities and any subsequent Transfers by any such Person in connection with such offering) to a Person (or group of related Persons) that will be a 13D Filer after giving effect to such Transfer, other than with the prior written approval of

-14- the Board of Directors (upon reasonable notice), which approval shall not be unreasonably delayed, conditioned or withheld. Section 4.3 Legend on Securities. (a) Each certificate or book-entry notation representing Ordinary Shares Beneficially Owned by the Shareholder or its Affiliates shall bear the following legend: THESE SECURITIES MAY NOT BE SOLD OR OFFERED FOR SALE IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THE SECURITIES UNDER THE SECURITIES ACT OF 1933 AND ANY APPLICABLE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OR AN EXEMPTION FROM SUCH REGISTRATION UNDER SUCH ACT AND SUCH LAWS. THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE ISSUER THAT SUCH OFFER, SALE OR OTHER TRANSFER OTHERWISE COMPLIES WITH THE SECURITIES ACT OF 1933 AND ANY APPLICABLE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. THESE SECURITIES ARE SUBJECT TO ADDITIONAL RESTRICTIONS ON TRANSFER AND CERTAIN OTHER LIMITATIONS SET FORTH IN A CERTAIN SHAREHOLDER AGREEMENT DATED AS OF [●], BY AND BETWEEN THE BANK OF N.T. BUTTERFIELD & SON LIMITED[ (THE “COMPANY”) AND [CROWN], AS THE SAME MAY BE AMENDED FROM TIME TO TIME (THE “AGREEMENT”), COPIES OF WHICH AGREEMENT ARE ON FILE AT THE PRINCIPAL EXECUTIVE OFFICES OF THE COMPANY. (b) Upon any acquisition by the Shareholder or its Affiliates of additional Ordinary Shares, the Holder shall, or shall cause such Affiliate(s) to, submit any certificates representing such Ordinary Shares to the Company so that the legend required by Section 4.3(a) may be placed thereon (if not so endorsed upon issuance). (c) The Company may make a notation on its records or give instructions to any transfer agents or registrars for Ordinary Shares in order to implement the restrictions on Transfer set forth in this Agreement. (d) At the request of the Shareholder, upon delivery to the Company of a legal opinion of the Shareholder’s counsel, in form and substance reasonably acceptable to the Company, to the effect that the legend in Section 4.3(a) is no longer required under the Securities Act and any applicable securities laws of any state or other jurisdiction, the Company agrees that it will, promptly after the delivery of such opinion cause to be removed any such legend in the Company’s stock records (or in the event that such Ordinary Shares are certificated, promptly after the delivery of such Ordinary Shares to the Company or its transfer agent deliver or cause to be delivered replacement stock certificates free of such legend).

-15- ARTICLE V REGISTRATION RIGHTS Section 5.1 Shelf Registration. (a) Filing. If requested by the Shareholder, as promptly as practicable following such request (and no later than sixty (60) days following such request), the Company shall prepare and file with the SEC a Registration Statement on Form F-3 or the then-appropriate form for an offering to be made on a delayed or continuous basis pursuant to Rule 415 under the Securities Act or any successor rule thereto (a “Shelf Registration Statement”) that covers all Registrable Securities then outstanding for an offering to be made on a delayed or continuous basis pursuant to Rule 415 under the Securities Act or any successor rule thereto (a “Shelf Registration”). If permitted under the Securities Act, such Shelf Registration Statement shall be an “automatic shelf registration statement” as defined in Rule 405 under the Securities Act. At any time, to the extent any existing effective “automatic shelf registration statement” as defined in Rule 405 under the Securities Act of the Company may be used to effect a Shelf Takedown (as defined below), such existing effective automatic shelf registration statement shall be deemed to satisfy the Company’s obligation under this Section 5.1(a) and shall otherwise be considered the Shelf Registration Statement for purposes of this Agreement. (b) Effectiveness. The Company shall use its reasonable best efforts to (i) cause the Shelf Registration Statement filed pursuant to Section 5.1(a) to be declared effective by the SEC or otherwise become effective under the Securities Act as promptly as practicable after the filing thereof and (ii) keep such Shelf Registration Statement continuously effective and in compliance with the Securities Act and useable for the resale of Registrable Securities until such time as there are no Registrable Securities remaining, this Agreement is terminated in accordance with its terms or the Company is no longer eligible to maintain a Shelf Registration Statement, including by filing successive replacement or renewal Shelf Registration Statements upon the expiration of such Shelf Registration Statement. (c) Additional Registrable Securities; Additional Selling Shareholders. At any time and from time to time that a Shelf Registration Statement is effective, if a Holder of Registrable Securities requests (i) the registration under the Securities Act of additional Registrable Securities pursuant to such Shelf Registration Statement or (ii) that such Holder be added as a selling shareholder in such Shelf Registration Statement, the Company shall as promptly as practicable amend or supplement the Shelf Registration Statement to cover such additional Registrable Securities and/or Holder. (d) Right to Effect Shelf Takedowns. Each Holder shall be entitled, at any time and from time to time when a Shelf Registration Statement is effective, to sell any or all of the Registrable Securities covered by such Shelf Registration Statement (a “Shelf Takedown”); provided, that any Shelf Takedown that is an Underwritten Shelf Takedown shall be subject to Section 5.1(e). A Holder shall give the Company prompt written notice of the consummation of a Shelf Takedown.

-16- (e) Underwritten Shelf Takedowns. A Holder intending to effect a Shelf Takedown shall be entitled to request, by written notice to the Company (an “Underwritten Shelf Takedown Notice”), that the Shelf Takedown be an Underwritten Offering (an “Underwritten Shelf Takedown”). The Underwritten Shelf Takedown Notice shall specify the number of Registrable Securities intended to be offered and sold by such Holder pursuant to the Underwritten Shelf Takedown and the intended method of distribution. The Company shall not be required to facilitate an Underwritten Shelf Takedown unless the expected aggregate gross proceeds from such offering are at least US$75,000,000 (without regard to any underwriting discount or commission), and shall not be required to effect more than two (2) Underwritten Shelf Takedowns or Demand Registrations in any twelve (12) month period. At the request of a Holder, an Underwritten Shelf Takedown may be conducted in a manner known as a “block trade,” “overnight block trade” or “bought deal” and, in such case, the Company shall as expeditiously as possible use its reasonable best efforts to facilitate such offering (which may close as early as two Business Days after the date it commences). (f) Selection of Underwriters. The Holder requesting an Underwritten Shelf Takedown shall have the right to select one (1) or more nationally recognized investment banking firm(s), which may include the capital markets division of the Shareholder or its Affiliates, to serve as managing underwriter(s) and one or more additional underwriters. In a marketed Underwritten Offering that is not a “block trade,” “overnight block trade” or “bought deal,” the Company shall have the right to select two additional nationally recognized investment banking firms to serve as bookrunners (it being understood that such bookrunners will receive (x) a commercially reasonable allocation of Registrable Securities in respect of such Underwritten Offering taking into account their respective roles in such Underwritten Offering and (y) commercially reasonable compensation for their services taking into account such allocation and the compensation received by other underwriter(s)). Section 5.2 Demand Registrations. (a) Right to Demand Registrations. If, at any time following the three (3) month anniversary of the Closing Date, the Company is no longer eligible to use a Shelf Registration Statement, a Holder may, by providing written notice to the Company, request to sell all or part of the Holder’s Registrable Securities pursuant to a Registration Statement separate from a Shelf Registration Statement (a “Demand Registration”). Each request for a Demand Registration (a “Demand Registration Request”) shall specify the number of Registrable Securities intended to be offered and sold by such Holder pursuant to the Demand Registration and the intended method of distribution thereof, including whether it is intended to be an Underwritten Offering. As promptly as practicable and no later than forty-five (45) days after receipt of a Demand Registration Request, the Company shall register all Registrable Securities that have been requested to be registered in the Demand Registration Request. The Company shall use its reasonable best efforts to cause the Registration Statement filed pursuant to this Section 5.2(a) to be declared effective by the Commission or otherwise become effective under the Securities Act as promptly as practicable after the filing thereof. The Company shall not be required to effect a Demand Registration (x) unless the expected aggregate gross proceeds from the offering of the Registrable Securities to be registered in connection with such Demand Registration are at least US$75,000,000 (without regard to any underwriting discount or commission) (the “Demand Registration Threshold,”) or (y) within sixty (60) days following the effective date of a

-17- Registration Statement relating to a previous Demand Registration. The Company shall not be required to effect more than two (2) Demand Registrations or Underwritten Shelf Takedowns in any twelve (12) month period. (b) Withdrawal. A Holder may, by written notice to the Company, withdraw the Registrable Securities of such Holder from a Demand Registration at any time prior to the effectiveness of the applicable Registration Statement. Upon receipt of notices from all applicable Holders to such effect, or if such withdrawal reduces the aggregate offering price for the offering of the Registrable Securities to be registered in connection with such Demand Registration below the Demand Registration Threshold, the Company shall cease all efforts to seek effectiveness of the applicable Registration Statement, unless the Company intends to effect a primary offering of securities pursuant to such Registration Statement. (c) Selection of Underwriters. If a Demand Registration is an Underwritten Offering, the Holder requesting such Demand Registration shall have the right to select one or more nationally recognized investment banking firm(s), which may include the capital markets division of the Shareholder or its Affiliates, to serve as managing underwriter(s) and one or more additional underwriters. In a marketed Underwritten Offering that is not a “block trade,” “overnight block trade” or “bought deal,” the Company shall have the right to select two additional nationally recognized investment banking firms to serve as bookrunners (it being understood that such bookrunners will receive (x) a commercially reasonable allocation of Registrable Securities in respect of such Underwritten Offering taking into account their respective roles in such Underwritten Offering and (y) commercially reasonable compensation for their services taking into account such allocation and the compensation received by other underwriter(s)). Section 5.3 Inclusion of Other Shares of Ordinary Shares; Priority. The Company shall not include in any Demand Registration or Shelf Takedown any securities that are not Registrable Securities without the prior written consent of the Holder(s) of the Registrable Securities participating in such Demand Registration or Shelf Takedown (such consent not to be unreasonably withheld, conditioned or delayed). If a Demand Registration or Shelf Takedown involves an Underwritten Offering and the managing underwriters of such offering advise the Company and the Holders in writing that, in their opinion, the number of Ordinary Shares proposed to be included in such Demand Registration or Underwritten Shelf Takedown exceeds the number of Ordinary Shares that can reasonably be expected to be sold in such offering without adversely affecting the success of the offering (including the price, timing or distribution of the securities to be sold in such offering), the Company shall include in such Demand Registration or Underwritten Shelf Takedown: (i) first, the Registrable Securities proposed to be sold by the Holders in such offering; and (ii) second, any Ordinary Shares proposed to be included therein by any other Persons (including Ordinary Shares to be sold for the account of the Company and/or any other holders of Ordinary Shares), allocated, in the case of this clause (ii), among such Persons in such manner as the Company may determine. If more than one Holder is participating in such Demand Registration or Underwritten Shelf Takedown and the managing underwriters of such offering determine that a limited number of Registrable Securities may be included in such offering without reasonably being expected to adversely affect the success of the offering (including the price, timing or distribution of the securities to be sold in such offering), then the Registrable Securities that are included in such offering shall be allocated pro rata among the participating Holders on the basis of the number of Registrable Securities then owned by each such Holder in such offering.

-18- Section 5.4 Piggyback Registrations. (a) Whenever the Company proposes to register any Ordinary Shares under the Securities Act (other than a registration (i) pursuant to a Registration Statement on Form F-4 (or similar form that relates to a transaction subject to Rule 145 under the Securities Act or any successor rule thereto) or (ii) in connection with any dividend or distribution reinvestment or similar plan), whether for its own account or for the account of one or more shareholders of the Company (other than the Holders of Registrable Securities) (a “Piggyback Registration”), the Company shall give prompt written notice to each Holder of Registrable Securities of its intention to effect such a registration (but in no event less than ten (10) Business Days prior to the proposed date of filing of the applicable Registration Statement) and, subject to Sections 5.4(b) and 5.4(c), shall include in such Registration Statement and in any offering of Ordinary Shares to be made pursuant to such Registration Statement that number of Registrable Securities requested to be sold in such offering by such Holder for the account of such Holder; provided that the Company has received a written request for inclusion therein from such Holder no later than five (5) Business Days after the date on which the Company has given notice of the Piggyback Registration to Holders. The Company may terminate or withdraw a Piggyback Registration prior to the effectiveness of such registration at any time in its sole discretion. If a Piggyback Registration is effected pursuant to a Registration Statement on Form F-3 or the then appropriate form for an offering to be made on a delayed or continuous basis pursuant to Rule 415 under the Securities Act or any successor rule thereto (a “Piggyback Shelf Registration Statement”), the Holders of Registrable Securities shall be notified by the Company of and shall have the right, but not the obligation, to participate in any offering of Ordinary Shares pursuant to such Piggyback Shelf Registration Statement (a “Piggyback Shelf Takedown”), subject to the same limitations that are applicable to any other Piggyback Registration as set forth above. (b) Priority on Primary Piggyback Registrations. If a Piggyback Registration or Piggyback Shelf Takedown is initiated as a primary Underwritten Offering on behalf of the Company and the managing underwriters of the offering advise the Company in writing that, in their opinion, the number of Ordinary Shares proposed to be included in such offering, including all Registrable Securities and all other Ordinary Shares proposed to be included in such offering, exceeds the number of Ordinary Shares that can reasonably be expected to be sold in such offering without adversely affecting the success of the offering (including the price, timing or distribution of the securities to be sold in such offering), the Company shall include in such Piggyback Registration or Piggyback Shelf Takedown: (i) first, the Ordinary Shares that the Company proposes to sell in such offering; and (ii) second, any Ordinary Shares proposed to be included in such offering by any other Person to whom the Company has a contractual obligation to facilitate such offering (including any Registrable Securities requested to be included therein by a Holder), allocated, in the case of this clause (ii), pro rata among such Persons on the basis of the number of Ordinary Shares then owned by each such Person in such offering, up to the number of Ordinary Shares, if any, that the managing underwriters determine can be included in the offering without reasonably being expected to adversely affect the success of the offering (including the price, timing or distribution of the securities to be offered in such offering). (c) Priority on Secondary Piggyback Registrations. Subject to Section 5.4(d), if a Piggyback Registration or a Piggyback Shelf Takedown is initiated as an Underwritten Offering on behalf of a holder of Ordinary Shares to whom the Company has a contractual

-19- obligation to facilitate such offering, other than a Holder of Registrable Securities, and the managing underwriters of the offering advise the Company in writing that, in their opinion, the number of Ordinary Shares proposed to be included in such offering, including all Registrable Securities and all other Ordinary Shares requested to be included in such offering, exceeds the number of Ordinary Shares which can reasonably be expected to be sold in such offering without adversely affecting the success of the offering (including the price, timing or distribution of the securities to be sold in such offering), the Company shall include in such Piggyback Registration or Piggyback Shelf Takedown: (i) first, the Ordinary Shares that the Person demanding the offering pursuant to such contractual right proposes to sell in such offering; and (ii) second, any Ordinary Shares proposed to be sold for the account of the Company in such offering, any Registrable Securities requested to be included in such offering by a Holder and any Ordinary Shares proposed to be included in such offering by any other Person to whom the Company has a contractual obligation to facilitate such offering, allocated, in the case of this clause (ii), pro rata among the Company, such Holders and such Persons on the basis of the number of Ordinary Shares initially proposed to be included by the Company, each such Holder and each such other Person in such offering, up to the number of Ordinary Shares, if any, that the managing underwriters determine can be included in the offering without reasonably being expected to adversely affect the success of the offering (including the price, timing or distribution of the securities to be offered in such offering). (d) No Conflicting or More Favorable Rights. Until the 10% Fall-Away Date, the Company shall not grant any other Person (i) any registration rights that conflict with or are more favorable than the registration rights provided herein to the Holders or (ii) any piggyback registration rights that provide for a right to include in any registration or offering any Ordinary Shares or other equity securities of the Company other than after all Registrable Securities being sold by the Holders, in each case, unless otherwise agreed by the Company and the Holders holding two-thirds (2/3) of the Registrable Securities then outstanding. Until the termination of this Article V in accordance with its terms, the Company shall not grant any other Person any registration rights that are more favorable in the aggregate than the registration rights provided herein to the Holders. Without limiting the foregoing, if, after the date hereof, the Company grants to any such Person any type of registration rights, the Company shall cause such Person to comply with the restrictions under Section 5.5 as if such Person was a Holder hereunder. Section 5.5 Holdback Agreements. (a) Holders of Registrable Securities. Each Holder of Registrable Securities agrees that in connection with any registered Underwritten Offering of Ordinary Shares, such Holder shall not, without the prior written consent of such managing underwriter(s), during such period as is reasonably requested by the managing underwriter(s) (which period shall in no event be longer than two (2) days prior to and ninety (90) days after the pricing of such offering), Transfer any Registrable Securities (subject to such exceptions as may be agreed by the managing underwriter(s) and the Holders). The foregoing provisions of this Section 5.5(a) shall not apply to offers or sales of Registrable Securities that are included in an offering pursuant to Section 5.4 of this Agreement and shall be applicable to the Holders of Registrable Securities only if, for so long as and to the extent that the Company is subject to the same restrictions. Each Holder of Registrable Securities agrees to execute and deliver such other agreements as may be reasonably

-20- requested by the managing underwriter(s) that are consistent with the foregoing provisions of this Section 5.5(a) and are necessary to give further effect thereto. (b) The Company. To the extent requested by the managing underwriter(s) for the applicable offering, the Company shall not effect any sale registered under the Securities Act or other public distribution of Ordinary Shares during the period commencing two (2) days prior to and ending ninety (90) days after the pricing of an Underwritten Offering by a Holder pursuant to Section 5.2 or Section 5.4 of this Agreement, other than a registration (i) pursuant to a Registration Statement on Form F-4 (or similar form that relates to a transaction subject to Rule 145 under the Securities Act or any successor rule thereto), (ii) in connection with any employee benefit plans, dividend or distribution reinvestment or similar plan or (iii) such other reasonable and customary exceptions as may be agreed with the managing underwriter(s) for the applicable offering, and such restriction shall be applicable to the Company only for so long as and to the extent that the Holder is subject to the same restrictions. Section 5.6 Suspensions. (a) The Company shall be entitled to delay or suspend the filing, effectiveness or use of a Registration Statement or Prospectus (a “Suspension”) if the Company delivers a certificate to the requesting Holder signed by an executive officer of the Company that it has determined in good faith that (i) proceeding with the filing, effectiveness or use of such Registration Statement or Prospectus would reasonably be expected to require the Company to disclose any material non-public information that the Company would not otherwise be required to disclose at such time or (ii) the registration or offering proposed to be delayed or suspended would reasonably be expected to, if not delayed or suspended, have a material adverse effect on the Company or on any pending negotiation or plan of the Company to effect a merger, acquisition, disposition, financing, reorganization, recapitalization or other similar transaction, in each case that, if consummated, would be material to the Company; provided, that the Company shall not be entitled to exercise a Suspension (A) more than twice during any twelve (12) month period or (B) for a period exceeding sixty (60) days on any one occasion. Each Holder who is notified by the Company of a Suspension pursuant to this Section 5.6(a) shall keep the existence of such Suspension confidential and shall immediately discontinue (and direct any other Person making offers or sales of Registrable Securities on behalf of such Holder to immediately discontinue) offers and sales of Registrable Securities pursuant to such Registration Statement or Prospectus until such time as it is advised in writing by the Company that the use of the Registration Statement or Prospectus may be resumed. If the Company delays or suspends a Demand Registration, the Holder that initiated such Demand Registration shall be entitled to withdraw its Demand Registration Request and, if it does so, such Demand Registration Request shall not count against the limitation on the number of such Holder’s Demand Registrations set forth in Section 5.2(a). (b) In addition to the foregoing, in no event shall the Company be required to file any Registration Statement, Prospectus or amendments thereto, or undertake any Underwritten Offering during the quarterly blackout periods applicable to directors or officers of the Company. Such periods shall not constitute Suspension periods for purposes of the frequency limitations described above in Section 5.6(a).

-21- Section 5.7 Registration Procedures. If and whenever the Company is required to effect the registration of any Registrable Securities pursuant to this Agreement, the Company shall use its reasonable best efforts to effect and facilitate the registration, offering and sale of such Registrable Securities in accordance with the intended method of disposition thereof as promptly as is practicable and, pursuant thereto, the Company shall as expeditiously as possible and as applicable use reasonable best efforts to: (a) prepare and file with the Commission a Registration Statement with respect to such Registrable Securities, make all required filings required in connection therewith and (if the Registration Statement is not automatically effective upon filing) cause such Registration Statement to become effective as promptly as practicable; provided that before filing a Registration Statement or any amendments or supplements thereto, the Company shall furnish to counsel to the Holders for such registration copies of all documents proposed to be filed, which documents shall be subject to review by counsel to the Holders, and give the Holders participating in such registration an opportunity to comment on such documents and keep such Holders reasonably informed as to the registration process; (b) prepare and file with the Commission such amendments and supplements to any Registration Statement and the Prospectus used in connection therewith as may be necessary to keep such Registration Statement effective until all of the Registrable Securities covered by such Registration Statement have been disposed of and comply with the applicable requirements of the Securities Act with respect to the disposition of the Registrable Securities covered by such Registration Statement; (c) furnish to each Holder participating in the registration, without charge, such number of copies of the Prospectus included in such Registration Statement (including each preliminary Prospectus) and any supplement thereto (in each case including all exhibits thereto and all documents incorporated by reference therein) and such other documents as such Holder may reasonably request, including in order to facilitate the disposition of the Registrable Securities owned by such Holder; (d) (i) register or qualify such Registrable Securities under such other securities or blue sky laws of such U.S. jurisdiction(s) as any Holder participating in the registration or any managing underwriter reasonably requests and (ii) do any and all other acts and things that may be necessary or reasonably advisable to enable such Holder and each underwriter, if any, to consummate the disposition of such Holder’s Registrable Securities in such jurisdiction(s); provided, that the Company shall not be required to qualify generally to do business, subject itself to taxation or consent to general service of process in any jurisdiction where it would not otherwise be required to do so but for its obligations pursuant to this Section 5.7(d); (e) promptly notify each Holder participating in the registration and the managing underwriters of any Underwritten Offering: (i) each time when the Registration Statement, any pre-effective amendment thereto, the Prospectus or any Prospectus supplement or any post-effective amendment to the Registration Statement has been filed and, with respect to the Registration Statement or any post-effective amendment thereto, when the same has become effective;

-22- (ii) of any oral or written comments by the Commission or of any request by the Commission for amendments or supplements to the Registration Statement or the Prospectus or for any additional information regarding such Holder; (iii) of the issuance by the Commission of any stop order suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceedings for any such purpose; and (iv) of the receipt by the Company of any notification with respect to the suspension of the qualification of any Registrable Securities for sale under the applicable securities or blue sky laws of any jurisdiction; (f) notify each Holder participating in such registration, at any time when a Prospectus relating thereto is required to be delivered under the Securities Act, upon becoming aware of the occurrence of any event that would cause the Prospectus included in such Registration Statement to contain an untrue statement of a material fact or to omit any fact necessary to make the statements made therein not misleading in light of the circumstances under which they were made, and, as promptly as practicable, prepare, file with the Commission and furnish to such Holder a reasonable number of copies of a supplement or amendment to such Prospectus so that, as thereafter delivered to the purchasers of such Registrable Securities, such Prospectus will not contain any untrue statement of a material fact or omit to state any fact necessary to make the statements therein not misleading in light of the circumstances under which they were made; (g) in the event of the issuance of any stop order suspending the effectiveness of a Registration Statement, any order suspending or preventing the use of any related Prospectus or any suspension of the qualification or exemption from qualification of any Registrable Securities for sale in any jurisdiction, promptly obtain the withdrawal or lifting of any such order or suspension; (h) not file or make any amendment to any Registration Statement with respect to any Registrable Securities, or any amendment of or supplement to the Prospectus used in connection therewith, that refers to any Holder covered thereby by name or otherwise identifies such Holder as the holder of any securities of the Company without the consent of such Holder (such consent not to be unreasonably withheld or delayed), unless and to the extent such disclosure is required by Law; provided, that (i) each Holder shall furnish to the Company in writing such information regarding itself and the distribution proposed by it as the Company may reasonably request for use in connection with a Registration Statement or Prospectus and (ii) each Holder agrees to notify the Company as promptly as practicable of any inaccuracy or change in information previously furnished to the Company by such Holder (including with respect to any inaccuracy in any representations or warranties made by such Holder in any underwriting agreement) or of the occurrence of any event that would cause the Registration Statement or the Prospectus included in such Registration Statement to contain an untrue statement of a material fact regarding such Holder or the distribution of such Registrable Securities or to omit to state any material fact regarding such Holder or the distribution of such Registrable Securities required to be stated therein or necessary to make the statements made therein not misleading in light of the circumstances under which they were made and to furnish to the Company, as promptly as practicable, any additional information required to correct and update the information previously

-23- furnished by such Holder such that such Registration Statement and Prospectus shall not contain any untrue statement of a material fact regarding such Holder or the distribution of such Registrable Securities or omit to state a material fact regarding such Holder or the distribution of such Registrable Securities necessary to make the statements therein not misleading in light of the circumstances under which they were made; (i) cause such Registrable Securities to be listed on each Relevant Exchange; (j) provide a transfer agent and registrar (which may be the same entity) for all such Registrable Securities not later than the effective date of such Registration Statement; (k) make available for inspection by any Holder participating in the registration, upon reasonable notice at reasonable times and for reasonable periods, any underwriter participating in any Underwritten Offering pursuant to such Registration Statement and any attorney, accountant or other agent retained by any such Holder or underwriter for such purpose, all corporate documents, financial and other records relating to the Company and its business reasonably requested by such Holder or underwriter and customary for offerings of Ordinary Shares and make senior management of the Company and the Company’s independent accountants available for customary due diligence and drafting sessions; provided, that any Person gaining access to information or personnel of the Company pursuant to this Section 5.7(k) shall (i) reasonably cooperate with the Company to limit any resulting disruption to the Company’s business and (ii) protect the confidentiality of any information regarding the Company which the Company determines in good faith to be confidential and of which determination such Person is notified, unless such information (A) is or becomes known to the public without a breach of this Agreement, (B) is or becomes available to such Person on a non-confidential basis from a source other than the Company (provided, that such other source is not known by such Person to be bound by a confidentiality obligation to the Company or is otherwise prohibited from disclosing the information to such Person), (C) is independently developed by such Person, (D) is required or reasonably requested to be disclosed by a deposition, interrogatory, request for information or documents by a Governmental Authority or Regulatory Agency, subpoena or similar process or (E) is otherwise required to be disclosed by law; provided, that in the case of clauses (D) and (E) of this Section 5.7(k), to the extent legally permissible, such Person shall provide the Company with prompt and prior notice of such processes or requirements and shall cooperate with the Company (at the Company’s expense) to the extent the Company may seek to limit such disclosure, including, if requested, taking all reasonable steps to resist or avoid any such processes or requirements referred to above; (l) otherwise comply with all applicable rules and regulations of the Commission, and make available to its shareholders, as soon as reasonably practicable, an earnings statement (in a form that satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 under the Securities Act or any successor rule thereto) covering the period of at least twelve (12) months beginning with the first (1st) day of the Company’s first full fiscal quarter after the effective date of the applicable Registration Statement, which requirement shall be deemed satisfied if the Company timely files Forms 20-F, 10-K, 10-Q, 6-K and/or 8-K under the Exchange Act and otherwise complies with Rule 158 under the Securities Act or any successor rule thereto;

-24- (m) in the case of an Underwritten Offering of Registrable Securities, promptly incorporate in a supplement to the Prospectus or a post-effective amendment to the Registration Statement such information as is reasonably requested by the managing underwriter(s) or any Holder participating in such Underwritten Offering to be included therein, the purchase price for the securities to be paid by the underwriters and any other applicable terms of such Underwritten Offering (and the Holders shall promptly supply any such information within their possession), and promptly make all required filings of such supplement or post-effective amendment; (n) in the case of an Underwritten Offering of Registrable Securities, enter into such customary agreements (including underwriting and lock-up agreements in customary form) and take all such other customary actions as any Holder participating in such offering or the managing underwriter(s) of such offering reasonably requests in order to expedite or facilitate the disposition of such Registrable Securities; (o) in the case of an Underwritten Offering of Registrable Securities, (i) furnish to each Holder and each underwriter, if any, participating in an offering of Registrable Securities (A) all legal opinions of outside counsel to the Company required to be included in the Registration Statement and (B) a written legal opinion of outside counsel to the Company in form and substance as is customarily given in opinions of outside counsel to the Company to underwriters in underwritten registered offerings; and (ii) (A) obtain all consents of independent public accountants required to be included in the Registration Statement and (B) furnish a “comfort letter” signed by the Company’s independent public accountants in form and substance as is customarily given in accountants’ letters to underwriters in underwritten registered offerings; (p) in the case of an Underwritten Offering of Registrable Securities in which the expected aggregate gross proceeds from such offering are at least $75,000,000 (without regard to any underwriting discount or commission), make the chief executive officer or the chief financial officer of the Company available, to the extent reasonably requested by the managing underwriter(s), to assist in the marketing of the Registrable Securities to be sold in such Underwritten Offering, including the participation of such member of senior management of the Company in an electronic or telephonic “road show” presentation (it being understood that unless otherwise agreed by the Company, participation of the chief executive officer and chief financial officer of the Company shall be limited to eight (8) hours); and (q) cooperate with the Holders of the Registrable Securities to facilitate the timely preparation and delivery of certificates representing the Registrable Securities to be sold pursuant to such Registration Statement free of any restrictive legends and representing such number of Ordinary Shares and registered in such names as the Holders of the Registrable Securities may reasonably request for a reasonable period of time prior to sales of Registrable Securities pursuant to such Registration Statement; Each Holder agrees that upon receipt of any notice from the Company of the happening of any event of the kind described in Section 5.7(f) or Section 5.7(g), such Holder shall use its best efforts to discontinue (and direct any other Person making offers or sales of Registrable Securities on behalf of such Holder to discontinue) offers and sales of Registrable Securities pursuant to such Registration Statement or Prospectus and any other use of such Registration Statement or Prospectus until such time as it is advised in writing by the Company that the use of the

-25- Registration Statement or Prospectus may be resumed. If the Company gives any such notice in respect of a Demand Registration, the Holder shall be entitled to withdraw its Demand Registration Request and, if it does so, such Demand Registration Request shall not count against the limitation on the number of such Holder’s Demand Registrations set forth in Section 5.2. Section 5.8 Participation in Underwritten Offerings. No Person may participate in any Underwritten Offering pursuant to this Agreement unless such Person (i) agrees to sell such Holder’s Registrable Securities on the basis provided in any underwriting arrangements in customary form approved by the Persons entitled under this Agreement to approve such arrangements and (ii) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements; provided, that no Holder of Registrable Securities included in any Underwritten Offering shall be required to make any representations or warranties to the Company or the underwriters (other than representations and warranties regarding (A) such Holder’s ownership of its Registrable Securities to be sold in such offering; (B) such Holder’s power and authority to effect such Transfer; and (C) such matters pertaining to such Holder’s compliance with securities laws as may be reasonably requested by the managing underwriter(s)) or to undertake any indemnification obligations to the Company or the underwriters with respect thereto, except to the extent otherwise provided in Section 5.10 hereof. Section 5.9 Registration Expenses. (a) The Company shall pay directly or promptly reimburse all costs, fees and expenses (other than Selling Expenses) incident to the Company’s performance of or compliance with this Agreement in connection with the registration of Registrable Securities, including (i) all Commission, FINRA and other registration and filing fees; (ii) all fees and expenses associated with filings to be made with, or the listing of any Registrable Securities on, any securities exchange or over-the-counter trading market on which the Registrable Securities are to be listed or quoted; (iii) all fees and expenses of complying with securities and blue sky laws (including fees and disbursements of counsel for the Company in connection therewith); (iv) all printing, messenger, telephone and delivery expenses (including the cost of distributing Prospectuses in preliminary and final form as well as any supplements thereto); (v) all fees and expenses incurred by the Company in connection with any “road show” for Underwritten Offerings,; (vi) all transfer agent’s and registrar’s fees; and (vii) all fees and expenses of the Company’s independent public accountants (including any fees and expenses arising from the preparation of any “comfort letters”) and any other Persons retained by the Company in connection with or incident to any registration of Registrable Securities pursuant to this Agreement (all such costs, fees and expenses, “Registration Expenses”). Each Holder shall pay the fees and expenses of any counsel engaged by such Holder and shall bear its respective Selling Expenses associated with a registered sale of its Registrable Securities pursuant to this Agreement. (b) The obligation of the Company to bear and pay the Registration Expenses shall apply irrespective of whether a registration, once properly demanded or requested, becomes effective or is withdrawn or suspended; provided, that the Registration Expenses for any transaction that was to be effected pursuant to registrations under Section 5.1 and Section 5.2 of this Agreement and is subsequently withdrawn at the request of one or more Holder(s) (unless withdrawn following commencement of a Suspension) shall be borne by such Holder(s).

-26- Section 5.10 Indemnification; Contribution. (a) The Company shall, to the fullest extent permitted by Law, indemnify and hold harmless each Holder of Registrable Securities, its Affiliates and their respective direct and indirect general and limited partners, advisory board members, directors, officers, trustees, managers, members, shareholders employees, agents and each Person who is a Controlling Person of such Holder or any of the other foregoing indemnified Persons (each of the foregoing, an “Shareholder Indemnified Person”) against any losses, claims, actions, damages, liabilities and expenses, joint or several, to which such Shareholder Indemnified Person may become subject under the Securities Act, the Exchange Act, any state blue sky securities laws, any equivalent non- U.S. securities laws or otherwise, insofar as such losses, claims, actions, damages, liabilities or expenses arise out of or are based upon (i) any untrue or alleged untrue statement of a material fact contained in or incorporated by reference in any Registration Statement, Prospectus, preliminary Prospectus, free writing prospectus (as defined in Rule 405 under the Securities Act or any successor rule thereto) or any amendment thereof or supplement thereto or any document incorporated by reference therein, (ii) any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading or (iii) any violation or alleged violation by the Company of the Securities Act or any other similar federal or state securities laws applicable to the Company and relating to any action or inaction required of the Company in connection with any registration of securities, and the Company shall reimburse each Shareholder Indemnified Person for any legal or other expenses reasonably incurred by such Shareholder Indemnified Person in connection with investigating, defending or settling any such loss, claim, action, damage or liability; provided that, in the case of each of clauses (i), (ii) and (iii), the Company shall not be so liable in any such case to the extent that any loss, claim, action, damage, liability or expense arises out of or is based upon any such untrue statement or alleged untrue statement, or omission or alleged omission, made or incorporated by reference in any such Registration Statement, Prospectus, preliminary Prospectus, free writing prospectus (as defined in Rule 405 under the Securities Act or any successor rule thereto) or any amendment thereof or supplement thereto or any document incorporated by reference therein in reliance upon, and in conformity with, written information prepared and furnished to the Company by or on behalf of such Shareholder Indemnified Person expressly for use therein. This indemnity shall be in addition to any liability the Company may otherwise have. (b) In connection with any registration in which a Holder of Registrable Securities is participating, each such Holder shall furnish to the Company such information as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus and shall, to the fullest extent permitted by Law, severally and not jointly, indemnify and hold harmless the Company, its Affiliates and their respective directors and officers, employees, agents and any Person who is a Controlling Person of the Company or any of the other foregoing indemnified Persons (each of the foregoing, an “Company Indemnified Person”) against any losses, claims, actions, damages, liabilities (or actions or proceedings in respect thereof, whether or not such Company Indemnified Person is a party thereto) and expenses (including reasonable costs of investigation and legal expenses), joint or several, to which such Company Indemnified Person may become subject under the Securities Act, the Exchange Act, any state blue sky securities laws, any equivalent non-U.S. securities laws or otherwise, insofar as such losses, claims, actions, damages, liabilities or expenses arise out of or are based upon (i) any untrue or alleged untrue statement of a material fact contained in or incorporated by reference in any

-27- Registration Statement, Prospectus, preliminary Prospectus, free writing prospectus (as defined in Rule 405 under the Securities Act or any successor rule thereto) or any amendment thereof or supplement thereto or any document incorporated by reference therein or (ii) any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but, in the case of each of clauses (i) and (ii), solely to the extent that such untrue statement or alleged untrue statement, or omission or alleged omission, is made in such Registration Statement, Prospectus, preliminary Prospectus, free writing prospectus (as defined in Rule 405 under the Securities Act or any successor rule thereto) or any amendment thereof or supplement thereto in reliance upon, and in conformity with, written information prepared and furnished to the Company by such Holder expressly for use therein, and each such Holder shall reimburse each Company Indemnified Person for any legal or other expenses reasonably incurred by such Company Indemnified Person in connection with investigating, defending or settling any such loss, claim, action, damage or liability; provided, that the obligation to indemnify pursuant to this Section 5.10(b) shall not exceed an amount equal to the net proceeds (after deducting its portion of Selling Expenses) actually received by such Holder in the sale of Registrable Securities to which such Registration Statement or Prospectus relates. This indemnity shall be in addition to any liability which each such Holder may otherwise have. (c) Any Person entitled to indemnification hereunder shall give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification; provided, that any failure or delay to so notify the indemnifying party shall not relieve the indemnifying party of its obligations hereunder, except to the extent that the indemnifying party is actually and materially prejudiced by reason of such failure or delay. In case a claim or an action that is subject or potentially subject to indemnification hereunder is brought against an indemnified party, the indemnifying party shall be entitled to participate in and shall have the right, exercisable by giving written notice to the indemnified party as promptly as practicable after receipt of written notice from such indemnified party of such claim or action, to assume, at the indemnifying party’s expense, the defense of any such claim or action, with counsel reasonably acceptable to the indemnified party; provided, that any indemnified party shall continue to be entitled to participate in the defense of such claim or action, with counsel of its own choice, but the indemnifying party shall not be obligated to reimburse the indemnified party for any fees, costs and expenses subsequently incurred by the indemnified party in connection with such defense unless (A) the indemnifying party has agreed in writing to pay such fees, costs and expenses, (B) the indemnifying party has failed to assume the defense of such claim or action within a reasonable time after receipt of notice of such claim or action, (C) having assumed the defense of such claim or action, the indemnifying party fails to employ counsel reasonably acceptable to the indemnified party or to pursue the defense of such claim or action in a reasonably vigorous manner, (D) the use of counsel chosen by the indemnifying party to represent the indemnified party would present such counsel with a conflict of interest or (E) the indemnified party has reasonably concluded that there may be one or more legal or equitable defenses available to it and/or any other indemnified party which are different from or additional to those available to the indemnifying party. Subject to the proviso in the foregoing sentence, no indemnifying party shall, in connection with any one claim or action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general circumstances or allegations, be liable for the fees, costs and expenses of more than one firm of attorneys (in addition to any local counsel) for all indemnified parties. The indemnifying party shall not have the right to settle a claim or action for which any indemnified party is entitled to indemnification hereunder without the consent of the indemnified party (not to

-28- be unreasonably withheld, conditioned or delayed), and the indemnifying party shall not consent to the entry of any judgment or enter into or agree to any settlement relating to such claim or action unless such judgment or settlement does not impose any admission of wrongdoing or injunctive or equitable relief on any indemnified party and includes as an unconditional term thereof the giving by the claimant or plaintiff therein to such indemnified party, in form and substance reasonably satisfactory to such indemnified party, of a full and final release from all liability in respect of such claim or action. The indemnifying party shall not be liable hereunder for any amount paid or payable or incurred pursuant to or in connection with any judgment entered or settlement effected with the consent of an indemnified party unless the indemnifying party has also consented to such judgment or settlement (such consent not to be unreasonably withheld, conditioned or delayed). (d) If the indemnification provided for in this Section 5.10 is held by a court of competent jurisdiction to be unavailable to, or unenforceable by, an indemnified party in respect of any loss, claim, action, damage, liability or expense referred to herein, then the applicable indemnifying party, in lieu of indemnifying such indemnified party hereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such loss, claim, action, damage, liability or expense in such proportion as is appropriate to reflect the relative fault of the indemnifying party, on the one hand, and of the indemnified party, on the other hand, in connection with the statements, omissions or violations which resulted in such loss, claim, action, damage, liability or expense, as well as any other relevant equitable considerations. The relative fault of the indemnifying party, on the one hand, and of the indemnified party, on the other hand, shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party, whether the violation of the Securities Act or any other federal or state securities law or rule or regulation promulgated thereunder applicable to the Company and relating to any action or inaction required of the Company in connection with any registration of securities was perpetrated by the indemnifying party or the indemnified party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement, omission or violation. The parties agree that it would not be just and equitable if contribution pursuant hereto were determined by pro rata allocation or by any other method or allocation that does not take into account the equitable considerations referred to in this Section 5.10(d). In no event shall the amount which a Holder of Registrable Securities may be obligated to contribute pursuant to this Section 5.10(d) exceed an amount equal to the net proceeds (after deducting Selling Expenses) actually received by such Holder in the sale of Registrable Securities that gives rise to such obligation to contribute. No indemnified party guilty or liable of fraudulent misrepresentation within the meaning of Section 11(f) of the Securities Act shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation. (e) The provisions of this Section 5.10 shall remain in full force and effect regardless of any investigation made by or on behalf of any indemnified party or any officer, director or Controlling Person of such indemnified party and shall survive the Transfer of any Registrable Securities by any Holder. Section 5.11 Rule 144 Compliance. With a view to making available to the Holders of Registrable Securities the benefits of Rule 144 and any other rule or regulation of the Commission

-29- that may at any time permit a Holder to sell securities of the Company to the public without registration, the Company agrees to use its reasonable best efforts to: (a) make and keep public information available, as those terms are understood and defined in Rule 144; (b) file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act; and (c) furnish to any Holder of Registrable Securities, promptly upon request, a written statement by the Company as to its compliance with the reporting requirements of Rule 144 and of the Securities Act and the Exchange Act. Section 5.12 Termination of Registration Rights. The rights of a Holder to cause the Company to register securities under this Article V shall terminate on the Termination Date. ARTICLE VI REPRESENTATIONS AND WARRANTIES Section 6.1 Representations and Warranties of the Company. The Company represents and warrants to the Shareholder that, as of the date hereof: (a) The Company is duly organized, validly existing and in good standing as a local company limited by shares under the Laws of Bermuda (for the purpose of this Section 6.1(a), "good standing" means that the Company has not failed to make any required filing with any Bermuda governmental authority or to pay any Bermuda governmental fee or tax that would make it liable to be struck off the register of companies and thereby cease to exist under the Laws of Bermuda). (b) The Company has full corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery by the Company of this Agreement and the performance of its obligations hereunder have been duly authorized by all necessary corporate action of the Company. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery of this Agreement by the Shareholder, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions. (c) None of the execution, delivery or performance of this Agreement by the Company nor the performance of its obligations hereunder will (i) violate any provision of the Company’s Organizational Documents, (ii) violate any Law applicable to the Company or any of its properties or assets or (iii) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the properties or assets of Purchaser under, any of the terms, conditions or provisions

-30- of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Purchaser is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clauses (ii) and (iii) above) for such violations, conflicts, breaches or defaults which, either individually or in the aggregate, would not reasonably be expected to impair in any material respect the ability of the Company to perform its obligations under this Agreement. (d) The Company is a “well-known seasoned issuer” (as defined in Rule 405 promulgated under the Securities Act) eligible to register the Registrable Securities for resale by the Shareholder on a registration statement on Form F-3 under the Securities Act. The Company is subject to the reporting requirements of the Exchange Act. Section 6.2 Representations and Warranties of the Shareholder. The Shareholder represents and warrants to the Company that, as of the date hereof: (a) The Shareholder is duly organized, validly existing and in good standing as a bank chartered under the Laws of Canada. (b) The Shareholder has full corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery by the Shareholder of this Agreement and the performance of its obligations hereunder have been duly authorized by all necessary corporate action of the Shareholder. This Agreement has been duly executed and delivered by the Shareholder and, assuming the due authorization, execution and delivery of this Agreement by the Company, constitutes the legal, valid and binding obligation of the Shareholder, enforceable against the Shareholder in accordance with its terms, subject to the Enforceability Exceptions. (c) None of the execution, delivery or performance of this Agreement by the Shareholder nor the performance of its obligations hereunder will (i) violate any provision of the Shareholder’s Organizational Documents, (ii) violate any Law applicable to the Shareholder or any of its properties or assets or (iii) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of the Shareholder under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Purchaser is a party, or by which it or its properties or assets may be bound, except (in the case of clauses (ii) and (iii) above) for such violations, conflicts, breaches or defaults which, either individually or in the aggregate, would not reasonably be expected to impair in any material respect the ability of the Shareholder to perform its obligations under this Agreement.

-31- ARTICLE VII TAX MATTERS Section 7.1 Certain Canadian Tax Matters. Following the Closing Date and until the occurrence of the 10% Fall-Away Date (and, in respect of any taxable period (or portion thereof) ending on or prior to the 10% Fall-Away Date, following the occurrence of the 10% Fall-Away Date), the Company shall, and shall cause its Affiliates to, use commercially reasonable efforts to: (a) provide the Shareholder with such cooperation, assistance, documentation and information as the Shareholder may reasonably request in connection with the preparation of any Tax Return, the conduct of any Tax Proceeding, the making of any Tax election, and any other material Tax matters of the Shareholder or its Affiliates relating to the Company Entities and the Shareholder’s or its Affiliates’ investment therein, or as may otherwise be necessary to allow the Shareholder to determine the Canadian Tax treatment and consequences to Shareholder or its Affiliates of its investment in the Company (including, without limitation, the classification and status of the Company and the Ordinary Shares, the treatment of any dividends, distributions, proceeds, consideration or other amounts received by or payable to the Shareholder or its Affiliates with respect to the Ordinary Shares, the nature of the income generated by the Company Entities, and the impact of any transaction contemplated by any of the Company Entities, in each case for Canadian Tax purposes). Shareholder shall bear any reasonable out of pocket third party direct costs and expenses (including for any external advisors engaged by the Company Entities) reasonably incurred by the Company in providing the assistance, documentation, and information described in this Section 7.1(a). For the avoidance of doubt, the Shareholder is responsible for its own Tax reporting, and the Company makes no representations or warranties regarding the sufficiency of any assistance, documentation or information provided pursuant to this Section 7.1 to satisfy the Shareholder’s requirements. Documentation and information received by the Shareholder pursuant to this Section 7.1(a) shall be used solely in connection with the matters described in this Section 7.1(a) and will not be disclosed to any person for any other purposes; and (b) reasonably consult (within a reasonable period of time in advance) with the Shareholder and consider in good faith any comments or reasonable requests provided by the Shareholder with respect to any material restructuring or extraordinary transaction contemplated by any Company Entity (for greater certainty, whether a transaction constitutes an extraordinary transaction will be determined at the Company’s sole and absolute discretion, acting reasonably) provided that the Company Entities shall retain the sole and absolute discretion with respect to any actions and decisions regarding such restructuring or extraordinary transaction and nothing in this Section 7.1(b) shall interfere with the timing of any such restructuring or extraordinary transaction. In the event that the foregoing would result in the disclosure of any information which the Company reasonably considers to constitute material non-public information, the Company and the Shareholder Directors shall cooperate to identify the representatives of the Shareholder who shall receive such information and institute customary confidentiality screens and protections with respect to any such confidential or nonpublic information. Section 7.2 Tax Treatment. The Company and the Shareholder shall, and shall cause their respective Affiliates to, (i) treat the Share Purchase contemplated by the Purchase Agreement in accordance with its legal form for all Tax purposes, except as otherwise required by Law, and

-32- (ii) file all applicable Tax Returns on a basis consistent with the foregoing Tax treatment of the Share Purchase. ARTICLE VIII MISCELLANEOUS Section 8.1 Conflicting Agreements. Each party represents and warrants that it has not granted and is not a party to any proxy, voting trust or other agreement that is inconsistent with or conflicts with any provision of this Agreement. Section 8.2 Effectiveness. This Agreement shall become effective as of the Closing Date. Section 8.3 Ownership Information. For purposes of this Agreement, (i) all determinations of the amount of issued and outstanding Ordinary Shares shall be based on information set forth in the most recent quarterly or annual report, and any current report subsequent thereto, filed by the Company with the Commission, unless the Company shall have updated such information by delivery of written notice to the Holder, and (ii) any Ordinary Shares held in treasury or belonging to any Subsidiary of a Person which are not entitled to be voted or counted for purposes of determining the presence of a quorum at a meeting of shareholders shall be disregarded in calculating the number of issued and outstanding Ordinary Shares and the number of Ordinary Shares of any Person Beneficially Owned by any other Person as of any date. Section 8.4 Termination. Except as otherwise provided in this Agreement, this Agreement shall terminate immediately when the aggregate Ownership Percentage of the Shareholder and its Affiliates ceases to be at least five percent (5%) (the “Termination Date”). Neither the provisions of this Section 8.4 nor the termination of this Agreement shall relieve (x) any party hereto from any liability of such party to any other party incurred prior to such termination or (y) any party hereto from any liability to any other party arising out of or in connection with a breach of this Agreement. Nothing in the Purchase Agreement shall relieve the Holder from any liability arising out of or in connection with a breach of this Agreement. Section 8.5 Amendment. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties in interest at the time of the amendment. Section 8.6 Extension; Waiver. At any time prior to the termination of this Agreement pursuant to Section 8.4, the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

-33- Section 8.7 Expenses. Unless otherwise stated herein, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees or expenses. Section 8.8 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by e-mail, upon transmission thereof (provided that no bounceback or similar “undeliverable” message is received by the sender), (b) on the first (1st) Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth (5th) Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice: if to the Holder, to: [Crown] [●] Attn: [●] Telephone: [●] Email: [●] With a copy (which shall not constitute notice) to: Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 Attn: Richard K. Kim Brandon C. Price Email: [***] [***] and if to the Company, to: The Bank of N.T. Butterfield & Son Limited [●] Attn: [●] Email: [●] With a copy (which shall not constitute notice) to: Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 Attn: Mitchell S. Eitel Email: [***]

-34- Section 8.9 Interpretation. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to “Articles” or “Sections,” such reference shall be to an Article or Section of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the word “include,” “includes” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation.” References to “the date hereof” shall mean the date of this Agreement. Section 8.10 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart. Section 8.11 Entire Agreement. This Agreement, together with the Purchase Agreement, constitutes the entire agreement among the parties and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. Section 8.12 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY; AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 8.12. Section 8.13 Governing Law; Jurisdiction. (a) This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to agreements made and to be performed entirely within the State of New York, without regard to any applicable conflicts of law principles that would cause the application of any law other than the laws of the State of New York. (b) Each party hereto agrees that it shall bring any action or proceeding in respect of any claim arising out of or related to this Agreement exclusively in the United States

-35- District Court for the Southern District of New York or any New York State court sitting in New York City (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party hereto and (iv) agrees that service of process upon such party in any such action or proceeding shall be effective if notice is given in accordance with Section 8.13. Each party hereto irrevocably waives any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement. Each of the parties hereto agrees that a final judgment in any lawsuit, action or other proceeding arising out of or relating to this Agreement brought in the Chosen Courts shall be conclusive and binding upon each of the parties hereto and may be enforced in any other courts the jurisdiction of which each of the parties is or may be subject, by suit upon such judgment. Section 8.14 Assignment; Third-Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party, except the Shareholder may transfer its rights hereunder in connection with any Transfer to an Affiliate Transferee. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. This Agreement is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. Section 8.15 Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and, accordingly, that the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief. Section 8.16 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable. Section 8.17 Delivery by Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument

-36- and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense. [Signature Pages Follow]

4937-1085-2254 v.13 IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date and year first above written. THE BANK OF N.T. BUTTERFIELD & SON LIMITED[ By: Name: Title: [CROWN] By: Name: Title:

Exhibit A Form of Counterpart [NAME OF TRANSFEREE] By: Name: Title: Address for Notices: [●] Attention: [●] Phone: [●] E-Mail: [●] with a copy (which shall not constitute notice) to: [●] Attention: [●] Phone: [●] E-Mail: [●]

745 Seventh Avenue New York, NY 10019 United States May 27, 2026 Board of Directors The Bank of N.T. Butterfield & Son Limited 65 Front Street Hamilton, HM 12 Bermuda Members of the Board of Directors: We understand that The Bank of N.T. Butterfield & Son Limited a local company limited by shares incorporated under the laws of Bermuda (“Butterfield”) intends to enter into a transaction (the “Proposed Transaction”) with CIBC, a bank organized under the laws of Canada (“CIBC”) and CIBC Investments (Cayman) Limited, a Cayman Islands exempted company and wholly owned subsidiary of CIBC (“Holdco”), the record owner of 91.67% of the issued and outstanding common shares of CIBC Caribbean Bank Limited, a company incorporated and registered under the laws of Barbados (“CIBC Caribbean”) (the “CIBC Caribbean Shares”), pursuant to which, among other things, (i) Butterfield will acquire 100% of the issued and outstanding ordinary shares of Holdco, from CIBC (the “CIBC Acquisition”) for a purchase price of (a) 11,577,367 ordinary shares, par value BD$0.01 per share in the capital of Butterfield, representing an exchange ratio of 0.008008x of an Ordinary Share for every CIBC Caribbean Share (the “Share Consideration”) held by Holdco (the “Exchange Ratio”), and (b) an amount in cash equal to US$1,000,152,732.79, representing US$0.6918 for every CIBC Caribbean Share held by Holdco, subject, in the case of such shares held by Holdco, to the adjustments as set forth in the Agreement (as defined below) (the “Cash Consideration” and, together with the Share Consideration based on the Exchange Ratio, the “Per Share Consideration”); and (ii) subsequently, Butterfield will commence a mandatory take-over bid for any CIBC Caribbean Shares then issued and outstanding held by shareholders other than CIBC and Holdco (the “Take-Over Bid”) for the Per Share Consideration. The terms and conditions of the Proposed Transaction are set forth in more detail in the Share Purchase Agreement by and among CIBC, Holdco and Butterfield, dated as of May 27, 2026 (the “Agreement”). The summary of the Proposed Transaction set forth above is qualified in its entirety by the terms of the Agreement. We have been requested by the Board of Directors of Butterfield to render our opinion with respect to the fairness, from a financial point of view, to Butterfield of the Per Share Consideration to be paid by Butterfield in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, Butterfield’s underlying business decision to proceed with or effect the Proposed Transaction or the likelihood of consummation of the Proposed Transaction. In addition, we express no opinion on, and our opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the Proposed Transaction, or any class of such persons, relative to the consideration paid in the Proposed Transaction or otherwise. Our opinion does not address the relative merits of the Proposed Transaction as compared to any other transaction or business strategy in which Butterfield might engage. In arriving at our opinion, we reviewed and analyzed: (1) a draft of the Agreement, dated as of May 27, and the specific terms of the Proposed Transaction; (2) publicly available information concerning Butterfield that we believe to be relevant to our analysis, including its Annual Report on Form 20-F for the fiscal years ended December 31, 2023, December 31, 2024 and December 31, 2025; (3) publicly available information concerning CIBC Caribbean that we believe to be relevant to our analysis, including its Consolidated Financial Statements for the fiscal years ended October 31, 2023, October 31, 2024 and October 31, 2025; Annual Report for the fiscal years ended October 31, 2023, October 31, 2024 and October 31, 2025; Condensed Consolidated Financial Statements for the period ending January 31, 2026; (4)

financial and operating information with respect to the business, operations and prospects of Butterfield furnished to us by Butterfield, including financial projections of Butterfield prepared by management of Butterfield (the “Butterfield Projections”); (5) financial and operating information with respect to the business, operations and prospects of CIBC Caribbean furnished to us by CIBC Caribbean, including financial projections of CIBC Caribbean prepared by management of CIBC Caribbean; (5) financial and operating information with respect to the business, operations and prospects of CIBC Caribbean furnished to us by Butterfield, including financial projections of CIBC Caribbean prepared by management of Butterfield (the “CIBC Caribbean Projections”); (6) the pro forma impact of the Proposed Transaction on the future financial performance of the combined company (the “Butterfield Pro Forma Projections”), including cost savings, operating synergies and other strategic benefits expected by the management of the Company to result from a combination of the businesses (collectively, the “Expected Synergies”) as well as the anticipated changes to the tax impact on the combined company and anticipated pro forma capital structure; (7) a trading history of Butterfield’s common stock from May 24, 2024 to May 27, 2026 and a comparison of that trading history with those of other companies that we deemed relevant and CIBC Caribbean’s common stock from May 24, 2024 to May 27, 2026 and a comparison of those trading history with those of other companies that we deemed relevant; (8) a comparison of the historical financial results and present financial condition of Butterfield and CIBC Caribbean with each other and with those of other companies that we deemed relevant; (9) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other transactions that we deemed relevant; and (10) the relative contributions of Butterfield and CIBC Caribbean to the historical and future financial performance of the combined company on a pro forma basis. In addition, we have had discussions with the management of Butterfield and CIBC Caribbean concerning the respective businesses, operations, assets, liabilities, financial condition and prospects and have undertaken such other studies, analyses and investigations as we deemed appropriate. In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without any independent verification of such information (and have not assumed responsibility or liability for any independent verification of such information) and have further relied upon the assurances of the management of Butterfield that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to Butterfield Projections, upon the advice and at the direction of Butterfield, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Butterfield as to the future financial performance of Butterfield and that Butterfield will perform substantially in accordance with such projections and have relied on the Butterfield Projections in arriving at our opinion. With respect to the CIBC Caribbean Projections, upon the advice and at the direction of Butterfield, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Butterfield as to the future financial performance of CIBC Caribbean and that CIBC Caribbean will perform substantially in accordance with such projections and have relied on the CIBC Caribbean Projections in arriving at our opinion. With respect to the Butterfield Pro Forma Projections, upon the advice and at the direction of Butterfield, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Butterfield as to the future financial performance of Butterfield pro forma for the consummation of the Proposed Transaction and that the combined company will perform substantially in accordance with such projections and have relied on the Butterfield Pro Forma Projections in arriving at our opinion. Furthermore, upon the advice and at the direction of Butterfield, we have assumed that the amounts and timing of the Expected Synergies are reasonable and that the Expected Synergies will be realized in accordance with such estimates. We assume no responsibility for and we express no view as to any such projections or estimates (including the Expected Synergies) or the assumptions on which they are based. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of Butterfield or CIBC Caribbean and have not made or obtained any evaluations or appraisals of the assets or liabilities of Butterfield or CIBC Caribbean. We express no opinion as to the prices at which shares of common stock of Butterfield or CIBC Caribbean would trade following the announcement or consummation of the Proposed Transaction. Our opinion should not be viewed as providing any assurance that the market value of the shares of common stock of Butterfield after the consummation of the Proposed Transaction will be in excess of the market value of common stock of Butterfield at any time prior to the announcement or consummation of the Proposed Transaction. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter. We assume no responsibility for updating or revising our opinion based on events or circumstances that may occur after the date of this letter. We have assumed that the executed Agreement will conform in all material respects to the last draft reviewed by us. In addition, we have assumed the accuracy of the representations and warranties contained in the Agreement and all agreements related thereto. We have also assumed, upon the advice of Butterfield, that all material governmental, regulatory and third party approvals, consents and releases for the Proposed Transaction will be obtained within the constraints contemplated by the Agreement and that the Proposed Transaction will be consummated in accordance with the terms of the Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. Upon the advice and at the direction of Butterfield, we have assumed that the Take-Over Bid will be consummated such that Butterfield would acquire all of the issued and outstanding CIBC Caribbean Shares at the Per Share Consideration and upon terms and conditions that would not impact our analysis and have relied upon such assumption in arriving at our opinion. We do not express any opinion as to any tax or other consequences that might result from the Proposed Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that Butterfield has obtained such advice as it deemed necessary from qualified professionals. Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, the Per Share Consideration to be paid by Butterfield in the Proposed Transaction is fair to Butterfield from a financial point of view. We are acting as financial advisor to Butterfield in connection with the Proposed Transaction and will receive fee for our services, a portion of which is payable upon rendering this opinion and a substantial portion of which is contingent upon the consummation of the CIBC Acquisition. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement and the rendering of this opinion. We have performed various investment banking services for Butterfield and CIBC in the past, and expect to perform such services in the future, and have received, and expect to receive, customary fees for such services; however, in the past two years, we have not received fees from the Company for any investment banking services. Specifically, in the past two years, we have performed the following investment banking and financial services for CIBC: (i) acted as bookrunner or co- manager on various offerings of bonds and notes by CIBC and (ii) is a dealer on various of CIBC’s notes issuance programs. In addition, we expect to act as joint lead manager on certain committed financing transactions related to the Proposed Transaction and we will receive customary fees in connection therewith. Barclays Capital Inc., its subsidiaries and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of our business, we and our affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of Butterfield and CIBC for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments. This opinion, the issuance of which has been approved by our Fairness Opinion Committee, is for the use and benefit of the Board of Directors of Butterfield and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder Butterfield as to how such stockholder should vote with respect to the Proposed Transaction. Very truly yours, BARCLAYS CAPITAL INC.

BUTTERFIELD INVESTOR RELATIONS
405 OLD DUPONT ROAD, BUILDING 7
WEEKLY 17886
WILMINGTON, DE 19804
USA

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Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. Your proxy card must be postmarked on or before September 11, 2026 in order to be processed.

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T02291-P54918 KEEP THIS PORTION FOR YOUR RECORDS

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THE BANK OF N.T. BUTTERFIELD & SON LIMITED

The Board of Directors unanimously recommends you vote FOR the following proposals:

Proposal 1

	For	Against	Abstain
1. To appoint PricewaterhouseCoopers Ltd. as the independent auditor of the Bank for the year ending December 31, 2026, and to authorize the Board of Directors of the Bank, acting through the Audit Committee, to set PricewaterhouseCoopers' remuneration.	☐	☐	☐

Proposal 2

2. To elect each of the following individuals as a Director, to hold office until the close of the 2027 Annual General Meeting, or until his or her successor is duly elected or appointed:

Nominees:	For	Against	Abstain
2a. Michael Weld Collins	☐	☐	☐
2b. Alastair Barbour	☐	☐	☐
2c. Stephen E. Cummings	☐	☐	☐
2d. Andrew Henton	☐	☐	☐
2e. Mark T. Lynch	☐	☐	☐
2f. Meroe Park	☐	☐	☐
2g. Ingrid Pierce	☐	☐	☐
2h. Jana R. Schreuder	☐	☐	☐
2i. Michael Schrum	☐	☐	☐

	For	Against	Abstain
Proposal 3			
3. To generally and unconditionally authorize the Butterfield Board of Directors to dispose of or transfer all or any treasury shares, and to allot, issue or grant (i) shares; (ii) securities convertible into shares; or (iii) options, warrants or similar rights to subscribe for any shares or such convertible securities, where the shares in question are of a class that is listed on the Bermuda Stock Exchange ("BSX shares"), provided that the BSX shares allotted and issued pursuant hereto are in aggregate less than 20% of the share capital of Butterfield issued and outstanding on the day before the 2026 Annual General Meeting, to such person(s), at such times, for such consideration and upon such terms and conditions as the Butterfield Board of Directors may determine.	☐	☐	☐
Proposal 4			
4. To approve the issuance of Butterfield shares to holders of CIBC Caribbean Bank Limited common stock pursuant to the Share Purchase Agreement, dated as of May 27, 2026, by and among Butterfield, Canadian Imperial Bank of Commerce, and CIBC Investments (Cayman) Limited and the takeover transactions to be undertaken in connection therewith (as defined and described in the accompanying proxy statement) for purposes of complying with NYSE Listing Rule 312.03 and paragraph 6.21 of Section IIA of the BSX Listing Regulations. This authorization is separate from the authorization of the BSX shares pursuant to Proposal 3.	☐	☐	☐
Proposal 5			
5. To adjourn or postpone the meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment or postponement, there are not sufficient votes to approve Proposal 4 or to ensure that any supplement or amendment to the proxy statement is timely provided to Butterfield shareholders.	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any postponement or adjournment thereof.

A proxy granted by a corporation must be signed by a duly authorized attorney or officer of that corporation or executed under its common seal (if required). In the case of joint holders any holder may sign. In the event of a conflict between joint holders as to who has the right to vote, the first-named in the Register of Shareholders shall have the right to vote. Unless voting instructions are indicated in the boxes, the proxy will vote or abstain as he or she thinks fit.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

T02292-P54918 Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting: The Proxy Statement and Annual Report/Form 20-F are available at www.proxyvote.com. THE BANK OF N.T. BUTTERFIELD & SON LIMITED Annual General Meeting of Shareholders September 18, 2026 10:00 a.m. Bermuda Time This proxy is solicited by the Board of Directors I /we being (a) Shareholder(s) of the Bank hereby appoint the Chairman of the Meeting, fai l ing whom, _______________________________________ of _______________________________________ as my/our proxy to vote for me/us and on my/our behalf at the 2026 Annual General Meeting of The Bank of N.T. Butterfield & Son Limited to be held virtually at 10:00 a.m. Bermuda Time on Friday, September 18, 2026, accessible at www.virtualshareholdermeeting.com/NTB2026 and at 1(888) 880-1731 or 1(929) 207-7814, and at any postponement or adjournment thereof. In respect of the Proposals referred to in the Notice of Annual General Meeting, I/we desire my/our proxy to vote as indicated (or in the absence of any such indication, in favor of such Proposal(s)) and to vote in his or her discretion in respect of any other matters properly brought before the 2026 Annual General Meeting including any postponement or adjournment thereof. The undersigned shareholder hereby revokes any proxy heretofore given with respect to the 2026 Annual General Meeting. This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations. Continued and to be signed on reverse side

Your Vote Counts! Smartphone users Point your camera here and vote without entering a control number For complete information and to vote, visit www.ProxyVote.com Control # T02293-P54918 You invested in THE BANK OF N.T. BUTTERFIELD & SON LIMITED and it’s time to vote! You have the right to vote on proposals being presented at the Annual General Meeting. This is an important notice regarding the availability of proxy materials for the virtual shareholder meeting to be held on September 18, 2026. Vote Virtually at the Meeting* September 18, 2026 10:00 a.m. Bermuda Time Virtually at: www.virtualshareholdermeeting.com/NTB2026 *Please check the meeting materials for any special requirements for meeting attendance. THE BANK OF N.T. BUTTERFIELD & SON LIMITED BUTTERFIELD INVESTOR RELATIONS 405 OLD DUPONT ROAD, BUILDING 7 WEEKLY 17886 WILMINGTON, DE 19804 USA Get informed before you vote View the Proxy Statement and Annual Report/Form 20-F online OR you can receive a free paper or email copy of the material(s) by requesting prior to August 28, 2026. If you would like to request a copy of the material(s) for this and/or future shareholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy. 2026 Virtual Annual General Meeting Vote by September 17, 2026 11:59 PM ET. For shares held in a Plan, vote by September 14, 2026 11:59 PM ET.

Vote at www.ProxyVote.com Prefer to receive an email instead? While voting on www.ProxyVote.com, be sure to click “Delivery Settings”. Voting Items Board Recommends T02294-P54918 THIS IS NOT A VOTABLE BALLOT This is an overview of the proposals being presented at the upcoming virtual shareholder meeting. Please follow the instructions on the reverse side to vote these important matters. Proposal 1 1. To appoint PricewaterhouseCoopers Ltd. as the independent auditor of the Bank for the year ending December 31, 2026, and to authorize the Board of Directors of the Bank, acting through the Audit Committee, to set PricewaterhouseCoopers’ remuneration. For Proposal 2 2. To elect each of the following individuals as a Director, to hold office until the close of the 2027 Annual General Meeting, or until his or her successor is duly elected or appointed: Nominees: 2a. Michael Weld Collins For 2b. Alastair Barbour For 2c. Stephen E. Cummings For 2d. Andrew Henton For 2e. Mark T. Lynch For 2f. Meroe Park For 2g. Ingrid Pierce For 2h. Jana R. Schreuder For 2i. Michael Schrum For Proposal 3 3. To generally and unconditionally authorize the Butterfield Board of Directors to dispose of or transfer all or any treasury shares, and to allot, issue or grant (i) shares; (ii) securities convertible into shares; or (iii) options, warrants or similar rights to subscribe for any shares or such convertible securities, where the shares in question are of a class that is listed on the Bermuda Stock Exchange (“BSX shares”), provided that the BSX shares allotted and issued pursuant hereto are in aggregate less than 20% of the share capital of Butterfield issued and outstanding on the day before the 2026 Annual General Meeting, to such person(s), at such times, for such consideration and upon such terms and conditions as the Butterfield Board of Directors may determine. For Proposal 4 4. To approve the issuance of Butterfield shares to holders of CIBC Caribbean Bank Limited common stock pursuant to the Share Purchase Agreement, dated as of May 27, 2026, by and among Butterfield, Canadian Imperial Bank of Commerce, and CIBC Investments (Cayman) Limited and the takeover transactions to be undertaken in connection therewith (as defined and described in the accompanying proxy statement) for purposes of complying with NYSE Listing Rule 312.03 and paragraph 6.21 of Section IIA of the BSX Listing Regulations. This authorization is separate from the authorization of the BSX shares pursuant to Proposal 3. For Proposal 5 5. To adjourn or postpone the meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment or postponement, there are not sufficient votes to approve Proposal 4 or to ensure that any supplement or amendment to the proxy statement is timely provided to Butterfield shareholders. For NOTE: Such other business as may properly come before the meeting or any postponement or adjournment thereof.